   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1997

                                                REGISTRATION NO. 333-[FILE NO.]
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              NORWEST CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     6711                    41-0449260
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

                                NORWEST CENTER
                              SIXTH AND MARQUETTE
                       MINNEAPOLIS, MINNESOTA 55479-1000
                                 612-667-1234
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               STANLEY S. STROUP
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              NORWEST CORPORATION
                                NORWEST CENTER
                              SIXTH AND MARQUETTE
                       MINNEAPOLIS, MINNESOTA 55479-1026
                                 612-667-8858
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
              NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

   MARY E. SCHAFFNER ROBERT L. LEE                  CHARLES E. GREEF
         NORWEST CORPORATION                    JENKENS & GILCHRIST, P.C.
           NORWEST CENTER                           1445 ROSS AVENUE
         SIXTH AND MARQUETTE                           SUITE 3200
  MINNEAPOLIS, MINNESOTA 55479-1026             DALLAS, TEXAS 75202-2799

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of the Registration Statement.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================

                                                                      PROPOSED
                                       AMOUNT         PROPOSED        MAXIMUM       AMOUNT OF
       TITLE OF SECURITIES             TO BE      MAXIMUM OFFERING   AGGREGATE     REGISTRATION
         TO BE REGISTERED            REGISTERED   PRICE PER SHARE  OFFERING PRICE      FEE
---------------------------------------------------------------------------------------------------
Common Stock (par value $1 2/3
 per share) (1).................    3,291,380(2)        N/A         $30,423,374.28(3)   $9,219.20
---------------------------------------------------------------------------------------------------
===================================================================================================

(1) Each share of the registrant's common stock includes one preferred stock purchase right.
(2) As adjusted to reflect a two-for-one split of the Common Stock of Norwest Corporation in the form of a 100% Stock dividend, paid on October 10, 1997 to stockholders of record on October 2, 1997.
(3) Estimated solely for the purpose of computing the registration fee, in accordance with Rule 457(f), based upon the book value as of June 30, 1997 of all shares of common stock to be acquired by the registrant in the transaction described herein.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                              [Valley letterhead]

                                                                October  , 1997

Dear Shareholder:

  Your board of directors has approved the acquisition of First Valley Bank Group, Inc. ("Valley") by Norwest Corporation ("Norwest"). If the proposed transaction is completed, Norwest will acquire Valley through the merger of Valley with a newly-formed, wholly-owned subsidiary company of Norwest (the "Merger"), and Valley will be the surviving company in the Merger. If the Merger is completed, Valley will become a wholly-owned subsidiary of Norwest and you will receive shares of Norwest's common stock (the "Norwest Common Stock") for your shares of Valley's common stock (the "Valley Common Stock").

  In the proposed Merger, Norwest will exchange 2,806,732 shares of Norwest Common Stock for all of the outstanding shares of Valley Common Stock. Based on 785,322 shares of Valley Common Stock outstanding (including shares of Valley Common Stock to be issued upon the conversion of Valley's Series C and Series D Preferred Stock, as described further below), this works out to approximately 3.57 shares of Norwest Common Stock for each share of Valley Common Stock. For each share of Valley Common Stock you own, you will receive that number of shares of Norwest Common Stock equal to 2,806,732 divided by the number of outstanding shares of Valley Common Stock at the time the Merger is effective. Valley's board of directors has unanimously recommended approval of the Merger.

  In addition, (i) holders of Valley's Series C Preferred Stock will be asked to approve an amendment to their Series C Preferred Stock providing for the conversion of all of the Series C Preferred Stock into Valley Common Stock immediately prior to the Merger (the "Series C Amendment"), and (ii) holders of Valley's Series D Preferred Stock will be asked to approve an amendment to their Series D Preferred Stock providing for the conversion of all of the Series D Preferred Stock into Valley Common Stock immediately prior to the Merger (the "Series D Amendment"). Valley's board of directors, has unanimously recommended approval of these amendments to Valley's Series C Preferred Stock and Series D Preferred Stock.

  Your board of directors has called a special shareholders' meeting to vote on this matter. The meeting will be held on November , 1997, at 11:30 a.m. at Rancho Viejo Country Club, located at 1 Rancho Viejo Drive, Rancho Viejo, Texas. If the shareholders do not approve the acquisition, Valley will continue to operate as an independent company.

  You will also be asked at the meeting to approve certain payments to be made to Cleve T. Breedlove, John A. Calkins, Gary L. Kimberling, James Manatt, and
C. Michael Scott under Valley's Incentive Compensation Plan (the "ICP Payments"). In order for these payments to be tax deductible expenses to Valley and Norwest for federal income tax purposes and to avoid a 20% nondeductible excise tax on the payments, the Internal Revenue Code requires that each of the ICP Payments be individually approved by a 75% vote of disinterested shareholders of Valley. A special committee of Valley's board of directors, consisting of all non-officer directors of Valley, has unanimously recommended approval of the ICP Payments.

  Enclosed with this letter are a notice of special meeting, which sets forth the time and location of the meeting, and a Proxy Statement-Prospectus, which describes in more detail the terms and conditions and discusses the background of and reasons for the Merger and the other matters to be considered at the meeting. Please carefully review and consider the information in the Proxy Statement-Prospectus. The operative agreements and the proposed amendments to Valley's Series C and Series D Preferred Stock are included in the Proxy Statement-Prospectus as Appendices A, B, C, and D, respectively. Additional information concerning Norwest, including its most recent annual report on Form 10-K and its quarterly reports on Form 10-Q for the current year, may be obtained from Norwest as indicated in the Proxy Statement-Prospectus under the section entitled "Incorporation of Certain Documents by Reference."

  Also enclosed are one or more proxy cards to be used to vote your shares of Valley stock at the Meeting. The proxy cards set forth the specific proposals on which, respectively, holders of Valley Common Stock, Series C Preferred Stock, and Series D Preferred Stock are entitled to vote at the Meeting. If you own shares of more than one class of outstanding Valley stock, you have received a separate proxy card for each class you own that has been color-coded and labeled to indicate clearly to which class of outstanding Valley stock it relates. A WHITE proxy card should be used to vote any shares of Common Stock, a BLUE proxy card should be used to vote any shares of Series C Preferred Stock, and a GREEN proxy card should be used to vote any shares of Series D Preferred Stock, that you hold.

  The proposed Merger is subject to certain conditions, including the approval of the Merger by shareholders owning two-thirds of Valley Common Stock and by shareholders owning two-thirds of Valley Preferred Stock, voting as a class. In addition, the proposed Merger is subject to the approval by shareholders owning two-thirds of Valley's Series C Preferred Stock of the proposed Series C Amendment, the approval by shareholders owning two-thirds of Valley's Series D Preferred Stock of the proposed Series D Amendment, and the approval of disinterested shareholders owning 75% of the voting power immediately prior to the Merger of the ICP Payments. Norwest cannot acquire Valley without the approval of Valley's shareholders of the Merger.

  Please read the enclosed materials for information concerning the Merger and the meeting. Also, please sign and return the accompanying proxy card in the postage-paid envelope. This way, your shares will be voted as you direct even if you can't attend the meeting.


                                          (ART)

                                          Cleve T. Breedlove
                                          Chairman and Chief Executive Officer


 WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE FILL IN, SIGN,
                                     DATE,
   AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED ENVELOPE.

                               TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS...................................   1
DEFINED TERMS...............................................................   2
WHAT "INCORPORATED BY REFERENCE" MEANS......................................   5
EXPLANATORY NOTE REGARDING NORWEST COMMON STOCK SPLIT.......................   5
PROXY STATEMENT-PROSPECTUS..................................................   5
SUMMARY.....................................................................   7
 Parties to the Merger......................................................   7
 Reasons for the Merger.....................................................   7
 Recommendation of the Valley Board.........................................   8
 Opinion of Financial Advisor...............................................   8
 Approval of the Merger.....................................................   8
 The Merger.................................................................   8
 What Valley's Shareholders Will Receive in the Merger......................   8
 Appraisal Rights...........................................................   9
 Regulatory Approvals.......................................................   9
 U.S. Federal Income Tax Consequences.......................................   9
 Market Information.........................................................   9
 Board of Directors and Management of Valley After the Merger...............   9
 Other Interests of Valley's Management.....................................   9
 Conditions to the Merger...................................................  10
 Termination of the Reorganization Agreement................................  10
 Termination Fee............................................................  11
 Accounting Treatment.......................................................  11
 Series C Amendment.........................................................  11
 Approval of the Series C Amendment.........................................  11
 Series D Amendment.........................................................  12
 Approval of the Series D Amendment.........................................  12
 Approval of the ICP Payments...............................................  12
 Comparative Per Common Share Data..........................................  13
 Selected Historical Financial Information..................................  14
 Selected Financial Information.............................................  15
 Share Prices and Dividends for Norwest Common Stock........................  17
SPECIAL MEETING OF SHAREHOLDERS.............................................  18
 Record Date................................................................  18
 Voting Rights; Votes Required for Approval.................................  18
 Voting and Revocation of Proxies...........................................  19
 Solicitation of Proxies....................................................  20
 Other Matters..............................................................  20

THE MERGER.................................................................. 21
 Purpose and Effect of the Merger........................................... 21
 Background of and Reasons for the Merger................................... 21
 Opinion of Financial Advisor............................................... 23
 Additional Interests of Valley Management in the Merger.................... 26
 Appraisal Rights........................................................... 28
 Exchange of Certificates................................................... 30
 Regulatory Approvals....................................................... 30
 Effect on Employee Benefit Plans........................................... 31
 Certain U.S. Federal Income Tax Consequences to Valley's Shareholders...... 32
 Resale of Norwest Common Stock............................................. 34
 Stock Exchange Listing..................................................... 34
 Accounting Treatment....................................................... 34
THE REORGANIZATION AGREEMENT................................................ 35
 Basic Plan of Reorganization............................................... 35
 Representations and Warranties............................................. 35
 Certain Covenants.......................................................... 36
 Conditions to the Completion of the Merger................................. 37
 Termination of the Reorganization Agreement................................ 37
 Termination Fee............................................................ 38
 Effect of Termination...................................................... 39
 Waiver and Amendment....................................................... 39
 Expenses................................................................... 39
SERIES C AMENDMENT.......................................................... 39
SERIES D AMENDMENT.......................................................... 40
ICP PAYMENTS................................................................ 42
COMPARISON OF RIGHTS OF HOLDERS OF VALLEY CAPITAL STOCK AND NORWEST COMMON
 STOCK...................................................................... 46
 Capital Stock.............................................................. 46
 Description of Series C Preferred.......................................... 46
 Description of Series D Preferred.......................................... 48
 Rights Plan................................................................ 49
 Directors.................................................................. 49
 Amendment of Charter Documents and Bylaws.................................. 50
 Approval of Mergers and Asset Sales........................................ 50
 Appraisal Rights........................................................... 50
 Special Meetings........................................................... 51
 Director Duties............................................................ 51
 Action Without a Meeting................................................... 51
 Limitation of Director Liability........................................... 52
 Indemnification of Officers and Directors.................................. 52
 Dividends.................................................................. 53

 Corporate Governance Procedures; Nomination of Directors.................   53

INFORMATION ABOUT VALLEY..................................................   54
 General..................................................................   54
 The Bank.................................................................   54
 Competition..............................................................   55
 Regulation and Supervision...............................................   55
 Employees................................................................   57
 Properties...............................................................   57
 The ESOP.................................................................   58
 Indebtedness of Valley and the ESOP......................................   59
 Legal Proceedings........................................................   61
 Description of Securities................................................   61
 Dividends and Dividend Policy............................................   61
 Holders and Market Information...........................................   62
 Security Ownership of Certain Beneficial Owners and Management of
  Valley..................................................................   63

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF VALLEY.....................................................   66
 Results of Operations....................................................   66
 Financial Condition......................................................   75
 Impact of Inflation, Changing Prices and Monetary Policies...............   83

CERTAIN REGULATORY AND OTHER CONSIDERATIONS PERTAINING TO NORWEST.........   85
 Bank Regulatory Agencies.................................................   85
 Bank Holding Company Activities; Interstate Banking......................   85
 Dividend Restrictions....................................................   86
 Holding Company Structure................................................   86
 Regulatory Capital Standards and Related Matters.........................   87
 FDIC Insurance...........................................................   89
 Fiscal and Monetary Policies.............................................   90
 Competition..............................................................   90

EXPERTS...................................................................   90

LEGAL MATTERS.............................................................   91

INFORMATION CONCERNING NORWEST MANAGEMENT.................................   91

WHERE YOU CAN FIND MORE INFORMATION.......................................   91

INDEX TO VALLEY FINANCIAL STATEMENTS......................................  F-1

APPENDIX A--AGREEMENT AND OF REORGANIZATION............................... (A-1--A-34)

APPENDIX B--AGREEMENT AND PLAN OF MERGER..................................  (B-1--B-4)

APPENDIX C--AMENDMENT TO SERIES C STATEMENT OF DESIGNATION................  (C-1--C-2)

APPENDIX D--AMENDMENT TO SERIES D STATEMENT OF DESIGNATION................  (D-1--D-2)

APPENDIX E--TEXAS BUSINESS CORPORATION ACT, ARTICLES 5.11, 5.12 AND 513...  (E-1--E-4)

APPENDIX F--FAIRNESS OPINION OF THE BANK ADVISORY GROUP...................  (F-1--F-3)

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

  A special meeting (the "Meeting") of shareholders of First Valley Bank
Group, Inc. ("Valley") will be held on November   , 1997 at 11:30 a.m. at
Rancho Viejo Country Club, 1 Rancho Viejo Drive, Rancho Viejo, Texas. The purposes of the Meeting are to vote on the following proposals:

PROPOSAL 1

  To approve the agreement and plan of reorganization between Valley and Norwest Corporation ("Norwest") and the related agreement and plan of merger ("Agreements"). The Agreements provide for the merger of a newly-formed, wholly-owned subsidiary company of Norwest with Valley, and for Valley to be the surviving company (the "Merger"). If the Merger is completed, Valley will become a wholly-owned subsidiary of Norwest and Valley's shareholders will receive shares of Norwest's common stock for their shares of Valley's common stock. Valley's board of directors has unanimously recommended approval of the Merger.

PROPOSAL 2

  (TO BE VOTED ON ONLY BY THE HOLDERS OF VALLEY SERIES C PREFERRED STOCK )

  To amend the Statement of Resolution Establishing the Series of Preferred Stock governing the Series C Preferred Stock to convert the shares of the Series C Preferred Stock into shares of Valley's common stock immediately prior to the Merger. This is to be effective only if the Merger is to be completed. Valley's board of directors has unanimously recommended approval of this amendment.

PROPOSAL 3

  (TO BE VOTED ON ONLY BY THE HOLDERS OF VALLEY'S SERIES D PREFERRED STOCK)

  To amend the Statement of Resolution Establishing the Series of Preferred Stock governing the Series D Preferred Stock to convert the shares of the Series D Preferred Stock into shares of Valley's common stock immediately prior to the Merger. This amendment is to be effective only if the Merger is to be completed. Valley's board of directors has unanimously recommended approval of this amendment.

PROPOSALS 4 THROUGH 8

  To approve certain payments to be made to each of Cleve T. Breedlove, John
A. Calkins, Gary L. Kimberling, James Manatt, and C. Michael Scott under Valley's Incentive Compensation Plan. In order for these payments to be tax deductible expenses to Valley and Norwest for federal income tax purposes and to avoid a 20% nondeductible excise tax on the payments, the Internal Revenue Code requires that each payment be approved individually by disinterested holders of 75% of the voting power of all outstanding Valley shares of Valley. A special committee of Valley's board of directors, consisting of all non-officer directors of Valley, has unanimously recommended approval of each of these payments.

  The record date for the Meeting is September 22, 1997. Only shareholders of record at the close of business on that date can vote at the Meeting.

                                          FIRST VALLEY BANK GROUP, INC.

                                          By __________________________________
                                                    Corporate Secretary

  PLEASE COMPLETE, SIGN AND DATE YOUR PROXY AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS AT ANY TIME BEFORE IT IS EXERCISED.

          PLEASE DO NOT SEND IN ANY SHARE CERTIFICATES AT THIS TIME.

                                 DEFINED TERMS

  Following are the definitions of certain terms used in this Proxy Statement-Prospectus. Each term should be considered in the context in which it is used. These definitions apply equally, where applicable and with appropriate modifications, to both the singular and plural forms of the terms defined. Other capitalized terms are defined where used in the text of this Proxy Statement-Prospectus and have the meanings assigned herein.

ADVISORY................ The Bank Advisory Group, Inc.
BANK.................... First Valley Bank, a wholly-owned indirect subsidiary of
                         Valley.
BANK HOLDING COMPANY
 ACT.................... Bank Holding Company Act of 1956, as amended.
CODE.................... The Internal Revenue Code of 1986, as amended.
COMPANY MARKET
 CAPITALIZATION......... The price of one share of the common stock of a given company in the Index Group at the close of the trading day immediately preceding May 1, 1997 (the date of the
                         Reorganization Agreement) multiplied by the number of shares of common stock of such company outstanding as of June 30,
                         1996 (adjusted for any stock dividend, reclassification,
                         recapitalization, exchange of shares or similar transaction between June 30, 1996 and May 1, 1997 (the close of the
                         trading date immediately preceding the date of the
                         Reorganization Agreement)).
DGCL.................... Delaware General Corporation Law.
EFFECTIVE TIME OF THE    12:01 a.m., Los Fresnos, Texas time, on the date that the
 MERGER................. Merger Agreement is signed and it, or Articles of Merger or a Certificate of Merger, is filed with and accepted by the
                         Secretary of State of the State of Texas, or on such other date specified in the Articles of Merger or Certificate of
                         Merger.
ESOP.................... First Valley Bank Group, Inc. Employee Stock Ownership Plan.
ESOP PARTICIPANTS....... Employees of Valley and its subsidiaries who participate in the ESOP.
EXCHANGE ACT............ Securities Exchange Act of 1934, as amended.
FDI ACT................. Federal Deposit Insurance Act.
FDIC.................... Federal Deposit Insurance Corporation.
FEDERAL RESERVE BOARD... Board of Governors of the Federal Reserve System.
FINAL INDEX PRICE....... The sum of the following, calculated for each of the companies in the Index Group: (a) the Final Price for such company multiplied by (b) the Weighting Factor for each such company.
FINAL PRICE............. The average of the daily closing prices of a share of common stock of any company in the Index Group, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the Index Measurement Period.
ICP PARTICIPANTS........ Cleve T. Breedlove, John A. Calkins, Gary L. Kimberling,
                         James Manatt, and C. Michael Scott.
ICP PAYMENTS............ Payments to be made to the ICP Participants under the Valley
                         ICP.

INDEX GROUP.............  All of the following companies, the common stock of which is publicly traded and as to which there is, during the Index
                          Measurement Period, no pending publicly announced proposal for such company to be acquired, nor has there been any
                          proposal by such company publicly announced subsequent to
                          May 1, 1997 (the day before the date of the Reorganization
                          Agreement) to acquire another company in exchange for stock where, if the company to be acquired were to become a
                          subsidiary of the acquiring company, the company to be
                          acquired would be a "significant subsidiary" as defined in
                          Rule 1-02 of Regulation S-X promulgated by the SEC nor has there been any program publicly announced subsequent to May
                          1, 1997 to repurchase 5% or more of the outstanding shares of such company's common stock: BancOne Corporation, Bank of
                          Boston Corporation, The Bank of New York Company, Inc.,
                          BankAmerica Corporation, Barnett Banks, Inc., Comerica,
                          Inc., CoreStates Financial Corporation, First Chicago NBD
                          Corporation, First Union Corporation, Fleet Financial,
                          KeyCorp, Mellon Bank Corporation, National City Corporation,
                          PNC Financial Corporation, Signet Banking Corporation,
                          Suntrust Banks, Inc., U.S. Bancorp, Wachovia Corporation,
                          and Wells Fargo Company.
INDEX MEASUREMENT PERI-   The period of 20 trading days ending on the date immediately
 OD.....................  preceding the Meeting.
INITIAL INDEX PRICE.....  The sum of the following, calculated for each of the companies in the Index Group: (a) the closing price per
                          share of common stock of each such company on May 1, 1997
                          (the trading day immediately preceding the date of the
                          Reorganization Agreement) multiplied by (b) the Weighting
                          Factor for each such company.
INTERSTATE BANKING ACT..  Reigle-Neal Interstate Banking and Branching Act.
IRS.....................  Internal Revenue Service.
MEETING.................  The special meeting of shareholders of Valley to be held at the date and time, and for the purposes, specified in the
                          notice of special meeting of shareholders accompanying this
                          Proxy Statement-Prospectus.
MERGER..................  The merger of Valley with Norwest VBG Merger Co., as a result of which Valley will become a wholly-owned subsidiary of Norwest.
NORWEST.................  Norwest Corporation and its consolidated subsidiaries.
NORWEST AVERAGE PRICE...  The average of the closing prices of a share of Norwest
                          Common Stock as reported on the NYSE consolidated tape
                          during the period of 15 trading days ending on the day
                          immediately prceeding the Meeting.
NORWEST BOARD...........  Norwest's board of directors.
NORWEST BYLAWS..........  Norwest's By-laws.
NORWEST CERTIFICATE.....  Norwest's restated certificate of incorporation.
NORWEST COMMON STOCK....  Norwest's common stock, par value $1 2/3 per share.
NORWEST MEASUREMENT       The average of the closing prices of a share of Norwest
 PRICE..................  Common Stock as reported on the composite tape of the NYSE during the Index Measurement Period.
NORWEST SHARE AMOUNT....  The number equal to 2,806,732 divided by the Valley
                          Outstanding Shares.
NORWEST VBG MERGER CO...  A wholly-owned subsidiary of Norwest incorporated for the limited purpose of merging with Valley.
NYSE....................  New York Stock Exchange, Inc.
OCC.....................  Office of the Comptroller of the Currency.
OTS.....................  Office of Thrift Supervision.

PLAN OF MERGER..........  The form of agreement and plan of merger between Valley and
                          Norwest VBG Merger Co.
RECORD DATE.............  September 22, 1997
REORGANIZATION AGREE-     The amended and restated agreement and plan of
 MENT...................  reorganization dated as of May 2, 1997 between Valley and
                          Norwest.
REORGANIZATION EVENT....  Reclassification, reorganization or other readjustment of the capital stock of Valley (other than by way of stock
                          split, stock dividend or combination of the Valley Common
                          Stock), or the consolidation or merger of Valley with any
                          other association or corporation, or the conveyance of
                          substantially all of Valley's assets to another association or corporation.
SEC.....................  Securities and Exchange Commission.
SECURITIES ACT..........  Securities Act of 1933, as amended.
SERIES C AMENDMENT......  The amendment to the Series C Statement of Designation establishing the conversion rate of the Series C Preferred into Valley Common Stock.
SERIES C PREFERRED......  Valley's Series C Preferred Stock, par value $100.00 per share.
SERIES C STATEMENT OF
 DESIGNATION............  The Statement of Resolution Establishing Series of Preferred
                          Stock, which established the Series C Preferred.
SERIES D AMENDMENT......  The amendment to the Series D Statement of Designation establishing the conversion rate of the Series C Preferred into Valley Common Stock.
SERIES D PREFERRED......  Valley's Series D Preferred Stock, par value $100.00 per share.
SERIES D STATEMENT OF
 DESIGNATION............  The Statement of Resolution Establishing Series of Preferred
                          Stock, which established the Series D Preferred.
TBCA....................  Texas Business Corporation Act.
TOTAL MARKET CAPITALIZA-  The sum of the Company Market Capitalization for each of the
 TION...................  companies in the Index Group.
TRUSTEES................  The trustees of the ESOP, who currently are Arnulfo
                          Gonzalez, Michael Scaief, and Donna Siddall.
VALLEY..................  First Valley Bank Group, Inc. and its consolidated subsidiaries, Valley Delaware and the Bank.
VALLEY ARTICLES.........  Valley's restated articles of incorporation.
VALLEY BOARD............  Valley's board of directors.
VALLEY BYLAWS...........  Valley's bylaws.
VALLEY COMMON STOCK.....  Valley's common stock, no par value per share.
VALLEY DELAWARE.........  First Valley Delaware Financial Corporation, a wholly-owned subsidiary of Valley.
VALLEY ICP..............  Valley's Incentive Compensation Plan, as amended.
VALLEY OUTSTANDING        The number of shares of Valley Common Stock outstanding
 SHARES.................  immediately prior to the Merger.
VALLEY PREFERRED STOCK..  Valley's preferred stock, par value $100.00 per share.
WEIGHTING FACTOR........  For any given company in the Index Group, the Company Market
                          Capitalization for such company divided by the Total Market
                          Capitalization.

                     WHAT "INCORPORATED BY REFERENCE" MEANS

  Incorporation by reference is a concept that allows Norwest to not physically include in this Proxy Statement-Prospectus some of the information about Norwest that may be important to your decision whether to approve the Merger. The information is instead "incorporated" into this Proxy Statement-Prospectus by reference to one or more documents previously filed by Norwest with the SEC. For example, the information contained in Norwest's consolidated financial statements for the years ended December 31, 1996 and 1995 may be important to your decision, as may be a detailed description of Norwest's business. None of this information is physically included in this Proxy Statement-Prospectus. Instead, this Proxy Statement-Prospectus refers you to Norwest's annual report on Form 10-K, which is the document that physically contains the financial statements and the most recent description of Norwest's business.

  INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IS CONSIDERED PART OF THIS PROXY STATEMENT-PROSPECTUS, EVEN THOUGH IT IS NOT PHYSICALLY INCLUDED. AS A RESULT, THE INFORMATION IS CONSIDERED TO HAVE BEEN DISCLOSED TO YOU, WHETHER OR NOT YOU OBTAIN A COPY OF THE DOCUMENT CONTAINING THE INFORMATION.

  This Proxy Statement-Prospectus will indicate when information has been incorporated by reference. It will also specify the document that physically contains the information. As you read this Proxy Statement-Prospectus, please make a list of the documents that you want to review in deciding whether to approve the Merger. The section entitled "Where You Can Find More Information" explains how to get copies of these documents.

                           EXPLANATORY NOTE REGARDING
                           NORWEST COMMON STOCK SPLIT

  On September 23, 1997, the Norwest Board declared a two-for-one stock split in the form of a 100% stock dividend. The stock dividend was paid on October 10, 1997, to stockholders of record on October 2, 1997. As a result of the stock split, stockholders received one additional share of Norwest Common Stock for each share they owned on October 2, 1997. On October 14, 1997, Norwest Common Stock began trading at half its pre-split price.

  As required by the Reorganization Agreement, the number of shares of Norwest Common Stock to be exchanged in the Merger has been adjusted to reflect the stock split. THE SECTIONS OF THIS PROXY STATEMENT-PROSPECTUS THAT DISCUSS THE NUMBER OF SHARES OF NORWEST COMMON STOCK ISSUABLE IN THE MERGER REFLECT THIS ADJUSTMENT. This Proxy Statement-Prospectus will indicate where other information has been adjusted or restated to reflect the stock split.

                           PROXY STATEMENT-PROSPECTUS

  This document serves as both a proxy statement of Valley and a prospectus of Norwest. As a proxy statement, it is being provided to you because the Valley Board is soliciting your proxy for use at the Meeting. As a prospectus, it is being provided to you because Norwest will issue shares of Norwest Common Stock to you in the Merger in exchange for the shares of Valley Common Stock you own at the Effective Time of the Merger, including shares of Valley Common Stock that you may receive in exchange for the Series C Preferred and Series D Preferred as a result of the Series C Amendment and the Series D Amendment, respectively.

  At the Meeting, Valley's shareholders will vote on a proposal to approve the Reorganization Agreement and the Plan of Merger. The Reorganization Agreement and the Plan of Merger provide for the merger of Valley with a newly-formed, wholly-owned subsidiary of Norwest. Valley will be the surviving company in the Merger. If the Merger is completed, Valley will become a wholly-owned subsidiary of Norwest, and Valley's shareholders will receive shares of Norwest Common Stock in exchange for the shares of Valley Common Stock they own at the Effective Time of the Merger, including shares of Valley Common Stock that they may receive in exchange for the Series C Preferred and Series D Preferred as a result of the Series C Amendment and the

Series D Amendment, respectively. In addition, holders of Series C Preferred will be asked to approve the Series C Amendment, and holders of the Series D Preferred will be asked to approve the Series D Amendment. Valley's shareholders will also be asked to approve, by a separate vote, each of the ICP Payments.

  This Proxy Statement-Prospectus provides detailed information concerning the Merger and the Meeting. The Reorganization Agreement is attached to this Proxy Statement-Prospectus as Appendix A. The Plan of Merger is attached as Appendix
B. Both of these documents are considered part of this Proxy Statement-Prospectus. Valley and Norwest encourage you to read this entire Proxy Statement-Prospectus (including the appendices) carefully.

                               ----------------

  . IN DECIDING WHETHER TO VOTE FOR THE MERGER AND RECEIVE SHARES OF NORWEST COMMON STOCK IN EXCHANGE FOR YOUR SHARES OF VALLEY COMMON STOCK, YOU SHOULD BE AWARE THAT: NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE NORWEST COMMON STOCK OFFERED BY THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED WHETHER THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  . THE SHARES OF NORWEST COMMON STOCK OFFERED BY THIS PROXY STATEMENT-PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF NORWEST AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY.

  . NORWEST, ITS BANKING SUBSIDIARIES AND MANY OF ITS NONBANKING SUBSIDIARIES ARE SUBJECT TO EXTENSIVE REGULATION BY A NUMBER OF FEDERAL AND STATE AGENCIES. THIS REGULATION MAY AFFECT, AMONG OTHER THINGS, NORWEST'S EARNINGS AND/OR RESTRICT ITS ABILITY TO PAY DIVIDENDS ON NORWEST COMMON STOCK. SEE "CERTAIN REGULATORY AND OTHER CONSIDERATIONS PERTAINING TO NORWEST."

                               ----------------

           This Proxy Statement-Prospectus is dated October  , 1997.

It is first being mailed to Valley's shareholders on or about October  , 1997.

                                    SUMMARY

  This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully, and for a more complete description of the legal terms of the Merger, you should carefully read this document and the other information available to you. See "Where You Can Find More Information."

PARTIES TO THE MERGER

NORWEST CORPORATION.......  Norwest is a diversified financial services company
Sixth and Marquette         organized under the laws of Delaware and registered
Minneapolis, Minnesota      under the Bank Holding Company Act. Through its
55479                       subsidiaries and affiliates, Norwest provides
(612) 667-1234              retail, commercial and corporate banking services,
                            as well as a variety of other financial services, including mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency services, computer and data processing services, trust services, mortgage-backed securities servicing, and venture capital investment.

                            At June 30, 1997, Norwest had consolidated total assets of $83.9 billion, total deposits of $52.0 billion and total stockholders' equity of $6.5 billion. Based on total assets at June 30, 1997, Norwest was the 11th largest bank holding company in the United States.

FIRST VALLEY BANK GROUP,    Valley is a bank holding company headquartered in
INC. .....................  Los Fresnos, Texas. Valley derives substantially
203 North Arroyo Boulevard  all of its revenues and income from the operation
Los Fresnos, Texas 78566    of the Bank, which is domiciled in Harlingen,
(210) 233-4440              Texas. The Bank provides a full range of commercial
                            and consumer banking services to individuals and small and middle market businesses in the areas of Cameron, Hildago, and Willacy Counties. It has branches in Brownsville, Donna, Los Fresnos,
                            McAllen, Mission, Pharr, Port Isabel, Rancho Viejo,
                            Raymondville, Rio Hondo, South Padre Island, and
                            Weslaco, Texas.

                            As of June 30, 1997, the Bank had total deposits of $402.3 million. As of June 30, 1997, Valley had total consolidated assets of $445.9 million and total shareholders equity of $31.3 million.

REASONS FOR THE MERGER....  In reaching its decision to recommend approval of the Merger, the Valley Board considered a number of factors, including the prospects for remaining independent, the financial terms of the Merger, certain financial and other information concerning Norwest, and the liquidity of a proposed investment in Norwest. The Valley Board believes that Valley's businesses can be substantially enhanced by the financial resources and diversified operations of Norwest, that the Merger will produce a financial institution better able to meet the competitive and technological challenges in the banking and financial services industries and that combining Valley with Norwest will result in economies of scale and increase the market served by Valley in the State of Texas.

RECOMMENDATION OF THE
 VALLEY BOARD.............  The Valley Board believes that the terms of the
                            Merger are fair to and in the best interest of Valley's shareholders. The Valley Board has unanimously approved the Reorganization Agreement and the transactions contemplated thereby and recommends that Valley's shareholders approve and adopt the Reorganization Agreement.

OPINION OF FINANCIAL
ADVISOR...................  The Valley Board retained Advisory to act as financial advisor in connection with the Merger. Advisory has delivered its opinion to the Valley Board dated as of the date of this Proxy Statement-Prospectus to the effect that the terms of the Merger are fair, from a financial point of view, to Valley's shareholders as of the date of the opinion. Advisory's opinion is attached to Appendix F to the Proxy Statement-Prospectus. Shareholders are urged to read Advisory's opinion in its entirety, together with the additional information provided regarding Advisory, the procedures followed, the matters considered and limitations on the review undertaken by Advisory under the heading "THE MERGER--Opinion of Financial Advisor."

APPROVAL OF THE MERGER....  The affirmative vote of the holders of at least two-thirds of the shares of the Valley Common Stock and the Valley Preferred Stock voting as a class outstanding is required to approve the Merger. Valley's directors and its officers collectively beneficially own 32.04% of the outstanding shares of the Valley Common Stock and 15.12% of the outstanding shares of the Valley Preferred Stock. These individuals have informed Valley that they intend to vote for the Merger.

                            The Merger does not require the approval of Norwest's stockholders.

THE MERGER................  In the Merger, a newly-formed, wholly-owned subsidiary company of Norwest will merge with Valley. Valley will be the surviving company in the Merger. If the Merger is completed, Valley will become a wholly-owned subsidiary of Norwest and Valley's shareholders will receive shares of Norwest Common Stock for their shares of Valley Common Stock (including shares of Valley Common Stock to be issued upon conversion of the Series C Preferred and the Series D Preferred).

                            The terms of the Merger are governed by the Reorganization Agreement and the Plan of Merger. You are encouraged to read both of these documents carefully.

WHAT VALLEY'S
 SHAREHOLDERS WILL
 RECEIVE IN THE MERGER
 (SEE PAGE  ).............  As provided in the Reorganization Agreement, and because the Merger will in all likelihood become effective after the anticipated record date for payment of the regular quarterly dividend on Norwest Common Stock for the fourth quarter of 1997, Norwest will exchange, in the Merger, a total of 2,806,732 shares of Norwest Common Stock for all of the outstanding shares of Valley Common Stock (including shares of Valley Common Stock to be issued upon the conversion of the

                            Series C Preferred and the Series D Preferred). Based on 785,322 shares of Valley Common Stock outstanding (including shares of Valley Common Stock to be issued upon the conversion of the Series C Preferred and the Series D Preferred), this works out to approximately 3.57 shares of Norwest Common Stock for each share of Valley Common Stock.

                            For each share of Valley Common Stock you own, you will receive that number of shares of Norwest Common Stock equal to 2,806,732 divided by the Valley Outstanding Shares.

APPRAISAL RIGHTS (SEE
 PAGE   AND APPENDIX E)...  Valley's shareholders who dissent from the Merger are entitled to receive a cash payment equal to the fair value of their shares of Valley Common Stock.
                            To receive this cash payment, dissenting shareholders must follow the procedures outlined in Appendix F. Failure to comply strictly with these procedures will result in the forfeiture of appraisal rights.

REGULATORY APPROVALS (SEE
 PAGE  )..................  Another condition to completion of the Merger is approval of the Merger by the Federal Reserve Board. Norwest received approval of the Merger from the Federal Reserve Board on September 5, 1997.

U.S. FEDERAL INCOME TAX
 CONSEQUENCES (SEE PAGE
  ).......................  The Merger has been structured so that Valley's shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger (except for cash received in lieu of fractional shares). The Merger is conditioned on the receipt by Valley of a legal opinion to this effect.

MARKET INFORMATION (SEE
PAGE  )...................  Norwest Common Stock is listed on the New York
                            Stock Exchange and the Chicago Stock Exchange under the symbol NOB. On May 1, 1997, the last full trading day before public announcement of the Merger, Norwest Common Stock closed at $50.125 per share. On September 23, 1997, the Norwest Board declared a two-for-one Norwest Common Stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997. See "Explanatory Note Regarding Norwest Common Stock Split." On October , 1997,
                            Norwest Common Stock closed at $    per share.

                            There is no public trading market for the Valley Common Stock or the Valley Preferred Stock.

BOARD OF DIRECTORS AND
 MANAGEMENT OF VALLEY
 AFTER THE MERGER (SEE
 PAGE  )..................  When the Merger is complete, Norwest will own all of the outstanding shares of Valley Common Stock. As a result, Norwest will be able to elect or appoint all of the directors and officers of Valley.

OTHER INTERESTS OF
 VALLEY'S MANAGEMENT (SEE
 PAGE  )..................  In the Merger, the directors and the executive officers of Valley will receive the same consideration for their shares of Valley Common

                            Stock as the other shareholders of Valley will receive for their shares of Valley Common Stock. The directors and officers have interests in the Merger that are in addition to and separate from the interests of Valley's shareholders generally. Those interests include, among others, provisions in the Reorganization Agreement relating to the continuation of director and officer indemnification rights, rights to the ICP Payments as ICP Participants and certain employment agreements between officers of Valley, Norwest and the Bank. See "THE MERGER--Additional Interests of Valley's Management in the Merger."

CONDITIONS TO THE MERGER
 (SEE PAGE  ).............  A number of conditions must be satisfied before the
                            Merger can be completed. Each party's
                            representations and warranties must be true, and each party must perform its obligations under the Reorganization Agreement. In addition, the Series C Preferred shareholders must have approved the Series C Amendment, the Series D Preferred shareholders must have approved the Series D Amendment, and Valley's shareholders must have approved the ICP Payments. Also, there cannot be any change since the date of the Reorganization Agreement that has had, or would reasonably be expected to have, an adverse effect on Valley or Norwest. Some of the conditions to the Merger are subject to exceptions and to a "materiality" standard. Certain conditions may also be waived by the party entitled to assert the condition.

TERMINATION OF THE
 REORGANIZATION AGREEMENT
 (SEE PAGE  ).............  Norwest and Valley can agree to terminate the
                            Reorganization Agreement without completing the Merger. Also, either party can terminate the Reorganization Agreement before completion of the Merger under various circumstances, including:

                            . if a court or other governmental authority prohibits the Merger;

                            . if the Merger is not completed by December 31, 1997, unless the failure of the Merger to occur on or before that date is the fault of the party seeking to terminate;

                            . if the Valley Board, after obtaining the advice of its counsel, determines that a competing offer to acquire Valley is more favorable to Valley and its shareholders than Norwest's offer;

                            Norwest can terminate the Reorganization Agreement under various circumstances, including:

                            . if the Valley Board withdraws its approval of the Merger;

                            . if, after Valley transfers, agrees to transfer, or receives an offer to transfer 25% or more of its assets or voting stock to a party other than Norwest, Valley's shareholders do not approve the Merger;

                            . if the Meeting is not held before December 31, 1997 and the Valley Board has failed to perform its obligations regarding the Meeting; or

                            . The Merger does not qualify for pooling of interests accounting treatment.

                            Valley can terminate the Reorganization Agreement under various circumstances, including:

                            . the Norwest Measurement Price is less than $41.00; and

                            . the Norwest Measurement Price divided by 50.125 is less than the Final Index Price divided by the Initial Index Price less 0.15; or.

                            .  the Norwest Average Price is less than $39.00.

                            As the result of the two-for-one split of Norwest Common Stock in the form of a 100% stock dividend paid on October 10, 1997, Norwest Common Stock began trading at half its pre-split price on October 14, 1997. Because the Norwest Common Stock two-for-one split is considered a "Common Stock Adjustment" under the terms of the Reorganization Agreement, the closing price of Norwest Common Stock for purposes of determining the Norwest Measurement Price and the Norwest Average Price must be adjusted proportionately (that is, doubled) so as to be comparable to what the price per share of Norwest Common Stock would have been if the record date for the two-for-one split had occurred immediately following the Effective Date of the Merger. See "THE REORGANIZATION AGREEMENT-- Termination of the Reorganization Agreement-- Termination by Valley.

TERMINATION FEE (SEE PAGE
 )........................  Valley is required to pay Norwest a fee of
                            $1,750,000 if it terminates the Reorganization Agreement because it has received a more favorable offer. Valley is also required to pay the termination fee if Norwest terminates the Reorganization Agreement and, before the termination or within 12 months afterwards, (a) Valley transfers or agrees to transfer 25% or more of its assets or voting stock to a party other than Norwest, or (b) the Valley Board approves, or recommends that shareholders approve, a transfer of 25% or more of Valley's assets or voting stock to a party other than Norwest.

ACCOUNTING TREATMENT (SEE
 PAGE  )..................  Norwest expects to account for the Merger using the pooling of interests accounting method. This means that the assets and liabilities of Valley will be carried forward to Norwest at their historical recorded values. Because the Merger is immaterial to the consolidated financial statements of Norwest, Norwest will not restate its balance sheet amounts and results of operations for prior periods to reflect the combination of Valley with Norwest.

SERIES C AMENDMENT (SEE
 PAGE  )..................  The Series C Amendment provides for the conversion of each outstanding share of Series C Preferred into 1.5235 shares of Valley Common Stock immediately prior to the Merger. The Series C Amendment will be effective only if the Merger is to be completed.

APPROVAL OF THE SERIES C
 AMENDMENT................  The affirmative vote of the holders of at least two-thirds of the Series C Preferred outstanding is required to approve the Series C Amendment.

SERIES D AMENDMENT (SEE
 PAGE  )..................  The Series D Amendment provides for the conversion of each outstanding share of Series D Preferred into 1.5235 shares of Valley Common Stock immediately prior to the Merger. The Series D Amendment will be effective only if the Merger is to be completed.

APPROVAL OF THE SERIES D
 AMENDMENT................  The affirmative vote of the holders of at least two-thirds of the Series D Preferred outstanding is required to approve the Series D Amendment.

APPROVAL OF THE ICP
PAYMENTS..................  The affirmative vote of the holders owning at least
                            75% of the voting power of all outstanding shares of Valley immediately prior to the Merger held by disinterested shareholders, voting separately on each ICP Payment, is required to approve the ICP Payments. The ICP Participants and certain family members of the ICP Participants are disqualified from voting on the ICP Payments, and shares of Valley Common Stock and Valley Preferred Stock beneficially owned by such persons will not be treated as outstanding for purposes of computing the necessary vote to approve the ICP Payments.

                       COMPARATIVE PER COMMON SHARE DATA

  The following table presents selected comparative per common share data for Norwest Common Stock on a historical and pro forma combined basis, as adjusted to reflect the two-for-one Norwest Common Stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997 and for Valley Common Stock on a historical and pro forma equivalent basis. The pro forma data in the table shows the effect of the Merger using the pooling of interests method of accounting. See "Explanatory Note Regarding Norwest Common Stock Split" and "The Merger--Accounting Treatment." The historical information should be read in conjunction with (a) the selected consolidated financial data for Norwest and Valley (and related notes) appearing elsewhere in this Proxy Statement--Prospectus, (b) the complete consolidated financial statements of Valley appearing elsewhere in this Proxy Statement--Prospectus and (c) the complete consolidated financial statements of Norwest included in the documents incorporated by reference in this Proxy Statement--Prospectus. See "Where You Can Find More Information."

  The pro forma information assumes that 2,806,732 shares of Norwest Common Stock will be issued to Valley's shareholders in the Merger. Based on 785,322 shares of Valley Common Stock outstanding (assuming the conversion of each share of the Series C Preferred and the Series D Preferred into 1.5235 shares of Valley Common Stock immediately prior to the Merger), this would result in approximately 3.57 shares of Norwest Common Stock being issued for each share of Valley Common Stock. The ratio of 3.57 shares of Norwest Common Stock for each share of Valley Common Stock is referred to in the footnotes to the table as the "exchange ratio."

  The information in the following table is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have occurred had the Merger become effective prior to the periods indicated.

                                                  NORWEST COMMON STOCK    VALLEY COMMON STOCK
                                                  --------------------   ---------------------
                                                             PRO FORMA              PRO FORMA
                                                  HISTORICAL COMBINED    HISTORICAL EQUIVALENT
                                                  ---------- ---------   ---------- ----------
BOOK VALUE (1):
  June 30, 1997................................    $  8.44      8.45       38.74       30.17
  December 31, 1996............................       7.97      7.97       37.92       28.45

DIVIDENDS DECLARED (2):
  Six Months Ended June 30, 1997...............    $0.3000    0.3000         --       1.0710
  Year Ended December 31, 1996.................     0.5250    0.5250         --       1.8743
  Year Ended December 31, 1995.................     0.4500    0.4500         --       1.6065
  Year Ended December 31, 1994.................     0.3825    0.3825         --       1.3655

NET INCOME (on a fully diluted basis) (3):
  Six Months Ended June 30, 1997...............    $  0.85      0.85        3.17        3.03
  Year Ended December 31, 1996.................       1.54      1.54        4.91        5.50
  Year Ended December 31, 1995.................       1.37      1.37        4.48        4.89
  Year Ended December 31, 1994.................       1.21      1.22        5.09        4.36

--------
(1) The pro forma combined book value per share of Norwest Common Stock represents the historical total combined common stockholders' equity for Norwest and Valley divided by total pro forma common shares of the combined entities and assumes the conversion of each share of the Series C Preferred and Series D Preferred into 1.5235 shares of Valley Common Stock. The pro forma equivalent book value per share of Valley Common Stock represents the pro forma combined book value per share of Norwest Common Stock multiplied by the exchange ratio of 3.57.
(2) Assumes no changes in cash dividends per share by Norwest. The pro forma equivalent dividends per share of Valley Common Stock (including shares of Valley Common Stock to be issued upon the conversion of Series C Preferred and Series D Preferred) represent cash dividends declared per share of Norwest Common Stock multiplied by the exchange ratio of 3.57.
(3) The pro forma combined net income per share of Norwest Common Stock (based on fully diluted net income and weighted average number of common and common equivalent shares) is based upon the combined historical net income for Norwest and Valley divided by the average pro forma common and common equivalent shares of the combined entities. The pro forma equivalent net income per share of Valley Common Stock represents the pro forma combined net income per share multiplied by the exchange ratio of 3.57.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

  The following selected financial information is to aid you in your analysis of the financial aspects of the Merger. The information for Norwest is derived from its historical consolidated financial statements (and related notes) contained in its annual and quarterly reports and other information filed with the SEC and should be read with that information. These reports and other information are incorporated by reference into this Proxy Statement-- Prospectus. See "What Incorporation by Reference Means" and "Where You Can Find More Information." The information for Norwest under the heading "Per Common Share Data" has been adjusted to reflect the two-for-one Norwest Common Stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997. See "Explanatory Note Regarding Norwest Common Stock Split." The information for Valley is derived from its historical consolidated financial statements (and related notes) contained elsewhere in this Proxy Statement--Prospectus. The historical consolidated financial statements for Norwest for each of the full years shown in the table have been audited; those for interim periods have not been audited. The historical consolidated financial statements for Valley for each of the full years shown in the table have been audited; those for interim periods have not been audited. The unaudited financial information reflects, in the respective opinion of Norwest's and Valley's management, all adjustments (consisting only of normal recurring adjustments) that are considered necessary to present fairly the financial information for such periods. The results of operations for any interim period are not necessarily indicative of results for a full year, and historical results are not necessarily indicative of future results.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

                      NORWEST CORPORATION AND SUBSIDIARIES

                          SIX MONTHS ENDED
                              JUNE 30,                YEARS ENDED DECEMBER 31,
                         ------------------ --------------------------------------------
                           1997      1996     1996     1995     1994   1993(1)  1992(2)
                         --------- -------- -------- -------- -------- -------- --------
                                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
 Interest income........ $ 3,268.9  3,099.0  6,318.3  5,717.3  4,393.7  3,946.3  3,806.4
 Interest expense.......   1,310.8  1,291.7  2,617.0  2,448.0  1,590.1  1,442.9  1,610.6
                         --------- -------- -------- -------- -------- -------- --------
 Net interest income....   1,958.1  1,807.3  3,701.3  3,269.3  2,803.6  2,503.4  2,195.8
 Provision for credit
  losses................     231.8    175.2    394.7    312.4    164.9    158.2    270.8
 Non-interest income....   1,441.0  1,194.7  2,564.6  1,848.2  1,638.3  1,585.0  1,273.7
 Non-interest expenses..   2,161.2  1,954.3  4,089.7  3,382.3  3,096.4  3,050.4  2,553.1
                         --------- -------- -------- -------- -------- -------- --------
 Income before income
  taxes.................   1,006.1    872.5  1,781.5  1,422.8  1,180.6    879.8    645.6
 Income tax expense.....     352.8    315.7    627.6    466.8    380.2    266.7    175.6
                         --------- -------- -------- -------- -------- -------- --------
 Income before
  cumulative effect of
  a change in
  accounting method.....     653.3    556.8  1,153.9    956.0    800.4    613.1    470.0
 Cumulative effect on
  years prior to 1992
  of change in
  accounting method.....       --       --       --       --       --       --     (76.0)
                         --------- -------- -------- -------- -------- -------- --------
    Net income.......... $   653.3    556.8  1,153.9    956.0    800.4    613.1    394.0
                         ========= ======== ======== ======== ======== ======== ========
PER COMMON SHARE DATA
 Net income per share:
 Primary:
  Before cumulative
   effect of a change
   in accounting
   method............... $    0.85     0.75     1.54     1.38     1.23     0.95     0.72
  Cumulative effect on
   years prior to 1992
   of change in
   accounting method....       --       --       --       --       --       --     (0.12)
                         --------- -------- -------- -------- -------- -------- --------
    Net income.......... $    0.85     0.75     1.54     1.38     1.23     0.95     0.60
                         ========= ======== ======== ======== ======== ======== ========
 Fully diluted:
  Before cumulative
   effect of a change
   in accounting
   method............... $    0.85     0.75     1.54     1.37     1.21     0.93     0.71
  Cumulative effect on
   years prior to 1992
   of change in
   accounting method....       --       --       --       --       --       --     (0.11)
                         --------- -------- -------- -------- -------- -------- --------
    Net income.......... $    0.85     0.75     1.54     1.37     1.21     0.93     0.60
                         --------- -------- -------- -------- -------- -------- --------
 Dividends declared per
  common share.......... $  0 .300    0.255    0.525    0.450    0.383    0.320    0.270
                         ========= ======== ======== ======== ======== ======== ========
BALANCE SHEET DATA
 At period end:
 Total assets........... $83,856.3 77,849.3 80,175.4 72,134.4 59,315.9 54,665.0 50,037.0
 Long-term debt.........  12,043.7 13,787.6 13,082.2 13,676.8  9,186.3  6,850.9  4,553.2
 Total stockholders'
  equity................   6,507.1  5,634.9  6,064.2  5,312.1  3,846.4  3,760.9  3,371.8

--------
(1) On January 14, 1994, Norwest acquired First United Bank Group, Inc. ("First United"), a $3.9 billion bank holding company headquartered in Albuquerque, New Mexico, in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of First United. Appropriate Norwest items reflect an increase in First United's provision for credit losses of $16.5 million to conform with Norwest's credit loss reserve practices and methods and $83.2 million in charges for merger-related expenses, including termination costs, systems and operations costs, and investment banking, legal, and accounting expenses.
(2) On February 9, 1993, Norwest acquired Lincoln Financial Corporation ("Lincoln"), a $2.0 billion bank holding company headquartered in Fort Wayne, Indiana, in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of Lincoln. Appropriate Norwest items reflect an increase in Lincoln's provision for credit losses of $60.0 million and $33.5 million in Lincoln's provisions and expenditures for costs related to restructuring activities.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

                  FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARY

                             SIX MONTHS
                           ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                         ------------------ ---------------------------------------------
                           1997      1996     1996     1995     1994     1993      1992
                         --------- -------- -------- -------- -------- --------  --------
                         (IN THOUSANDS EXCEPT PER SHARE AND SHARES OUTSTANDING AMOUNTS)
INCOME STATEMENT DATA
 Interest income........ $  17,120   15,315   32,146   27,290   21,998   19,010    19,251
 Interest expense.......     6,244    5,817   12,169    9,961    6,990    6,218     7,444
                         --------- -------- -------- -------- -------- --------  --------
 Net interest income....    10,876    9,498   19,977   17,329   15,008   12,792    11,807
                         --------- -------- -------- -------- -------- --------  --------
 Provision for loan
  losses................     1,189      667    1,393      892      106      486       368
 Non-interest income....     3,239    2,600    5,786    4,875    4,352    4,259     3,765
 Non-interest expenses..     9,474    8,858   18,684   16,155   13,567   12,246    11,290
                         --------- -------- -------- -------- -------- --------  --------
 Income before income
  taxes.................     3,452    2,573    5,686    5,157    5,687    4,319     3,914
 Income taxes...........     1,130      938    2,015    1,816    1,910    1,362       933
                         --------- -------- -------- -------- -------- --------  --------
 Income before
  cumulative effect of a
  change in accounting
  principle and
  extraordinary credit..     2,322    1,635    3,671    3,341    3,777    2,957     2,981
 Extraordinary credit...       --       --       --       --       --       --        102
 Income before
  cumulative effect of a
  change in accounting
  method................     2,322    1,635    3,671    3,341    3,777    2,957     3,083
 Cumulative effect of a
  change in accounting
  method................       --       --       --       --       --      (254)      --
                         --------- -------- -------- -------- -------- --------  --------
   Net Income........... $   2,322    1,635    3,671    3,341    3,777    2,703     3,083
                         ========= ======== ======== ======== ======== ========  ========
PER COMMON SHARE DATA
 Net income per share:
 Primary:
 Income before
  cumulative effect of
  a change in
  accounting principle
  and extraordinary
  credit................ $    3.22     2.28     4.97     4.62     5.39     4.33      4.54
 Extraordinary credit...       --       --       --       --       --       --       0.16
                         --------- -------- -------- -------- -------- --------  --------
 Income before
  cumulative effect of
  a change in
  accounting method.....      3.22     2.28     4.97     4.62     5.39     4.33      4.70
 Cumulative effect of a
  change in accounting
  method................       --       --       --       --       --     (0.39)      --
                         --------- -------- -------- -------- -------- --------  --------
   Net Income........... $    3.22     2.28     4.97     4.62     5.39     3.93      4.70
                         ========= ======== ======== ======== ======== ========  ========
 Fully diluted:
 Income before
  cumulative effect of
  a change in
  accounting principle
  and extraordinary
  credit................ $    3.17     2.28     4.91     4.48     5.09     4.17      4.43
 Extraordinary credit...       --       --       --       --       --       --       0.15
                         --------- -------- -------- -------- -------- --------  --------
 Income before
  cumulative effect of
  a change in
  accounting method.....      3.17     2.28     4.91     4.48     5.09     4.17      4.58
 Cumulative effect of a
  change in accounting
  method................       --       --       --       --       --     (0.36)      --
                         --------- -------- -------- -------- -------- --------  --------
   Net Income........... $    3.17     2.28     4.91     4.48     5.09     3.81      4.58
                         ========= ======== ======== ======== ======== ========  ========
 Dividends declared per
  common share.......... $      -- $     -- $     -- $     -- $     -- $     --  $     --
BALANCE SHEET DATA
 At end of period:
 Total assets...........  $445,881  428,103  446,423  361,097  334,135  383,692   269,323
 Long-term debt.........     7,875    9,199    8,330    6,065    6,422    5,483     7,020
 Total shareholders'
  equity................    31,261   25,953   28,802   24,624   18,877   17,153    12,912

SHARE PRICES AND DIVIDENDS FOR NORWEST COMMON STOCK

  The following table sets forth the high and low sales prices per share of the Norwest Common Stock, and the cash dividends paid on Norwest Common Stock, for the quarterly periods indicated, as adjusted to reflect the two-for-one Norwest Common Stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997. The prices for Norwest Common Stock are as reported on the composite tape of the NYSE. There is no public market for Valley Common Stock, the Series C Preferred or the Series D Preferred.

                              NORWEST COMMON STOCK

                                                       HIGH     LOW    DIVIDENDS
                                                     -------- -------- ---------
1995
  First Quarter..................................... $13.1250 $11.3125  $0.105
  Second Quarter....................................  14.6875  12.5625   0.105
  Third Quarter.....................................  16.3750  13.4375   0.120
  Fourth Quarter....................................  17.3750  14.6250   0.120
1996
  First Quarter..................................... $18.5625 $15.2500  $0.120
  Second Quarter....................................  18.7500  16.5000   0.135
  Third Quarter.....................................  20.5000  16.0000   0.135
  Fourth Quarter....................................  23.4375  20.3750   0.135
1997
  First Quarter..................................... $26.6250 $21.3750  $0.150
  Second Quarter....................................  29.6250  22.1875   0.150
  Third Quarter.....................................  31.8750  28.1250   0.150
  Fourth Quarter (through October  , 1997)..........

                        SPECIAL MEETING OF SHAREHOLDERS

  Valley is sending you this Proxy Statement-Prospectus to provide you with information concerning the Merger, the ICP Payments, the Series C Amendment, and the Series D Amendment, and to solicit your proxy for use at the Meeting. The Meeting will be held at the time and place described in the Notice of Special Meeting of Shareholders on page 1 of this document. At the Meeting, shareholders of Valley will be asked to approve the Merger, the Series C Amendment, the Series D Amendment and each of the ICP Payments.

RECORD DATE

  Valley has established September 22, 1997 as the Record Date for the Meeting. Only shareholders of record on that date are entitled to notice of, and to attend and vote at, the Meeting.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

  On the Record Date, there were 745,010 shares of Valley Common Stock, 5,650 shares of Series C Preferred, and 20,811 shares of Series D Preferred outstanding and entitled to vote at the Meeting. The presence, in person or by proxy, at the Meeting of the holders of a majority of the outstanding shares of each of the Valley Common Stock, the Series C Preferred and the Series D Preferred is necessary for a quorum. The holders of Valley Common Stock, Series C Preferred, and Series D Preferred are entitled to one vote per share with respect to the proposal to approve the Merger. Only holders of Series C Preferred are entitled to vote on the proposal to approve the Series C Amendment, with each share of Series C Preferred entitled to one vote upon such matter. Only holders of Series D Preferred are entitled to vote on the proposal to approve the Series D Amendment, with each share of Series D Preferred entitled to one vote upon such matter. With respect to the proposals to approve the ICP Payments, the Code requires that the vote on each ICP Payment be determined by the voting power of all outstanding shares of Valley immediately prior to the Merger held by disinterested shareholders. The disinterested holders of Valley Common Stock are entitled to one vote per share of Valley Common Stock. However, because the Valley Preferred Stock is to be converted into Valley Common Stock immediately prior to the Merger at a conversion ratio of 1.5235 shares of Valley Common Stock for each share of Valley Preferred Stock, disinterested holders of Valley Preferred Stock are entitled to 1.5235 votes per share of Valley Preferred Stock, even though such holders otherwise would have no right under Texas law or the terms of the Valley Preferred Stock to vote on the ICP Payments.

  Approval of the Merger requires the affirmative vote, in person or by proxy, of the holders of at least two-thirds of the outstanding shares of Valley Common Stock and the holders of at least two-thirds of the outstanding shares of the Valley Preferred Stock voting as a class. The only outstanding shares of Valley Preferred Stock are the Series C Preferred and the Series D Preferred. The directors and officers of Valley beneficially owned on the Record Date a total of 238,697 shares, or 32.04% of the outstanding shares of Valley Common Stock, and 4,000 shares, or 15.12% of the outstanding shares of Valley Preferred Stock. Valley has been informed that these shareholders intend to vote in favor of the Merger.

  Valley is the sponsor of the ESOP. Of the 745,010 shares of Valley Common Stock outstanding, 177,783 shares, or 23.86%, were held by the ESOP as of the Record Date. Applicable law provides generally that the Trustees have the authority to vote the shares of Valley Common Stock held by the ESOP. With respect to any corporate matter, however, that involves the voting of the Valley Common Stock as to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution or similar transaction, such as the Merger, each ESOP Participant is entitled to direct the Trustees as to the exercise of the voting rights attributable to the shares then allocated to such ESOP Participant. Any allocated Valley Common Stock with respect to which voting instructions are not received from ESOP Participants may not be voted by the Trustees, and all shares of Valley Common Stock that are unallocated are to be voted in the manner determined by the Trustees. As of December 31, 1996 (the date of the most recent allocation of shares held by the ESOP), of the 177,783 shares of Valley Common Stock held by the ESOP as of the Record Date, 125,912 shares were allocated to the accounts of ESOP Participants and 51,871 shares were unallocated. Simultaneously with the mailing of this Proxy Statement-Prospectus to Valley's shareholders of record on the Record Date, the Trustees will mail to each of the ESOP Participants a copy of this Proxy Statement-Prospectus, together with a form for the ESOP Participants to give instructions to the Trustees as to the voting of such shares. The Trustees will vote the allocated shares for which instructions are given as instructed by the ESOP Participants.

  Approval of the Series C Amendment requires the affirmative vote, in person or by proxy, of the holders of at least two-thirds of the outstanding Series C Preferred. The directors and officers of Valley beneficially owned on the Record Date a total of 2,000 shares, or approximately 35.40%, of the outstanding shares of Series C Preferred Stock. Valley has been informed that these shareholders intend to vote in favor of the Series C Amendment.

  Approval of the Series D Amendment requires the affirmative vote, in person or by proxy, of the holders of at least two-thirds of the outstanding Series D Preferred. The directors and officers of Valley beneficially owned on the Record Date a total of 2,000 shares, or approximately 9.61%, of the outstanding shares of Series D Preferred Stock. Valley has been informed that these shareholders intend to vote in favor of the Series D Amendment.

  Approval of each ICP Payment requires the separate affirmative vote, in person or by proxy, of the holders of at least 75% of the voting power of all outstanding shares of Valley immediately prior to the Merger held by disinterested shareholders. The ICP Participants and the spouses, parents, children and grandchildren of the ICP Participants, are disqualified from voting on the ICP Payments, and shares of Valley Common Stock and Valley Preferred Stock beneficially owned by such persons will not be treated as outstanding for purposes of computing the vote necessary to approve the ICP Payments. Under the applicable provisions of the Internal Revenue Code, because the Valley Preferred Stock is to be converted into Valley Common Stock immediately prior to the Merger at a conversion ratio of 1.5235 shares of Valley Common Stock for each share of Valley Preferred Stock, disinterested holders of Valley Preferred Stock are entitled to 1.5235 votes per share held, even though the holders thereof would otherwise have no voting rights under Texas law and the terms of the Valley Preferred Stock with respect to the ICP Payments. In addition, disinterested holders of Valley Common Stock are entitled to one vote per share held as of the Record Date. The directors and officers of Valley, other than the ICP Participants, beneficially owned on the Record Date a total of 116,915 shares, or 18.03%, of the voting power of all outstanding shares of Valley held by disinterested shareholders. Valley has been informed that these shareholders intend to vote in favor of the ICP Payments.

VOTING AND REVOCATION OF PROXIES

  All shares of Valley Common Stock and Valley Preferred Stock represented at the Meeting by a properly executed proxy will be voted in accordance with the instructions indicated on the proxy, unless the proxy is revoked before a vote is taken. IF YOU SIGN AND RETURN A PROXY WITHOUT VOTING INSTRUCTIONS, AND DO NOT REVOKE THE PROXY, THE PROXY WILL BE VOTED "FOR" THE PROPOSALS TO APPROVE THE MERGER, THE SERIES C AMENDMENT, THE SERIES D AMENDMENT AND THE ICP PAYMENTS.

  You may revoke your proxy at any time before it is voted by (a) filing either an instrument revoking the proxy or a duly executed proxy bearing a later date with the corporate secretary of Valley before or at the Meeting, or (b) voting the shares subject to the proxy in person at the Meeting. Attendance at the Meeting will not by itself result in your proxy being revoked.

  A proxy may indicate that all or a portion of the shares represented by the proxy are not being voted with respect to a specific proposal. This could occur, for example, when a broker is not permitted to vote shares held in the name of a nominee on certain proposals in the absence of instructions from the beneficial owner. Shares that are not voted with respect to a specific proposal will be considered as not present for that proposal, even though the shares will be considered present for purposes of determining a quorum and voting on other proposals. Abstentions on a specific proposal will be considered as present but will not be counted as voting in favor of the proposal. Because each proposal requires the affirmative vote of a specified percentage of outstanding shares, not voting on a given proposal will have the same effect as voting against the proposal.

SOLICITATION OF PROXIES

  In addition to solicitation by mail, directors, officers and employees of Valley may solicit proxies from Valley's shareholders, either personally or by telephone or other form of communication. None of the foregoing persons who solicit proxies will be specifically compensated for such services. Nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. Valley will bear its own expenses in connection with any solicitation of proxies for the Meeting.

OTHER MATTERS

  If an insufficient number of votes for any proposal to be considered at the Meeting is received before the scheduled Meeting date, Valley may decide to postpone or adjourn the Meeting. If this happens, proxies that have been received that either have been voted for any of the proposals or contain no instructions will be voted for adjournment.

  The Valley Board is not aware of any business that may be properly brought before the Meeting other than the proposals to approve the Merger, the Series C Amendment, the Series D Amendment, the ICP Payments, and procedural matters relating to the Meeting. No other matters may be properly brought before the Meeting or any adjournments or postponements of the Meeting.

                                   THE MERGER

PURPOSE AND EFFECT OF THE MERGER

  Norwest is using the Merger to acquire Valley. The effect of the Merger will be that Valley will become a wholly-owned subsidiary of Norwest and shareholders of Valley will receive shares of Norwest Common Stock for their shares of Valley Common Stock (including shares issued in exchange for the Series C Preferred and the Series D Preferred). Norwest will own all of the outstanding shares of Valley Common Stock after completion of the Merger. If the Merger is completed, shareholders of Valley will become stockholders of Norwest, and their rights will be governed by the Norwest Certificate and Norwest Bylaws rather than the Valley Articles and Valley Bylaws. See "COMPARISON OF RIGHTS OF VALLEY COMMON STOCK AND NORWEST COMMON STOCK."

BACKGROUND OF AND REASONS FOR THE MERGER

  In May 1996, informal discussions were initiated by Norwest regarding its interest in Valley. Recognizing the benefits of an exchange of Valley's shares for Norwest's shares, the Valley Board and management of Valley determined there was sufficient reason for further consideration of Norwest's interest. In light of such discussions, management was instructed to explore the various strategic alternatives available to Valley, to include (i) a strategy of independence, focusing on efficiencies and internal growth, (ii) growth by acquisition of smaller banks, (iii) a merger of equals, and (iv) a sale of Valley. Since Valley had been active in the acquisition and merger market, the Valley Board was aware of recent developments with respect to the various strategic alternatives. Historically, Valley had chosen to maintain a strategy of acquiring smaller banks and a merger of equals within its geographic market and developing business opportunities from its existing customer base.

  During the summer of 1996, Valley provided financial and non-financial information to Norwest for the purpose of determining a more definitive value of Valley. After the delivery of such information, the management of Valley received positive preliminary expressions of interest from Norwest.

  In September 1996, preliminary offers were received from both Norwest and another bank holding company. After reviewing both offers, the Valley Board determined that the offer received from Norwest was superior to the other offer received, and the Valley Board authorized management to continue negotiations with Norwest. In addition, Valley engaged Advisory to review the offer and to advise the Valley Board regarding the proposal received from Norwest. After further review of the Norwest offer, on November 21, 1996, the Valley Board declined Norwest's offer, and negotiations ceased.

  In January 1997, representatives of Norwest once again contacted representatives of Valley with the intent to renew further discussion. After further negotiations, an offer was submitted by Norwest by letter dated February 14, 1997, which was accepted in principle subject to the preparation and execution of a definitive agreement acceptable to both parties and the completion of due diligence. Due diligence was completed by Norwest in March 1997. The resulting Reorganization Agreement was executed as of May 2, 1997.

  The terms of the Reorganization Agreement, including the consideration to be received by Valley's shareholders pursuant to the Merger, are the result of arm's length negotiations between Valley and Norwest and their respective representatives. The Valley Board believes that the Merger is fair to and in the best interests of Valley's shareholders. In reaching its decision to recommend approval of the Merger, the Valley Board considered a number of factors. The Valley Board did not assign any relative or specific weights to the individual factors considered. Among other matters, the Valley Board considered:

  The Prospects for Remaining Independent. In this regard, the Valley Board considered the competitive and technological challenges arising before Valley and the banking and financial services industries and the fundamental need for increasing financial resources to meet such challenges. The Valley Board considered the current trends in the banking industry, including the likelihood of continuing consolidation and increasing competition in the banking and financial services industries, the growing importance of financial resources, market positions and economies of scale to a banking institution's ability to compete successfully in this changing environment and the increasing cost of technology. After thorough analysis, the Valley Board concluded that there would be substantial risk involved in attempting to attain the necessary growth through internal means to meet such challenges and that there was a limited number of attractive acquisition targets for Valley within its market. The Valley Board concluded that the range of values on a sale basis generally exceeded the present value of Valley's shares assuming the reasonable implementation of business strategies by Valley. The Valley Board felt that a business combination with Norwest would result in both greater short-term and long-term value to Valley's shareholders than other alternatives available, including remaining independent.

  Financial Terms of the Merger. The Valley Board considered the consideration to be received by Valley's shareholders pursuant to the Merger in relation to the book value, assets and earnings projections of Valley, information concerning the financial condition, results of operations and prospects of Valley, including the projected return on assets and return on equity, the financial terms of other recent business combinations in the banking industry, and the opinion of Advisory as to the fairness of the consideration to be received by Valley's shareholders pursuant to the Merger. The Valley Board believes that the shareholders of Valley would initially benefit from the Merger through the ability to obtain, in a tax-free exchange, ownership of shares in a larger enterprise with greater financial resources and broader and more diversified classes of products, while allowing those shareholders who wish to dispose of their interest for cash the opportunity to do so in the public market (although certain shareholders would be subject to transfer restrictions on the shares of Norwest Common Stock received in the Merger). After considering a number of potential acquirors, the Valley Board determined Norwest to be the most attractive potential merger partner. The terms of the Reorganization Agreement provide protection to Valley's shareholders by allowing Valley the opportunity to terminate the Reorganization Agreement in the event that another potential acquiror makes a competitive bid for Valley (subject to the payment of a $1,750,000 termination fee to Norwest under certain conditions). See "THE REORGANIZATION AGREEMENT--Termination of the Reorganization Agreement." The Valley Board also reviewed and considered a compilation of financial terms and trends of other recent business combinations in the banking industry and determined that the financial terms of the Merger were comparable to such other transactions.

  Financial and Other Information Concerning Norwest. The Valley Board considered the financial and other information concerning Norwest. Such information included, but was not limited to, the financial condition, asset quality, historical and projected earnings and operations of Norwest and the market price and book value of the Norwest Common Stock. In addition, the Valley Board considered the future growth prospects of Norwest following the Merger and the potential synergies and economies of scale expected to be realized from the Merger.

  Investment Liquidity. The Valley Board considered that the shares of Norwest Common Stock to be received in the Merger by holders of Valley Common Stock will be listed for trading on the NYSE and should provide Valley's shareholders with increased investment liquidity due to the increased market capitalization of Norwest.

  The Valley Board believes that Valley's businesses can be substantially enhanced by the financial resources and diversified operations of Norwest, that the Merger will produce a financial institution better able to meet the competitive and technological challenges in the banking and financial services industries and that combining Valley with Norwest will result in economies of scale and increase the market served by Valley in the State of Texas.

  THE VALLEY BOARD BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTEREST OF VALLEY'S SHAREHOLDERS. THE VALLEY BOARD HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT VALLEY'S SHAREHOLDERS APPROVE AND ADOPT THE REORGANIZATION AGREEMENT.

OPINION OF FINANCIAL ADVISOR

  Advisory is a recognized investment banking firm regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, and in valuations for estate, corporate and other purposes. In July 1997, Valley engaged Advisory to act as an independent financial advisor to the Valley Board and shareholders of Valley in connection with the Merger. Specifically, based on Advisory's reputation and qualifications in evaluating financial institutions, the Valley Board requested that Advisory render advice and analysis in connection with the Merger, and to provide an opinion with regard to fairness--from the perspective of the shareholders of Valley--of the financial terms of the Merger.

  Advisory has rendered a written opinion ("the Opinion") to the Valley Board to the effect that the terms of the Merger are fair from a financial point of view to the shareholders of Valley as of the date of the Opinion. A copy of the Opinion is attached as Appendix F to this Proxy Statement-Prospectus and should be read in its entirety by Valley's shareholders. The Opinion does not constitute an endorsement of the Merger or a recommendation to any Valley shareholder as to how such shareholder should vote regarding the Merger.

  Regarding Valley, Advisory based its Opinion upon, among other things, a review of: 1) audited consolidated financial statements for the years ended December 31, 1996, 1995 and 1994; 2) consolidated financial statements, on form FR-Y9C, for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with the Federal Reserve System; 3) parent company only financial statements, on form FR Y-9SP, for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with the Federal Reserve System; 4) reports of condition and income for the Bank for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with Federal bank regulatory agencies; 5) the condition of the commercial banking industry, as indicated in financial reports filed with various Federal bank regulatory authorities by all federally-insured commercial banks; 6) certain internal financial analyses and forecasts for Valley prepared by the management of Valley, including projections of future performance; 7) certain other summary materials and analyses with respect to Valley's loan portfolio, securities portfolio deposit base, fixed assets, and operations including, but not limited to: (i) schedules of loans and other assets identified by management as deserving special attention or monitoring given the characteristics of the loan/asset and the local economy, (ii) analyses concerning the adequacy of the loan loss reserve, (iii) schedules of "other real estate owned," including current carrying values and recent appraisals, and (iv) schedules of securities, detailing book values market values, and lengths to maturity, and;
8) such other information--including financial studies, analyses, investigations, and economic and market criteria--that Advisory deemed relevant to its assignment.

  Regarding Norwest, Advisory based its Opinion upon, among other things, a review of: 1) audited consolidated financial statements, contained in Annual Reports and Form 10-Ks, for the years ended December 31, 1996, 1995, and 1994;
2) quarterly financial statements for, on Form 10-Q, for the three month period ended March 31, 1997, and for the six-month period ended June 30, 1997; 3) consolidated financial statements, on form FR Y-9C, for the years ended 1996, 1995, and 1994, as filed with the Federal Reserve System; 4) equity research reports regarding Norwest prepared by various stock analysts who cover the financial institutions sector; 5) the condition of the commercial banking industry, as indicated in the financial reports filed by all federally-insured commercial banks with various federal bank regulatory authorities; 6) such other information--including financial studies, analyses, investigations, and economic and market criteria--that Advisory deemed relevant to its assignment.

  Additionally, Advisory based its Opinion upon, among other things, a review of: 1) the Reorganization Agreement and the Plan of Merger, and any amendments thereto, that set forth, among other items, the terms, conditions to closing, pending litigation against both Valley and Norwest, and representations and warranties of Valley and Norwest with respect to the proposed Merger; 2) the Proxy Statement-Prospectus, in draft form; 3) the financial terms and price levels for commercial banks with assets between $300 million and $600 million that were recently acquired in the United States together with the financial performance and condition of such banks; 4) the price-to-equity and price-to-earnings multiples of the stocks of banking organizations based in the

United States that have publicly-traded common stocks, together with the financial performance and conditions of such banking organizations, and; 5) such other information--including financial studies, analyses, investigations, and economic and market criteria--that Advisory deemed relevant to its assignment.

  Advisory maintains a sizable database of information pertaining to the prices paid for U.S. banks. The database includes transactions involving banking organizations in Texas and the Southwest region of the United States, and provides comparable pricing and financial performance data for banking organizations acquired in the United States since 1989. Advisory has the capability of sorting the records to yield transactions involving similar banks. Similarities might include banks within a specific asset size range, banks that generate a return on average assets ("ROA") within a specified range, banks that have an equity-to-assets ratio within a certain range, or banks that sold for a specific form of consideration (cash or stock). The ability to produce specific groups of comparable banks facilitates making a valid comparative purchase price analysis.

  Advisory considered the transaction values for profitable banking organizations with total assets between $300 million and $600 million acquired in the United States during 1996 and thus far in 1997, irrespective of the form of consideration (the "US Peer Group"). Advisory compared those transaction values, and the corresponding financial characteristics for the US Peer Group, in relation to the transaction value computed for the Merger. The comparative analysis revealed that the merger of Valley with Norwest yields a transaction value that results in a price-equity index (purchase price as a percent of total assets) of 19.20 and a price-earnings index (purchase price as a percent of average assets) of 19.57, versus averages of 18.24 and 19.17, respectively, for the US Peer Group.

  The equity ratio for Valley (as measured by the equity-to-assets ratio) as of June 30, 1997 equals 7.01%, a ratio below the average equity ratio of 8.76% for the US Peer Group. Furthermore, the 12-month trailing ROA for Valley equals 1.00%, a ratio below the average ROA of 1.21% for the US Peer Group. Accordingly, the analysis suggests that the transaction value for Valley, as measured by the price indices described above, compares favorably with the average price indices paid during 1996 and thus far in 1997 for banks with assets between $300 million and $600 million in the United States, irrespective of the form of consideration. The table set forth below summarizes this comparative analysis, and highlights the Valley transaction.

                                                                     PRICE MULTIPLES  PRICE INDICES
                                                                     --------------- ---------------
                                        EQUITY-               TOTAL
                         # OF   ASSETS    TO-                 PRICE
                         BANKS  $(000)  ASSETS  ROA    ROE   $(000)  EQUITY EARNINGS EQUITY EARNINGS
                         ----- -------- ------- ----  -----  ------- ------ -------- ------ --------
U.S. (All)..............   30  $437,561  8.76%  1.21% 14.04% $79,815 2.08x   15.81x  18.24   19.17
Valley*.................    1  $445,881  7.01%  1.00% 14.95% $85,605 2.74x   19.64x  19.20   19.57

--------
* Total price for Valley based on the issuance of 2,806,732 shares of Norwest Common Stock, and a $31.50 market price per share, as of September 24, 1997 (as adjusted for the two-for-one split of Norwest Common Stock in the form of a 100% stock dividend paid on October 10, 1997). Financial data for Valley is as of June 30, 1997, with earnings based on 12-month trailing earnings.

  In the context of the Merger, Advisory considered the transaction values for profitable banking organizations with total assets between $300 million and $600 million acquired in the United States during 1996 and thus far in 1997, with common stock representing the sole form of consideration (the "US Stock Peer Group"). Advisory compared those transaction values, and the corresponding financial characteristics for the US Stock Peer Group, in relation to the transaction value computed for the Merger. The comparative analysis revealed that the Merger of Valley with Norwest yields a transaction value that results in a price-equity index (purchase price as a percent of total assets) of 19.20 and a price-earnings index (purchase price as a percent of average assets) of 19.57, versus averages of 19.78 and 21.09, respectively, for the US Stock Peer Group.

  The equity ratio for Valley (as measured by the equity-to-assets ratio) as of June 30, 1997 equals 7.01%, a ratio below the average equity ratio of 8.88% for the US Stock Peer Group. Furthermore, the 12-month trailing ROA for Valley equals 1.00%, a ratio below the average ROA of 1.17% for the US Stock Peer Group. Accordingly, the analysis suggests that the transaction value for Valley, as measured by the price indices described above, compares favorably with the average price indices paid during 1996 and thus far in 1997 for banks with assets between $300 million and $600 million in the United States, with common stock representing the sole form of consideration. The table set forth below summarizes this comparative analysis, and highlights the Valley transaction.

                                                                     PRICE MULTIPLES  PRICE INDICES
                                                                     --------------- ---------------
                                        EQUITY-               TOTAL
                         # OF   ASSETS    TO-                 PRICE
                         BANKS  $(000)  ASSETS  ROA    ROE   $(000)  EQUITY EARNINGS EQUITY EARNINGS
                         ----- -------- ------- ----  -----  ------- ------ -------- ------ --------
U.S. (Stock)............   17  $419,635  8.88%  1.17% 13.18% $82,985 2.23x   18.07x  19.78   21.09
Valley*.................    1  $445,881  7.01%  1.00% 14.95% $85,605 2.74x   19.64x  19.20   19.57

--------
* Total price for Valley based on the issuance of 2,806,732 shares of Norwest Common Stock, and a $31.50 market price per share, as of September 24, 1997 (as adjusted to reflect a two-for-one split of Norwest Common Stock in the form of a 100% stock dividend paid on October 10, 1997). Financial data for Valley is as of June, 30, 1997, with earnings based on 12-month trailing earnings.

  Since the form of consideration in the Merger with Norwest involves the exchange of Norwest Common Stock for shares of Valley Common Stock, Advisory evaluated the financial condition and performance of Norwest, as noted above. Advisory conducted its own independent financial analysis of Norwest based on the above-mentioned information provided to or obtained by Advisory. Advisory also reviewed and considered financial analyses and earnings forecasts produced by financial analysts affiliated with various brokerage firms that cover the financial institutions industry, and Norwest in particular. The intent of this financial analysis is to ascertain the current financial condition and future earnings prospects of Norwest, given that the current shareholders of Valley will have an ownership stake in Norwest on a post-transaction basis. Advisory is satisfied with the finding obtained from its financial analyses regarding the financial condition and earnings prospects of Norwest, and believes that sufficient foundation exists in this regard to support Advisory's conclusion regarding the financial fairness of the proposed transaction.

  Advisory is of the belief that its review of, among other things, the aforementioned items, provides a reasonable basis for the issuance of its Opinion, recognizing that Advisory is issuing an informed professional opinion--not a certification of value. No limitations were imposed on the scope of Advisory's investigation by either Valley or Norwest.

  Advisory, as part of its line of professional services, specializes in rendering valuation opinions of banks and bank holding companies in connection with mergers and acquisitions nationwide. Prior to its retention for this assignment, Advisory had provided financial advisory services to Valley and the Bank; however, the professional fees billed for the prior services are insignificant as compared to Advisory's annual billings. Advisory has not provided any services to Norwest.

  Advisory has relied upon the information provided by the management of Valley and Norwest, or otherwise reviewed by Advisory, as being complete and accurate in all material respects. Advisory has not verified through independent inspection or examination the specific assets or liabilities of Valley, Norwest or their subsidiary banks. Advisory has assumed that there has been no material changes in the assets, financial condition, results of operations, or business prospects of Valley and Norwest since the date of the last financial statements made available to Advisory. Advisory met with the management of Valley and conversed with the management of Norwest for the purpose of discussing the relevant information that has been provided to Advisory.

  Based on all factors that Advisory deemed relevant and assuming the accuracy and completeness of the information and data provided, Advisory concluded that: (1) the terms--specifically the conversion ratio--for the conversion of the Series C Preferred and the Series D Preferred into shares of Valley Common Stock, as outlined herein, are fair, from a financial standpoint, to both the preferred and common shareholders of Valley, and; (2) the terms of the proposed Merger with Norwest, as outlined herein, are fair, from a financial standpoint, to all shareholders of Valley.

  For Advisory's services as an independent financial analyst and advisor to Valley in connection with the Merger, Valley has agreed to pay Advisory a professional fee totaling $85,500. Additionally, Valley also has agreed to reimburse Advisory for reasonable out-of-pocket expenses.

ADDITIONAL INTERESTS OF VALLEY MANAGEMENT IN THE MERGER

  In the Merger, the directors and officers of Valley will receive the same consideration for their shares of Valley Common Stock and Valley Preferred Stock as the other shareholders of Valley will receive for their shares of Valley Common Stock and Valley Preferred Stock. Shareholders should be aware that directors and management of Valley have interests in the Merger in addition to and separate from the interests of shareholders of Valley generally. The Valley Board is aware of these interests and considered them among other matters in approving the Reorganization Agreement and the transactions contemplated thereby, including the Merger. Adoption and approval of the Reorganization Agreement by the shareholders of Valley will also constitute approval of the following benefits to be received by the directors, officers and employees of Valley.

  Indemnification and Limitations on Liability. In the Reorganization Agreement, Norwest has agreed to indemnify, defend and hold harmless the officers, directors and employees of Valley and the Bank against losses, expenses, claims, damages and liabilities arising out of the Merger to the fullest extent permitted or required by the Valley Articles and the Valley Bylaws and the comparable governing documents of the Bank. Norwest has also agreed to ensure that all rights to indemnification and limitations of liability existing in favor of those officers, directors and employees with respect to claims arising from facts or events occurring before completion of the Merger will continue in full force and effect after the Merger. In addition, for a period of three years after the Effective Time of the Merger, Norwest is to use its best efforts to cause the directors and officers of Valley and its subsidiaries to continue to be covered by Valley's directors' and officers' liability insurance policy (or substantially equivalent coverage) at an annual cost not to exceed 125% of Valley's premium payment for Valley's current coverage.

  Cleve T. Breedlove Employment and Non-Competition Agreement. Cleve T. Breedlove, who serves as Chairman of the Board and Chief Executive Officer of Valley, has entered into an Employment and Non-Competition Agreement, dated as of May 2, 1997, with Valley, the Bank, and Norwest. Pursuant to the terms of such agreement, commencing upon completion of the Merger, Norwest will employ Mr. Breedlove as Chairman of the Board and Chief Executive Officer of the Bank. The term of Mr. Breedlove's employment will be for two years, unless the term is renewed or extended by Norwest and Mr. Breedlove. Mr. Breedlove will receive annual compensation of $300,000, and he will be eligible to participate in Norwest's Incentive Compensation Plan. Following the termination of his employment with Norwest, Mr. Breedlove will be subject to restrictions against engaging in the business of banking in certain Texas counties for a period of one year. Mr. Breedlove will receive a total of $300,000 for abiding by these restrictions, payable in two equal installments. The first installment is payable when the restrictions take effect--that is, after termination of his employment with Norwest. The second installment is payable one year later.

  John A. Calkins Employment and Non-Competition Agreement. John A. Calkins, who serves as President and a director of Valley, has entered into an Employment and Non-Competition Agreement, dated as of May 2, 1997, with Valley, the Bank, and Norwest. Pursuant to the terms of such agreement, commencing upon completion of the Merger, Norwest will employ John A. Calkins as Vice Chairman of the Bank. The term of Mr. Calkins' employment will be for one year, unless the term is renewed or extended by Norwest and Mr. Calkins. Mr. Calkins will receive annual compensation of $200,000 during the first year of the term, and he will be eligible to participate in Norwest's Incentive Compensation Plan. After the first year, Norwest may increase Mr. Calkins' compensation based on his performance. Following the termination of his employment with Norwest, Mr. Calkins will be subject to restrictions against engaging in the business of banking in certain Texas counties for a period of one year. Mr. Calkins will receive a total of $200,000 for abiding by these restrictions, payable in two equal installments. The first installment is payable when the restrictions take effect--that is, after termination of his employment with Norwest. The second installment is payable one year later.

  Gary L. Kimberling Employment and Non-Competition Agreement. Gary L. Kimberling, who serves as Vice President and Secretary of Valley, has entered into an Employment and Non-Competition Agreement, dated as of May 2, 1997, with Valley, the Bank, and Norwest. Pursuant to the terms of such agreement, commencing upon the completion of the Merger, Norwest will employ Gary L. Kimberling as Executive Vice President and Chief Financial Officer of the Bank. The term of Mr. Kimberling's employment will be for one year, unless the term is renewed or extended by Norwest and Mr. Kimberling. Mr. Kimberling will receive annual compensation of $150,000 during the first year of the term, and he will be eligible to participate in Norwest's Incentive Compensation Plan. After the first year, Norwest may increase Mr. Kimberling's compensation based on his performance. Following the termination of his employment with Norwest, Mr. Kimberling will be subject to restrictions against engaging in the business of banking in certain Texas counties for a period of one year. Mr. Kimberling will receive a total of $150,000 for abiding by these restrictions, payable in two equal installments. The first installment is payable when the restrictions take effect--that is, after termination of his employment with Norwest. The second installment is payable one year later.

  James Manatt Employment and Non-Competition Agreement. James Manatt, who serves as Vice President of Valley, has entered into an Employment and Non-Competition Agreement, dated as of May 2, 1997, with Valley, the Bank, and Norwest. Pursuant to the terms of such agreement, commencing upon the completion of the Merger, Norwest will employ James Manatt as Executive Vice President and Chief Credit Officer of the Bank. The term of Mr. Manatt's employment will be for one year, unless the term is renewed or extended by Norwest and Mr. Manatt. Mr. Manatt will receive annual compensation of $150,000 during the first year of the term, and he will be eligible to participate in Norwest's Incentive Compensation Plan. After the first year, Norwest may increase Mr. Manatt's compensation based on his performance. Following the termination of his employment with Norwest, Mr. Manatt will be subject to restrictions against engaging in the business of banking in certain Texas counties for a period of one year. Mr. Manatt will receive a total of $150,000 for abiding by these restrictions, payable in two equal installments. The first installment is payable when the restrictions take effect--that is, after termination of his employment with Norwest. The second installment is payable one year later.

  C. Michael Scott Employment and Non-Competition Agreement. C. Michael Scott, who serves as Vice President of Valley, has entered into an Employment and Non-Competition Agreement, dated as of May 2, 1997, with Valley, the Bank, and Norwest. Pursuant to the terms of such agreement, commencing upon the completion of the Merger, Norwest will employ C. Michael Scott as Executive Vice President and Chief Administrative Officer of the Bank. The term of Mr. Scott's employment will be for one year, unless the term is renewed or extended by Norwest and Mr. Scott. Mr. Scott will receive annual compensation of $150,000 during the first year of the term, and he will be eligible to participate in Norwest's Incentive Compensation Plan. After the first year, Norwest may increase Mr. Scott's compensation based on his performance. Following the termination of his employment with Norwest, Mr. Scott will be subject to restrictions against engaging in the business of banking in certain Texas counties for a period of one year. Mr. Scott will receive a total of $150,000 for abiding by these restrictions, payable in two equal installments. The first installment is payable when the restrictions take effect--that is, after termination of his employment with Norwest. The second installment is payable one year later.

  ICP Payments. Pursuant to the terms of the ICP, the ICP Participants will be entitled to receive ICP Payments in the form of shares of Norwest Common Stock based on a formula set forth in the ICP. These shares will be issued as of the Effective Time of the Merger in the following amounts for the following ICP
Participants:

              NAME                               ALLOCATION
              ----                             --------------
           Cleve T. Breedlove................. 187,220 shares
           John A. Calkins.................... 110,162 shares
           Gary L. Kimberling.................  62,422 shares
           James Manatt.......................  62,422 shares
           C. Michael Scott...................  62,422 shares

  Retention Bonus Payments. Pursuant to the terms of certain business completion payment program agreements by and between the Bank and certain officers of the Bank, the Bank has agreed to pay a cash bonus to such officers for and in consideration of their continued employment and performance of their duties to the Bank through the Effective Time of the Merger. Approximately 46 employees of the Bank have executed such agreements. The amount of such bonuses vary based upon the employee's seniority and compensation, and range from $3,500 to $72,000, for an aggregate of $675,340. Of such amount, Cleve T. Breedlove, Chairman of the Board and Chief Executive Officer of Valley, John A. Calkins, President and a director of Valley, Gary L. Kimberling, Vice President and Secretary of Valley, James Manatt, Vice President of Valley, and C. Michael Scott, Vice President of Valley, are to receive cash bonuses of $72,000, $50,400, $35,400, $35,400 and $35,400, respectively.

APPRAISAL RIGHTS

  The following is a summary of the appraisal rights of dissenting shareholders under Texas law. It is based on the provisions of Articles 5.11, 5.12 and 5.13 of the TBCA, copies of which are attached to this Proxy Statement-Prospectus as Appendix F. To understand your appraisal rights fully, you should read these provisions carefully.

  What "Dissenters' Rights of Appraisal" Are. Dissenters' rights of appraisal (or simply "rights of appraisal") refer to the right of shareholders who disagree with a particular corporate action to receive the cash value of their shares in lieu of whatever payment is called for by that corporate action. Under the TBCA, you have this right in connection with the Merger. As a result, in lieu of receiving shares of Norwest Common Stock, you may elect to receive the cash value of your shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred). The value of your shares will be measured as of the day immediately before the Merger, excluding any increase or decrease in value in anticipation of the Merger--that is, the value will not reflect the expected effects of the Merger on the value of Valley.

  YOU MUST TAKE A NUMBER OF SPECIFIC STEPS TO EXERCISE YOUR APPRAISAL RIGHTS. FAILURE TO TAKE THESE STEPS STRICTLY IN THE MANNER REQUIRED WILL RESULT IN YOU LOSING YOUR APPRAISAL RIGHTS. IF YOU LOSE YOUR APPRAISAL RIGHTS, YOU WILL BE BOUND BY THE MERGER AND YOU WILL RECEIVE SHARES OF NORWEST COMMON STOCK FOR YOUR SHARES OF VALLEY COMMON STOCK (INCLUDING SHARES OF VALLEY COMMON STOCK RECEIVED UPON CONVERSION OF THE SERIES C PREFERRED AND THE SERIES D PREFERRED).

 Steps You Need to Take to Exercise Your Rights of Appraisal.

  Before the Meeting--Notify Valley of your intent to dissent from the Merger and refrain from voting for the Merger. Before the Meeting, you must deliver or mail written notice to Valley of your intent to exercise your right to dissent if the Merger is completed. Your notice must give an address where Valley can notify you if the Merger is completed. Also, you must not vote any of your shares in favor of the Merger. SIMPLY VOTING AGAINST THE MERGER IS NOT SUFFICIENT TO EXERCISE YOUR APPRAISAL RIGHTS. YOU MUST NOTIFY VALLEY AS MENTIONED ABOVE AND TAKE THE OTHER STEPS DESCRIBED BELOW.

  After the Meeting--Demand payment for your shares and submit your share certificates. If Valley's shareholders approve the Merger and you have taken the required steps before the Meeting, Valley will deliver or mail written notice to you of completion of the Merger within 10 days after the Effective Time of the Merger. You will have 10 days after delivery or mailing of this notice to you to make a written demand on Valley, as the surviving company in the Merger, for payment of the fair value of your shares. You must state in your demand the number of shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred) you own and your estimate of the fair value of your shares. Within 20 days after demanding payment for your shares, you must submit all of your share certificates to Valley so that Valley can note your demand on the share certificates.

  YOU WILL LOSE YOUR APPRAISAL RIGHTS IF YOU FAIL TO DEMAND PAYMENT FOR YOUR SHARES WITHIN THE REQUIRED 10-DAY PERIOD. ALSO, IF YOU FAIL TO SUBMIT YOUR SHARE CERTIFICATES WITHIN THE REQUIRED 20-DAY PERIOD, VALLEY HAS THE OPTION TO TERMINATE YOUR APPRAISAL RIGHTS, UNLESS A COURT OF COMPETENT JURISDICTION FOR GOOD AND SUFFICIENT CAUSE OTHERWISE DIRECTS.

 How the Fair Value of Your Shares Will be Determined.

  You and Valley Agree on an Estimated Fair Value. Within 20 days after Valley receives your demand for payment, it will deliver or mail notice to you indicating whether it accepts your estimate of the fair value of your shares. If Valley accepts your estimate, it will pay this amount within 90 days after the date the Merger is completed, upon surrender of your duly endorsed share certificates. If Valley does not accept your estimate, it will state in the notice its estimated fair value of your shares. You will have 60 days after completion of the Merger to accept Valley's estimated value. If you do, Valley will pay this amount to you within 90 days after completion of the Merger, upon surrender of your duly endorsed share certificates. Upon payment to you of the agreed value, whether based on your estimate or Valley's estimate, you will cease to have any interest in your shares or in Valley.

  No Agreement is Reached on the Fair Value of Your Shares--Court Ordered Appraisal. If you do not agree with Valley's estimate of the fair value of your shares, then either you or Valley may file a petition in any court of competent jurisdiction in Cameron County, Texas, asking the court to determine the fair value of your shares. The petition must be filed within 120 days after completion of the Merger. The court will notify by registered mail all shareholders who have demanded payment for their shares and who have been unable to reach an agreement with Valley as to the fair value of their shares. The court's notice will state the time and place of the hearing at which the court will consider the petition.

  The court will appoint one or more appraisers to determine the value of the Valley Common Stock. The appraisers may examine the books and records of Valley and conduct such other investigation as they deem proper. The appraisers must afford a reasonable opportunity to the interested parties to submit pertinent evidence as to the value of the shares. The appraisers will then determine the fair value of the shares and report this value to the office of the clerk of the court. The clerk of the court will notify all parties of this value. After hearing any legal or factual exceptions to the report, the court will then determine the fair value of the shares and direct Valley to pay that value, together with interest for the period beginning 91 days after the Effective Time of the Merger and ending on the date of the court's decision, to the shareholders entitled to payment, upon surrender of their duly endorsed share certificates. The court's determination of the value of the Valley Common Stock will be binding on Valley and all shareholders who have been so notified. Upon payment of this amount, dissenting shareholders will cease to have any interest in their shares or in Valley. The court allows the appraisers a reasonable fee as court costs, and all court costs are allotted between the parties in a manner that the court determines is fair and equitable.

  Withdrawing Your Demand for Payment. You may withdraw your demand for payment at any time before payment for your shares and before any petition is filed seeking a determination of the fair value of the shares. With Valley's consent, you may withdraw your demand after the petition is filed.

  When You Will be Presumed to Have Approved the Merger. You will be presumed to have approved the Merger if (a) you withdraw your demand for payment within the time allowed, (b) Valley has terminated your appraisal rights because you did not, within the time allowed, submit your share certificates to Valley for notation of your demand for payment, (c) no petition for a court hearing was filed within the time allowed or (d) a petition is filed but the court determines that you are not entitled to exercise dissenters' appraisal rights. If you are presumed to have approved the Merger, you will be bound by the Merger and will cease to have any rights in the shares or in Valley. Upon surrender of your duly endorsed certificates for your shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred), you will receive shares of Norwest Common Stock and will be entitled to receive any dividends and other distributions made to stockholders of Norwest since completion of the Merger.

  Right of Appraisal is Your Only Remedy if You Object to the Merger. In the absence of fraud, the remedy provided by Article 5.12 of the TBCA is the exclusive remedy for the recovery of the value of your shares if you object to the Merger. If Valley complies with the requirements of Article 5.12 but you do not, you will not be entitled to bring suit for the recovery of the value of your shares or money damages with respect to the Merger.

EXCHANGE OF CERTIFICATES

  After completion of the Merger, Norwest Bank Minnesota, National Association, acting as exchange agent for Norwest, will mail to each holder of record of shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred) a form of letter of transmittal, together with instructions for the exchange of the holder's stock certificates for certificates representing Norwest Common Stock.

  VALLEY'S SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

  No dividend or other distribution declared on Norwest Common Stock after completion of the Merger will be paid to the holder of any certificates for shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred) until after the certificates have been surrendered for exchange.

  When the exchange agent receives a surrendered certificate or certificates from a shareholder, together with a properly completed letter of transmittal, it will issue and mail to the shareholder a certificate representing the number of shares of Norwest Common Stock to which the shareholder is entitled, plus the amount in cash of any remaining fractional share and any cash dividends that are payable with respect to the shares of Norwest Common Stock so issued. No interest will be paid on the fractional share amount or amounts payable as dividends or other distributions.

  A certificate for Norwest Common Stock may be issued in a name other than the name in which the surrendered certificate is registered if (a) the certificate surrendered is properly endorsed and accompanied by all documents required to transfer the shares to the new holder and (b) the person requesting the issuance of the Norwest Common Stock certificate either pays to the exchange agent in advance any transfer and other taxes due or establishes to the satisfaction of the exchange agent that such taxes have been paid or are not due.

  The exchange agent will issue stock certificates for Norwest Common Stock in exchange for lost, stolen or destroyed certificates for Valley Common Stock upon receipt of a lost certificate affidavit and a bond indemnifying Norwest for any claim that may be made against Norwest as a result of the lost, stolen or destroyed certificates.

  After completion of the Merger, no transfers will be permitted on the books of Valley. If, after completion of the Merger, certificates for Valley Common Stock are presented for transfer to the exchange agent, they will be canceled and exchanged for certificates representing Norwest Common Stock.

  None of Norwest, Valley, the exchange agent or any other person will be liable to any former holder of Valley Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

REGULATORY APPROVALS

  The Merger is subject to the prior approval of the Federal Reserve Board. The Merger is also subject to certain filing and other requirements of the Texas Department of Banking. The approval of the Federal Reserve Board is required because Norwest is a bank holding company registered under the Bank Holding Company Act.

Norwest filed an application with the Federal Reserve Board requesting approval of the Merger, and received such approval on September 5, 1997.

  The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the Federal Reserve Board has determined that the consideration to be received by Valley's shareholders is fair. Regulatory approval does not constitute an endorsement or recommendation of the Merger.

  Norwest and Valley are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the Merger to become effective other than those described above. Norwest and Valley intend to seek any other approval and to take any other action that may be required to effect the Merger. There can be no assurance that any required approval or action can be obtained or taken prior to the Meeting. See "THE REORGANIZATION AGREEMENT-- Conditions to Completion of the Merger" and "--Termination of the Reorganization Agreement."

EFFECT ON EMPLOYEE BENEFIT PLANS

  The Reorganization Agreement provides, in general, that each person who is an employee of Valley at the Effective Time of the Merger will be eligible to participate in Norwest's employee welfare and retirement plans. Norwest sponsors and maintains the following employee welfare benefit plans: Norwest Medical Plan, Norwest Dental Plan, Norwest Vision Plan, Norwest Short Term Disability Plan, Norwest Long Term Disability Plan, Norwest Long Term Care Plan, Norwest Flexible Benefits Plan, Norwest Basic Group Life Insurance Plan, Norwest Group Universal Life Insurance Plan, Norwest Dependent Group Life Insurance Plan, Norwest Business Travel Accident Insurance Plan, Norwest Accidental Death and Dismemberment Plan, Norwest Severance Pay Plan, and Norwest Vacation Program (collectively "Welfare Benefit Plans").

  The Reorganization Agreement provides that each Valley employee will be eligible to participate in the Welfare Benefit Plans, subject to any eligibility requirements that may exist with respect to each respective plan. However, no Valley employee will be subject to any preexisting conditions found in any of the Welfare Benefit Plans (except for such conditions found in the Norwest Long Term Care Plan). Notwithstanding the above, each eligible Valley employee will be eligible to participate in each of the Welfare Benefit Plans no later than the first day of the calendar quarter which begins at least 32 days after the Effective Time of the Merger. In any event, Norwest intends to transition all Valley employees to the Welfare Benefit Plans without causing any gaps in coverage to Valley's employees and without duplication in costs to Norwest.

  Each employee of Valley will also be eligible to participate in the Norwest Savings-Investment Plan ("SIP"), subject to any eligibility requirements applicable to the SIP. The Valley employees will become eligible to participate in the SIP no later than the first day of the calendar quarter which begins at least 32 days after the Effective Time of the Merger. Valley employees will receive full credit for years of past service with Valley for purposes of satisfying any eligibility and vesting periods found in the SIP, but only to the extent credited under the ESOP.

  The ESOP, including all of the ESOP's assets, is expected to be merged with the SIP (the "Plan Merger") as of January 1, 1998. Shares of the Valley Common Stock that are not allocated to ESOP Participants as of the Effective Time of the Merger will be exchanged for equivalent shares of Norwest Common Stock as of the Effective Time of the Merger. Until the date of the Plan Merger, ESOP Participants will be allowed to make "Elective Contributions" (as defined in the ESOP) in accordance with the terms of the ESOP. All Elective Contributions made before the date of the Plan Merger will be allocated to the accounts of ESOP Participants.

  In April 1996, the ESOP incurred $3,000,000 in long-term indebtedness (the "ESOP Loan"), the proceeds of which were used by the ESOP to purchase 71,429 shares of Valley Common Stock at a price of $42.00 per share. As of June 30, 1997, the total principal indebtedness owed by the ESOP on the ESOP Loan was

$1,964,000. The terms of the ESOP Loan require payment of quarterly installments of principal in the amount of $107,000, plus accrued interest, until the ESOP Loan is repaid in full.

  At the time the ESOP Loan was made, the ESOP Loan was secured by a pledge of the entire 71,429 shares of Valley Common Stock purchased by the ESOP from the proceeds of such loan. Under the terms of the loan agreement and the security agreement applicable to the ESOP Loan, the lender is obligated, generally, to release a portion of the Valley Common Stock held as security based upon the principal and interest paid over the amount of principal and interest remaining to be paid under the terms of the ESOP Loan. Pursuant to the terms of the ESOP, the shares of Valley Common Stock released from the pledge (i.e., released from the "Unallocated Company Stock Suspense Account" (as defined in the ESOP)) are allocated to the "Company Stock Account" (as defined in the
ESOP) of each of the ESOP Participants who are eligible to receive such allocation. As of December 31, 1996, there were 51,871 shares of Valley Common Stock pledged to secure the ESOP's obligations under the ESOP Loan, and 19,558 shares had been allocated to the accounts of ESOP Participants who were eligible to receive such allocation. Since that date, the ESOP has made two additional payments on the ESOP Loan, and the ESOP will make additional payments on September 30, 1997 and December 31, 1997. As a result of the
payments made during 1997 ("1997 Contributions"), approximately    pledged
shares of Valley Common Stock (or their equivalent in shares of Norwest Common Stock after giving effect to the Merger) will be released from the pledge, and those shares will be allocated in accordance with the terms of the ESOP to the account of each eligible ESOP Participant as of December 31, 1997.

  The ESOP Loan indebtedness will remain outstanding as of the date of the Plan Merger. Valley has not or does not intend to make any additional contributions to the ESOP during 1997 (other than Elective Contributions and the 1997 Contributions) prior to the date of the Plan Merger. After the date of the Plan Merger, contributions made under the SIP with respect to the ESOP Loan will, generally, be allocated to all of the SIP's participants in accordance with the terms of the SIP.

  Each Valley employee will be eligible to participate in the Norwest Pension Plan under the same terms and conditions as any other newly hired Norwest employee.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO VALLEY'S SHAREHOLDERS

  The following discussion describes certain federal income tax consequences of the Merger to Valley's shareholders. Also included is a discussion of the federal income tax consequences of the conversion of the Series C Preferred and the Series D Preferred to Valley Common Stock, immediately prior to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as in effect on the date hereof. Any of these authorities could be repealed, overruled or modified at any time after the date hereof. Any such change could be retroactive and, accordingly, could modify the tax consequences discussed herein. No ruling from the IRS with respect to the matters discussed herein has been requested and there is no assurance that the IRS will agree with the conclusions set forth in this discussion.

  The discussion below does not address all of the federal income tax consequences that may be relevant to particular shareholders in light of their personal circumstances or to certain types of shareholders (such as dealers in securities, insurance companies, foreign individuals and entities, financial institutions and tax-exempt entities) who may be subject to special treatment under the federal income tax laws. This discussion also does not address the federal income tax consequences to holders who acquired their shares of Valley Common Stock through the exercise of employee stock options or otherwise as compensation. Furthermore, this discussion does not address any tax consequences under state, local or foreign laws. This summary assumes that the shares of Valley Common Stock are held as a "capital asset" within the meaning of section 1221 of the Code.

  a. Conversion of Series C Preferred and Series D Preferred into Valley Common Stock. As a condition to the Merger, the holders of the Series C Preferred and the holders of the Series D Preferred must agree to convert such preferred stock into Valley Common Stock. Upon such conversion, a holder of the Series C Preferred or the Series D Preferred will be treated as if they had received a distribution from Valley in an amount equal to the amount of dividends accrued and unpaid on the Series C Preferred or the Series D Preferred from the date of the last payment date on the Series C Preferred or the Series D Preferred to the Effective Time of the Merger. This deemed distribution will be taxed pursuant to section 301 of the Code. Under section 301 of the Code, this deemed distribution will be treated as a dividend and will be taxed as ordinary income to the holders of Series C Preferred or Series D Preferred to the extent that Valley has accumulated earnings and profits at the date of the conversion. The management of Valley has represented that Valley should have accumulated earnings and profits on the date of the conversion in excess of the amount of the deemed distribution.

  The basis of the Valley Common Stock received by the shareholders of Valley in exchange for their Series C Preferred or Series D Preferred will be equal to the amount of their basis in their Series C Preferred or Series D Preferred, increased by the amount of the deemed dividend distribution. The holding period of the shares of Valley Common Stock received by a holder of the Series C Preferred or the Series D Preferred will include the holding period of the Series C Preferred or the Series D Preferred exchanged therefor, provided such shares were held as a capital asset as of the time of the conversion.

  b. Merger. Subsequent to the conversion of the Series C Preferred and Series D Preferred into Valley Common Stock discussed immediately above, Norwest VBG Merger Co. will merge with and into Valley pursuant to the Reorganization Agreement. The anticipated U.S. federal income tax consequences to Valley's shareholders as a result of the Merger are as follows:

  .  The Merger will constitute a reorganization within the meaning of section 368 of the Code.

  . No gain or loss will be recognized by a holder of Valley Common Stock upon receipt of Norwest Common Stock solely in exchange for such Valley Common Stock pursuant to the Merger (except to the extent of cash received in lieu of fractional shares or as a result of exercising dissenter's or appraisal rights). A shareholder's gain or loss on the receipt of cash in lieu of a fractional share will equal the difference between the cash received and the basis of the fractional share exchanged.

  . The basis of the Norwest Common Stock received by the shareholders of Valley will be the same as the basis of the Valley Common Stock exchanged therefor, decreased by the tax basis allocated to any fractional share exchanged for cash.

  . The holding period of the shares of Norwest Common Stock received by the shareholders of Valley will include the holding period of the Valley Common Stock exchanged therefor, provided such shares were held as a capital asset as of the time the Merger is completed.

  Valley is not required to complete the Merger unless it receives an opinion of its counsel that these will be the U.S. federal income tax consequences of the Merger. The opinion may make certain assumptions and may rely on the representations of the parties to the Merger as to factual matters. The opinion is not binding on the IRS. There is no assurance that the IRS will not take a contrary position regarding the tax consequences of the Merger and that the IRS would not prevail in the event that tax consequences of the Merger were litigated.

  SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE MERGER OR THE CONVERSION OF THEIR SERIES C PREFERRED OR SERIES D PREFERRED INTO VALLEY COMMON STOCK, INCLUDING THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION.

RESALE OF NORWEST COMMON STOCK

  The Norwest Common Stock to be issued in the Merger will be freely transferable under the Securities Act, except for shares issued to Valley's shareholders who are considered to be "affiliates" of Valley or Norwest under the SEC's Rule 145 or of Norwest under the SEC's Rule 144. The definition of "affiliate" is complex and depends on the specific facts, but generally includes directors, executive officers, 10% shareholders and other persons with the power to direct the management and policies of the company in question.

  Affiliates of Valley may not sell the shares of Norwest Common Stock received in the Merger except (a) pursuant to an effective registration statement under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with the SEC's Rule 144 and Rule 145. Generally, those rules permit resales of stock received by affiliates so long as Norwest has complied with certain reporting requirements and the selling stockholder complies with certain volume and manner of sale restrictions.

  Valley has agreed to use its best efforts to deliver to Norwest signed representations by each person who may be deemed to be an affiliate of Valley that the person will not sell, transfer or otherwise dispose of the shares of Norwest Common Stock to be received by the person in the Merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder.

  This Proxy Statement-Prospectus does not cover any resales of Norwest Common Stock received by affiliates of Valley.

STOCK EXCHANGE LISTING

  The shares of Norwest Common Stock to be issued in the Merger will be listed on the New York Stock Exchange and the Chicago Stock Exchange.


ACCOUNTING TREATMENT

  Norwest will account for its acquisition of Valley using the pooling of interests method of accounting. Under this method, the assets and liabilities of Valley will be carried forward to Norwest at their historical recorded values. Because the Merger is not material to the consolidated financial statements of Norwest, Norwest will not restate its balance sheet amounts and results of operations for prior periods to reflect the combination of Valley with Norwest.

  The unaudited pro forma data included in this Proxy Statement-Prospectus for the Merger have been prepared using the pooling of interests method of accounting. See "SUMMARY--Comparative Per Common Share Data."

                         THE REORGANIZATION AGREEMENT

  The following is a summary of certain provisions of the Reorganization Agreement, a copy of which is attached to this Proxy Statement-Prospectus as Appendix A. The Reorganization Agreement is incorporated by reference into this Proxy Statement-Prospectus. See "WHAT INCORPORATED BY REFERENCE MEANS."

  This summary is qualified in its entirety by reference to the full text of the Reorganization Agreement. Valley's shareholders are encouraged to read this document carefully and in its entirety. Parenthetical references are to the relevant paragraph or paragraphs of the Reorganization Agreement.

BASIC PLAN OF REORGANIZATION

  Structure. The acquisition of Valley by Norwest is to be accomplished through the merger of Norwest VBG Merger Co., a newly formed, wholly-owned subsidiary company of Norwest, with Valley. Valley is to be the surviving company and is to become a wholly-owned subsidiary of Norwest. Pursuant to the Merger, Valley's shareholders will receive shares of Norwest Common Stock for their shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred). Norwest stockholders will continue to own shares of Norwest Common Stock after consummation of the Merger. (paragraph 1(a))

 Consideration.

    Norwest Common Stock. Except with respect to fractional shares as described below and shares as to which dissenters' rights have been exercised, if the Reorganization Agreement is approved and the Merger becomes effective, and because the Merger will in all likelihood become effective after the anticipated record date for payment of the regular quarterly dividend on Norwest Common Stock for the fourth quarter of 1997, Norwest will exchange a total of 2,806,732 shares of Norwest Common Stock for all outstanding shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred). Pursuant to the Reorganization Agreement, and subject to approval by the holders of the Series C Preferred of the Series C Amendment and approval by the holders of the Series D Preferred of the Series D Amendment, each share of the Series C Preferred and Series D Preferred will be converted into 1.5235 shares of Valley Common Stock immediately prior to the Merger. Based on 785,322 shares of Valley Common Stock outstanding after conversion of the Series C Preferred and Series D Preferred, each share of Valley Common Stock outstanding immediately prior to the Effective Time of the Merger will be automatically converted into and exchanged for approximately 3.57 shares of Norwest Common Stock. (Sections 1(a) and 2(c))

    THE PRICE OF NORWEST COMMON STOCK, AND THUS THE VALUE OF THE CONSIDERATION TO BE RECEIVED IN THE MERGER BY VALLEY'S SHAREHOLDERS, WILL FLUCTUATE BETWEEN THE DATE OF THIS PROXY STATEMENT-PROSPECTUS AND THE EFFECTIVE TIME OF THE MERGER. THERE CAN BE NO ASSURANCE THAT THE PRICE OF NORWEST COMMON STOCK AS OF THE EFFECTIVE TIME OF THE MERGER WILL BE THE SAME AS THE PRICE OF NORWEST COMMON STOCK AS OF THE DATE OF THIS PROXY STATEMENT-PROSPECTUS OR AS OF THE DATE OF THE MEETING.

    Cash in Lieu of Fractional Shares. If the aggregate number of shares of Norwest Common Stock you are to receive in the Merger does not equal a whole number, you are to receive cash in lieu of the fractional share. The cash payment is to be equal to the product of the fractional part of the share of Norwest Common Stock multiplied by the average of the closing prices of a share of Norwest Common Stock as reported by the composite tape of the NYSE for each of the five trading days ending on the day immediately preceding the Meeting. (paragraph 1(c))

    Completion. Norwest and Valley expect the Merger to be completed promptly after approval of the Merger by Valley's shareholders and the satisfaction (or waiver) of the conditions to completion contained in the Reorganization Agreement, including the receipt of all required regulatory approvals.

REPRESENTATIONS AND WARRANTIES

  The Reorganization Agreement contains various representations and warranties by Norwest and Valley as to, among other things, (a) their organization and legal authority to engage in their respective businesses, (b) their capitalization, (c) their corporate authority to enter into the Reorganization Agreement and complete the Merger, (d) the absence of certain material changes, (e) compliance with laws, (f) material contracts, (g) absence of certain litigation, and (h) undisclosed liabilities. (paragraphs 2 and 3) Because the representations and warranties do not survive completion of the Merger, they function primarily as a due diligence device and a closing condition (that is, they have to continue to be true in all material respects until the Merger is completed).

CERTAIN COVENANTS

  The Reorganization Agreement contains various covenants and agreements that govern the actions of Valley, the Bank and Norwest pending completion of the Merger. Some of the more important covenants are summarized below.

 Conduct of Business.

    Valley. Valley has agreed that Valley, Valley Delaware and the Bank will each maintain their corporate existence in good standing, maintain the general character of their business, and conduct their business in the ordinary and usual manner. Subject to certain exceptions, Valley, Valley Delaware and the Bank are each required to obtain the consent of Norwest before making any new loans or modifying, restructuring or renewing any existing loan if, when aggregated with all other loans or extensions of credit to such person, such loan would be more than $300,000. The Reorganization Agreement places restrictions on the ability of Valley, Valley Delaware and the Bank to take certain actions without Norwest's consent, including (a) incurring indebtedness (other than deposit liabilities), (b) granting rights to acquire shares of their capital stock,
  (c) issuing shares of their capital stock, (d) declaring dividends or purchasing their capital stock (except dividends declared by Valley Delaware or the Bank in accordance with applicable law and regulation or dividends to be paid on the Series C Preferred and the Series D Preferred in accordance with the terms thereof), (e) selling their assets other than in the ordinary course of business, and (f) raising the compensation of their officers and directors except pursuant to existing compensation plans. (paragraphs 4(a) and (b)) Some of these restrictions apply only if the amount in question exceeds a threshold dollar value.

    Norwest. Norwest has agreed, among other matters, to maintain its corporate existence in good standing and to conduct its business and to cause its significant subsidiaries to conduct their respective businesses in compliance with all material obligations and duties imposed by laws, regulations, rules and ordinances or by judicial orders, judgments and decrees applicable to them or to their businesses or properties. (paragraph
  5)

    Competing Transactions. Valley has agreed that neither it, Valley Delaware nor the Bank will directly or indirectly solicit, authorize the solicitation of, or, except as noted below, enter into any discussions with, any third party concerning any offer or possible offer to (a) purchase the common stock of Valley, Valley Delaware or the Bank, any security convertible into the common stock of Valley or the Bank, or any other equity security of Valley, Valley Delaware or the Bank, (b) make a tender or exchange offer for any shares of the common stock or other equity security of Valley, Valley Delaware or the Bank, (c) purchase, lease or otherwise acquire the assets of Valley, Valley Delaware or the Bank except in the ordinary course of business, or (d) merge, consolidate or otherwise combine with Valley, Valley Delaware or the Bank. Valley, Valley Delaware or the Bank may enter into negotiations concerning the foregoing if the Valley Board concludes, in good faith, after taking into account the advice of its counsel, that to fail to do so would violate its fiduciary obligations under applicable law. Valley has also agreed to promptly inform Norwest if any third party makes an offer or inquiry concerning any of the foregoing. (paragraph 4(h))

    Other Covenants. The Reorganization Agreement contains various other covenants, including covenants relating to the preparation and distribution of this Proxy Statement-Prospectus, access to information, and the listing on the New York Stock Exchange and Chicago Stock Exchange of the shares of Norwest Common Stock to be issued in the Merger. In addition, Valley has agreed to (a) establish such additional accruals and reserves as is necessary to conform its accounting and credit loss reserve practices and methods to those of Norwest and Norwest's plans with respect to the conduct of Valley's business after the Merger, and (b) use its best efforts to deliver to Norwest prior to completion of the Merger signed representations substantially in the form attached as Exhibit B to the Reorganization Agreement from each executive officer, director or shareholder of Valley who may reasonably be deemed an "affiliate" of Valley within the meaning of each term used in the SEC's Rule 145. (paragraphs 4(l) and 4(m)) See "THE MERGER--Resale of Norwest Common Stock."

  Conditions to the Completion of the Merger. Under the Reorganization Agreement, various conditions are required to be met before the parties are obligated to complete the Merger. For the most part, these conditions are customary and include such items as the receipt of shareholder and regulatory approval of the Merger and, approval of the listing of the shares of Norwest Common Stock on the NYSE and the Chicago Stock Exchange and the receipt by Valley of a favorable tax opinion. The obligations of each party are also subject to the continued accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the Reorganization Agreement, and the absence of any changes that have had or might be reasonably expected to have an adverse effect on Valley. Each of these last three conditions is subject to a "materiality" standard. The Merger is subject to the condition that it qualifies for pooling of interests accounting treatment. The Merger is also subject to (i) approval by the holders of the Series C Preferred of the Series C Amendment; (ii) approval by the holders of the Series D Preferred of the Series D Amendment; and (iii) approval by Valley's shareholders of the ICP Payments. Any condition to the Merger may be waived by the party seeking to assert the condition. (paragraphs 6 and 7)

  Covenants Regarding Employee Benefit Plans. The Reorganization Agreement contains certain agreements with respect to the participation of Valley's employees in Norwest's employee welfare and retirement plans (paragraph 8). See the information provided above under the heading "THE MERGER--Effect on Employee Benefit Plans."

TERMINATION OF THE REORGANIZATION AGREEMENT

  Termination by Mutual Consent. Norwest and Valley can agree to terminate the Reorganization Agreement at any time before completion of the Merger. (paragraph 9(a)(i))

  Termination by Either Norwest or Valley. Either Norwest or Valley can terminate the Reorganization Agreement if any of the following occurs:

  . The Merger has not become effective by December 31, 1997 (provided this right to terminate will not be available to a party whose failure to perform in all material respects any obligation under the Reorganization Agreement resulted in the failure of the Merger to occur on or before that date). (paragraph 9(a)(ii))

  . A court or governmental authority of competent jurisdiction has issued a final order restraining, enjoining or otherwise prohibiting the transactions contemplated by the Reorganization Agreement. (paragraph 9(a)(iii))

  . The Valley Board determines in good faith that a "Takeover Proposal" (as defined below) constitutes a "Superior Proposal" (as defined below), except that Valley can only terminate the Reorganization Agreement if it has not breached its obligations under paragraph 4(h) of the Reorganization Agreement and pays Norwest a termination fee of $1,750,000 at the time of termination. (paragraph 9(a)(v))

    "Takeover Proposal" means a bona fide proposal or offer by a person to make a tender or exchange offer, or to engage in a merger, consolidation or other business combination involving Valley or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, Valley.

    "Superior Proposal" means a Takeover Proposal that the Valley Board determines in good faith, after taking into account the advice of counsel, is more favorable to Valley and its shareholders than the Merger.

 Termination by Norwest. Norwest can terminate the Reorganization Agreement if:

  . The Valley Board withdraws or modifies in a manner materially adverse to Norwest its approval of the Merger. (paragraph 9(a)(vi))

  . Valley's shareholders do not approve the Merger at the Meeting after (1) an "Acquisition Event" (as defined below) occurs, (2) Valley agrees to engage in an Acquisition Event, or (3) a third party makes a proposal to Valley or its shareholders to engage in an Acquisition Event. (paragraph 9(a)(vi))

    "Acquisition Event" means any of the following: (a) a merger, consolidation or similar transaction involving Valley, Valley Delaware, the Bank or any successor to Valley, Valley Delaware or the Bank, (b) a purchase, lease or other acquisition in one or a series of related transactions of assets of Valley, Valley Delaware or the Bank representing 25% or more of the consolidated assets of Valley, Valley Delaware and the Bank, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 25% or more of the voting power of Valley, Valley Delaware or the Bank in each case with or by a person or entity other than Norwest or an affiliate of Norwest.

  . The Meeting is not held before December 31, 1997 and Valley has not performed its obligations under paragraph 4(c) of the Reorganization Agreement. (paragraph 9(a)(vi))

  Termination by Valley. Subject to the satisfaction of certain notice requirements, Valley may terminate the Merger Agreement within five business days after the end of the Index Measurement Period if (A) both (i) the Norwest Measurement Price is less than $41.00 and (ii) the number obtained by dividing the Norwest Measurement Price by $50.125 (the closing price of Norwest Common Stock on the trading day immediately preceding the date of the Merger Agreement) is less than the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.15 from such quotient; or (B) the Norwest Average Price is less than $39.00. (paragraph 9(a)(iv)).

  As a result of the two-for-one stock split of Norwest Common Stock paid on October 10, 1997, Norwest Common Stock began trading at half its pre-split price on October 14, 1997. Under the terms of the Reorganization Agreement, the Norwest Common Stock two-for-one split is considered a "Common Stock Adjustment." As a result, for purposes of determining the Norwest Measurement Price and the Norwest Average Price, both of which are based on an average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the NYSE during a specified number of trading days ending on the date of the Meeting, the closing price of Norwest Common Stock must be adjusted proportionately so as to be comparable to what the price of a share of Norwest Common Stock would have been if the record date for the two-for-one split had occurred immediately following the Effective Date of the Merger. (paragraph 9(c)).

  For example, the Norwest Measurement Price is the average of the closing prices of a share of Norwest Common Stock as reported on consolidated tape of the NYSE during the Index Measurement Period--that is, a period of 20 trading days ending immediately prior to the date of the Meeting. Since any applicable Index Measurement Period will begin after October 14 (the date Norwest Common Stock began trading at half its pre-split price), a Valley shareholder who wishes to compute the Norwest Measurement Price must first double each closing price of a share of Norwest Common Stock for each trading day during the Index Measurement Period before computing the average in order to eliminate the effect of the two-for-one split. Consequently, assuming the closing price of a share of Norwest Common Stock reported on the NYSE for a given day during the Index Measurement Period is $33.00, the closing price should be doubled to $66.00 per share before the average closing price is computed.

TERMINATION FEE

  If Norwest terminates the Reorganization Agreement because the Valley Board determines that a Takeover Proposal constitutes a Superior Proposal, Valley is required to pay Norwest a termination fee of $1,750,000 within five business days after termination. Valley is also required to pay Norwest a termination fee of $1,750,000 if Norwest terminates the Reorganization Agreement under one of the circumstances described in "Termination by Norwest" above and before such termination or within 12 months after such termination (a) Valley, Valley Delaware, the Bank or any successor to Valley, Valley Delaware or the Bank agrees to engage in an Acquisition Event or an Acquisition Event occurs, or (b) the Valley Board approves an Acquisition Event or recommends to Valley's shareholders the approval of an Acquisition Event.

EFFECT OF TERMINATION

  Generally, if the Reorganization Agreement is terminated by either party, the Reorganization Agreement becomes void without any liability to either party other than for willful and material breaches occurring before termination; however, the provisions of the Reorganization Agreement governing confidential information and expenses incurred in connection with the Merger survive termination. (paragraph 9(b))

WAIVER AND AMENDMENT

  Either party may waive any inaccuracies in the representations and warranties of the other party or compliance by the other party with any of the covenants or conditions contained in the Reorganization Agreement. (paragraph 16)

  Norwest and Valley can amend the Reorganization Agreement at any time before the Merger is completed; however, the Reorganization Agreement prohibits them from amending the Reorganization Agreement after the approval of the Merger by Valley's shareholders if the amendment would change in a manner adverse to Valley's shareholders the consideration to be received by Valley's shareholders in the Merger. (paragraph 17)

EXPENSES

  Norwest and Valley will each pay their own expenses in connection with the Merger, including fees and expenses of their respective independent auditors and counsel, except that if the Reorganization Agreement is terminated in accordance with its terms, Norwest is to pay Valley an amount equal to Valley's actual expenses in connection with obtaining environmental assessments, asbestos surveys, title commitments and boundary surveys required to be obtained by Valley pursuant to the terms of the Reorganization Agreement. (paragraphs 9(e) and 10).

                               SERIES C AMENDMENT

  Pursuant to the terms of the Reorganization Agreement, it is a condition precedent to Norwest's obligation to consummate the Merger that the Series C Statement of Designation be amended to provide for the conversion of the Series C Preferred into Valley Common Stock.

  The Series C Statement of Designation provides that in case of any Reorganization Event, the holders of the Series C Preferred may be entitled to receive the number of shares or other securities or property of Valley, or of the association or corporation whose securities are offered to the shareholders of Valley as a result of such Reorganization Event, or the association or corporation to whom the assets were conveyed as a result of such Reorganization Event, to which a holder of the number of shares of Series C Preferred held by such shareholder would have been entitled upon such Reorganization Event had the shares of Series C Preferred been converted into Valley Common Stock, and the shares of Valley Common Stock receivable therefor had been issued and outstanding and such holder been the holder of record of such shares of Valley Common Stock at the record or effective date thereof, and lawful provision therefor is to be made as a part of any such Reorganization Event.

  The Series C Statement of Designation further provides that for purposes of the foregoing, the "Conversion Ratio" (as defined in the Series C Statement of Designation) applicable during 1997 is be deemed to be applicable in respect to any such Reorganization Event occurring prior to such year. The Conversion Ratio refers to a "book value per share" calculation based upon a date that occurs after the proposed Effective Time of the Merger, and accordingly, such Series C Statement of Designation must be amended in order to permit the calculation of such Conversion Ratio.

  As a result, in order to establish an appropriate exchange ratio for the Valley Common Stock into shares of Norwest Common Stock, it is necessary to fix the "book value per share" of Valley. In May 1997, Valley projected the book value per share as of September 30, 1997, to be $43.76, and the Valley Board estimated such date to be the closest month end occurring prior to the Effective Time of the Merger. Accordingly, on May 1, 1997, the Valley Board adopted a resolution providing that the book value per share of Valley as of September 30, 1997, for purposes of the Conversion Ratio, is to be $43.76.

  Pursuant to the terms of the Series C Statement of Designation, shares of the Series C Preferred are convertible into Valley Common Stock after December 31, 1997, but prior to December 31, 1998, at a Conversion Ratio of 150% of the book value per share. In other words, the number of shares of Valley Common Stock into which the Series C Preferred would be converted is to be determined by dividing $100.00 (the par value of such Series C Preferred) by 150% of the book value per share. Assuming a book value per share of $43.76, 150% of such book value would be $65.64, and the Conversion Ratio would be 1.5235 shares of Valley Common Stock for each share of Series C Preferred.

  In order to fulfill the requirement of the Series C Statement of Designation that lawful provisions be made for the conversion of the shares of the Series C Preferred to shares, securities, or other property of a corporation offered to shareholders of Valley as a result of a Reorganization Event, the Valley Board adopted resolutions authorizing the Series C Amendment. The text of the Series C Amendment is included as Appendix C to this Proxy Statement-Prospectus.

  Pursuant to the terms of the Series C Amendment, the Series C Statement of Designation is to be amended to provide that effective immediately upon the filing of the Series C Amendment in the office of the Secretary of State of the State of Texas, each share of the Series C Preferred issued and outstanding immediately prior to the filing of the Series C Amendment, and all rights in respect thereof shall thereupon, by virtue of the filing of the Series C Amendment and without any further action on the part of the holder thereof, automatically become and be converted into 1.5235 shares of Valley Common Stock; and all shares of the Series C Preferred and all rights in respect thereof, by virtue of the filing of the Series C Amendment and without any further action on the part of the holder thereof, will be permanently canceled.

  No fractions of shares of Valley Common Stock will be issued upon conversion of the Series C Preferred, but in lieu thereof Valley will pay therefor in cash the value of any fractional share of Valley Common Stock as computed on the basis of $100.00 per whole share of Series C Preferred Stock.

  Pursuant to resolutions adopted by the Valley Board, the proposal to approve the Series C Amendment is to be submitted to the holders of the Series C Preferred simultaneously with the submission to Valley's shareholders of approval of the Merger.

  THE VALLEY BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE SERIES C AMENDMENT.

                               SERIES D AMENDMENT

  Pursuant to the terms of the Reorganization Agreement, it is a condition precedent to Norwest's obligation to consummate the Merger that the Series D Statement of Designation be amended to provide for the conversion of the Series D Preferred into Valley Common Stock.

  The Series D Statement of Designation provides that in case of any Reorganization Event, the holders of the Series D Preferred may be entitled to receive the number of shares or other securities or property of Valley, or of the association or corporation whose securities are offered to the shareholders of Valley as a result of such

Reorganization Event, or the association or corporation to whom the assets were conveyed as a result of such Reorganization Event, to which a holder of the number of shares of Series D Preferred held by such shareholder would have been entitled upon such Reorganization Event had the shares of Series D Preferred been converted into Valley Common Stock, and the shares of Valley Common Stock receivable therefor had been issued and outstanding and such holder been the holder of record of such shares of Valley Common Stock at the record or effective date thereof, and lawful provision therefor is to be made as a part of any such Reorganization Event.

  The Series D Statement of Designation further provides that for purposes of the foregoing, the "Conversion Ratio" (as defined in the Series D Statement of Designation) applicable on January 1, 2000, is deemed to be applicable in respect to any such Reorganization Event occurring prior to such date. The Conversion Ratio refers to a "book value per share" calculation based upon a date that occurs after the proposed Effective Time of the Merger, and accordingly, such Series C Statement of Designation must be amended in order to permit the calculation of such Conversion Ratio.

  As a result, in order to establish an appropriate exchange ratio for the Valley Common Stock into shares of Norwest Common Stock, it is necessary to fix the "book value per share" of Valley. In May 1997, Valley projected the book value per share as of September 30, 1997, to be $43.76, and the Valley Board estimated such date to be the closest month end occurring prior to the Effective Time of the Merger. Accordingly, on May 1, 1997, the Valley Board adopted a resolution providing that the book value per share of Valley as of September 30, 1997, for purposes of the Conversion Ratio, is to be $43.76.

  Pursuant to the terms of the Series D Statement of Designation, shares of the Series D Preferred are convertible into Valley Common Stock after December 31, 1999, but prior to December 31, 2000, at a Conversion Ratio of 150% of the book value per share. In other words, the number of shares of Valley Common Stock into which the Series D Preferred would be converted is to be determined by dividing $100.00 (the par value of such Series D Preferred) by 150% of the book value per share. Assuming a book value per share of $43.76, 150% of such book value would be $65.64, and the Conversion Ratio would be 1.5235 shares of Valley Common Stock for each share of Series D Preferred.

  In order to fulfill the requirement of the Series D Statement of Designation that lawful provisions be made for the conversion of the shares of the Series D Preferred to shares, securities, or other property of a corporation offered to shareholders of Valley as a result of a Reorganization Event, the Valley Board adopted resolutions authorizing the Series D Amendment. The text of the Series D Amendment is included as Appendix C to this Proxy Statement-Prospectus.

  Pursuant to the terms of the Series D Amendment, the Series D Statement of Designation is to be amended to provide that effective immediately upon the filing of the Series D Amendment in the office of the Secretary of State of the State of Texas, each share of the Series D Preferred issued and outstanding immediately prior to the filing of the Series D Amendment, and all rights in respect thereof shall thereupon, by virtue of the filing of the Series D Amendment and without any further action on the part of the holder thereof, automatically become and be converted into 1.5235 shares of Valley Common Stock; and all shares of the Series D Preferred and all rights in respect thereof, by virtue of the filing of the Series D Amendment and without any further action on the part of the holder thereof, will be permanently canceled.

  No fractions of shares of Valley Common Stock will be issued upon conversion of the Series D Preferred, but in lieu thereof Valley will pay therefor in cash the value of any fractional share of Valley Common Stock as computed on the basis of $100.00 per whole share of Series D Preferred Stock.

  Pursuant to resolutions adopted by the Valley Board, the proposal to approve the Series D Amendment is to be submitted to the holders of the Series D Preferred simultaneously with the submission to Valley's shareholders of approval of the Merger.

  THE VALLEY BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE SERIES D AMENDMENT.

                                  ICP PAYMENTS

  Valley's shareholders are being asked to vote on five separate proposals to approve ICP Payments to be made to certain members of Valley's management. Set forth below is a description of the provisions of the ICP Plan pursuant to which the ICP Payments become payable, the amount of the ICP Payments, the manner in which such payments were computed, and the recipients thereof.

  General. Valley has adopted the Valley ICP to provide additional incentive for senior management officers and employees of Valley and its subsidiaries to increase the earnings of Valley on a long-term basis, to attract and retain persons of outstanding competence in the employ of Valley and its subsidiaries and to further the identity of interests of the senior management with those of Valley's shareholders.

  In accordance with the terms of the Valley ICP, the Valley Board has previously established an Incentive Compensation Committee, consisting of all directors of Valley that are not employees of Valley or the Bank (the "ICP Committee"). The ICP Committee is authorized to interpret the Valley ICP, and decisions of the ICP Committee are to be final, conclusive and binding upon Valley, its shareholders and the ICP Participants. Pursuant to the terms of the Valley ICP, the ICP Committee has the authority to select the employees of Valley who are eligible to participate in the Valley ICP, determine the allocation of any award made pursuant to the Valley ICP, and determine the timing of participation by any employee and the timing and conditions upon which amounts become payable under the Valley ICP.

  Participation in the Valley ICP is limited to officers and employees of Valley and its subsidiaries who, in the opinion of the ICP Committee, comprise senior management. Pursuant to resolutions of the ICP Committee, the ICP Committee has designated Cleve T. Breedlove, who serves as Chairman of the Board and Chief Executive Officer of Valley, John A. Calkins, who serves as President and a director of Valley, Gary L. Kimberling, who serves as Vice President and Secretary of Valley, James Manatt, who serves as Vice President of Valley, and C. Michael Scott, who serves as Vice President of Valley, as the ICP Participants. Each ICP Participant is awarded an allocation percentage of the total awards to be granted under the Valley ICP (see the table set forth below).

  The Valley ICP is to be in effect until December 31, 1999. The Valley ICP sets forth certain "target values" for the Valley Common Stock for each year in which the Valley ICP is in effect. The value of each ICP Participant's account established pursuant to the Valley ICP is to be determined by multiplying each ICP Participant's allocation percentage by 0.3123, multiplied by the difference between the target value less the "Fair Market Value" (as defined in the Valley
ICP) of a share of Valley Common Stock. A portion of the ICP Participant's account is to be vested each year that the ICP Participant remains an employee of Valley or one of its subsidiaries.

  The Valley ICP further provides that in the event of a "change in ownership", Valley is to pay each ICP Participant his interest in his account by determining the Fair Market Value of the ICP Participant's account as of the date of such change in ownership. Pursuant to the terms of the Valley ICP, a "change in ownership" means and is deemed to have occurred as of, among other events, the effective date of a merger or consolidation of Valley with one or more other corporations as a result of which the holders of the outstanding voting stock of Valley immediately prior to the merger hold less than 50% of the combined voting power of the surviving or resulting corporation. Accordingly, the Merger will constitute a change in ownership under the terms of the Valley ICP, which change in ownership will be effective at the Effective Time of the Merger. In the event of a change in ownership, then the Fair Market Value is to be the weighted average sales price of the Valley Common Stock sold during the twelve months preceding the change in ownership, including the number of shares and sales price for the transaction in which the change in ownership occurs.

  In order to determine the amounts payable under the Valley ICP using the mathematical formulas contained in the Valley ICP, certain information is required to be known as of the date of the change in ownership. Although it would be possible to calculate all amounts after the Effective Time of the Merger, such approach would require a very complicated description to all shareholders in the proxy materials of the specific calculations made under the terms of the Valley ICP and the use of numerous examples (explaining several assumptions) in computing such amounts. The ICP Committee believed that this would make the proxy materials more lengthy and much more complicated, and would make it far more difficult for Valley's shareholders to understand exactly how many shares of Norwest Common Stock that they would receive upon consummation of the Merger. In contrast, by making certain assumptions, it is possible to compute the amounts to be paid under the Valley ICP, then provide to the shareholders a simple and specific conversion ratio of the shares of Valley Common Stock for Norwest Common Stock. The disadvantage to this approach is that if the price for the Norwest Common Stock falls below the assumed value before the Effective Time of the Merger, then the ICP Participants would receive slightly more Norwest Common Stock than they would if the computations were made at the Effective Time of the Merger. In contrast, if the price for the Norwest Common Stock were to rise above the assumed value before the Effective Time of the Merger, then the ICP Participants would receive slightly less Norwest Common Stock than they would if the computations were made at the Effective Time of the Merger. The ICP Committee believes that the need for simplification in disclosures to Valley's shareholders outweighed the need for precision in calculating the exact amounts that would be payable under the existing terms of the Valley ICP.

  Accordingly, in light of the proposed Merger, for purposes of computing the number of shares of Norwest Common Stock to be distributed to the ICP Participants upon consummation of the Merger, the ICP Committee adopted resolutions providing that the Fair Market Value is to be computed assuming that (i) the price of the Norwest Common Stock is $51.25 per share, which represents the closing price of such stock as of the close of business on the day of execution of the letter of intent with Norwest regarding the Merger,
(ii) the Effective Time of the Merger will occur on October 2, 1997, and (iii) the shares of Valley Common Stock held by the ESOP that are not allocated to the accounts of ESOP Participants as of the Effective Time of the Merger are not deemed to be outstanding for purposes of such calculation.

  Based on such assumptions, the aggregate number of shares of Norwest Common Stock to be issued to the ICP Participants as of the Effective Time of the Merger is 484,648 shares (the "ICP Shares"), which shares are to be divided among the ICP Participants as follows:

         NAME                               ALLOCATION PERCENTAGE   ALLOCATION
         ----                               --------------------- --------------
      Cleve T. Breedlove...................         38.63%        187,220 shares
      John A. Calkins......................         22.73%        110,162 shares
      Gary L. Kimberling...................         12.88%         62,422 shares
      James Manatt.........................         12.88%         62,422 shares
      C. Michael Scott.....................         12.88%         62,422 shares

  Pursuant to the resolutions adopted by the ICP Committee, at the Effective Time of the Merger, the Valley ICP shall terminate and the ICP Participants shall have no right to receive cash, shares of stock or other consideration pursuant to the Valley ICP, other than the ICP Shares, in satisfaction of their rights under the Valley ICP. In addition, pursuant to certain consents executed by each of the ICP Participants, each of the ICP Participants have agreed that in the event the Merger is consummated, he consents to the distribution of the ICP Shares in full and complete satisfaction of all rights and benefits that such ICP Participant may have under the Valley ICP.

  Approval of ICP Payments. Section 280G of the Code will disallow the deduction for any portion of the ICP Payments characterized as an "excess parachute payment." Also, Section 4999 of the Code will impose a 20% nondeductible excise tax on the ICP Participants for any portion of the ICP Payments characterized as an "excess parachute payment." To be "parachute payments," the ICP Payments must (i) be in the nature of compensation to the recipients, (ii) be contingent on a change in ownership of Valley, and (iii) have an aggregate present value that equals or exceeds three times the average annual compensation paid to the recipients by Valley over the preceding five years.

  The ICP Payments will be treated as "excess parachute payments" in an amount equal to the excess of any parachute payment over the portion of the "base amount" allocated to such payment. An individual's base amount generally is the average annual compensation received by such individual and included in gross income during the last five years.

  The ICP Payments appear to be in the nature of compensation to the ICP Participants. A change in ownership of Valley will occur as a result of the Merger, and the aggregate value of each of the ICP Payments will exceed three times the average annual compensation paid to each of the ICP Participants over the preceding five year period. Accordingly, unless exempted in the manner described below, the ICP Payments may be parachute payments, a portion of which may be treated as excess parachute payments.

  The adverse federal income tax consequences to Valley and to the recipients may be avoided if such payments are approved by the vote of disinterested shareholders owning in excess of 75% of the voting power of all outstanding shares of Valley immediately preceding the Effective Time of the Merger after adequate disclosure to all such shareholders of all material facts concerning the payments. The disclosure set forth in this Proxy Statement-Prospectus is intended as adequate disclosure to all shareholders of all material facts concerning the ICP Payments.

  Approval of the ICP Payments will require the affirmative vote, of the holders of at least 75% of the voting power of all outstanding shares of Valley immediately prior to the Merger held by disinterested shareholders. Under the applicable provisions of the Code, because the Valley Preferred Stock is to be converted into Valley Common Stock immediately prior to the Merger at a conversion ratio of 1.5235 shares of Valley Common Stock for each share of Valley Preferred Stock, the disinterested holders of Valley Preferred Stock are entitled to 1.5235 votes per share of Valley Preferred Stock, even though such holders do not otherwise have the right under Texas law or the terms of the Valley Preferred Stock to vote on the ICP Payments. In addition, the disinterested holders of Valley Common Stock are entitled to one vote per share. The ICP Participants and the spouses, parents, children and grandchildren of the ICP Participants, are disqualified from voting on the ICP Payments, and shares of Valley Common Stock and Valley Preferred Stock beneficially owned by such persons will not be treated as outstanding for purposes of computing the necessary vote to approve the ICP Payments. As such persons collectively own 107,996 shares, the affirmative vote of at least 75% of the remaining 677,327 shares, or at least 507,996 shares, is required for approval of the ICP Payments.

  For purposes of the shareholder vote discussed above, any shareholder of Valley who is not an individual may exercise its vote through any person authorized by the entity to vote such shares. However, if a substantial portion of the assets of the entity consists of stock of Valley, approval of the ICP Payments must be made by the persons who hold, immediately before consummation of the Merger, in excess of 75% of the voting power of the entity. Accordingly, if a shareholder is not an individual, then such entity will be required to represent to Valley, by execution of the proxy card, either that (i) the entity owns (directly or indirectly) one percent or less of the outstanding stock of Valley (by value), or (ii) the total value of the stock of Valley owned (directly or indirectly) by the entity is less than one-third (by value) of the assets of the entity, or (iii) the entity's stock of Valley is one-third or more of its assets, but (a) the ICP Payments have been approved by a separate vote of the persons who hold, as of the Record Date, more than 75% of the voting power of the entity, and (b) the entity's stock and the stock of any member of an affiliated group of which the entity is a member is not readily tradable on an established securities market or otherwise.

  Because the ESOP owned 177,783 shares of Valley Common Stock as the Record Date, representing, 26.25% of the voting power of all shares of Valley anticipated to be outstanding immediately prior to the Merger and not held by disinterested shareholders, the affirmative vote of the ESOP is required for the approval of the ICP Payments. With respect to the ESOP, the ESOP is not an individual and a substantial portion of its assets consist of the Valley Common Stock. Accordingly, consistent with the requirements set forth above, the approval of the ICP Payments by the ESOP will require the approval of a vote of at least 75% of the disinterested Trustees. As the ESOP currently has three Trustees, all of whom are disinterested, the approval of the ICP Payments by the ESOP will require the unanimous approval of all of the Trustees.

  Finally, even without the shareholder vote referenced above, any portion of a parachute payment will be reduced to the extent, if any, that Valley can show by clear and convincing evidence that some or all of such payment is "reasonable compensation" for services to be rendered to Valley after the Merger. Any portion of an excess parachute payment will be reduced to the extent, if any, that Valley can show by clear and convincing evidence that some or all of such payment is "reasonable compensation" for services rendered to Valley prior to the Merger.

  The approval of the ICP Payments is a condition precedent to consummation of the Merger and the payment of the ICP Payments. If the shareholders of Valley do not approve this proposal, either Norwest or Valley may elect not to consummate the Merger.

  THE ICP COMMITTEE UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO PAY THE ICP PAYMENTS TO THE ICP PARTICIPANTS.

   COMPARISON OF RIGHTS OF HOLDERS OF VALLEYCAPITAL STOCK AND NORWEST COMMON
                                     STOCK

  Valley is a bank holding company incorporated under the laws of the state of Texas. The rights of Valley's shareholders are governed by the TBCA, the Valley Articles and the Valley Bylaws. Norwest is incorporated under the laws of the state of Delaware. The rights of Norwest's stockholders are governed by the DGCL, the Norwest Certificate and the Norwest Bylaws. Upon completion of the Merger, Valley's shareholders will become stockholders of Norwest. As a result, their rights will be governed by the DGCL, the Norwest Certificate and the Norwest Bylaws.

  The following is a summary of certain differences between the TBCA and the DGCL, as well as differences between the Valley Articles and Valley Bylaws and the Norwest Certificate and Norwest Bylaws. You can find additional information concerning the rights of Norwest's stockholders in the Norwest Certificate and Norwest Bylaws themselves and Norwest's current report on Form
8-K filed with the SEC on October   , 1997 (the "Current Report"). Norwest's
Current Report contains detailed information about Norwest Common Stock and the preferred stock purchase rights that accompany shares of Norwest Common Stock. It also provides information regarding the rights of the holders of Norwest's preferred stock and preference stock, many of which directly affect the rights of the holders of Norwest Common Stock. The information set forth below concerning the outstanding shares of Norwest capital stock supersedes the comparable information contained in the Current Report.

  The Norwest Certificate and the Norwest Bylaws, as well as the Current Report, are incorporated into this Proxy Statement-Prospectus by reference. See "WHAT INCORPORATED BY REFERENCE MEANS" and "WHERE YOU CAN FIND MORE INFORMATION."

CAPITAL STOCK

  Norwest. The Norwest Certificate currently authorizes the issuance of 1,000,000,000 shares of Norwest Common Stock, 5,000,000 shares of preferred stock, without par value, and 4,000,000 shares of preference stock, without par value. At June 30, 1997, there were 748,537,568 shares of Norwest Common Stock outstanding, 1,046,234 shares of Norwest preferred stock outstanding, and no shares of Norwest preference stock outstanding. The number of shares of Norwest Common Stock outstanding at June 30, 1997 has been adjusted to reflect a two-for-one Norwest Common Stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997.

  Valley. The Articles of Incorporation of Valley, as amended, authorize the issuance of 2,000,000 shares of Valley Common Stock, of which 745,010 shares are issued and outstanding as of the date of this Proxy Statement-Prospectus. Valley is also authorized to issue up to 200,000 shares of Valley Preferred Stock, of which 10,000 shares have been designated Series A Preferred, 20,126 shares have been designated as Series B Preferred, 10,000 shares have been designated as Series C Preferred, and 50,000 shares have been designated Series D Preferred. As of the date of this Proxy Statement-Prospectus, no shares of the Series A Preferred are outstanding, no shares of the Series B Preferred are outstanding, 5,650 shares of the Series C Preferred have been issued and are outstanding, and 20,811 shares of the Series D Preferred have been issued and are outstanding.

  The Series C Certificate of Designation and the Series D Certificate of Designation set forth the voting powers, preference, conversion rights, qualifications, limitations, and restrictions applicable to each such series, respectively. The following is a description of certain rights of the holders of the Series C Preferred and the Series D Preferred, which will not apply to the Norwest Common Stock issued in the Merger.

DESCRIPTION OF SERIES C PREFERRED

  Dividend Rights. The holders of the Series C Preferred are entitled to cumulative dividends in the amount of $8.50 per share, per year, payable in quarterly installments, if and when declared by the Valley Board out of funds legally available for the declaration of dividends. Any deficiency in dividends accrued by unpaid with respect to the Series C Preferred must first be fully paid or set apart for payment, without interest, before any distribution, whether by way of dividends or otherwise, may be declared, or paid upon, or set apart for the Valley Common Stock or any class of stock ranking junior to the Series C Preferred. Dividends not declared and paid for any period accumulate and become payable in subsequent periods or at the time of a future redemption of the Series C Preferred.

  Conversion Rights. The Series C Preferred is convertible at the option of the holder at any time after December 31, 1997, at the following conversion ratios:

                                                      NUMBER OF COMMON SHARES
     AFTER DECEMBER 31        CONVERSION BASIS         PER SHARE OF PREFERRED
     -----------------        ----------------        -----------------------
           1997           150% of Book Value as of   $100.00 divided by 150% of
                          December 31, 1997          Book Value
           1998           140% of Book Value as of   $100.00 divided by 140% of
                          December 31, 1998          Book Value
           1999           130% of Book Value as of   $100.00 divided by 130% of
                          December 31 of the         Book Value
                          preceding year

Where "Book Value" is defined as the sum of the stated value of the common stock account on the books of Valley plus retained earnings of Valley (or minus accumulated deficit) plus any other common stock surplus accounts on the books of Valley divided by the number of shares of Valley Common Stock outstanding at the appropriate year end. Book Value figures are to be derived from the audited balance sheet of Valley as of December 31 of the appropriate year. The conversion ratios are subject to adjustment for any subdivision, combination, stock distribution or stock dividend that may occur.

  Liquidation Rights. The Series C Preferred is senior to the Valley Common Stock and thus the rights of the Valley Common Stock shareholders to dividends and assets on liquidation would be subject to the rights of the holders of the Series C Preferred. The Series C Preferred, and the Series D Preferred rank equally in the event of liquidation of Valley. Upon liquidation of Valley, the holders of the Series C Preferred are entitled to receive, after payment of the full liquidation preference on shares of any class or series of preferred stock ranking superior to the Series C Preferred (if any such shares are then outstanding), the amount of $100.00 per share, plus any accrued and unpaid dividends.

  Redemption. Valley, at the option of the Valley Board and subject to any necessary prior approval of the Federal Reserve, may at any time redeem the outstanding shares of the Series C Preferred, by paying in cash the sum of $100.00 per share, plus all accrued and unpaid dividends thereon. Valley is required to give at least 30 but not more than 90 days prior notice to the holders of the Series C Preferred of any such redemption. Should only a part of the outstanding shares of Series C Preferred be redeemed, such redemption shall be effected by lot, or pro rata, as prescribed by the Valley Board. Shares of Series C Preferred redeemed by Valley will be restored to the status of authorized but unissued shares. In the event the Merger is not consummated, it is anticipated that the Series C Preferred will be redeemed by Valley prior to December 31, 1997.

  Voting Rights. The holders of Valley Series C Preferred are not entitled to vote for the election of directors or for any matters put to a vote of Valley's shareholders, except as required by law under the TBCA. Pursuant to the terms of the TBCA, the holders of the Series C Preferred are entitled to vote upon a proposed amendment to the Valley Articles, if, among other matters, the amendment changes the shares into a different number of shares of another class, such as the Series C Amendment. In addition, the holders of the Series C Preferred are entitled to vote on the Merger.

  Change in Control. In case of any Reorganization Event, the holders of the Series C Preferred may be entitled to receive the number of shares or other securities or property of Valley, or of the association or corporation whose securities are offered to the shareholders of Valley as a result of such Reorganization Event, or the association or corporation to whom the assets were conveyed as a result of such Reorganization Event, to which a holder of the number of shares of Series C Preferred held by such shareholder would have been entitled upon such Reorganization Event had the shares of Series C Preferred been converted into Valley Common Stock, and the shares of Valley Common Stock receivable therefor had been issued and outstanding and such holder been the holder of record of such shares of Valley Common Stock at the record or effective date thereof, and lawful provision therefor is to be made as a part of any such Reorganization Event. In order to fulfill the requirement that lawful provision be made for the conversion of the Series C Preferred, the holders of the Series C Preferred are being asked to approve the Series C Amendment at the Meeting. See "SERIES C AMENDMENT."

DESCRIPTION OF SERIES D PREFERRED

  Dividend Rights. The holders of the Series D Preferred are entitled to cumulative dividends in the amount of $8.00 per share, per year, payable in quarterly installments, if and when declared by the Valley Board out of funds legally available for the declaration of dividends. Any deficiency in dividends accrued by unpaid with respect to the Series D Preferred must first be fully paid or set apart for payment, without interest, before any distribution, whether by way of dividends or otherwise, may be declared, or paid upon, or set apart for the Valley Common Stock or any class of stock ranking junior to the Series D Preferred. Dividends not declared and paid for any period accumulate and become payable in subsequent periods or at the time of a future redemption of the Series D Preferred.

  Conversion Rights. The Series D Preferred is convertible at the option of the holder at any time after December 31, 1999, at the following conversion ratios:

                                                      NUMBER OF COMMON SHARES
     AFTER DECEMBER 31        CONVERSION BASIS         PER SHARE OF PREFERRED
     -----------------        ----------------        -----------------------
           1999           150% of Book Value as of   $100.00 divided by 150% of
                          December 31, 1999          Book Value
           2000           140% of Book Value as of   $100.00 divided by 140% of
                          December 31, 2000          Book Value
           2001           130% of Book Value as of   $100.00 divided by 130% of
                          December 31 of the         Book Value
                          preceding year

Where "Book Value" is defined as the sum of the stated value of the common stock account on the books of Valley plus retained earnings of Valley (or minus accumulated deficit) plus any other common stock surplus accounts on the books of Valley divided by the number of shares of Valley Common Stock outstanding at the appropriate year end. Book Value figures are to be derived from the audited balance sheet of Valley as of December 31 of the appropriate year. The conversion ratios are subject to adjustment for any subdivision, combination, stock distribution or stock dividend that may occur.

  Liquidation Rights. The Series D Preferred is senior to the Valley Common Stock and thus the rights of the Valley Common Stock shareholders to dividends and assets on liquidation would be subject to the rights of the holders of the Series D Preferred. The Series D Preferred, and the Series C Preferred rank equally in the event of liquidation of Valley. Upon liquidation of Valley, the holders of the Series D Preferred are entitled to receive, after payment of the full liquidation preference on shares of any class or series of preferred stock ranking superior to the Series D Preferred (if any such shares are then outstanding), the amount of $100.00 per share, plus any accrued and unpaid dividends.

  Redemption. Valley, at the option of the Valley Board and subject to any necessary prior approval of the Federal Reserve, may at any time redeem the outstanding shares of the Series D Preferred, by paying in cash the sum of $100.00 per share, plus all accrued and unpaid dividends thereon. Valley is required to give at least 30 but not more than 90 days prior notice to the holders of the Series D Preferred of any such redemption. Should only a part of the outstanding shares of Series D Preferred be redeemed, such redemption shall be effected by lot, or pro rata, as prescribed by the Valley Board. Shares of Series C Preferred redeemed by Valley will be restored to the status of authorized but unissued shares.

  Voting Rights. The holders of Valley Series D Preferred are not entitled to vote for the election of directors or for any matters put to a vote of Valley's shareholders, except as required by law under the TBCA. Pursuant to the terms of the TBCA, the holders of the Series D Preferred are entitled to vote upon a proposed amendment to the Valley Articles, if, among other matters, the amendment changes the shares into a different number of shares of another class, such as the Series D Amendment. In addition, the holders of the Series D Preferred are entitled to vote on the Merger.

  Change in Control. In case of any Reorganization Event, the holders of the Series D Preferred may be entitled to receive the number of shares or other securities or property of Valley, or of the association or corporation whose securities are offered to the shareholders of Valley as a result of such Reorganization Event, or the association or corporation to whom the assets were conveyed as a result of such Reorganization Event, to which a holder of the number of shares of Series D Preferred held by such shareholder would have been entitled upon such Reorganization Event had the shares of Series D Preferred been converted into Valley Common Stock, and the shares of Valley Common Stock receivable therefor had been issued and outstanding and such holder been the holder of record of such shares of Valley Common Stock at the record or effective date thereof, and lawful provision therefor is to be made as a part of any such Reorganization Event. In order to fulfill the requirement that lawful provision be made for the conversion of the Series D Preferred, the holders of the Series D Preferred are being asked to approve the Series D Amendment at the Meeting. See "SERIES D AMENDMENT."

RIGHTS PLAN

  Norwest. Each share of Norwest Common Stock (including shares that will be issued in the Merger) has attached to it one preferred share purchase right. Once exercisable, each right allows the holder to purchase a fractional share of Norwest's Series A Junior Participating Preferred Stock. A right, by itself, does not confer on its holder any rights of a Norwest stockholder, including the right to vote or receive dividends, until the right is exercised. The rights trade automatically with shares of Norwest Common Stock. The rights are designed to protect the interests of Norwest and its stockholders against coercive takeover tactics. The rights are intended to encourage potential acquirors to negotiate on behalf of all stockholders the terms of any proposed takeover. Although not their purpose, the rights may deter takeover proposals.

  Valley. Holders of Valley Common Stock or Valley Preferred Stock do not have any purchase rights similar to holders of Norwest Common Stock.

DIRECTORS

  Norwest. The Norwest Bylaws provide for a board of directors consisting of not less than 10 nor more than 23 persons, each serving a term of one year or until his or her earlier death, resignation or removal. The number of directors of Norwest is currently fixed at 15. Directors of Norwest may be removed with or without cause by the affirmative vote of the holders of a majority of the shares of Norwest capital stock entitled to vote thereon. Vacancies on the Norwest Board may be filled by a majority vote of the remaining directors or, in the event a vacancy is not so filled or if no director remains, by the stockholders. Directors of Norwest are elected by plurality of the votes of shares of Norwest capital stock entitled to vote thereon present in person or by proxy at the meeting at which directors are elected. The Norwest Certificate does not currently permit cumulative voting in the election of directors.

  Valley. The Valley Bylaws provide for eight directors. The directors serve for a one year term or until his or her earlier death, resignation or removal. The directors are elected by holders of a majority of the shares present at a meeting at which a quorum is present. The directors can be removed, without cause, by the same vote of Valley's shareholders. The Valley Articles do not currently permit cumulative voting in the election of directors.

AMENDMENT OF CHARTER DOCUMENT AND BYLAWS

  Norwest. The Norwest Certificate may be amended only if the proposed amendment is approved by the Norwest Board and thereafter approved by a majority of the outstanding stock entitled to vote thereon and by a majority of the outstanding stock of each class entitled to vote thereon as a class. The Norwest Bylaws may be amended by a majority of the Norwest Board or by a majority of the outstanding stock entitled to vote thereon. Shares of Norwest preferred stock and Norwest preference stock currently authorized in the Norwest Certificate may be issued by the Norwest Board without amending the Norwest Certificate or otherwise obtaining the approval of Norwest's stockholders.

  Valley. Under the TCBA, certain amendments to the Valley Articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon, unless any class or series of shares is entitled to vote thereon as a class, in which event the proposed amendment shall be adopted upon receiving the affirmative vote of the holders of at least two-thirds of the shares within each class or series entitled to vote thereon as a class and of at least two-thirds of the total outstanding shares entitled to vote thereon. The Valley Bylaws may be amended by a majority of the Valley Board and also by the holders of a majority of Valley Common Stock at a meeting at which a quorum is present.

APPROVAL OF MERGERS AND ASSET SALES

  Norwest. Except as described below, the affirmative vote of a majority of the outstanding shares of Norwest Common Stock entitled to vote thereon is required to approve a merger or consolidation involving Norwest or the sale, lease or exchange of all or substantially all of Norwest's corporate assets. No vote of the stockholders is required, however, in connection with a merger in which Norwest is the surviving corporation and (a) the agreement of merger for the merger does not amend in any respect the Norwest Certificate, (b) each share of capital stock outstanding immediately before the merger is to be an identical outstanding or treasury share of Norwest after the merger and (c) the number of shares of capital stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of Norwest's capital stock outstanding immediately before the merger.

  Valley. The TBCA requires certain mergers to be approved by holders of at least two-thirds of the outstanding shares entitled to vote thereon (if there is a class of stock that is entitled to vote as a class, then the merger must be approved by the holders of two-thirds of the outstanding shares of each class of stock entitled to vote thereon). The TBCA similarly requires that a sale of all or substantially all of the assets of Valley not made in the ordinary course of business be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote thereon. With respect to the approval of a merger or asset sale, however, the articles of incorporation may require a vote of a different number, not less than a majority, of the shares outstanding. The Valley Articles do not provide for a different number of shares for approval of a merger or asset sale.

APPRAISAL RIGHTS

  Norwest. Section 262 of the DGCL provides for stockholder appraisal rights in connection with mergers and consolidations generally; however, appraisal rights are not available to holders of any class or series of stock that, at the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting to act upon the agreement of merger or consolidation, were either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (b) held of record by more than 2,000 stockholders, so long as stockholders receive shares of the surviving corporation or another corporation whose shares are so listed or designated or held by more than 2,000 stockholders. Norwest Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange and is currently held by more than 2,000 stockholders. As a result, assuming that the other conditions described above are satisfied, holders of Norwest Common Stock will not have appraisal rights in connection with mergers and consolidations involving Norwest.

  Valley. Shareholders of Texas corporations are entitled to exercise certain dissenters' appraisal rights in the event of a sale, lease, exchange, or other disposition of all, or substantially all, of the property and assets of the corporation not made in the ordinary course of business, and with the exception discussed below, a merger or consolidation. Under Article 5.11B of the TBCA, however, shareholders do not have dissenters' rights if, in connection with a merger, the stock of the corporation held by the shareholders is either listed on a national securities exchange or is held of record by not less than 2,000 shareholders and, pursuant to the plan of merger, such shareholder is not required to accept for his or her shares any consideration other than (a) shares of stock of a corporation which, immediately after the effective date of the merger, (i) are listed on a national securities exchange, or (ii) are held of record by not less than 2,000 shareholders, and (b) cash in lieu of fractional shares otherwise entitled to be received. Shareholders of Valley will receive merger consideration that satisfies the provisions of TBCA Article 5.11B described in subparagraphs (a) and (b) above; however, because the Valley Common Stock and the Valley Preferred Stock are not listed on a national securities exchange and are held of record by fewer than 2,000 holders, dissenters' appraisal rights will be available to Valley's shareholders. See "THE MERGER--Appraisal Rights."

SPECIAL MEETINGS

  Norwest. Under the DGCL, special meetings of stockholders may be called by the board of directors or by such persons as may be authorized in the certificate of incorporation or bylaws. The Norwest Bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a vice chairman, the president or a majority of the Norwest Board. Holders of Norwest Common Stock do not have the ability to call a special meeting of stockholders.

  Valley. Under the TBCA, a special meeting of shareholders of a Texas corporation may be called by either (a) the president, the board of directors, or such other person or persons as authorized by the articles of incorporation or the bylaws, or (b) the holders of shares entitled to cast not less than 10% of all shares entitled to vote at the meeting, unless a different percentage, not to exceed 50%, is provided for in the articles of incorporation. The Valley Bylaws provide that a special meeting may be called only by the Chairman of the Board and must be called by the Chairman or the Secretary at the written request of a majority of the Valley Board or at the written request of shareholders owning not less than 10% of all the shares entitled to vote at meetings. The Valley Articles do not contain provisions with respect to special meetings called by shareholders.

DIRECTOR DUTIES

  Norwest. The DGCL does not specifically enumerate directors' duties. In addition, the DGCL does not contain any provision specifying what factors a director must and may consider in determining a corporation's best interests. However, judicial decisions in Delaware have established that directors, in performing their duties, are bound to use that amount of care which ordinarily prudent men would use in similar circumstances.

  Valley. The TBCA does not specifically enumerate the so-called "fiduciary duties" of a director. Judicial decisions have established that directors must carry out their duties as a director with due care and loyalty. Due care is described in certain cases as ordinary care and others as a lack of gross negligence and intentional misconduct. Directors also have a duty of fairness to minority shareholders.

ACTION WITHOUT A MEETING

  Norwest. As permitted by Section 228 of the DGCL and the Norwest Certificate, any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders.

  Valley. Under the TBCA, shareholders may act without a meeting if a consent in writing to such action is signed by all shareholders. However, the TBCA also allows the articles of incorporation to provide that any action required or permitted to be taken at a shareholder's meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the shareholders. The Valley Articles do not provide for shareholder action without a meeting by less than unanimous consent of its shareholders.

LIMITATION OF DIRECTOR LIABILITY

  Norwest. The Norwest Certificate provides that a director (including an officer who is also a director) of Norwest shall not be liable personally to Norwest or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of (a) any breach of the director's duty of loyalty to Norwest or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL or (d) any transaction from which the director derived an improper personal benefit. This provision protects Norwest's directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his duty of care.

  Valley. The Texas Miscellaneous Corporations Laws Act permits a corporation's articles of incorporation to set limits on the extent of a director's liability except liability for monetary damages cannot be eliminated for (a) a breach of duty of loyalty to the corporation or its shareholders, (b) a failure to act in good faith that constitutes a breach of duty to the corporation or where a director engages in intentional misconduct or knowingly violates the law, (c) a transaction from which the director obtains an improper benefit, and (d) an act or omission for which liability is expressly provided for by statute. The Valley Articles contain provisions limiting a director's liability consistent with this act.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Norwest. The Norwest Certificate provides that Norwest must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to, or is involved in, any action, suit, or proceeding because he or she is or was a director or officer of Norwest (or was serving at the request of Norwest as a director, trustee, officer, employee, or agent of another entity) while serving in such capacity against all expenses, liabilities, or loss incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by the Norwest Board. The Norwest Certificate also provides that Norwest must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified. The Norwest Certificate authorizes Norwest to provide similar indemnification to employees or agents of Norwest.

  Pursuant to the Norwest Certificate, Norwest may maintain insurance, at its expense, to protect itself and any directors, officers, employees or agents of Norwest or another entity against any expense, liability or loss, regardless of whether Norwest has the power or obligation to indemnify that person against such expense, liability or loss under the DGCL.

  The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of the Norwest Certificate or Norwest Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

  Valley. The TBCA provides that a corporation may indemnify an individual if the individual (a) acted in good faith, (b) in a manner he reasonably believed, in the case of conduct in his official capacity, was in the corporation's best interests and, in all other cases, that his conduct was at least not opposed to the corporation's interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. The Valley Articles generally provide that directors and officers shall be indemnified against any costs, expenses and liabilities actually and necessarily incurred by the director or officer in connection with the defense of any action, suit or proceeding in which the officer or director is named as a defendant by reason of having been an officer or director of Valley or the Bank except that the right of indemnification does not apply if the director or officer was finally adjudged to be liable for negligence or misconduct.

DIVIDENDS

  Norwest and Valley are each subject to Federal Reserve Board policies regarding payment of dividends, which generally limited dividends to operating earnings and to limitations on dividends under the provisions of the DGCL and the TCBA, respectively, as discussed below.

  Norwest. Delaware corporations may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. Section 170 of the DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Norwest is also subject to Federal Reserve Board policies regarding payment of dividends, which generally limit dividends to operating earnings. See "CERTAIN REGULATORY CONSIDERATIONS PERTAINING TO NORWEST."

  Under the TCBA, a Texas corporation may make distributions if the distribution does not exceed the corporation's surplus and the corporation would not become insolvent after giving effect to the distribution. Holders of Valley Common Stock are entitled to receive dividends ratably when, as and if declared by the Valley Board from assets legally available therefor, after payment of all dividends on the Valley Preferred Stock.

CORPORATE GOVERNANCE PROCEDURES, NOMINATION OF DIRECTORS

  Norwest. The Norwest Bylaws contain detailed advance notice and informational procedures which must be complied with in order for a stockholder to nominate a person to serve as a director. The Norwest Bylaws generally require a stockholder to give notice of a proposed nominee in advance of the stockholders' meeting at which directors will be elected. In addition, the Norwest Bylaws contain detailed advance notice and informational procedures which must be followed in order for a Norwest stockholder to propose an item of business for consideration at a meeting of Norwest stockholders.

  Valley. The Valley Bylaws do not contain any specific provisions regarding nomination of directors or shareholder proposals for items of business at a shareholders' meeting. The Valley Bylaws provide that special meetings of shareholders may be called by the president, the board of directors or holders of 10% of the outstanding Valley Common Stock.

                            INFORMATION ABOUT VALLEY

GENERAL

  Valley is a Texas corporation and registered bank holding company that owns all of the stock of Valley Delaware, a Delaware corporation and registered bank holding company. Valley Delaware owns all of the stock of the Bank, a Texas banking association that operates out of its main banking office in Harlingen, Texas, and 16 branches located throughout the Rio Grande Valley.

  Valley was incorporated as a Texas corporation in 1981, under the name "Fresnos Bancshares, Inc.," for the purpose of acquiring all of the outstanding shares of Los Fresnos State Bank, Los Fresnos, Texas. The acquisition of Los Fresnos State Bank was approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve") in May 1982, and Valley became a registered bank holding company in December 1982.

  Valley subsequently acquired Sunrise Bank, Brownsville, Texas in 1984. Valley chartered FirstBank of Port Isabel, N.A., Port Isabel, Texas as a de novo bank, which began its operations in 1985. In June 1987, Valley changed its name to "FirstBank Group, Inc." and renamed all of its subsidiary banks as "FirstBank." In November 1987, Valley acquired Valley National Bank, Harlingen, Texas, and such bank was merged with and into FirstBank, Los Fresnos. In 1988, Valley merged all of its subsidiary banks into FirstBank, Los Fresnos, Texas. Valley subsequently acquired Merchants Marine Bank, Port Isabel, Texas, and Island Bank, South Padre Island, Texas in 1989. As a result of such acquisitions and mergers, FirstBank operated out of its main office in Los Fresnos and maintained branch bank locations in Brownsville, Harlingen, Olmito, Port Isabel, Rio Hondo and South Padre Island.

  In June 1995, Valley merged with Raymondville State Bancshares, Inc. ("Raymondville") and FirstBank merged with and into Raymondville's subsidiary bank, First Valley Bank, Raymondville, Texas (the "Raymondville Merger"), thereby adding branches in Donna, McAllen, Pharr, and Raymondville, Texas. In connection with the Raymondville Merger, Valley changed its name to "First Valley Bank Group, Inc."

  In April 1996, Valley completed its acquisition of all of the stock of Pharr Financial Corporation ("Pharr Financial"), and its subsidiary bank, Security State Bank, Pharr, Texas, and in May 1996, Security State Bank was merged with and into the Bank. In March 1996, the Bank completed the acquisition of certain assets (primarily real estate, but no loans) and assumed liabilities (primarily deposits) of the Weslaco, Texas branch of Mercedes National Bank, Mercedes, Texas.

  As of June 30, 1997, Valley had, on a consolidated basis, total assets of $446 million, total deposits of $402 million and total shareholders' equity of $31 million. Valley does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Valley Delaware and the Bank, it owns no significant assets other than the stock of Delaware and indirectly, the stock of the Bank, and it derives all of its revenues from the Bank. Because Valley does not engage in any business other than conducting operations as a bank holding company, Valley's ability to pay its operating expenses, to satisfy its debt obligations and to pay dividends to its shareholders is and will be directly and wholly attributable to and dependent upon the profitability of the Bank and the receipt by Valley of dividends therefrom.

  Valley maintains its principal offices at 203 North Arroyo Boulevard, Los Fresnos, Texas 78566, and its telephone number is (210) 233-4440.

THE BANK

  The Bank is a Texas banking association with its main office in Harlingen, Texas. The Bank was chartered by the Texas Department of Banking in 1907 as "Raymondville State Bank", and is the oldest banking institution in the Rio Grande Valley. In 1990, the Bank acquired certain assets and assumed certain liabilities associated with Metropolitan National Bank, McAllen, Texas. In 1991, the Bank changed its name to "First Valley Bank". The Bank subsequently established de novo branches in McAllen and Pharr, Texas. In June 1995, the Bank merged with FirstBank pursuant to the Raymondville Merger and thereby became a wholly-owned indirect subsidiary of Valley. The Bank is the sole banking subsidiary of Valley. The Bank currently operates through its main office and 16 branches throughout the Rio Grande Valley.

  The Bank conducts a general commercial and consumer banking business, which includes the acceptance of deposits from consumers and the origination of commercial real estate, installment and other loans. Deposit services include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing accounts, savings accounts and money market accounts. Loans consist of commercial loans directed to small and middle market businesses, loans to individuals, loans to ranchers and farmers and commercial real estate loans, residential mortgages and construction loans.

  The Bank's operating policy is to maintain a full complement of services to the commercial and agricultural customer as well as consumers. The Bank's management strives for operating efficiency and profitability and views banking services and the quality with which they are provided to be a key in competing effectively in the financial services industry.

COMPETITION

  The Bank encounters strong competition both in making loans and attracting deposits. The state of Texas permits statewide branch banking and statewide savings and loan branching. Moreover, the Bank competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and certain other nonfinancial institutions. The continued liberalization of the banking and securities industries may also increase competitive pressures on the Bank.

  Management believes the Bank is well positioned to compete successfully in their primary market area, although no assurances can be given in this regard. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. Management believes, however, that the Bank's long-term presence, local expertise and ongoing commitment to the community, as well as its commitment to quality and personalized banking services, are factors that contribute to the Bank's competitiveness.

REGULATION AND SUPERVISION

  Banking is a complex, highly regulated industry. The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of monetary policy.

  Regulation of Valley. As bank holding companies under the Bank Holding Company Act, Valley and Valley Delaware are registered with and subject to regulation by the Federal Reserve Board. Valley and Valley Delaware are required to file annual and other reports with, and furnish information to, the Federal Reserve, which may make inspections of Valley and Valley Delaware.

  The Bank Holding Company Act provides that a bank holding company must obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the voting stock or substantially all the assets of any bank or bank holding company. In addition, the Bank Holding Company Act restricts the extension of credit to any bank holding company by its subsidiary bank. The Bank Holding Company Act also provides that, with certain exceptions, a bank holding company may not (i) engage in any activities other than those of banking or managing or controlling banks and other authorized subsidiaries or
(ii) own or control more than 5% of the voting shares of any company that is not a bank. The Federal Reserve Board has deemed certain limited activities to be closely related to banking and therefore permissible for a bank holding company to engage. Neither Valley or Valley Delaware have any intention of engaging in any such activities at this time.

  The Federal Reserve Board has cease-and-desist powers over parent holding companies and nonbanking subsidiaries where their actions would constitute a serious threat to the safety, soundness or stability of a subsidiary bank. Federal regulatory agencies also have authority to regulate debt obligations (other than commercial paper) issued by bank holding companies. This authority includes the power to impose interest ceilings and reserve requirements on such debt obligations. A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

  Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, Valley is required to maintain minimum Tier 1 and total capital to risk-adjusted assets ratios of 4% and 8%, respectively, and a minimum "leverage ratio" of 3%. At December 31, 1996 and 1995, Valley's Tier 1 and total capital to risk-weighted assets ratios and its leverage ratio were as follows.

                                               DECEMBER 31,
                                               -------------
                                                1996   1995
                                               ------ ------
           Tier 1 to risk-weighted assets.....   9.3%  10.8%
           Total capital to risk-weighted
            assets............................  10.5%  12.4%
           Leverage Ratio.....................   5.7%   6.5%

For a general discussion of the Federal Reserve Board's risk-based capital guidelines and the criteria applied to calculate the ratios, see "CERTAIN REGULATORY CONSIDERATIONS PERTAINING TO NORWEST--Regulatory Capital Standards and Related Matters."

  Regulation of the Bank. The Bank is subject to various requirements and restrictions under the laws of the United States and the State of Texas, and to regulation, supervision and regular examination by the FDIC and the Texas Department of Banking. The Bank is subject to the power of the FDIC to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain adequate capital and reserves against deposits, restrictions on the nature and amount of loans may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

  The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. The Bank's deposits are insured by the Bank Insurance Fund of the FDIC. Under applicable law, the FDIC is authorized to assess insurance premiums on a bank's deposits at a variable rate depending on the probability that the deposit insurance fund will incur a loss with respect to the bank. (Under prior law, the deposit insurance assessment was a flat rate, regardless of the likelihood of loss.) In this regard, the FDIC determines the deposit insurance assessment rates on the basis of the bank's capital classification and supervisory evaluations. Each of these categories have three subcategories, resulting in nine assessment risk classifications. The three subcategories with respect to capital are "well capitalized," "adequately capitalized" and "less than adequately capitalized." The three subcategories with respect to supervisory concerns are "healthy," "supervisory concern" and "substantial supervisory concern." A bank is deemed "healthy" if it is financially sound with only a few minor weaknesses. A bank is deemed subject to "supervisory concern" if it has weaknesses that, if not corrected, could result in significant deterioration of the bank and increased risk to the Bank Insurance Fund. A bank is deemed subject to "substantial supervisory concern" if it poses a substantial probability of loss to the Bank Insurance Fund.

  On November 14, 1995 the FDIC approved assessment rates applicable to BIF-insured institutions to a range of zero to 27 basis points from the previous range of 4 to 31 points. Deposit insurance premiums for Subgroup A institutions were reduced to zero beginning with the January 1, 1996 assessment period. Banks within the Subgroup A category will be required to pay $1,000 per semiannual period as mandated by statute. The Bank was within the Subgroup A category as of December 31, 1996. For a general discussion concerning the criteria applied by the FDIC to determine an institution's insurance premium assessment rate, see "CERTAIN REGULATORY CONSIDERATIONS PERTAINING TO NORWEST-- FDIC Insurance."

  THE FOREGOING IS AN ATTEMPT TO SUMMARIZE SOME OF THE RELEVANT LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES, BUT DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF ALL APPLICABLE LAWS, RULES AND REGULATIONS GOVERNING BANKS AND BANK HOLDING COMPANIES.

EMPLOYEES

  Valley is a bank holding company and primarily conducts its operations through its indirect subsidiary, the Bank. Valley does not have any full-time employees, and all operations personnel are employed by the Bank. The Bank had approximately 280 full time equivalent employees as of June 30, 1997. None of the employees are represented by any collective bargaining agreement, and management believes its employee relations are good. Valley and its subsidiaries are equal opportunity employers and provide equal employment opportunities to individuals without regard to race, sex, age, national origin, religion, veteran status, handicap or familial status.

PROPERTIES

  The operations of Valley are conducted primarily at the offices of the Bank located at 203 North Arroyo Boulevard, Los Fresnos, Texas. The Bank currently conducts business operations at 17 locations, including three locations in Brownsville, two locations in each of Harlingen, Pharr and Port Isabel, and locations in Donna, Los Fresnos, McAllen, Olmito, Raymondville, Rio Hondo, South Padre Island and Weslaco. A description of these properties is presented below. All facilities are owned by the Bank.

     PROPERTY                  LOCATION                       DESCRIPTION
     --------                  --------                       -----------
Home Office          1901 South 77 Sunshine Strip 4,500 square foot building with a
                     Harlingen, Texas             separate drive-in bank building of
                                                  approximately 900 square feet and
                                                  drive-in canopy of approximately
                                                  2,325 square feet and an automated
                                                  teller machine.
Brownsville/Sunrise  1175 FM 802                  10,000 square foot building with
 Branch              Brownsville, Texas           attached 125 square foot drive-in
                                                  facilities and automated teller
                                                  machine.
Brownsville/Boca     3310 Boca Chica Boulevard    3,500 square foot building with
 Chica Branch        Brownsville, Texas           attached 500 square foot drive-in
                                                  facilities and one automated teller
                                                  machine.
Dixieland Branch     1206 South Dixieland Road    2,700 square foot building with
                     Harlingen, Texas             attached 500 square foot drive-in
                                                  facilities and one automated teller
                                                  machine.
Donna Branch         132 South Main Street        11,250 square foot building with 450
                     Donna, Texas                 square foot attached drive-in
                                                  facilities and automated teller
                                                  machine.
Los Fresnos Branch   203 North Arroyo Boulevard   8,750 square foot building with 110
                     Los Fresnos, Texas           square foot attached drive-in
                                                  facilities. An automated teller
                                                  machine is located approximately one
                                                  block from the branch.
McAllen Branch       120 West Nolan               8,000 square foot building with
                     McAllen, Texas               attached 4,200 square foot drive-in
                                                  facilities and drive-up automated
                                                  teller machine.
Pharr Branch         800 North Jackson            2,500 square foot building with
                     Pharr, Texas                 attached 1,800 square foot drive-in
                                                  facilities.

     PROPERTY                   LOCATION                          DESCRIPTION
     --------                   --------                          -----------
Pharr / Security    118 South Cage                    56,000 square foot building with
 State Branch       Pharr, Texas                      attached 2,000 square foot drive-in
                                                      facilities.
Port Isabel Branch  1800 W. Highway 100               6,000 square foot building with 150
                    Port Isabel, Texas                square foot attached drive-in
                                                      facilities and automated teller
                                                      machine.
Port                218 East Queen Isabella Boulevard 1,250 square foot building with
 Isabel / Downtown  Port Isabel, Texas                1,650 square foot attached drive-in
 Branch                                               facilities.
Raymondville        400 West Hidalgo                  16,000 square foot building with
 Branch             Raymondville, Texas               separate 2,000 square foot drive-in
                                                      facilities and automated teller
                                                      machine.
Rancho Viejo        FM 511 & U.S. 77/83               2,000 square foot building with
 Branch             Olmito, Texas                     attached 240 square foot drive-in
                                                      facilities.
Rio Hondo Branch    117 East Colorado                 1,460 square foot building with 100
                    Rio Hondo, Texas                  square foot attached drive-in
                                                      facilities and an automated teller
                                                      machine.
South Padre Island  550 Padre Boulevard               Single story 2,000 square foot
 Branch             South Padre Island, Texas         modular building with attached
                                                      drive-in facilities and an automated
                                                      teller machine.
Weslaco Branch      621 International                 1,056 square foot building with
                    Weslaco, Texas                    attached 240 square foot drive-in
                                                      facilities.

THE ESOP

  Valley has historically sponsored the ESOP for the benefit of the employees of the Bank. The primary purpose of the ESOP is to enable the ESOP Participants to share in the growth and prosperity of Valley through employer contributions to the ESOP and to provide the participating employees of Valley or the Bank with an opportunity to accumulate capital for their future economic security.

  Substantially all of the employees of the Bank are eligible to be ESOP Participants. Under the ESOP, employee contributions are matched by Valley to a maximum of 3% of the individual's compensation, as defined in the ESOP. Additional contributions to the ESOP are determined annually at the discretion of the Valley Board.

  The ESOP is administered by a board of Trustees, composed of individuals appointed by the Valley Board. Michael Scaief, Senior Vice President of the Bank, Donna Siddall, Assistant Cashier of the Bank, and Arnulfo Gonzalez, Executive Vice President of the Bank, currently serve as the Trustees for the ESOP. The Trustees have authority and responsibility for the management and investment of the ESOP assets. Under applicable law, the ESOP is required to invest principally in securities of Valley or any parent or subsidiary of Valley. As of the Record Date, the ESOP owned 177,783 shares, or 23.86%, of the Valley Common Stock issued and outstanding.

  Applicable law generally provides that the Trustees have the authority to vote the shares held by the ESOP, whether such shares are allocated to ESOP Participants or unallocated. With respect to such corporate matters as a corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business or similar transactions, including the Merger, however, each ESOP Participant is entitled to direct the Trustee as to the exercise of any voting rights attributable to the ESOP Participant. Any allocated shares of Valley Common Stock with respect to which voting instructions are not received from participants may not be voted by the Trustees, and all shares of Valley Common Stock that are unallocated are to be voted in the manner determined by the Trustees.

  As a shareholder of Valley, the ESOP will participate in the Merger and will receive the same consideration as the other shareholders of Valley.

INDEBTEDNESS OF VALLEY AND THE ESOP

 Notes Payable.

  Valley. Valley has incurred indebtedness in connection with acquisitions of the Bank and other financial institutions now part of the Bank and for other corporate purposes (the "Valley Loan"). The Valley Loan is represented by a note payable to Texas Independent Bank. Irving, Texas (the "Lender"), which has an aggregate principal balance of $2,702,000 as of July 30, 1997. The Valley Loan is collateralized by a pledge of all of the stock of the Bank and Valley Delaware. The Valley Loan bears an interest rate equal to the prime rate quoted daily in the Wall Street Journal, as it may change from time to time. The principal balance of the Valley Loan is payable on demand, but if no demand is made, a payment of $741,000 in principal, plus accrued interest, is due on July 20, 1998, and a final payment of all remaining principal and accrued interest is due on July 20, 1999.

  Valley expects that no demand will be made for the full repayment of the Valley Loan prior to its maturity, and that the Valley Loan would be renewed after the end of the loan term and until the Valley Loan has been amortized over a seven-year period. It is unlikely, however, that Valley will have sufficient liquid assets available to repay such loan if demand for repayment is made or if it is not renewed at the end of its term, and therefore Valley would need to obtain financing in order to repay such loan. There is no assurance that the Valley Loan will be renewed or that such alternative financing could be obtained. In the event of a default in the repayment of the Valley Loan, the Lender could accelerate the loan and make all principal and accrued interest immediately due and payable or the Lender could acquire all or part of the stock of the Bank or Valley Delaware that Valley has pledged to secure the loan. Depending on the amount sold by the Lender, Valley could lose control of the Bank.

  The ESOP. On April 1, 1996, the ESOP incurred the ESOP Loan, the proceeds of which were used by the ESOP to purchase 71,429 shares of Valley Common Stock at a purchase price of $42.00 per share. The ESOP Loan is represented by a note payable to the Lender, which is collateralized by a pledge of 71,429 shares of the Common Stock. Under the terms of such loan, the Lender will be obligated to release a portion of such shares upon each payment of the ESOP Loan. In addition, each of Valley and Valley Delaware has executed a guaranty of the ESOP Loan and have pledged all of the stock of the Bank and Valley Delaware to secure such indebtedness.

  The ESOP Loan bears interest equal to the prime rate quoted daily in the Wall Street Journal, as it may change from time to time. The principal balance of the ESOP Loan is due in 27 consecutive quarterly installments of principal in the amount of $107,000 each, plus accrued interest, beginning on June 30, 1996, and on the last day of September, December, March and June thereafter, through and including December 31, 2002, with a final payment of all remaining principal and accrued interest due on March 31, 2003.

  In the event of a default in the repayment of the ESOP Loan, the Lender could accelerate the loan and make all principal and accrued interest immediately due and payable, or the Lender could acquire all or part of the stock of Valley Delaware or the Bank that Valley has pledged to secure the loan.

  It is anticipated that the Bank will make contributions to the ESOP in order for the ESOP to service such indebtedness. Although such indebtedness will be serviced on a pre-tax basis, the amount of contributions to be made by the Bank to the ESOP may affect the Bank's ability to pay dividends to Valley in order for Valley to service the Valley Loan.

 Debentures.

  Variable Rate Debentures. In 1992 and 1993, Valley offered variable rate cumulative, subordinated debentures (the "Variable Rate Debentures"). The Variable Rate Debentures provide for payments of principal in eight equal annual installments commencing on March 31, 1993, and continuing on the same date in each year thereafter until the debentures finally mature on March 31, 2000. As of June 30, 1997, the Variable Rate Debentures had an unpaid principal balance of $484,000. The Variable Rate Debentures accrue interest payable quarterly on March 31, June 30, September 30 and December 31 of each year at a rate equal to 0.5% above the floating prime rate of Chase Manhattan Bank N.A. ("Chase Manhattan Bank").

  Upon any acceleration of the principal of the Variable Rate Debentures or upon any dissolution or winding up of Valley, the payment of such debentures will be subordinated to the prior payment of any "Senior Indebtedness" of Valley. Senior Indebtedness is defined as the principal of, premium, if any, and interest on debt of Valley to banking or other financial institutions, whether now existing or hereafter created, and any deferrals, renewals, modifications or extension of any such indebtedness, unless under the express provisions of the instrument creating or evidencing any such indebtedness, or pursuant to which the same is outstanding, such indebtedness is not superior in right of payment to the Variable Rate Debentures. Accordingly, the Variable Rate Debentures are subordinate to the Valley Loan. At the option of the holders of the Variable Rate Debentures, the unpaid balance of such debentures will become immediately due and payable without notice or demand if any payment required by such debentures is not made when due. The principal and accrued interest to the date of prepayment of the Variable Rate Debentures may be prepaid by Valley at any time without penalty.

  Serial Debentures. In 1992 and 1993, Valley offered variable and fixed rate cumulative subordinated debentures in five series (the "Serial Debentures"). The Serial Debentures are cumulative, subordinated debentures and are unsecured obligations of Valley. The Serial Debentures consist of two classes of debentures, which classes are designated as the "Serial Variable Rate Debentures" and the "Serial Fixed Rate Debentures". Each class of the Serial Debentures was issued in five series having the following terms:

                  MATURITY ON
       SERIES      MARCH 31,      FIXED INTEREST RATE     VARIABLE INTEREST RATE
       ------     -----------     -------------------     ----------------------
         A           1996                6.75%                  Prime + .5%
         B           1997                7.25%                  Prime + .5%
         C           1998                7.75%                  Prime + .5%
         D           1999                8.25%                  Prime + .5%
         E           2000                8.75%                  Prime + .5%

  Debentures within each series of both classes of the Serial Debentures are payable as to principal in a single payment at the respective maturity dates stated above. The Serial Debentures accrue interest payable quarterly on March 31, June 30, September 30 and December 31 of each year. The Serial Fixed Rate Debentures bear interest at the respective fixed rates stated above. The Serial Variable Rate Debentures bear interest at 0.05% above the floating prime rate of Chase Manhattan Bank, at the close of business on the first date of the calendar quarter encompassing such regularly scheduled payment date. Valley has not established a sinking fund for the retirement of the Serial Debentures.

  As of June 30, 1997, Valley had $650,000 in Serial Debentures outstanding. The Serial Debentures designated as Series A were paid on March 31, 1996 and the Serial Debentures designated as Series B were paid on March 31, 1997. The following table sets forth the amount of each class and series of Serial Debenture outstanding as of June 30, 1997:

           SERIES               FIXED                         VARIABLE                         TOTAL
           ------               -----                         --------                         -----
             C                  $210                            $ 10                           $220
             D                    30                              50                             80
             E                   260                              90                            350
                                ----                            ----                           ----
                                $500                            $150                           $650

  The payment of the principal and interest on the Serial Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Valley. No payment may be made by Valley on account of principal of and interest on the Serial Debentures (i) if there has occurred a default in the payment of principal of, and premium, if any, or interest on or with respect to any Senior Indebtedness, (ii) if there has occurred any default in respect of the Senior Indebtedness in any other agreement, term or condition contained in any agreement under which any Senior Indebtedness is issued if the effect of such default is to cause, or permit the holder or holders of such Senior Indebtedness (or a trustee on behalf of such holder or holders) to cause, such Senior Indebtedness to become due prior to its stated maturity and under and until such default shall have been cured or waived or shall have ceased to exist, or (iii) upon the maturity of any Senior Indebtedness (whether by acceleration or otherwise) until such matured Senior Indebtedness shall have been paid in full or such payment shall have been duly provided for. In addition, upon any payment or distribution of assets of Valley of any kind or character, upon any dissolution, winding up, total or partial liquidation or reorganization or readjustment of Valley, the principal of, and premium, if any, and interest on all Senior Indebtedness must first be paid in full before any payment is made on account of the principal of or interest on the Serial Debentures.

  Raymondville Debentures. In 1982, prior to its merger with Valley, Raymondville issued $1,010,000 in fixed rate subordinated debentures (the "Raymondville Debentures"). The Raymondville Debentures were originally issued bearing a fixed rate of interest of 12%. During 1993, Raymondville offered the holders of such debentures the opportunity to reduce the interest rate payable on such debentures to 7% or receive payment in full. Debentures totaling $736,000 were retired, leaving a remaining principal balance of $274,000. The balance of such debentures became obligations of Valley as a result of the Raymondville Merger. The Raymondville Debentures are subordinate to all Senior Indebtedness of Valley and mature on December 27, 1998.

LEGAL PROCEEDINGS

  The Bank periodically is involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to the Bank's business. Management of Valley does not believe there is any proceeding, threatened or pending against Valley or the Bank which, if determined adversely, would have a materially adverse effect on the financial position or results of operations of Valley.

DESCRIPTION OF SECURITIES

  The Valley Articles authorize the issuance of 2,000,000 shares of Valley Common Stock, no par value per share, of which 745,010 shares are issued and outstanding as of the date of this Proxy Statement-Prospectus. Valley is also authorized to issue up to 200,000 shares of Valley Preferred Stock, par value $100.00 per share, of which 10,000 shares have been designated Series A Preferred, 20,126 shares have been designated as Series B Preferred, 10,000 shares have been designated as Series C Preferred, and 50,000 shares which have been designated as Series D Preferred. As of the date of this Proxy Statement-Prospectus, no shares of the Series A Preferred are outstanding, no shares of the Series B Preferred are outstanding, 5,650 shares of the Series C Preferred have been issued and are outstanding, and 20,811 shares of the Series D Preferred have been issued and are outstanding. See "SERIES C AMENDMENT;" "SERIES D AMENDMENT;" and "COMPARISON OF RIGHTS OF HOLDERS OF VALLEY CAPITAL STOCK AND NORWEST COMMON STOCK--Description of Series C Preferred and-- Description of Series D Preferred."

  Holders of shares of Valley Common Stock are entitled to one vote for each share owned of record on all matters to be voted upon by the shareholders. Holders of Valley Common Stock are entitled to share ratably in dividends and, in the event of a liquidation, dissolution or winding up of Valley, to share pro rata, after payment of all debts and other liabilities, all of the remaining assets of Valley available for distribution to its shareholders. The holders of shares of Valley Common Stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions applicable to such shares.

DIVIDENDS AND DIVIDEND POLICY

  Holders of Valley Common Stock are entitled to receive dividends when, as and if declared by the Valley Board out of funds legally available therefor. Valley has not paid any cash dividends to holders of the Valley Common Stock since its inception and does not anticipate paying cash dividends on the Valley Common Stock in the foreseeable future. The Reorganization Agreement prohibits Valley from paying dividends on the Valley Common Stock without the consent of Norwest.

  As a bank holding company that does not, as an entity, engage in separate business activities, Valley's ability to pay cash dividends depends upon the income it receives indirectly from the Bank. Valley's only sources of income are (i) dividends paid to it indirectly by the Bank, and (ii) tax savings, if any, that result from the filing of consolidated tax returns for Valley, Valley Delaware and the Bank. Valley must pay all of its operating expenses from the funds received by Valley from the Bank. Therefore, shareholders may receive dividends from Valley only to the extent that funds are available after payment of Valley's operating expenses. The payment of dividends by the Bank to Valley is subject to certain restrictions imposed by federal banking laws, regulations and authorities. The loan agreement for the Valley Loan also prohibits the payment of dividends on the Valley Common Stock without the prior consent of the Lender. The payment of dividends on shares of the Valley Common Stock is also subject to the prior rights of holders of shares of the Series C Preferred and the Series D Preferred to dividends.

  The holders of the Series C Preferred are entitled to cumulative dividends in the amount of $8.50 per share, per year, payable in quarterly installments, if and when declared by the Valley Board out of funds legally available for the declaration of dividends. Any deficiency in dividends accrued but unpaid with respect to the Series C Preferred must first be fully paid or set apart for payment, without interest, before any distribution, whether by way of dividends or otherwise, may be declared, or paid upon, or set apart for the Valley Common Stock or any class of stock ranking junior to the Series C Preferred. Dividends not declared and paid for any period accumulate and become payable in subsequent periods or at the time of redemption of the Series C Preferred.

  The holders of the Series D Preferred are entitled to cumulative dividends in the amount of $8.00 per share, per year, payable in quarterly installments, if and when declared by the Valley Board out of funds legally available for the declaration of dividends. Any deficiency in dividends accrued but unpaid with respect to the Series D Preferred must first be fully paid or set apart for payment, without interest, before any distribution, whether by way of dividends or otherwise, may be declared, or paid upon, or set apart for the Valley Common Stock or any class of stock ranking junior to the Series D Preferred. Dividends not declared and paid for any period accumulate and become payable in subsequent periods or at the time of redemption of the Series D Preferred.

  The ability of the Bank, as a Texas banking association, to pay dividends is restricted under applicable law and regulations. A Texas banking association may not pay dividends from its stated capital. Additionally, if losses have been sustained at any time by a bank equal to or exceeding its undivided profits then on hand, no dividend can be paid by the bank, and all dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses. The Bank's payment of dividends is also restricted by federal law. Dividends may be declared only when and to the extent justified by sound banking practices. Pursuant to 12 U.S.C. (S) 1818(b), the FDIC has the power to prohibit the payment of dividends if such payment would constitute an unsafe or unsound banking practice within the meaning of such section. The Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by the FDIC. The FDIC has issued risk-based capital regulations, which require banks to maintain minimum capital levels based upon the relative safety of their assets.

HOLDERS AND MARKET INFORMATION

  At August 15, 1997, 745,010 outstanding shares of Valley Common Stock were owned of record by 162 shareholders, 5,650 shares of Series C Preferred were owned by 8 shareholders, and 20,811 shares of Series D Preferred were owned by 36 shareholders. There is no established public market for the Valley Common Stock or the Valley Preferred Stock, nor any published quotations for such shares. Valley acts as its own transfer agent and registrar with respect to the Valley Common Stock and the Valley Preferred Stock.

  Occasionally, Valley becomes aware of trades in the Valley Common Stock or Valley Preferred Stock and the prices at which such trades were effected. In connection with the Raymondville Merger, on June 1, 1995, Valley issued 239,677 shares of its common stock to the shareholders of Raymondville in exchange for 72,629 shares of the common stock of Raymondville. Management is aware of one trade of 500 shares of Valley Common Stock that occurred in the fourth quarter of 1995, but pricing information for such trade is not available. In connection with the acquisition of Pharr Financial on April 1, 1996, Valley sold 71,429 shares of the Valley Common Stock to the ESOP at a price of $42.00 per share. In addition, during the second quarter of 1996, management is aware of one trade of the Valley Common Stock for 4,447 shares at a price of $35.00 per share. During the third quarter of 1996, management is aware of three trades of the Valley Common Stock totaling 2,800 shares, some or all of which were transferred at $38.00 per share. Management is aware of one trade of 1,750 shares of Valley Common Stock that occurred in the fourth quarter of 1996, but pricing information for such trade is not available. During the first quarter of 1997, management is aware of one trade of the Valley Common Stock for 447 shares at a price of $42.00 per share. To the knowledge of Valley's management, there have been no other trades of Valley Common Stock since January 1, 1995. Such prices represent actual trades but may not include all trades that occurred during such period, and such prices are the result of limited trading and may not be representative of the actual fair market value of the Valley Common Stock.

  Because of the absence of an established public trading market for the Common Stock, the amount of consideration to be paid for the Valley Common Stock in connection with the Merger was determined by arms-length negotiations with Norwest and the price was based on a number of factors, including, among other things, the growth rate and earnings of Valley and book value of the Valley Common Stock, the industry, the capital structure of Valley, the market in which Valley operates, the capital needs of Valley and judgments as to Valley's future prospects.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF VALLEY

  The following table sets forth, as of the Record Date, (i) the names and addresses of each beneficial owner of more than 5% of the Valley Common Stock or the Valley Preferred Stock (known to the Valley Board), showing the amount and nature of such beneficial ownership and the pro forma ownership of the Valley Common Stock after conversion of the Valley Preferred Stock into Valley Common Stock, (ii) the names of each director and executive officer of Valley, the number of shares of Valley Common Stock and Valley Preferred Stock owned beneficially by each director and executive officer and the pro forma ownership of the Valley Common Stock after conversion of the Valley Preferred Stock into Valley Common Stock, and (iii) the number of shares of Valley Common Stock and Valley Preferred Stock and the pro forma ownership of the Valley Common Stock after conversion of the Valley Preferred Stock into Valley Common Stock owned beneficially by all directors and executive officers as a group. None of the shareholders listed herein would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of Norwest Common Stock.

                                                                                   PRO FORMA
                          VALLEY COMMON STOCK  VALLEY PREFERRED STOCK         VALLEY COMMON STOCK
                         --------------------- ---------------------------   ---------------------
                            AMOUNT                AMOUNT                        AMOUNT
  NAME AND ADDRESS OF    BENEFICIALLY PERCENT  BENEFICIALLY     PERCENT      BENEFICIALLY PERCENT
    BENEFICIAL OWNER       OWNED(1)   OF CLASS   OWNED(2)      OF CLASS        OWNED(3)   OF CLASS
  -------------------    ------------ -------- -------------   -----------   ------------ --------
Gustavo Barrera(4)......     6,818       *                  0         0.00%      6,818       *
Cleve T. Breedlove(5)...    41,699     5.60%                0         0.00%     41,699     5.31%
 P.O. Box 577
 Los Fresnos, Texas
 78566
Irene Buchen............    12,875     1.73%            1,428         5.40%     15,050     1.92%
 Route 3, Box 72
 Los Fresnos, Texas
 78566
John A. Calkins(6)......    49,858     6.69%                0         0.00%     49,858     6.35%
 1045 S. 12th Street
 Raymondville, Texas
 78520

                                                                                  PRO FORMA
                           VALLEY COMMON STOCK  VALLEY PREFERRED STOCK       VALLEY COMMON STOCK
                          --------------------- --------------------------  ---------------------
                             AMOUNT                AMOUNT                      AMOUNT
  NAME AND ADDRESS OF     BENEFICIALLY PERCENT  BENEFICIALLY    PERCENT     BENEFICIALLY PERCENT
    BENEFICIAL OWNER        OWNED(1)   OF CLASS   OWNED(2)     OF CLASS       OWNED(3)   OF CLASS
  -------------------     ------------ -------- -------------  -----------  ------------ --------
Douglas C. and Elizabeth     17,402      2.34%          2,500         9.45%    21,210      2.70%
 Earley(7)..............
 4609 Pinehurst Dr.
 South
 Austin, Texas 78747
First Valley Bank Group,
 Inc. Employee Stock
 Ownership Plan             177,783     23.86%              0         0.00%   177,783     22.64%
 and Trust(8)...........
 117 North Arroyo Blvd.
 Los Fresnos, Texas
 78566
Tommy R. Funk(9)........     46,919      6.30%              0         0.00%    46,919      5.97%
 310 East Austin
 Harlingen, Texas 78550
Howard Girault(10)......     18,482      2.48%              0         0.00%    18,482      2.35%
Gary L. Kimberling(11)..     13,513      1.81%              0         0.00%    13,513      1.72%
James Manatt(12)........     11,702      1.57%              0         0.00%    11,702      1.49%
Elmer E. Meek(13).......     21,910      2.94%          3,000        11.34%    26,480      3.37%
 2101 Treasure Hills
 Blvd.
 Harlingen, Texas 78550
William and Bessie                0      0.00%          1,750         6.61%     2,666       *
 Pitt...................
 P.O. Box 4560
 Brownsville, Texas
 78520
Charles B. Scott(14)....     11,629      1.56%              0         0.00%    11,629      1.48%
C. Michael Scott(15)....      2,485       *                 0         0.00%     2,485       *
Kenneth or Sula               2,100       *             1,500         5.67%     4,385       *
 Shuckman...............
 P.O. Box 547
 Los Fresnos, Texas
 78566
Cleve H. Tandy                    0      0.00%          1,500         5.67%     2,285       *
 Foundation.............
 4609 Pinehurst Dr.
 South
 Austin, Texas 78747
Jack Wiech(16)..........     16,692      2.24%          1,000         3.78%    18,215      2.32%
All directors and
 executive officers as a
 group (10
 persons)(5)(6)(9)(11)
 (12)(15)(16)...........    241,707     32.44%          4,000        15.12%   247,801     31.55%

--------
*  Less than 1%.
(1) Unless otherwise indicated, each individual is the record owner of, and has sole voting and investment power with respect to, all shares of Valley Common Stock of which he or she is the beneficial owner. All percentages are based upon 745,010 shares of Valley Common Stock issued and outstanding.

(2) Unless otherwise indicated, each individual is the record owner of, and has sole voting and investment power with respect to, all shares of Valley Preferred Stock of which he or she is the beneficial owner. All percentages are based upon 26,461 shares of Valley Preferred Stock issued and outstanding.

(3) Assumes conversion of the shares of Valley Preferred Stock at 1.5235 shares of Valley Common Stock for each share of Valley Preferred Stock, and all percentages are based upon 785,322 shares of Valley Common Stock issued and outstanding on a pro forma basis.

(4) Mr. Barrera serves as a director of Valley.

(5) Mr. Breedlove serves as Chairman of the Board and Chief Executive Officer of Valley. Includes 11,828 shares of Valley Common Stock held by the ESOP that are allocated to the account of Mr. Breedlove. See footnote 8 below with respect to the voting of such allocated shares held by the ESOP.

(6) Mr. Calkins serves as President and a director of Valley. Includes 36,590 shares registered in the name of San Martin Corporation, over which Mr. Calkins shares voting and dispositive power with Mary C. Calkins, Mr. Calkins' spouse. Also includes 864 shares of Valley Common Stock held by the ESOP that are allocated to the account of Mr. Calkins and 490 shares of Valley Common Stock held in the name of Mary C. Calkins. See footnote 8 below with respect to the voting of such allocated shares held by the ESOP.

(7) Shares of Valley Common Stock include 3,300 shares held in the name of Douglas C. Early, 6,750 shares held in the name of Elizabeth Ann Early, 1,350 shares held in the name of Douglas C. Early and Elizabeth Ann Early, Trustee for the Annalyn Earley Management Trust under agreement dated February 7, 1983, 3,001 shares held by Swank & Co. for the benefit of Jennifer Earley, and 3,001 shares held by Swank & Co. for the benefit of Tandy Marie Earley. Shares of Valley Preferred Stock include 200 shares held by Douglas C. Earley, 800 shares held by Elizabeth Ann Earley and 1,500 shares held by the Cleve H. Tandy Foundation.

(8) Shares include 126,223 shares of Valley Common Stock that are allocated to the accounts of ESOP Participants and 51,872 shares that are unallocated. Such allocated shares include 11,828 shares of Valley Common Stock that are allocated to the account of Cleve T. Breedlove, 864 shares that are allocated to the account of John A. Calkins, 8,156 shares that are allocated to the account of Gary L. Kimberling, 7,837 shares that are allocated to the account of James Manatt and 829 shares that are allocated to the account of C. Michael Scott. With respect to all allocated shares, each ESOP Participant is entitled to direct the Trustees as to the exercise of the voting rights attributable to such shares then allocated to such ESOP Participant with respect to approval of the Merger. Any allocated Valley Common Stock with respect to which such voting instructions are not received from ESOP Participants may not be voted by the Trustees, and all Valley Common Stock that is unallocated is to be voted with respect to approval of the Merger in the manner determined by the Trustees. Under the terms of the ESOP, ESOP Participants are not entitled to direct the Trustee with respect to voting on the ICP Payments, and accordingly, shares allocated to the accounts of Messrs. Breedlove, Calkins, Kimberling, Manatt and Scott will be considered outstanding shares for purposes of the proposal to approve the ICP Payments.

(9) Mr. Funk serves as a director of Valley. Includes 12,348 shares registered in the name of T.R. Funk, Inc., 14,793 shares registered in the name of Sebastian Cotton & Grain Corp. Profit Sharing Plan, Tommy Funk's Rollover Account, 1,456 shares registered in the name of the Tommy Funk Family Trust for Patricia Page Funk and 1,456 shares registered in the name of the Tommy Funk Family Trust for Tommy Funk, Jr.

(10) Mr. Girault serves as a director of Valley.

(11) Mr. Kimberling serves as Vice President and Secretary of Valley. Includes 3,611 shares of Valley Common Stock held in the name of Gary or Kaye Kimberling, 1,746 shares held in the name of A.G. Edwards and Sons for Gary Kimberling, and 8,156 shares of Valley Common Stock held by the ESOP that are allocated to the account of Mr. Kimberling. See footnote 8 above with respect to the voting of such allocated shares held by the ESOP.

(12) Mr. Manatt serves as Vice President of Valley. Includes 3,865 shares of Valley Common Stock held in the name of Jim or Pam Manatt and 7,837 shares of Valley Common Stock held by the ESOP that are allocated to the account of Mr. Manatt. See footnote 8 above with respect to the voting of such allocated shares held by the ESOP.

(13) Mr. Meek serves as a director of Valley.

(14) Mr. Scott serves as a director of Valley.

(15) Mr. Scott serves as Vice President of Valley. Includes 829 shares of Valley Common Stock held by the ESOP that are allocated to the account of Mr. Scott. See footnote 8 above with respect to the voting of such allocated shares held by the ESOP.

(16) Mr. Wiech serves as a director of Valley. Includes 5,000 shares of Valley Common Stock held by Elizabeth Wiech and 7,345 shares held by the Elizabeth Wiech Trust.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS OF VALLEY

  This section presents an analysis of the consolidated financial condition of Valley at June 30, 1997 and 1996, and December 31, 1996, 1995 and 1994, and the consolidated results of operations for the six months ended June 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994. This analysis should be read in conjunction with the consolidated financial statements and notes thereto and financial data presented elsewhere in this Proxy Statement-Prospectus.

RESULTS OF OPERATIONS

 For the Six Months Ended June 30, 1997 and 1996

  Generally. Net income for the six months ended June 30, 1997 was $2,322,000 ($3.22 per share) compared to $1,635,000 ($2.28) for the six months ended June 30, 1996. The increase in net income resulted primarily from the operations of Pharr Financial being included for the full six months during 1997 compared with only three months in 1996, and nonrecurring expenses related to the acquisition of Pharr Financial in 1996. Compensation of $610,000 related to the incentive compensation plan is included in 1997 compared with $240,000 in 1996.

  The primary market area for Valley was negatively effected by a devaluation of the Mexican Peso in December 1994. As a result, beginning in 1995 and continuing into 1996 and 1997, Valley's charge-offs of installment and consumer loans increased significantly. Charge-offs for the six months ended June 30, 1997 and 1996 totaled $1,062,000 and $585,000, respectively, of which 82% and 83%, respectively, were installment and consumer loans. Provisions for loan losses included in the statement of earnings for the six months ended June 30, 1997 and 1996 totaled $1,189,000 and $667,000, respectively.

  A discussion of changes in the major components of net income for the six months ended June 30, 1997 and 1996 are as follows:

  Net Interest Income. Net interest income is the principal source of Valley's net income and represents the difference between interest income and interest expense. Net interest income increased approximately $1,378,000 in 1997 compared to 1996 as a result of an increase in interest-earning assets of $37,112,000 offset by an increase in interest-bearing liabilities of $32,079,000. Interest rate spread was 4.82% and 4.57%, and net interest margin was 5.59% and 5.39% for 1997 and 1996, respectively.

  The following schedules provide a summary of net interest income, average earning asset balances and the related interest rates/yields for the six month periods indicated. Nonaccruing loans are included in the interest-earning assets; interest income on such loans is recorded when received.

                                              JUNE 30, 1997
                            ---------------------------------------------------
                            AVERAGE    PERCENT OF     INTEREST       AVERAGE
                            BALANCE   TOTAL ASSETS INCOME/EXPENSE YIELD/RATE(1)
                            --------  ------------ -------------- -------------
                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.................... $275,210     62.11%       $13,696         9.95%
  Taxable securities.......  101,993     23.02%         3,113         6.10%
  Nontaxable securities....    5,615      1.27%           139         4.95%
  FHLB Stock...............    1,262      0.28%            33         5.23%
  Interest-bearing deposits
   with other banks........       35      0.01%             1         5.71%
  Federal funds sold.......    5,126      1.15%           138         5.38%
                            --------    -------       -------
    Total interest-earning
     assets................  389,241     87.84%       $17,120         8.80%
Non interest-bearing
 assets:
  Cash and due from banks..   22,433      5.06%
  Premises and equipment...   22,318      5.04%
  Other assets.............    7,713      1.74%
  Goodwill.................    4,074      0.92%
  Reserve for loan losses..   (2,673)    (0.60%)
                            --------    -------
    Total assets........... $443,106    100.00%
                            ========    =======
Interest-bearing
 liabilities:
  NOW accounts............. $ 51,203     11.56%       $   475         1.86%
  Savings accounts.........   39,768      8.98%           508         2.55%
  Money market accounts....   40,728      9.19%           636         3.12%
  Time deposits and
   individual retirement
   accounts................  172,243     38.87%         4,347         5.05%
  Short-term borrowings....    1,786      0.40%            23         2.58%
  Notes payable............    6,579      1.49%           192         5.84%
  Debentures payable.......    1,524      0.34%            63         8.27%
                            --------    -------       -------
    Total interest-bearing
     liabilities........... $313,831     70.83%       $ 6,244         3.98%
Non interest-bearing
 liabilities:
  Demand deposits.......... $ 96,152     21.70%
  Other liabilities........    3,636      0.82%
                            --------    -------
    Total liabilities...... $413,619     93.35%
Stockholders' equity....... $ 29,487      6.65%
                            --------    -------
    Total liabilities and
     stockholders' equity.. $443,106    100.00%
                            ========    =======
Net interest income........                           $10,876
                                                      =======
Interest rate spread.......                                           4.82%
                                                                      =====
Net interest margin........                                           5.59%
                                                                      =====

--------
(1) Annualized

                                              JUNE 30, 1996
                            ---------------------------------------------------
                            AVERAGE    PERCENT OF     INTEREST       AVERAGE
                            BALANCE   TOTAL ASSETS INCOME/EXPENSE YIELD/RATE(1)
                            --------  ------------ -------------- -------------
                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.................... $251,663     63.06%       $12,450         9.89%
  Taxable securities.......   81,045     20.31%         2,346         5.79%
  Nontaxable securities....    5,005      1.26%           145         5.79%
  FHLB Stock...............    1,081      0.27%            33         6.11%
  Interest-bearing deposits
   with other banks........    1,723      0.43%            23         2.67%
  Federal funds sold.......   11,612      2.91%           318         5.48%
                            --------    --------      -------
    Total interest-earning
     assets................ $352,129     88.24%       $15,315         8.70%
Non interest-bearing
 assets:
  Cash and due from banks.. $ 23,191      5.81%
  Premises and equipment...   17,849      4.47%
  Other assets.............    5,553      1.39%
  Goodwill.................    2,930      0.73%
  Reserve for loan losses..   (2,575)    (0.64)%
                            --------    --------
    Total assets........... $399,077    100.00%
                            ========    ========
Interest-bearing
 liabilities:
  NOW accounts............. $ 50,032     12.54%       $   541         2.16%
  Savings accounts.........   37,228      9.33%           501         2.69%
  Money market accounts....   31,895      7.99%           471         2.95%
  Time deposits and
   individual retirement
   accounts................  154,058     38.60%         4,016         5.21%
  Short-term borrowings....    1,432      0.36%             6          .84%
  Notes payable............    5,182      1.30%           203         7.83%
  Debentures payable.......    1,925      0.48%            79         8.21%
                            --------    --------      -------
    Total interest-bearing
     liabilities........... $281,752     70.60%       $ 5,817         4.13%
Non interest-bearing
 liabilities:
  Demand deposits.......... $ 89,365     22.39%
  Other liabilities........    2,743      0.69%
                            --------    --------
    Total liabilities...... $373,860     93.68%
Stockholders' equity....... $ 25,217      6.32%
                            --------    --------
    Total liabilities and
     stockholders' equity.. $399,077    100.00%
                            ========    ========
Net interest income........                           $ 9,498
                                                      =======
Interest rate spread.......                                           4.57%
                                                                      =====
Net interest margin........                                           5.39%
                                                                      =====

--------
(1) Annualized

  Net interest income is affected both by the interest rate earned and paid and by changes in volume, principally in loans, investment securities, deposits and borrowed funds. The following table depicts the dollar effect and rate changes for interest-earning assets and interest-bearing liabilities and the resulting change in interest income and interest expense:

                                                  JUNE 30, 1997 COMPARED TO
                                                        JUNE 30, 1996
                                                 INCREASE (DECREASE) DUE TO
                                                 -----------------------------
                                                  VOLUME    RATE(1)     NET
                                                 --------- ---------- --------
                                                   (DOLLARS IN THOUSANDS)
Interest earned on:
  Loans......................................... $  2,336  $  (1,090) $  1,246
                                                 --------
  Taxable securities............................    1,278       (523)      767
                                                 --------
  Nontaxable securities.........................       30        (20)       (6)
                                                 --------
  FHLB Stock....................................        9         (9)      --
                                                 --------
  Interest-bearing deposits with other banks....      (96)        74       (22)
                                                 --------
  Federal funds sold............................     (349)       169      (180)
                                                 --------  ---------  --------
    Total interest-earning assets...............    3,208     (1,403)    1,805
                                                 --------
Interest paid on:
  NOW accounts..................................       22        (88)      (66)
                                                 --------
  Savings accounts..............................      614       (607)        7
                                                 --------
  Money market accounts.........................     (396)       561       165
                                                 --------
  Time deposits and individual retirement
   accounts.....................................      918       (587)      331
                                                 --------
  Short-term borrowings.........................        9          8        17
                                                 --------
  Notes payable.................................       82        (93)      (11)
                                                 --------
  Debentures payable............................      (33)        17       (16)
                                                 --------  ---------  --------
    Total interest-bearing liabilities..........    1,216       (789)      427
                                                 --------  ---------  --------
    Net interest income......................... $  1,992  $    (614) $  1,378
                                                 ========  =========  ========

--------
(1) Changes in interest income and interest expense due to both rate and volume are included in rate variances

  Non Interest Income. Non-interest income increased by $639,000 for the six months ended June 30, 1997 compared with the six months ended June 30, 1996. This included an increase of $526,000 in service charge income. This increase in service charge income resulted primarily from the operations of Pharr Financial being included for the full six months during 1997 compared with only three months in 1996.

  Non Interest Expense. Non-interest expense increased by $616,000 for the six months ended June 30, 1997 compared with the six months ended June 30, 1996. The increase resulted primarily from the operations of Pharr Financial being included for the full six months during 1997 compared with only three months in 1996, nonrecurring expenses related to the acquisition of Pharr Financial in 1996, and $610,000 in compensation expense relating to the incentive compensation plan in 1997, compared with $240,000 in 1996.

 Years Ended December 31, 1996, 1995 and 1994

  Generally. Net income was $3,671,000 ($4.97 per share), $3,341,000 ($4.62 per share), and $3,777,000 ($5.39 per share) for the years ended December 31, 1996, 1995 and 1994, respectively.

  The increase in net income for 1996 compared to 1995 is attributable to the operations of Pharr Financial being included for nine months during 1996, and $699,000 in compensation expense relating to the termination of Valley's 1993 incentive compensation plan in 1995.

  The decrease in net income for 1995 compared to 1994 was caused primarily by nonrecurring costs related to the merger with Raymondville in 1995, increased provisions for loan losses, and technology (computer) costs incurred in 1995 to update the internal computer systems necessitated by expansion within the banking industry and the Raymondville merger.

  Valley's primary market area was negatively affected by a devaluation of the Mexican Peso in December 1994. As a result, beginning in 1995 and continuing into 1996, Valley's charge-offs of installment and consumer loans increased significantly. Charge-offs for the year ended December 31, 1996 and 1995 totaled $1,501,000 and $725,000 of which 81% and 74% were installment and personnel loans, respectively, compared with $359,000 in 1994 (64% installment and consumer loans). Provisions for loan losses included in the statement of earnings for the years ended December 31, 1996, 1995 and 1994, totaled $1,393,000, $892,000 and $106,000, respectively.

  A discussion of changes in the major components of net income for the years ending December 31, 1996, 1995 and 1994 are as follows:

  Net Interest Income. Net interest income is the principal source of Valley's net income and represents the difference between interest income and interest expense. Net interest income increased approximately $2,648,000 in 1996 compared to 1995 as a result of an increase in interest-earning assets of $58,351,000 offset by an increase in interest-bearing liabilities of $50,305,000. Interest rate spread was 4.68% and 4.82%, and net interest margin was 5.47% and 5.65% for 1996 and 1995, respectively.

  Net interest income increased approximately $2,321,000 in 1995 compared to 1994 as a result of an increase in interest-earning assets of $23,809,000 offset by an increase in interest-bearing liabilities of $23,347,000. Interest rate spread was 4.82% and 4.61%, and net interest margin was 5.65% and 5.30% for 1995 and 1994, respectively.

  The following schedules provide a summary of net interest income, average earning asset balances and the related interest rates/yields for the periods indicated. Nonaccruing loans are included in the interest-earning assets; interest income on such loans is recorded when received.

                                              DECEMBER 31, 1996
                               ------------------------------------------------
                               AVERAGE    PERCENT OF     INTEREST     AVERAGE
                               BALANCE   TOTAL ASSETS INCOME/EXPENSE YIELD/RATE
                               --------  ------------ -------------- ----------
                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans....................... $256,145     61.98%       $25,689       10.03%
  Taxable securities..........   89,813     21.73%         5,483        6.10%
  Nontaxable securities.......    5,817      1.41%           268        4.61%
  FHLB Stock..................    1,101      0.26%            65        5.90%
  Interest-bearing deposits
   with other banks...........      568      0.14%             2        0.35%
  Federal funds sold..........   11,805      2.86%           639        5.41%
                               --------    --------      -------
    Total interest-earning
     assets................... $365,249     88.38%       $32,146        8.80%
Non interest-bearing assets:
  Cash and due from banks..... $ 20,550      4.97%
  Premises and equipment......   19,135      4.63%
  Other assets................    6,673      1.62%
  Goodwill....................    4,181      1.01%
  Reserve for loan losses.....   (2,524)    (0.61)%
                               --------    --------
    Total assets.............. $413,264    100.00%
                               ========    ========
Interest-bearing liabilities:
  NOW accounts................ $ 50,670     12.26%       $ 1,078        2.13%
  Savings accounts............   37,355      9.04%         1,023        2.74%
  Money market accounts.......   36,692      8.88%         1,083        2.95%
  Time deposits and individual
   retirement accounts........  161,793     39.15%         8,398        5.19%
  Short-term borrowings.......    1,355      0.33%            87        6.42%
  Notes payable...............    5,318      1.29%           353        6.64%
  Debentures payable..........    1,925      0.46%           147        7.64%
                               --------    --------      -------
    Total interest-bearing
     liabilities.............. $295,108     71.41%       $12,169        4.12%
Non interest-bearing
 liabilities:
  Demand deposits............. $ 88,585     21.44%
  Other liabilities...........    2,369      0.57%
                               --------    --------
    Total liabilities......... $386,062     93.42%
Stockholders' equity.......... $ 27,202      6.58%
                               --------    --------
    Total liabilities and
     stockholders' equity..... $413,264    100.00%
                               ========    ========
Net interest income...........                           $19,977
                                                         =======
Interest rate spread..........                                          4.68%
                                                                       ======
Net interest margin...........                                          5.47%
                                                                       ======

                                              DECEMBER 31, 1995
                               ------------------------------------------------
                               AVERAGE    PERCENT OF     INTEREST     AVERAGE
                               BALANCE   TOTAL ASSETS INCOME/EXPENSE YIELD/RATE
                               --------  ------------ -------------- ----------
                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans....................... $209,546     60.63%       $21,732       10.37%
  Taxable securities..........   80,940     23.42%         4,810        5.94%
  Nontaxable securities.......    6,787      1.96%           234        3.45%
  FHLB Stock..................    1,024      0.30%            59        5.76%
  Interest-bearing deposits
   with other banks...........       47      0.01%             2        4.26%
  Federal funds sold..........    8,554      2.48%           453        5.30%
                               --------    --------      -------
    Total interest-earning
     assets................... $306,898     88.80%       $27,290        8.89%
Non interest-bearing assets:
  Cash and due from banks..... $ 18,639      5.39%
  Premises and equipment......   15,653      4.53%
  Other assets................    4,785      1.38%
  Goodwill....................    1,748      0.51%
  Reserve for loan losses.....   (2,129)    (0.61)%
                               --------    --------
    Total assets.............. $345,594    100.00%
                               ========    ========
Interest-bearing liabilities:
  NOW accounts................ $ 51,019     14.76%       $ 1,280        2.51%
  Savings accounts............   30,347      8.78%           841        2.77%
  Money market accounts.......   28,507      8.25%           795        2.79%
  Time deposits and individual
   retirement accounts........  125,533     36.33%         6,427        5.12%
  Short-term borrowings.......    3,153      0.91%           184        5.84%
  Notes payable...............    3,953      1.15%           246        6.22%
  Debentures payable..........    2,291      0.66%           188        8.21%
                               --------    --------      -------
    Total interest-bearing
     liabilities.............. $244,803     70.84%       $ 9,961        4.07%
Non interest-bearing
 liabilities:
  Demand deposits............. $ 77,054     22.30%
  Other liabilities...........    1,815      0.52%
                               --------    --------
    Total liabilities......... $323,672     93.66%
Stockholders' equity.......... $ 21,922      6.34%
                               --------    --------
    Total liabilities and
     stockholders' equity..... $345,594    100.00%
                               ========    ========
Net interest income...........                           $17,329
                                                         =======
Interest rate spread..........                                          4.82%
                                                                       ======
Net interest margin...........                                          5.65%
                                                                       ======

                                              DECEMBER 31, 1994
                               ------------------------------------------------
                               AVERAGE    PERCENT OF     INTEREST     AVERAGE
                               BALANCE   TOTAL ASSETS INCOME/EXPENSE YIELD/RATE
                               --------  ------------ -------------- ----------
                                           (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans....................... $176,392     56.42%       $16,694       9.46%
  Taxable securities..........   86,172     27.56%         4,245       4.93%
  Nontaxable securities.......    7,433      2.38%           522       7.02%
  FHLB Stock..................      612      0.20%            25       4.08%
   Interest-bearing deposit
    with other banks..........    1,077      0.34%            45       4.18%
  Federal funds sold..........   11,403      3.65%           467       4.10%
                               --------    --------      -------
    Total interest-earning
     assets................... $283,089     90.55%       $21,998       7.77%
Non interest-bearing assets:
  Cash and due from banks..... $ 13,221      4.22%
  Premises and equipment......   12,419      3.97%
  Other assets................    4,144      1.33%
  Goodwill....................    1,733      0.55%
  Reserve for loan losses.....   (1,964)    (0.62)%
                               --------    --------
    Total assets.............. $312,642    100.00%
                               ========    ========
Interest-bearing liabilities:
  NOW accounts................ $ 50,884     16.27%       $ 1,133       2.23%
  Savings accounts............   29,625      9.47%           731       2.47%
  Money market accounts.......   31,429     10.05%           802       2.55%
  Time deposits and individual
   retirement accounts........  102,948     32.93%         3,937       3.82%
  Short-term borrowings.......    1,142      0.37%            73       6.39%
  Notes payable...............    3,003      0.96%           137       4.56%
  Debentures payable..........    2,425      0.78%           177       7.29%
                               --------    --------      -------
    Total interest-bearing
     liabilities.............. $221,456     70.83%       $ 6,990       3.16%
Non interest-bearing
 liabilities:
  Demand deposits............. $ 73,938     23.65%
  Other liabilities...........    1,309      0.42%
                               --------    --------
    Total liabilities......... $296,703     94.90%
Stockholders' equity.......... $ 15,939      5.10%
                               --------    --------
    Total liabilities and
     stockholders' equity..... $312,642    100.00%
                               ========    ========
Net interest income...........                           $15,008
                                                         =======
Interest rate spread..........                                         4.61%
                                                                       =====
Net interest margin...........                                         5.30%
                                                                       =====

  Net interest income is affected both by the interest rate earned and paid and by changes in volume, principally in loans, investment securities, deposits and borrowed funds. The following table depicts the dollar effect and rate changes for interest-earning assets and interest-bearing liabilities and the resulting change in interest income and interest expense:

                            1996 COMPARED TO 1995            1995 COMPARED TO 1994
                         INCREASE (DECREASE) DUE TO       INCREASE (DECREASE) DUE TO
                         -------------------------------  -----------------------------
                          VOLUME     RATE(1)     NET       VOLUME    RATE(1)     NET
                         ---------  ---------- ---------  --------- ---------- --------
                                         (DOLLARS IN THOUSANDS)
Interest earned on:
  Loans................. $   4,673   $   (716) $   3,957  $  3,438  $  1,600   $  5,038
  Taxable securities....       542        131        673      (311)       87        565
  Nontaxable
   securities...........       (45)        79         34       (22)     (266)      (288)
  FHLB Stock............         5          1          6         2        10         34
  Interest-bearing
   deposits with other
   banks................         2         (2)       --        (44)        1        (43)
  Federal funds sold....       176         10        186      (151)      137        (14)
                         ---------   --------  ---------  --------  --------   --------
    Total interest-
     earning assets..... $   5,353   $   (497) $   4,856  $  2,934  $  2,358   $  5,292
Interest paid on:
  NOW accounts.......... $      (7)  $   (195) $    (202) $      3  $    144   $    147
  Savings accounts......       192        (10)       182        20        90        110
  Money market
   accounts.............       242         46        288       (81)       74         (7)
  Time deposits and
   individual retirement
   accounts.............     1,882         89      1,971     1,156     1,334      2,490
  Short-term
   borrowings...........      (115)        18        (97)      117        (6)       111
  Notes payable.........        91         16        107        59        50        109
  Debentures payable....       (28)      (137)       (41)      (11)       22         11
                         ---------   --------  ---------  --------  --------   --------
    Total interest-
     bearing
     liabilities........ $   2,257   $    (49) $   2,208  $  1,263  $  1,708   $  2,971
                         ---------   --------  ---------  --------  --------   --------
    Net interest
     income............. $   3,096   $   (448) $   2,648  $  1,671       650   $  2,321
                         =========   ========  =========  ========  ========   ========

--------
(1) Changes in interest income and interest expense due to both rate and volume are included in rate variances.

  Non Interest Income. Non interest income increased by $911,000 for the year ended December 31, 1996 compared with the year ended December 31, 1995. This included an increase of $766,000 in service charge income, a reduction in security gains from $156,000 in 1995 to a loss of $3,000 in 1996, and an increase in other income of $352,000. The increase in service charge income and other income resulted primarily from the operations of Pharr Financial being included for nine months during 1996.

  Non interest income increased by $523,000 for the year ended December 31, 1995 compared with the year ended December 31, 1994. This included an increase of $151,000 in service charge income, an increase in security gains from a loss of $2,000 in 1994 to a gain of $156,000 in 1995, an increase in other gains of $151,000 (primarily from the sale of real estate in 1995), and an increase in other income of approximately $63,000. Valley's primary market area was negatively effected by a devaluation of the Mexican Peso in December 1994. As a result, beginning in 1995, Valley experienced increased demand for loans as its competitor banks experienced loan problems with foreign sector customers. Therefore, Valley liquidated approximately 20% of its investment securities to fund the increase in loans, at a time when the market value of its investment portfolio was increasing. As a result, gains were recognized on the sale of the securities.

  Non Interest Expense. Non interest expense increased by $2,529,000 for the year ended December 31, 1996 compared with the year ended December 31, 1995. This included an increase of $1,129,000 in salaries and employee benefits, an increase in occupancy expense of $615,000, an increase in furniture and equipment expense of $446,000, an increase in other expense of $212,000, and an increase in amortization expense of intangibles of $127,000. The increase in expenses resulted primarily from the operations of Pharr Financial being included for nine months during 1996, a reduction in incentive compensation costs in 1996 compared with 1995, and an increase in goodwill also resulting from the Pharr Financial acquisition.

  Non interest expense increased by $2,588,000 for the year ended December 31, 1995 compared with the year ended December 31, 1994. This included an increase of $1,028,000 in salaries and employee benefits, an increase in occupancy expense of $227,000, an increase in furniture and equipment expense of $105,000, an increase in other expense of $1,215,000, and an increase in amortization expense of intangibles of $13,000. The increase in non interest expense for 1995 compared to 1994 was significantly effected by acquisition costs related to the merger with Raymondville in 1995, technology (computer) costs incurred in 1995 to update the internal computer system necessitated by expansion within the banking industry and the Raymondville merger and Pharr Financial acquisition, and an increase in incentive compensation costs in 1995 compared with 1994 resulting from the termination of the 1993 incentive compensation plan in 1995.

FINANCIAL CONDITION

  Loans. Valley's loan portfolio has increased by $111,000,000 from December 31, 1993 to 1996. Of that amount, the Pharr Financial loans at acquisition totaled $26,000,000. Valley's primary market area was negatively affected by a devaluation in the Mexican Peso in December 1994. Beginning in 1995 and continuing into 1996, Valley's charge-offs of installment and consumer loans significantly increased. As a result, Valley concentrated its lending efforts in the area of commercial and real estate loans, while focusing less on installment and consumer loans. Approximately 74% of the loan growth from December 31, 1993 to December 31, 1996, was from commercial and real estate loans.

  The following table sets forth the composition of the loan portfolio for the periods presented:

                                           AGGREGATE PRINCIPAL AMOUNT
                         --------------------------------------------------------------
                             JUNE 30,                      DECEMBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
                                             (DOLLARS IN THOUSANDS)
Type of loan:
Commercial, financial
 and agricultural....... $ 74,823 $ 67,004 $ 65,157 $ 51,612 $ 42,179 $ 41,597 $ 43,171
Real estate--
 construction...........   16,136   11,327   16,602    8,148    7,078    4,882    3,158
Real estate--mortgage...  137,010  132,047  130.851  113,879   98,374   83,660   65,155
Installment loans to
 individuals............   57,757   61,973   57,339   50,517   39,078   30,567   22,881
States and political
 subdivisions...........      327      846      352      763      187      542      245
Lease financing.........       22       32       27       36       46       54      --
Other...................    1,919    1,936    3,568    4,656    3,728    2,145    2,009
                         -------- -------- -------- -------- -------- -------- --------
                         $287,994 $275,165 $273,896 $229,611 $190,670 $163,447 $136,619
                         ======== ======== ======== ======== ======== ======== ========

                                        PERCENTAGE OF LOAN PORTFOLIO
                              ------------------------------------------------
Type of loan:
Commercial, financial and
 agricultural................  25.98  24.35  23.79  22.48  22.12  25.45  31.60
Real estate--construction....   5.60   4.12   6.06   3.55   3.71   2.99   2.31
Real estate--mortgage........  47.57  47.99  47.77  49.60  51.59  51.19  47.69
Installment loans to
 individuals.................  20.06  22.52  20.94  22.00  20.50  18.70  16.75
States and political
 subdivisions................   0.11   0.31   0.13   0.33   0.10   0.33   0.18
Lease financing..............   0.01   0.01   0.01   0.01   0.02   0.03   0.00
Other........................    .67    .70   1.30   2.03   1.96   1.31   1.47
                              ------ ------ ------ ------ ------ ------ ------
                              100.00 100.00 100.00 100.00 100.00 100.00 100.00
                              ====== ====== ====== ====== ====== ====== ======

  The following table sets forth the maturity composition and interest sensitivity of total loans at December 31, 1996 (Dollars in Thousands):

                                                         INTEREST SENSITIVITY
                                                       ------------------------
                                    AMOUNT  PERCENTAGE FIXED RATE VARIABLE RATE
                                   -------- ---------- ---------- -------------
In one year or less............... $145,471    53.11%   $ 68,285     $77,186
After one through five years......  120,966    44.17%    120,958           8
After five years..................    7,459     2.72%      7,459         --
                                   --------   ------    --------     -------
  Total loans..................... $273,896   100.00%   $196,702     $77,194
                                   ========   ======    ========     =======

  Provision for Loan Losses and Allowance for Loan Losses. Following is a table of activity for loan losses for the periods presented:

                            SIX MONTHS
                          ENDED JUNE 30,         YEAR ENDED DECEMBER 31,
                          ----------------  --------------------------------------
                           1997     1996     1996    1995    1994    1993    1992
                          -------  -------  ------  ------  ------  ------  ------
                                        (DOLLARS IN THOUSANDS)
Balance at beginning of
 period.................  $ 2,552  $ 2,147  $2,147  $1,901  $1,845  $1,604  $1,583
Charge-offs:
  Commercial, financial
   and agricultural.....      179       92     256     144     112     207     321
  Real estate--
   construction.........      --       --      --      --      --      --      --
  Real estate--
   mortgage.............       16        8      34      44      16      59      21
  Installment loans to
   individual...........      867      485   1,211     537     231     162     152
                          -------  -------  ------  ------  ------  ------  ------
                            1,062      585   1,501     725     359     428     494
Recoveries:
  Commercial, financial
   and agricultural.....       64        9      35      32     116      26     112
  Real estate--
   construction.........      --       --      --      --      --      --      --
  Real estate--
   mortgage.............       36        6       7       1      78      24       4
  Installment loans to
   individual...........      131       46     141      46     115      31      31
                          -------  -------  ------  ------  ------  ------  ------
                              231       61     183      79     309      81     147
Net charge-offs.........      831      524   1,318     646      50     347     347
Additions charged to
 operations.............    1,189      667   1,393     892     106     486     368
Allowance for loan
 losses for acquired
 portfolio..............      --       347     330     --      --      102     --
                          -------  -------  ------  ------  ------  ------  ------
Balance at end of
 period.................  $ 2,910  $ 2,637  $2,552  $2,147  $1,901  $1,845  $1,604
                          =======  =======  ======  ======  ======  ======  ======
Ratio of net charge-offs
 during the period to
 average loans
 outstanding during the
 period.................     0.30%    0.21%   0.52%   0.31%   0.03%   0.22%   0.26%

  The allowance for loan losses is not allocated to specific categories of loans. However, based on Valley's review of remaining collateral and/or financial condition or identified loans with characteristically more than a normal degree of risk, historical loan loss percentages, and economic conditions, management believes the allowance for loan losses at June 30, 1997, is adequate to cover losses inherent in the portfolio.

  The reserve for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the reserve for loan losses when management believes that the collectibility of the principal is unlikely. The reserve is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

  Non-performing Assets. Non-performing assets are defined as loans delinquent 90 or more days, nonaccrual loans, restructured loans, and foreclosed assets. Such assets do not necessarily represent future losses to Valley since underlying collateral can be sold and the financial condition of the borrowers may improve. The following table sets forth the detail of nonperforming loans. Valley had no restructured loans at any of the dates listed herein.

                                     JUNE 30,       YEAR ENDED DECEMBER 31,
                                   ------------- ------------------------------
                                    1997   1996   1996   1995   1994  1993 1992
                                   ------ ------ ------ ------ ------ ---- ----
                                              (DOLLARS IN THOUSANDS)
Nonaccrual loans.................. $  646 $1,062 $1,018 $  510 $  727 $314 $503
Loans past due 90 days or more....  1,261    461  1,676  2,134    360  448  271
                                   ------ ------ ------ ------ ------ ---- ----
  Total non-performing loans...... $1,907 $1,523 $2,694 $2,644 $1,087 $762 $774
                                   ====== ====== ====== ====== ====== ==== ====

  Total non-performing loans as a percentage of total loans was .66% and 55% for the six months ended June 30, 1997 and 1996, respectively, and .57%, 1.15% and .98% for the years ended December 31, 1994, 1995 and 1996, respectively. The increase from 1994 levels is primarily attributed to installment loans to individuals adversely impacted by local economic effects of the 1994 peso devaluation.

  Valley's policy is to discontinue accruing interest on loans when principal or interest is due and remains unpaid for 90 days or more, unless the loan is well secured and in the process of collection. Valley would have recognized additional interest income of $57,000 for the six months ended June 30, 1997 and $220,000 for the period ended December 31, 1996, if contractual interest on these loans had been recognized. Interest income actually collected on nonaccrual loans during the six months ended June 30, 1997 and year ended December 31, 1996 approximated that amount.

  At December 31, 1996, there were no significant commitments to lend additional funds to borrowers whose loans were considered non-performing.

  Management is not aware of any loans which were not included as non-performing loans where known information about possible credit problems causes serious doubt as to the borrower's ability to comply with repayment terms which may result in such loans becoming non-performing.

  The loan portfolio does not include any loans to foreign countries or highly leveraged transaction loans. Senior management closely monitors concentrations to individual customers and actively participates within their lending areas. Valley has written policies that require security for loans including liens on residential mortgage loans and certain of the other loans secured by real estate. In addition, policies and procedures are in place to assess the creditworthiness of borrowers for all loans and commitments. A borrower's ability to honor loan contracts can be largely dependent upon economic conditions within Valley's market areas, on a national level and within Mexico.

  Investments. Valley accounts for investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, each security is classified as either trading, available for sale, or held to maturity. Valley has no securities held in a trading account. Investments classified as held to maturity are recorded at amortized cost. The securities classified as available for sale are recorded at their fair value. The after-tax difference between amortized cost and fair value of securities available for sale is recorded as "unrealized gain (loss) on securities" in the equity section of the balance sheet. The tax impact is recorded as an adjustment to the deferred tax liability.

  Investment securities are stated at fair market value (book value) which approximates amortized cost.

  The following table presents the composition of investment securities for the periods presented:

                                         JUNE 30,           DECEMBER 31,
                                     ---------------- -------------------------
                                       1997    1996     1996    1995     1994
                                     -------- ------- -------- ------- --------
                                               (DOLLARS IN THOUSANDS)
Held to Maturity:
  U.S. Treasuries and agencies...... $    --  $   --  $    --  $   --  $    --
  Obligation of states and political
   subdivisions.....................      --      --       --      --     8,034
  Other securities..................      --      --       --      --        96
                                     -------- ------- -------- ------- --------
                                          --      --       --      --     8,130
Available for sale:
  U.S. Treasuries and agencies......   67,971  72,239   75,943  57,585   79,505
  Obligations of states and
   political subdivisions...........    6,020   7,917    7,149   7,225    2,496
  Mortgage-backed securities........   27,704  15,928   26,248  10,800    8,767
  Other securities..................    1,691   1,422    1,461   1,465    1,653
                                     -------- ------- -------- ------- --------
                                      103,386  97,506  110,801  77,075   92,421
                                     -------- ------- -------- ------- --------
    Total........................... $103,386 $97,506 $110,801 $77,075 $100,551
                                     ======== ======= ======== ======= ========

  Investment Securities--Maturities and Yields. The following tables show the maturities and yields for the various forms of investment securities at June 30, 1997 and December 31, 1996:

                                                  JUNE 30, 1997
                          ------------------------------------------------------------------
                             IN ONE         AFTER ONE           AFTER FIVE         AFTER
                          YEAR OR LESS   THROUGH 5 YEARS    THROUGH TEN YEARS    TEN YEARS
                          -------------  -----------------  ------------------  ------------
                          AMOUNT  YIELD   AMOUNT   YIELD     AMOUNT    YIELD    AMOUNT YIELD
                          ------- -----  --------- -------  --------- --------  ------ -----
                                             (DOLLARS IN THOUSANDS)
U.S. Treasuries and
 agencies...............  $25,504 5.73%  $  42,467   6.32%  $     --      --    $  --   --
Obligation of states and
 political
 subdivisions(1)........    2,317 6.97%      3,120   7.23%        258    8.75%     325 6.75%
Mortgage-backed
 securities(2)..........    1,200 6.38%     22,714   6.53%      1,558    6.06%   2,232 6.14%
Other...................      --   --           25   7.38%        --      --       --   --

                                                DECEMBER 31, 1996
                          ------------------------------------------------------------------
                             IN ONE         AFTER ONE           AFTER FIVE         AFTER
                          YEAR OR LESS   THROUGH 5 YEARS    THROUGH TEN YEARS    TEN YEARS
                          -------------  -----------------  ------------------  ------------
                          AMOUNT  YIELD   AMOUNT   YIELD     AMOUNT    YIELD    AMOUNT YIELD
                          ------- -----  --------- -------  --------- --------  ------ -----
                                             (DOLLARS IN THOUSANDS)
U.S. Treasuries and
 agencies...............  $29,235 5.49%  $  46,708   6.17%  $     --      --    $  --   --
Obligation of states and
 political
 subdivisions(1)........    2,038 6.93%      4,555   7.44%        179    8.73%     377 6.75%
Mortgage-backed
 securities(2)..........    2,028 6.54%     20,390   6.50%      1,569    5.73%   2,261 5.88%
Other...................      --   --           25   7.38%        --      --       --   --

--------
(1) Yield presented on a tax-equivalent basis assuming a tax rate of 34%
(2) Included in maturity table based on their average remaining life or call date, if applicable

  Other equity securities includes FHLB stock of $1,666,000 at June 30, 1997 and $1,436,000 at December 31, 1996. The dividends received on this stock provided an annualized return of 5.49% and 5.88% for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively.

  Deposits. The deposit base provides the major funding source for Valley's interest earning assets of Valley. In general, Valley's deposits have increased during the period from December 31, 1993 to December 31, 1996. During those periods, Valley combined operations with Raymondville, opened 4 new branches and acquired Pharr Financial and a branch of Mercedes National Bank in Weslaco, Texas. Management believes that demand, savings and certificates of deposit less than $100,000 represent a core base of deposits while certificates of deposit in excess of $100,000 and public funds are more interest rate sensitive and, thus, are not viewed as part of the core deposit base. Because of these factors, management views the growth of demand, savings and time certificates of deposit less than $100,000 as more stable growth.

  The following table reflects the average balance and average interest rate paid on deposits for the period presented.

                                              AVERAGE BALANCE AVERAGE RATE PAID
                                              --------------- -----------------
                                                   (DOLLARS IN THOUSANDS)
June 30, 1997
  Demand deposits............................    $ 96,152           0.00%
  NOW accounts...............................      51,203           1.86%
  Savings accounts...........................      39,768           2.55%
  Money Market accounts......................      40,728           3.12%
  Time deposits and individual retirement
   accounts..................................     172,243           5.05%
                                                 --------
                                                 $400,094
                                                 ========
June 30, 1996
  Demand deposits............................    $ 89,365           0.00%
  NOW accounts...............................      50,032           2.16%
  Savings accounts...........................      37,228           2.69%
  Money Market accounts......................      31,895           2.95%
  Time deposits and individual retirement
   accounts..................................     154,058           5.21%
                                                 --------
                                                 $362,578
                                                 ========
December 31, 1996
  Demand deposits............................    $ 88,585           0.00%
  NOW accounts...............................      50,670           2.13%
  Savings accounts...........................      37,355           2.74%
  Money market accounts......................      36,692           2.95%
  Time deposits and individual retirement
   accounts..................................     161,793           5.19%
                                                 --------
                                                 $375,095
                                                 ========
December 31, 1995
  Demand deposits............................    $ 77,054           0.00%
  NOW accounts...............................      51,019           2.51%
  Savings accounts...........................      30,347           2.77%
  Money market accounts......................      28,507           2.79%
  Time deposits and individual retirement
   accounts..................................     125,533           5.12%
                                                 --------
                                                 $312,460
                                                 ========
December 31, 1994
  Demand deposits............................    $ 73,938           0.00%
  NOW accounts...............................      50,884           2.23%
  Savings accounts...........................      29,625           2.47%
  Money market accounts......................      31,429           2.55%
  Time deposits and individual retirement
   accounts..................................     102,948           3.82%
                                                 --------
                                                 $288,824
                                                 ========

  The following tables reflect the maturities of certificates and other time deposits as of June 30, 1997 and December 31, 1996:

                                                      JUNE 30, 1997
                                            ----------------------------------
                                            3 MONTHS  3-12     OVER
                                            OR LESS  MONTHS  12 MONTHS  TOTAL
                                            -------- ------- --------- -------
                                                  (DOLLARS IN THOUSANDS)
Certificates of deposit, including other
 time deposits of $4,142................... $18,851  $20,650  $15,984  $55,485
                                                    DECEMBER 31, 1996
                                            ----------------------------------
                                            3 MONTHS  3-12     OVER
                                            OR LESS  MONTHS  12 MONTHS  TOTAL
                                            -------- ------- --------- -------
                                                  (DOLLARS IN THOUSANDS)
Certificates of deposit, including other
 time deposits of $3,317................... $25,514  $19,799  $ 5,354  $50,667


  Return on Equity and Assets. The following table sets forth Valley's ratios for the periods indicated:

                                     JUNE 30,          YEAR ENDED DECEMBER 31,
                                   ----------------    -----------------------
                                    1997      1996      1996    1995    1994
                                   ------    ------    ------- ------- -------
Return on average assets..........  1.05%(1)  .082%(1)   0.89%   0.97%   1.21%
Return on average equity.......... 15.75%(1) 12.97%(1)  13.49%  15.24%  23.70%
Dividend payout ratio on common
 shares...........................  0.00%     0.00%      0.00%   0.00%   0.00%
Equity to assets ratio............  6.65%     6.32%      6.58%   6.34%   5.10%

--------
(1) Annualized

  Short-term Borrowings. The amount and interest rates related to short-term borrowings for the periods presented are as follows:

                                       JUNE 30,      YEAR ENDED DECEMBER 31,
                                     --------------  -------------------------
                                      1996    1997    1996     1995     1994
                                     ------  ------  -------  -------  -------
                                            (DOLLARS IN THOUSANDS)
Federal Funds Purchased:
  Outstanding balance at period-
   end.............................. $  --   $  --   $   --   $   --   $   --
  Average interest rate at period-
   end..............................   5.62%   5.76%    5.61%     --       --
  Average outstanding during
   period........................... $  187  $  584  $   122  $   --   $   --
  Weighted average interest rate....   5.64%   5.77%    5.63%     --       --
  Highest outstanding balance at any
   month-end........................ $  --   $5,155  $   --   $   --   $   --
Federal Home Loan Bank Advances:
  Outstanding balance at period-
   end.............................. $1,116  $1,017  $ 1,069  $ 1,165  $ 1,256
  Average interest rate at period-
   end..............................   6.19%   6.19%    6.19%    6.11%    6.05%
  Average outstanding during
   period........................... $1,127  $1,029  $ 1,104  $ 1,698  $ 1,174
  Weighted average interest rate....   6.54%   6.54%    6.54%    7.23%    6.01%
  Highest outstanding balance at any
   month-end........................ $1,157  $1,049  $ 1,167  $ 1,249  $ 1,310

  Liquidity. Valley's principal source of funds consists of dividends from Bank, which derives its funds from deposits, interest, and principal payments on loans and investment securities, sales of investment securities and borrowings. For the year ended December 31, 1996, Valley realized proceeds from sales and maturities of investments of $65,414,000, a net increase in deposits of $19,394,000 and net cash provided by operating activities of $7,581,000. Funds were used to acquire investment securities of $76,860,000 and fund a net increase in loans to customers of $19,672,000. For the year ended December 31, 1995, Valley realized proceeds from sales and maturities of investment securities of $31,922,000, net cash provided by operating activities of

$3,606,000 and a net increase in deposits of $21,335,000. These proceeds were partially offset by a purchase of investment securities of $7,228,000 and a net increase in loans to customers of $37,208,000.

  Asset liquidity is provided by cash and readily marketable assets, which can be pledged or which will mature in the near future. These include cash, federal funds sold, and U.S. Government-backed securities. Valley's liquidity ratio, defined as cash, U.S. Government-backed securities, and federal funds sold as a percentage of total deposits, was 35.19% and 34.09% as of December 31, 1996 and 1995, respectively. Liability liquidity is provided by access to core funding sources, principally various customers' interest-bearing accounts in Valley's market areas. Valley does not have and does not solicit brokered deposits.

  Federal funds purchased and short-term borrowings by Valley are additional sources of liquidity. These sources of liquidity are short-term in nature and are used by Valley as necessary to fund asset growth and meet short-term liquidity needs. As of December 31, 1996, 1995 and 1994, Valley had no federal funds purchased, no borrowings from the Federal Reserve System, and no borrowings on securities sold under repurchase agreements.

  Capital. Valley's total shareholders' equity as of June 30, 1997 was $31,261,000, an increase of $2,459,000 or 8.54% compared with stockholders' equity of $28,802,000 as of December 31, 1996.

  Total shareholders' equity as of December 31, 1996 was $28,802,000, an increase of $4,178,000 or 16.97% compared with shareholders' equity of $24,624,000 as of December 31, 1995. Included in the increase was $3,671,000 from earnings and $821,000 from the issuance of new common stock.

  Total shareholders' equity as of December 31, 1995 was $24,624,000 an increase of $5,747,000 or 30.44% compared with shareholders' equity of $18,877,000 as of December 31, 1994. Included in the increase was $3,341,000 from earnings and $551,000 from the issuance of new common stock.

  Valley is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Valley's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Valley must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Valley's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require Valley to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier I capital (as defined in the regulations) to average assets (as defined in the regulations). Management believes that Valley meets all capital adequacy requirements, as of December 31, 1996, to which it is subject.

  As of December 31, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

  Valley's actual capital amounts and ratios are also presented in the table.

                                                                                            FOR CAPITAL
                                                   ACTUAL                                ADEQUACY PURPOSES
                                               --------------   --------------------------------------------------------------------
                                               AMOUNT  RATIO              AMOUNT                                RATIO
                                               ------- ------   ---------------------------------     ------------------------------
                                                                     (DOLLARS IN THOUSANDS)
As of June 30, 1997:
 Total Capital (to Risk Weighted Assets):
  Consolidated................................ $30,416 11.11%   greater than or equal to  $21,901     greater than or equal to  8.0%
 Tier 1 Capital (to Risk-Weighted Assets):
  Consolidated................................ $27,507 10.05%   greater than or equal to  $10,950     greater than or equal to  4.0%
 Tier 1 Capital (to Average Assets):
  Consolidated................................ $27,507  6.21%   greater than or equal to  $17,724     greater than or equal to  4.0%
As of June 30, 1996:
 Total Capital (to Risk-Weighted Assets):
  Consolidated................................ $24,414  9.64%   greater than or equal to  $20,265     greater than or equal to  8.0%
 Tier 1 Capital (to Risk-Weighted Assets):
  Consolidated................................ $21,956  8.67%   greater than or equal to  $10,133     greater than or equal to  4.0%
 Tier 1 Capital (to Average Assets):
  Consolidated................................ $21,956  5.50%   greater than or equal to  $15,963     greater than or equal to  4.0%
As of December 31, 1996:
 Total Capital (to Risk-Weighted Assets):
  Consolidated................................ $27,842  10.5%   greater than or equal to  $21,212     greater than or equal to  8.0%
 Tier 1 Capital (to Risk-Weighted Assets):
  Consolidated................................ $24,562   9.3%   greater than or equal to  $10,606     greater than or equal to  4.0%
 Tier 1 Capital (to Average Assets):
  Consolidated................................ $24,562   5.7%   greater than or equal to  $17,344     greater than or equal to  4.0%
As of December 31, 1995:
 Total Capital (to Risk-Weighted Assets):
  Consolidated................................ $26,212  12.4%   greater than or equal to  $16,869     greater than or equal to  8.0%
 Tier 1 Capital (to Risk-Weighted Assets):
  Consolidated................................ $22,825  10.8%   greater than or equal to  $ 8,435     greater than or equal to  4.0%
 Tier 1 Capital (to Average Assets):
  Consolidated................................ $22,825   6.5%   greater than or equal to  $14,028     greater than or equal to  4.0%
As of December 31, 1994:
 Total Capital (to Risk-Weighted Assets):
  Consolidated................................ $22,599 11.68%   greater than or equal to  $15,480     greater than or equal to  8.0%
 Tier 1 Capital (to Risk-Weighted Assets):
  Consolidated................................ $19,017  9.83%   greater than or equal to  $ 7,740     greater than or equal to  4.0%
 Tier 1 Capital (to Average Assets):
  Consolidated................................ $19,017  6.08%   greater than or equal to  $12,506     greater than or equal to  4.0%

IMPACT OF INFLATION, CHANGING PRICES AND MONETARY POLICIES

  The financial statements and related financial data concerning Valley presented in this Proxy Statement-Prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operation of Valley is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of Valley, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on Valley and the Bank and their results of operations are not predictable.

        CERTAIN REGULATORY AND OTHERCONSIDERATIONS PERTAINING TO NORWEST

  Norwest and its banking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and is not in place to protect stockholders or other investors.

  As discussed in more detail below, this regulatory environment, among other things, may (a) restrict Norwest's ability to pay dividends on Norwest Common Stock, (b) require Norwest to provide financial support to one or more of its banking subsidiaries, (c) require Norwest and its banking subsidiaries to maintain capital balances in excess of those desired by management, and/or (d) require Norwest to pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

BANK REGULATORY AGENCIES

  Norwest, as a bank holding company, is subject to regulation by the Federal Reserve Board under the Bank Holding Company Act.

  Norwest's national banking subsidiaries are regulated primarily by the OCC. Its state-chartered banking subsidiaries are regulated primarily by the FDIC and applicable state banking agencies. Norwest's federally insured banking subsidiaries are also subject to regulation by the FDIC.

  Norwest has other financial services subsidiaries that are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. For example, Norwest's brokerage subsidiary is subject to regulation by the SEC, the National Association of Securities Dealers, Inc. and state securities regulators. Norwest's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other nonbank subsidiaries of Norwest are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

BANK HOLDING COMPANY ACTIVITIES; INTERSTATE BANKING

  A bank holding company is generally prohibited under the Bank Holding Company Act from engaging in nonbanking (i.e., commercial or industrial) activities, subject to certain exceptions. Specifically, the activities of a bank holding company, and those companies that it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks, furnishing services to its subsidiaries and such other activities that the Federal Reserve Board determines to be so closely related to banking as to be a "proper incident thereto." In determining whether an activity is sufficiently related to banking, the Federal Reserve Board will consider whether the performance of such activity by the bank holding company can reasonably be expected to produce benefits to the public (e.g., greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (e.g., undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices).

  Under the Interstate Banking Act, which became effective on September 29, 1995, a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless it is the bank holding company's initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state).

  The Interstate Banking Act also authorizes banks to merge across state lines (thereby creating interstate branches) effective June 1, 1997. States may opt out of the Interstate Banking Act (thereby prohibiting interstate mergers in the state) or opt in early (thereby allowing interstate mergers prior to June 1, 1997). Norwest will be unable to consolidate its banking operations in one state with those of another state if either state in question has opted out of the Interstate Banking Act. The state of Texas has opted out of the Interstate Banking Act. The state of Montana has opted out until at least the year 2001.

  Norwest's acquisitions of banking institutions and other companies generally are subject to the prior approval of the Federal Reserve Board and other applicable federal or state regulatory authorities. In determining whether to approve a proposed bank acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the consummation of the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977, as amended.

DIVIDEND RESTRICTIONS

  Norwest is a legal entity separate and distinct from its banking and other subsidiaries. Its principal source of funds to pay dividends on its common and preferred stock and debt service on its debt is dividends from its subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that may be paid to Norwest by its banking subsidiaries without regulatory approval.

  Most of Norwest's banking subsidiaries are national banks. A national bank must obtain the prior approval of the OCC to pay a dividend if the total of all dividends declared by the bank in any calendar year would exceed the bank's net income for that year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Norwest's state-chartered banking subsidiaries also are subject to dividend restrictions under applicable state law.

  If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such agency may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would deplete a depository institution's capital base to an inadequate level. Under the FDI Act, an insured depository institution may not pay any dividend if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, federal bank regulatory agencies have issued policy statements which provide that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

  The ability of Norwest's banking subsidiaries to pay dividends to Norwest may also be affected by various minimum capital requirements for banking organizations, as described below. In addition, the right of Norwest to participate in the assets or earnings of a subsidiary is subject to the prior claims of creditors of the subsidiary.

HOLDING COMPANY STRUCTURE

  Transfer of Funds from Banking Subsidiaries. Norwest's banking subsidiaries are subject to restrictions under federal law that limit the transfer of funds or other items of value from such subsidiaries to Norwest and its nonbanking subsidiaries (including Norwest, "affiliates") in so-called "covered transactions." In general, covered transactions include loans and other extensions of credit, investments and asset purchases, as well as other transactions involving the transfer of value from a banking subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, covered transactions by a banking subsidiary with a single affiliate are limited to 10% of the banking subsidiary's capital and surplus and, with respect to covered transactions with all affiliates in the aggregate, to 20% of the banking subsidiary's capital and surplus. Also, loans and extensions of credit to affiliates generally are required to be secured in specified amounts.

  Source of Strength Doctrine. The Federal Reserve Board has a policy that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and, under appropriate circumstances, to commit resources to support each such subsidiary bank. This support may be required at times when the bank holding company may not have the resources to provide it. Capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In addition, in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  Depositor Preference. The FDI Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including the institution's parent holding company.

  Liability of Commonly Controlled Institutions. Under the FDI Act, an insured depository institution is generally liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (a) the default of a commonly controlled insured depository institution or (b) any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

REGULATORY CAPITAL STANDARDS AND RELATED MATTERS

  Risk-Based Capital. The Federal Reserve Board, the OCC and the FDIC have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. The guidelines are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet commitments.

  The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risk. Under the capital guidelines, a banking organization's total capital is divided into two tiers. "Tier 1 capital" consists of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets. "Tier 2 capital" consists of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier 1 capital, and a limited amount of the allowance for credit losses.

  Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet items, such as stand-by letters of credit) ("total capital ratio") is 8%. The minimum ratio of Tier 1 capital to risk-weighted assets ("Tier 1 capital ratio") is 4%. As of June 30, 1997, Norwest's total capital and Tier 1 capital to risk-weighted assets ratios were 11.03% and 9.11%, respectively.

  The Federal Reserve Board also requires bank holding companies to comply with minimum leverage ratio guidelines. The leverage ratio is the ratio of a bank holding company's Tier 1 capital to its total consolidated quarterly average assets, less goodwill and certain other intangible assets. The guidelines require a minimum leverage ratio of 3% for bank holding companies that meet certain specified criteria, including having the highest supervisory rating. All other bank holding companies are required to maintain a minimum leverage ratio of 4% to 5%. The Federal Reserve Board has not advised Norwest of any specific leverage ratio applicable to it. As of June 30, 1997, Norwest's leverage ratio was 6.43%.

  The Federal Reserve Board's capital guidelines provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Also, the guidelines indicate that the Federal Reserve Board will consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital (excluding intangibles) to total assets (excluding intangibles).

  Norwest's banking subsidiaries are subject to risk-weighted and leverage capital guidelines substantially similar to those imposed by the Federal Reserve Board on bank holding companies.

  Other Measures of Capital Adequacy and Safety and Soundness. In assessing a banking organization's capital adequacy, federal bank regulatory agencies will also consider the organization's credit concentration risk and risks associated with nontraditional activities, as well as the organization's ability to manage those risks. This evaluation will be performed as part of the organization's regular safety and soundness examination.

  Effective January 1, 1998, federal bank regulatory agencies will require banking organizations that engage in significant trading activity to calculate a charge for market risk. Organizations may opt to comply effective January 1, 1997. Significant trading activity, for this purpose, means trading activity of at least 10% of total assets or $1 billion, calculated on a consolidated basis for bank holding companies. Federal bank regulators may apply the market risk measure to other banks and bank holding companies if the agency deems necessary or appropriate for safe and sound banking practices. Each agency may exclude organizations that it supervises that otherwise meet the criteria under certain circumstances. The market risk charge will be included in the calculation of an organization's risk-based capital ratios. Norwest has historically not engaged in significant trading activity.

  As an additional means to identify problems in the financial management of depository institutions, the FDI Act requires federal bank regulatory agencies to establish certain non-capital safety and soundness standards for institutions for which they are the primary federal regulator. The standards relate generally to operations and management, asset quality, interest rate exposure and executive compensation. The agencies are authorized to take action against institutions that fail to meet such standards.

  Prompt Corrective Action. The FDI Act requires federal bank regulatory agencies to take "prompt corrective action" with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

  Federal bank regulatory agencies have adopted regulations that classify insured depository institutions into one of five capital-based categories. The regulations use the total capital ratio, the Tier 1 capital ratio and the leverage ratio as the relevant measures of capital. A depository institution is
(a) "well capitalized" if it has a risk-adjusted total capital ratio of at least 10%, a Tier 1 capital ratio of at least 6% and a leverage ratio of at least 5% and is not subject to any order or written directive to maintain a specific capital level; (b) "adequately capitalized" if it has a total capital ratio of at least 8%, a Tier 1 capital ratio of at least 4% and a leverage ratio of at least 4% (3% in some cases) and is not well capitalized; (c) "undercapitalized" if it has a total capital ratio of less than 8%, a Tier 1 capital ratio of less than 4% or a leverage ratio of less than 4% (3% in some cases); (d) "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio of less than 3%; and (e) "critically undercapitalized" if its tangible equity is less than 2% of total assets. As of June 30, 1997, all of Norwest's insured depository institutions met the criteria for well capitalized institutions as set forth above.

  A depository institution's primary federal bank regulatory agency is authorized to downgrade the institution's capital category to the next lower category upon a determination that the institution is engaged in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a less than satisfactory rating on its most recent examination with respect to its asset quality, management, earnings or liquidity.

  The FDI Act generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would as a result be undercapitalized. Undercapitalized depository institutions are subject to a wide range of limitations on operations and activities (including asset growth) and are required to submit a capital restoration plan. The federal bank regulatory agency may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with the plan. The aggregate liability of the parent holding company is limited to the lesser of (a) 5% of the depository institution's total assets at the time it became undercapitalized or (b) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to the institution as of the time it fails to comply with the plan. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

  Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

FDIC INSURANCE

  The FDIC insures the deposits of Norwest's depository institution subsidiaries through the Bank Insurance Fund ("BIF") or, in the case of deposits held by its savings and loan association subsidiary or deposits held by banking subsidiaries as a result of savings and loan associations acquired by Norwest, through the Savings Association Insurance Fund ("SAIF"). The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness.

  The BIF assessment rate currently ranges from zero to 27 cents per $100.00 of domestic deposits, with Subgroup A institutions assessed at a rate of zero and Subgroup C institutions assessed at a rate of 27 cents. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the rate assessed one or more of Norwest's banking subsidiaries could have a material adverse effect on Norwest's earnings, depending on the amount of the increase. Deposits insured by SAIF are currently assessed at the BIF rate of zero to 27 cents per $100.00 of domestic deposits. The SAIF assessment rate may increase or decrease as is necessary to maintain the designated SAIF reserve ratio of 1.25% of insured deposits.

  The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance with respect to one or more of Norwest's subsidiary depository institutions could have a material adverse effect on Norwest's earnings, depending on the collective size of the particular institutions involved.

  Effective January 1, 1997, all FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds (commonly referred to as FICO bonds) were issued to capitalize the Federal Savings and Loan Insurance Corporation. Until December 31, 1999 or when the last savings and loan association ceases to exist, whichever occurs first, depository institutions will pay approximately 6.4 cents per $100.00 of SAIF-assessable deposits and approximately 1.3 cents per $100.00 of BIF-assessable deposits.

  Subject to certain conditions, BIF and SAIF will be merged into one insurance fund effective January 1, 1999.

FISCAL AND MONETARY POLICIES

  Norwest's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. Norwest is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of Norwest's banking subsidiaries and, thus, those of Norwest.

COMPETITION

  The financial services industry is highly competitive. Norwest's subsidiaries compete with traditional financial services providers, such as banks, savings and loan associations, credit unions, finance companies, mortgage banking companies, insurance companies, and money market and mutual fund companies. They also face increased competition from non-banking institutions such as brokerage houses and insurance companies, as well as from financial services subsidiaries of commercial and manufacturing companies. Many of these competitors enjoy the benefits of advanced technology, fewer regulatory constraints and lower cost structures.

  The financial services industry is likely to become even more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

                                    EXPERTS

  The consolidated financial statements of Norwest and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Valley and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 included in this Proxy Statement-Prospectus are included herein in reliance on the report of Burton, McCumber & Prichard, L.L.P., independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Stanley S. Stroup, Executive Vice President and General Counsel of Norwest has rendered a legal opinion that the shares of Norwest Common Stock offered hereby, when issued in accordance with the Reorganization Agreement, will be validly issued, fully paid and nonassessable. This opinion means that (a) Norwest has a sufficient number of authorized but unissued shares of Norwest Common Stock to issue the required number of shares in the Merger, (b) the Norwest Board has taken all action necessary under the DGCL to authorize the issuance of the shares pursuant to the Reorganization Agreement, (c) when exchanged for shares of Valley Common Stock (including shares of Valley Common Stock received upon conversion of the Series C Preferred and the Series D Preferred), the shares of Norwest Common Stock issued in the Merger will be fully paid for and not subject to any additional charges. Mr. Stroup beneficially owns shares of Norwest Common Stock and options to purchase additional shares of Norwest Common Stock. As of the date of this Proxy Statement-Prospectus, the number of shares Mr. Stroup owns or has the right to acquire upon exercise of his options, in the aggregate, is less than 0.1% of the outstanding shares of Norwest Common Stock.

  The material U.S. Federal income tax consequences of the Merger to Valley's shareholders will be passed upon for Valley by the law firm of Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas.

                   INFORMATION CONCERNING NORWEST MANAGEMENT

  Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning Norwest is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1996. Norwest's annual report is incorporated by reference into this Proxy Statement-Prospectus. Valley's shareholders who want a copy of this annual report or any document incorporated by reference into the report may contact Norwest at the address or phone number indicated under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

  Norwest files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Norwest at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Norwest's SEC filings are also available to the public from commercial document retrieval services and on the SEC Internet site (http://www.sec.gov).

  Norwest filed a registration statement on Form S-4 to register with the SEC the Norwest Common Stock to be issued to Valley's shareholders in the Merger. This Proxy Statement-Prospectus is part of that registration statement. As allowed by SEC rules, this Proxy Statement-Prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

  Some of the information you may want to consider in deciding how to vote on the Merger is not physically included in this Proxy Statement-Prospectus. Instead, the information is "incorporated by reference" to documents filed as appendixes to this Proxy Statement-Prospectus or to documents that have been filed by Norwest with the SEC under SEC File No. 1-2979. See "WHAT INCORPORATED BY REFERENCE MEANS" at the beginning of this document.

  The Norwest documents that have been incorporated by reference consist of:

  . Norwest's annual report on Form 10-K for the year ended December 31, 1996;

  . Norwest's quarterly reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

  . Norwest's current reports on Form 8-K dated January 16, 1997 (filed January 23, 1997), April 14, 1997 (filed April 21, 1997), June 3, 1997
     (filed June 10, 1997), July 14, 1997 (filed July 21, 1997) and October 10, 1997 (filed October , 1997);

  . Norwest's current report on Form 8-K dated October 10, 1997 (filed October , 1997) containing a description of the Norwest Common Stock; and

  . Norwest's registration statement on Form 8-A dated December 6, 1988, as amended pursuant to Form 8-A/A dated October , 1997, relating to preferred stock purchase rights attached to shares of Norwest Common Stock.

  All reports and proxy statements filed by Norwest after the date of this Proxy Statement-Prospectus and before the Meeting are automatically incorporated by reference into this Proxy Statement-Prospectus.

  This Proxy Statement-Prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference. Reports filed by Norwest with the SEC after the date of this Proxy Statement-Prospectus may also contain information that updates, modifies or is contrary to information in the documents incorporated by reference. You should review these reports, as they may disclose a change in the business prospects, financial condition or other affairs of Norwest since the date of this Proxy Statement-Prospectus.

  As explained above, you may read and copy all reports filed by Norwest with the SEC at the SEC's public reference rooms. Norwest will provide, without charge, copies of any report incorporated by reference into this Proxy Statement-Prospectus, excluding exhibits other than those that are specifically incorporated by reference to an exhibit in this Proxy Statement-Prospectus. You may obtain a copy of any document incorporated by reference by writing or calling Norwest as follows:

                     Norwest Corporation
                     Corporate Secretary
                     Norwest Center
                     Sixth and Marquette
                     Minneapolis, MN 55479-1026
                     (612) 667-8655

  To ensure delivery of the copies in time for the Meeting, your request
should be received by Norwest by     , 1997.


   IN DECIDING HOW TO VOTE ON THE MERGER, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT-PROSPECTUS. NEITHER NORWEST NOR VALLEY HAS AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS. THIS PROXY STATEMENT-PROSPECTUS IS DATED SEPTEMBER , 1997. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING TO YOU OF THIS PROXY STATEMENT-PROSPECTUS NOR THE ISSUANCE TO YOU OF SHARES OF NORWEST COMMON STOCK WILL CREATE ANY IMPLICATION TO THE CONTRARY. THIS PROXY STATEMENT-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION.

                              FINANCIAL STATEMENTS
                        OF FIRST VALLEY BANK GROUP, INC.

                                     INDEX

                                                                            PAGE
                                                                            ----
Report of Independent Certified Public Accountants........................  F-2
Consolidated Balance Sheets at June 30, 1997, December 31, 1996, and
 December 31, 1995........................................................  F-3
Consolidated Statements of Earnings for Six Months Ended June 30, 1997 and
 June 30, 1996 and for Years Ended December 31, 1996, December 31, 1995,
 and December 31, 1994....................................................  F-4
Consolidated Statement of Stockholders' Equity............................  F-5
Consolidated Statements of Cash Flows for Six Months Ended June 30, 1997
 and June 30, 1996 and for Years Ended December 31, 1996, December 31,
 1995, and December 31, 1994..............................................  F-6
Notes to Consolidated Financial Statements................................  F-7

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Valley Bank Group, Inc.

  We have audited the consolidated balance sheets of First Valley Bank Group, Inc. and subsidiaries and as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Valley Bank Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Burton McCumber & Prichard, L.L.P.

Brownsville, Texas
March 14, 1997

                         FIRST VALLEY BANK GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                           JUNE 30,   DECEMBER 31, DECEMBER 31,
                                             1997         1996         1995
                                          ----------- ------------ ------------
                                          (UNAUDITED)
                 ASSETS
Cash and due from banks..................  $ 24,838     $ 24,794     $ 22,501
Federal funds sold.......................     2,780        8,805       14,080
                                           --------     --------     --------
  Cash and cash equivalents (note A12)...    27,618       33,599       36,581
Interest-bearing deposits................       --           100          --
Investment securities (notes A2 and B)
  Available-for-sale.....................   103,386      110,801       77,075
Loans--net (notes A3, A4, A10, C, D, and
 I)......................................   282,204      267,812      223,872
Bank premises and equipment--net (notes
 A5 and E)...............................    20,866       22,617       16,063
Other assets (notes A7, A8 and F)........    11,807       11,494        7,506
                                           --------     --------     --------
    Total Assets.........................  $445,881     $446,423     $361,097
                                           ========     ========     ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
 Deposits
  Non interest-bearing...................  $ 98,670     $100,705     $ 79,904
  Interest-bearing (note L)..............   303,601      305,017      248,622
                                           --------     --------     --------
    Total deposits.......................   402,271      405,722      328,526
 Notes payable (note H)..................     6,467        6,691        3,855
 Subordinated debentures (note P)........     1,408        1,639        2,210
 Other liabilities (notes G and K).......     4,474        3,569        1,882
                                           --------     --------     --------
    Total liabilities....................   414,620      417,621      336,473
COMMITMENTS AND CONTINGENCIES (note K)...       --           --           --
STOCKHOLDERS' EQUITY
 Convertible preferred stock (note O)....     2,646        2,518        2,578
 Common stock--no par value; authorized
  2,000,000 shares (1,000,000 in 1995);
  issued 745,010 and 673,010 in 1996 and
  1995, respectively; outstanding 693,139
  and 673,581 shares in 1996 and 1995,
  respectively (note J)..................     8,604        8,604        5,604
 Guaranteed ESOP obligation (notes H and
  J).....................................    (1,964)      (2,179)         --
 Retained earnings.......................    21,976       19,760       16,318
 Net unrealized gain (loss) on securities
  available-for-sale, net of tax of $51
  and $64 in 1996 and 1995,
  respectively...........................        (1)          99          124
                                           --------     --------     --------
    Total stockholders' equity...........    31,261       28,802       24,624
                                           --------     --------     --------
    Total liabilities and stockholders'
     equity..............................  $445,881     $446,423     $361,097
                                           ========     ========     ========

        The accompanying notes are an integral part of these statements.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                         SIX MONTHS ENDED JUNE 30,       YEAR ENDED DECEMBER 31,
                         ----------------------------    ------------------------
                             1997            1996         1996     1995    1994
                         ------------    ------------    -------  ------- -------
                         (UNAUDITED)     (UNAUDITED)
Interest and fees on
 loans..................   $     13,696    $     12,450  $25,689  $21,732 $16,694
Interest and dividends
 on investment
 securities
  Taxable...............          3,146           2,379    5,367    4,689   4,370
  Nontaxable............            139             145      297      234     339
                           ------------    ------------  -------  ------- -------
                                  3,285           2,524    5,664    4,923   4,709
Other...................            139             341      793      635     595
                           ------------    ------------  -------  ------- -------
    Total interest
     income (note N)....         17,120          15,315   32,146   27,290  21,998
Interest on deposits....          5,966           5,529   11,582    9,343   6,584
Interest on long-term
 debt...................            278             288      587      618     406
                           ------------    ------------  -------  ------- -------
    Total interest
     expense (note R)...          6,244           5,817   12,169    9,961   6,990
                           ------------    ------------  -------  ------- -------
    Net interest
     income.............         10,876           9,498   19,977   17,329  15,008
Provision for loan
 losses (notes A4 and
 D).....................          1,189             667    1,393      892     106
                           ------------    ------------  -------  ------- -------
    Net interest income
     after provision for
     loan losses........          9,687           8,831   18,584   16,437  14,902
Other Income
  Service charges on
   deposit accounts.....          2,473           1,947    4,344    3,578   3,427
  Security gains
   (losses).............             19               7       (3)     156      (2)
  Other income..........            747             646    1,445    1,141     927
                           ------------    ------------  -------  ------- -------
                                  3,239           2,600    5,786    4,875   4,352
                           ------------    ------------  -------  ------- -------
Other expenses
  Salaries and employee
   benefits (notes J and
   K)...................          5,095           4,071    8,559    7,430   6,402
  Occupancy expense.....          1,929           1,735    1,947    1,332   1,105
  Other operating
   expenses (notes A8
   and F)...............          2,450           3,052    8,178    7,393   6,060
                           ------------    ------------  -------  ------- -------
                                  9,474           8,858   18,684   16,155  13,567
                           ------------    ------------  -------  ------- -------
    Income before income
     taxes..............          3,452           2,573    5,686    5,157   5,687
Income tax expense
 (notes A6 and G)
  Currently payable.....          1,406           1,062    1,912    1,756   2,076
  Deferred tax
   (credit).............           (276)           (124)     103       60    (166)
                           ------------    ------------  -------  ------- -------
                                  1,130             938    2,015    1,816   1,910
                           ------------    ------------  -------  ------- -------
    Net income..........   $      2,322    $      1,635  $ 3,671  $ 3,341 $ 3,777
                           ============    ============  =======  ======= =======
Earnings Per Share:
 Primary:
  Primary earnings per
   common share.........   $       3.22    $       2.28  $  4.97  $  4.62 $  5.39
                           ============    ============  =======  ======= =======
  Weighted average
   common shares
   outstanding..........        687,609         668,872  693,211  676,321 654,682
                           ============    ============  =======  ======= =======
 Fully-diluted:
  Fully-diluted earnings
   per common share.....   $       3.17    $       2.28  $  4.91  $  4.48 $  5.09
                           ============    ============  =======  ======= =======
  Weighted average
   common shares
   outstanding..........        732,047         715,963  747,282  745,432 741,348
                           ============    ============  =======  ======= =======

        The accompanying notes are an integral part of these statements.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                    NET UNREALIZED
                          PREFERRED PREFERRED PREFERRED        GUARANTEED           GAIN (LOSS) ON      TOTAL
                            STOCK     STOCK     STOCK   COMMON    ESOP    RETAINED   AVAILABLE-FOR  STOCKHOLDERS'
                          SERIES B  SERIES C  SERIES D  STOCK  OBLIGATION EARNINGS  SALE SECURITIES    EQUITY
                          --------- --------- --------- ------ ---------- --------  --------------- -------------
Balance at January 1,
 1995...................   $ 2,013    $ 565    $  --    $5,053  $   --    $13,196       $(1,950)       $18,877
Issuance of 18,057
 shares of common stock
 related to termination
 of FirstBank Group,
 Inc. Incentive
 Compensation Plan......       --       --        --       551      --        --            --             551
Unrealized gain on
 available-for-sale
 securities, net of
 taxes of $1,068........       --       --        --       --       --        --          2,074          2,074
Dividends declared on
 preferred stock ($.085
 per share).............       --       --        --       --       --       (219)          --            (219)
Net Income..............       --       --        --       --       --      3,341           --           3,341
                           -------    -----    ------   ------  -------   -------       -------        -------
Balance at December 31,
 1995...................     2,013      565       --     5,604      --     16,318           124         24,624
Redemption of Preferred
 Stock Series B.........    (2,013)     --        --       --       --        --            --          (2,013)
Issuance of 71,429
 shares of common stock
 to ESOP................       --       --        --     3,000   (3,000)      --            --               -
Shares released for
 allocation.............       --       --        --       --       821       --            --             821
Sale of 19,531 shares of
 Preferred Stock Series
 D......................       --       --      1,953      --       --        --            --           1,953
Unrealized loss on
 available-for-sale
 securities, net of tax
 benefit of $13.........       --       --        --       --       --        --            (25)           (25)
Dividends declared on
 preferred stock ($.07,
 $.085 and $.02 per
 share for Series B, C,
 and D, respectively)...       .07     .085       .02      --       --       (229)          --            (229)
Net income..............       --       --        --       --       --      3,671           --           3,671
                           -------    -----    ------   ------  -------   -------       -------        -------
Balance at December 31,
 1996...................       --       565     1,953    8,604   (2,179)   19,760            99         28,802
Shares released for
 allocation
 (unaudited)............       --       --        --       --       215       --            --             215
Sale of 1,280 shares of
 Preferred Stock Series
 D (unaudited)..........       --       --        128      --       --        --            --             128
Unrealized loss on
 available-for-sale
 securities, net of tax
 benefit of $52
 (unaudited)............       --       --        --       --       --        --           (100)          (100)
Dividends declared on
 preferred stock
 (unaudited) ($.025 and
 $.04 per share for
 Series C and D,
 respectively)..........       --     .0425       .04      --       --       (106)          --            (106)
Net income (unaudited)..       --       --        --       --       --      2,322           --           2,322
                           -------    -----    ------   ------  -------   -------       -------        -------
Balance at June 30, 1997
 (unaudited)............   $   --     $ 565    $2,081   $8,604  $(1,964)  $21,976       $    (1)       $31,261
                           =======    =====    ======   ======  =======   =======       =======        =======

         The accompanying notes are an integral part of this statement.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                          SIX MONTHS ENDED JUNE 30.        YEAR ENDED DECEMBER 31,
                          ----------------------------    ----------------------------
                              1997            1996          1996      1995      1994
                          ------------    ------------    --------  --------  --------
                          (UNAUDITED)     (UNAUDITED)
Cash flow from operating
 activities:
 Net income.............   $      2,322    $      1,635   $  3,671  $  3,341  $  3,777
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Depreciation and
   amortization.........          1,272           1,001      2,273     1,643     1,154
  Provision for loan
   losses...............          1,189             667      1,393       892       106
  (Increase) decrease in
   other assets.........           (457)            --        (403)   (2,013)     (608)
  Increase (decrease) in
   other liabilities....            905             611        619       173       269
  Other.................            (33)            (37)        28      (430)      442
                           ------------    ------------   --------  --------  --------
    Net cash provided by
     operating
     activities.........          5,198           3,877      7,581     3,606     5,140
Cash flows from
 investing activities:
 Acquisition of Pharr
  BHC (notes A8 and M)..            --           (1,754)    (1,754)      --        --
 Purchase of investment
  securities............        (12,993)        (29,232)   (76,860)   (7,228)  (40,595)
 Proceeds from sales and
  maturities of
  investment
  securities............         17,545          31,955     69,618    33,936    33,013
 Net increase in loans..        (15,610)        (19,405)   (19,672)  (37,208)  (27,471)
 Other..................          3,317            (367)    (3,533)   (3,172)   (4,771)
                           ------------    ------------   --------  --------  --------
    Net cash provided by
     investing
     activities.........         (7,741)        (18,803)   (32,201)  (13,672)  (39,824)
Cash flows from
 financing activities:
 Acquisition debt.......            --            5,500      5,500       --        --
 Increase in deposits...            --              --      19,394    21,335    19,538
 Other..................         (3,438)            127     (3,256)      (25)      779
                           ------------    ------------   --------  --------  --------
    Net cash provided
     from (used in)
     financing
     activities.........         (3,438)          5,627     21,638    21,310    20,317
    Increase (decrease)
     in cash and cash
     equivalents........         (5,981)         (9,299)    (2,982)   11,244   (14,367)
Cash and cash equiva-
 lents at beginning of
 period.................         33,599          36,581     36,581    25,337    39,704
                           ------------    ------------   --------  --------  --------
Cash and cash equiva-
 lents at end of peri-
 od.....................   $     27,618    $     27,282   $ 33,599  $ 36,581  $ 25,337
                           ============    ============   ========  ========  ========

        The accompanying notes are an integral part of these statements.

                FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

NOTE A--SUMMARY OF ACCOUNTING POLICIES

  On October 27, 1995, First Valley Bank Group, Inc. and Subsidiaries (FVBG) and Pharr Financial Corporation (Pharr BHC) signed an Agreement and Plan of Reorganization (Agreement) whereby FVBG would acquire all of the issued and outstanding stock of Pharr BHC through the merger of New Pharr Financial Corporation (Newco), a subsidiary of the Company, with and into Pharr BHC. Pharr BHC owned all of the stock of Security State Bank, Pharr, Texas, a state banking association (Pharr Bank). Effective at the opening of business on April 1, 1996, the stock of Pharr BHC was acquired for cash of $9,697.

  The transaction has been accounted for as a purchase in accordance with generally accepted accounting principles. Accordingly, the assets and liabilities were accounted for at their respective estimated fair values. Goodwill of $2,646 was recorded and is being amortized over a period of 15 years on a straight-line basis. The statement of earnings includes the operations of Pharr BHC for the period from April 1, 1996 through December 31, 1996. As the transaction represented a purchase of corporate stock, the assets and liabilities were accounted for at their respective historical tax base for federal income tax purposes. As a result, a deferred tax liability of $1,135 was recorded based on the difference between the tax and financial statement bases of the assets and liabilities.

  The following unaudited pro forma consolidated results of operations assume that the purchase occurred on January 1, 1995:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1996        1995
                                                         ----------- -----------
     Revenues........................................... $    39,349 $    37,590
     Net Income......................................... $     3,793 $     3,974

  On May 19, 1995, the shareholders of FirstBank Group, Inc. and Raymondville State Bancshares, Inc. (Raymondville) approved the merger of Raymondville with and into FirstBank Group, Inc. effective June 1, 1995. The surviving entity's name was changed to First Valley Bank Group, Inc. Raymondville's wholly-owned subsidiary, First Valley Delaware Financial Corporation, is the parent of First Valley Bank, the surviving bank resulting from the merger of Raymondville's subsidiary bank--First Valley Bank (formerly Raymondville State
Bank) and FirstBank Group's subsidiary bank--FirstBank. Under the terms of the agreement, Raymondville shareholders received 3.3 shares of First Valley Bank Group, Inc. stock for each share of Raymondville stock. Accordingly, First Valley Bank Group, Inc. issued 239,677 shares of common stock. Both banks have been active in the Rio Grande Valley for many years.

  The merger qualified as a tax-free reorganization and was accounted for as a pooling of interests.

  Combined and separate results of FirstBank Group, Inc. and Raymondville during the period preceding the merger are as follows:

               FIVE MONTHS ENDED              FIRSTBANK
           MAY 31, 1995 (UNAUDITED)          GROUP, INC. RAYMONDVILLE COMBINED
           ------------------------          ----------- ------------ --------
   Net revenues.............................   $6,417       $3,778    $10,195
   Net income...............................    1,272          485      1,757

  In connection with the merger, transaction costs of $426 were incurred. The costs include expenses primarily for professional fees.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The accounting policies of the Company conform to practices within the banking industry and are based on generally accepted accounting principles. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

1. PRINCIPLES OF CONSOLIDATION

  The accompanying financial statements include First Valley Bank Group, Inc. (Company) and its subsidiary, First Valley Delaware Financial Corporation (First Valley Delaware) and its subsidiary, First Valley Bank (Bank). First Valley Bank Group, Inc. accounts for its investment in First Valley Delaware and Bank using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

2. INVESTMENT SECURITIES

  In accordance with Financial Accounting Standards Board Statement 115, Accounting for Certain Investments in Debt and Equity Securities (FASB 115), the Company is required to classify investments in marketable equity securities and debt securities as trading securities, available-for-sale securities, or held-to-maturity securities. The Statement requires trading securities and available-for-sale securities to be carried at fair value, with unrealized holding gains and losses of trading securities included in the determination of net income and unrealized holding gains and losses of available-for-sale securities included in equity. Held-to-maturity securities are to be carried at amortized cost.

  The adjusted carrying amount of the specific securities sold is used to compute gains or losses on the sale of securities.

3. LOAN INCOME RECOGNITION

  Installment loans are made on a discount basis, whereby the amount of the discount is subsequently included in interest income ratably over the period of the related loan under the sum-of-the-months digits (Rule of 78's) method. Income recognized under the sum-of-the-months digits method is not materially different from income that would be recognized under the level yield or "interest method". Interest on other loans is accrued as earned.

4. RESERVE FOR LOAN LOSSES

  The reserve for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the reserve for loan losses when management believes that the collectibility of the principal is unlikely. The reserve is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

5. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line basis over the estimated useful life of each type of asset. Costs of major additions

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

and improvements are capitalized. When an item is retired or otherwise disposed of, the bank premises and equipment accounts are relieved of the cost, and the accumulated depreciation, up to the date of disposition, is charged against the allowance for accumulated depreciation. Any resulting gain or loss is reflected in current operations. Expenditures for maintenance and repairs are charged to operations as incurred.

6. INCOME TAX

  The Company files a consolidated income tax return.

  Under the liability method specified by Financial Accounting Standards Board Statement 109, Accounting For Income Taxes (FASB 109), deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are provisions for loan losses, depreciation, premises and equipment, loan origination costs and deferred compensation costs.

7. OTHER REAL ESTATE OWNED

  Other real estate owned is comprised of property to which the Company has obtained title through foreclosure in lieu of payment of debts. At acquisition, these properties are valued at the lower of estimated fair value or the unpaid principal and interest on the related loans. Any resulting loss at that time is charged to the reserve for loan losses. Operating expenses of such properties, net of related income, are included in other operating expenses. Gains and losses on disposition are included in other gains and losses.

8. INTANGIBLE ASSETS

  Core deposit base represents the present value of the future net income stream associated with acquired deposit relationships. The core deposit base intangible is amortized over its estimated life. Goodwill is amortized on a straight-line basis over 15 to 40 years. The assumption premium paid to the Federal Deposit Insurance Corporation is amortized over 15 years. Organization costs are amortized on a straight-line basis over 5 years.

9. EMPLOYEE STOCK OWNERSHIP PLAN

  The Company has a qualified employee stock ownership plan for all eligible employees. Both employer and employee contributions are permitted under the plan.

10. LOAN COMMITMENT FEES AND LOAN ORIGINATION COSTS

  Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield over the life of the loans.

11. CREDIT CARD DEPARTMENT

  The Bank provides credit approval related to the issuance of its credit cards. The processing of charges, billing, and collection is performed by a service company which settles transactions with the Bank on a daily basis.

12. CASH AND CASH EQUIVALENTS

  Cash and cash equivalents includes cash and due from banks and federal funds sold.

                FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


13. USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

14. IMPAIRMENT OF LONG-LIVED ASSETS

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FASB 121), effective for fiscal years beginning after December 15, 1995. The provisions of FASB 121 require the Bank to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment has occurred, the amount of the impairment will be charged to operations. No impairments were recognized in 1996.

15. INCENTIVE COMPENSATION PLAN

  The Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FASB 123), effective January 1, 1996 in accounting for its Incentive Compensation Plan (see note K3).

16. UNAUDITED FINANCIAL STATEMENTS

  The consolidated balance sheets as of June 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for the six months ended June 30, 1997 and 1996 have been prepared without audit. In the opinion of management, the consolidated financial statements include all adjustments (which include only normal recurring adjustments) and eliminations necessary to present fairly the consolidated financial position as of June 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for the six months ended June 30, 1997 and 1996.

17. EARNINGS PER COMMON SHARE

  Primary earnings per common share are computed by dividing net income (less preferred dividends) by the weighted average number of common shares and common share equivalents outstanding during the period. On a fully-diluted basis, both net earnings and shares outstanding are adjusted to assume the conversion of convertible preferred stock.

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards 128 (FASB 128) "Earnings Per Share", which supersedes APB Opinion 15 (APB 15), "Earnings Per Share". The statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted. The Company does not expect a material change in earnings per share data in any of the periods presented in the accompanying Consolidated Statements of Earnings as a result of adopting FASB 128.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


NOTE B--INVESTMENT SECURITIES

  The carrying amounts of investment securities as shown in the accompanying consolidated balance sheets and their approximate fair values at December 31, 1996 and 1995, are as follows:

                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED  MARKET
                1996                    COST      GAINS      LOSSES     VALUE
                ----                  --------- ---------- ---------- ---------
U.S. Treasury securities............  $ 69,271     $238      $ --     $ 69,509
Obligations of U.S. government agen-
 cies...............................     6,438      --          (4)      6,434
Obligations of states and political
 subdivisions.......................     7,085       64        --        7,149
Mortgage-backed securities..........    26,396      --        (148)     26,248
Corporate and other bonds...........        25      --         --           25
Equity securities...................     1,436      --         --        1,436
                                      --------     ----      -----    --------
  Totals............................  $110,651     $302      $(152)   $110,801
                                      ========     ====      =====    ========
                                                  GROSS      GROSS    ESTIMATED
                                      AMORTIZED UNREALIZED UNREALIZED  MARKET
                1995                    COST      GAINS      LOSSES     VALUE
                ----                  --------- ---------- ---------- ---------
U.S. Treasury securities............  $ 54,612     $286      $ --     $ 54,898
Obligations of U.S. government agen-
 cies...............................     2,705      --         (18)      2,687
Obligations of states and political
 subdivisions.......................     7,143       82        --        7,225
Mortgage-backed securities..........    10,963      --        (163)     10,800
Corporate and other bonds...........       120        1        --          121
Equity securities...................     1,344      --         --        1,344
                                      --------     ----      -----    --------
  Totals............................  $ 76,887     $369      $(181)   $ 77,075
                                      ========     ====      =====    ========

  The scheduled maturities of debt securities available-for-sale at December 31, 1996, are shown below. Scheduled maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             AMORTIZED   FAIR
                                                               COST     VALUE
                                                             --------- --------
   Due in one year or less.................................. $ 31,261  $ 31,273
   Due after one year through five years....................   50,987    51,288
   Due after five years through ten years...................      171       179
   Due after ten years......................................      400       377
                                                             --------  --------
                                                               82,819    83,117
   Mortgage-backed securities...............................   26,396    26,248
                                                             --------  --------
                                                             $109,215  $109,365
                                                             ========  ========

  Proceeds from sales and maturities of investment securities during 1996, 1995 and 1994 were $69,618 and $33,936 and $33,013, respectively. Gains (losses) of $(3) and $156 and $(2) were realized on sales in 1996, 1995 and 1994, respectively.

  At December 31, 1996, investment securities having a carrying value of approximately $45,179 were pledged to secure public funds on deposit and for other purposes required or permitted by law.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

NOTE C--LOANS

  The composition of the Company's loan portfolio is as follows at December
31,:

                                                               1996      1995
                                                             --------  --------
   Real estate and mortgage loans........................... $147,453  $122,027
   Commercial and agricultural loans........................   65,157    51,612
   Consumer loans...........................................   26,328    22,090
   Installment add-ons......................................   31,011    28,427
   Other....................................................    3,947     5,455
                                                             --------  --------
                                                              273,896   229,611
   Unearned discount........................................   (3,532)   (3,592)
                                                             --------  --------
                                                              270,364   226,019
   Reserve for loan losses (note D).........................   (2,552)   (2,147)
                                                             --------  --------
                                                             $267,812  $223,872
                                                             ========  ========

  Impairment of loans having recorded investments of $1,018 and $510 at December 31, 1996 and 1995, respectively, has been recognized in conformity with FASB 114, as amended by FASB 118. The average recorded investment in impaired loans during 1996 and 1995 was $764 and $618, respectively. The total allowance for loan losses related to these loans was $77 and $51 on December 31, 1996 and 1995, respectively.

  The majority of the Bank's loans are concentrated in the lower Rio Grande Valley. The ultimate source of repayment of the Bank's loans depends in large part upon the local economy of that area.

NOTE D--RESERVE FOR LOAN LOSSES

  Transactions in the reserve for loan losses are summarized as follows:

                                                         1996    1995    1994
                                                        ------  ------  ------
   Balance--January 1,................................. $2,147  $1,901  $1,845
   Provisions charged to operating expenses............  1,393     892     106
   Loans charged off................................... (1,501)   (725)   (359)
   Recoveries on loans previously charged off..........    183      79     309
   Reserves related to Security State Bank portfolio...    330     --      --
                                                        ------  ------  ------
   Balance--December 31,............................... $2,552  $2,147  $1,901
                                                        ======  ======  ======

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


NOTE E--BANK PREMISES AND EQUIPMENT

  Bank premises and equipment are as follows at December 31:

                                                                1996     1995
                                                               -------  -------
   Banking house.............................................. $16,161  $10,775
   Furniture, fixtures and equipment..........................  12,303    9,668
   Automobiles................................................     322      304
                                                               -------  -------
                                                                28,786   20,747
   Less accumulated depreciation.............................. (10,822)  (9,089)
                                                               -------  -------
                                                                17,964   11,658
   Construction in progress...................................     209      406
   Land.......................................................   4,444    3,999
                                                               -------  -------
                                                               $22,617  $16,063
                                                               =======  =======

NOTE F--INTANGIBLE ASSETS

  Intangible assets are as follows at December 31:

                                                               1996
                                                  ------------------------------
                                                  ORIGINAL ACCUMULATED  CARRYING
                                                   AMOUNT  AMORTIZATION  VALUE
                                                  -------- ------------ --------
   Core deposit base.............................  $2,658     $2,448     $  210
   Goodwill......................................   4,650        852      3,798
   Organization costs............................     196        189          7
   Assumption premium............................     290        156        134
                                                   ------     ------     ------
                                                   $7,794     $3,645     $4,149
                                                   ======     ======     ======
                                                               1995
                                                  ------------------------------
                                                  ORIGINAL ACCUMULATED  CARRYING
                                                   AMOUNT  AMORTIZATION  VALUE
                                                  -------- ------------ --------
   Core deposit base.............................  $2,588     $2,411     $  177
   Goodwill......................................   2,004        661      1,343
   Organization costs............................     196        185         11
   Assumption premium............................     290        136        154
                                                   ------     ------     ------
                                                   $5,078     $3,393     $1,685
                                                   ======     ======     ======

NOTE G--FEDERAL INCOME TAXES

  The income tax provision is as follows for the years ended December 31,:

                                                            1996   1995   1994
                                                           ------ ------ ------
   Current................................................ $1,912 $1,756 $2,076
   Deferred...............................................    103     60   (166)
                                                           ------ ------ ------
                                                           $2,015 $1,816 $1,910
                                                           ====== ====== ======

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The income tax provision reconciled to the tax computed at the statutory federal rate was:

                                                          1996    1995    1994
                                                         ------  ------  ------
   Tax at statutory rates............................... $1,933  $1,752  $1,931
   Increase (reduction) in tax resulting from:
     Tax exempt income..................................   (103)    (91)   (129)
     Dividend received deduction........................    --      --       (4)
     Goodwill amortization..............................     56      18       4
     Other..............................................    129     137     108
                                                         ------  ------  ------
                                                         $2,015  $1,816  $1,910
                                                         ======  ======  ======

  Deferred tax assets and liabilities are as follows at December 31,:

                                 1996               1995               1994
                          ------------------ ------------------ ------------------
                          ASSETS LIABILITIES ASSETS LIABILITIES ASSETS LIABILITIES
                          ------ ----------- ------ ----------- ------ -----------
Depreciation on premises
 and equipment..........   $--     $  912     $--      $352      $--      $266
Loan origination costs..    --        398      --        95       --        95
Bad debt reserve........    366       --       302      --        227      --
Deferred compensation...    231       --        27      --         78      --
Net operating loss
 carryforward...........     99       --       127      --        155      --
Basis difference in
 premises and
 equipment..............    --        580      --       --        --       --
Other...................     14       --        49      --         19      --
                           ----    ------     ----     ----      ----     ----
                            710     1,890      505      447       479      361
Less: valuation
 allowance..............    --        --       --       --        --       --
                           ----    ------     ----     ----      ----     ----
                           $710    $1,890     $505     $447      $479     $361
                           ====    ======     ====     ====      ====     ====

  As discussed in note A, a deferred tax liability of $1,135 was recorded as a result of the purchase of Pharr BHC.

  Management anticipates full utilization of the deferred tax assets reflected above; therefore, no valuation allowance has been established.

  An analysis of income tax liabilities (assets) is as follows as of December
31,:

                                                                     1996  1995
                                                                    ------ ----
     Current liability............................................. $   81 $ 92
     Deferred liability (asset)....................................  1,180  (58)
                                                                    ------ ----
                                                                    $1,261 $ 34
                                                                    ====== ====

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


NOTE H--NOTES PAYABLE

                                                                   1996   1995
                                                                  ------ ------
Notes payable to the Federal Home Loan Bank; interest at fixed rates ranging from 5.23% to 7.18%; principal and interest due monthly; collateralized by loans...............................  $1,069 $1,165
Note payable to Texas Independent Bank; interest at the daily
 Wall Street Journal rate (8.5% at December 31, 1995); interest payable quarterly beginning September 1, 1995; principal due on demand, but if no demand is made, then in annual installments of $700 on July 20, 1996, 1997 and 1998. The final payment of principal of $590 plus accrued interest is due July 20, 1999.
 The note is collateralized by 80,000 shares of First Valley
 Bank stock, 1,000 shares of First Valley Delaware Financial
 Corporation stock, all dividends and proceeds thereof and a keyman life insurance policy on the president of First Valley
 Bank Group, Inc. ..............................................     --   2,690
Note payable to Texas Independent Bank; interest at the daily
 Wall Street Journal rate (8.25% at December 31, 1996); interest payable quarterly beginning June 20, 1996; principal due on de-
 mand, but if no demand is made, then in annual installments of
 $741 on July 20, 1996, 1997 and 1998; final payment of princi-
 pal of $2,967 plus accrued interest is due July 20, 1999; col-
 lateralized by all of the capital stock of First Valley Bank, all of the capital stock of First Valley Delaware Financial
 Corporation, all dividends and proceeds thereof, a security in-
 terest in all deposits now or hereafter acquired and a keyman life insurance policy on the president of First Valley Bank
 Group, Inc. ...................................................   3,443    --
ESOP note payable to Texas Independent Bank; due in 27 quarterly installments of $107, plus interest at the daily Wall Street
 Journal rate (8.25% at December 31, 1996), beginning June 30,
 1996; final payment of principal of $107 plus accrued interest is due March 31, 2003; collateralized by 51,871 shares of First
 Valley Bank Group, Inc.'s common stock; all of the capital
 stock of First Valley Bank, all of the capital stock of First
 Valley Delaware Financial Corporation, all dividends and pro-
 ceeds therefrom and a keyman life insurance policy on the pres-
 ident of First Valley Bank Group, Inc.; guaranteed by First
 Valley Bank Group, Inc. and First Valley Delaware Financial
 Corporation....................................................   2,179    --
                                                                  ------ ------
                                                                  $6,691 $3,855
                                                                  ====== ======

  Maturities are as follows:

       YEAR ENDING DECEMBER 31,
       ------------------------
         1997............................................................ $3,972
         1998............................................................    536
         1999............................................................    542
         2000............................................................    554
         2001............................................................    564
         Thereafter......................................................    523
                                                                          ------
                                                                          $6,691
                                                                          ======

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The Texas Independent Bank loan agreement contains certain covenants, the most restrictive of which are limitations on total criticized assets of the Bank as a percentage of Tier 1 capital and maintenance of certain capital to assets ratios by the Bank. The Company was in compliance with these covenants at December 31, 1996.

NOTE I--LOANS TO RELATED PARTIES

  In the normal course of business, the Company has made loans to officers and directors and their related business interests. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory lending limitations. The outstanding balance of these loans totaled approximately $8,592 and $7,426 at December 31, 1996 and 1995, respectively.

NOTE J--EMPLOYEE STOCK OWNERSHIP PLAN

  On April 1, 1996, the Employee Stock Ownership Plan (ESOP) borrowed $3,000, which is guaranteed by the Company (see note H), and used the proceeds to purchase 71,429 shares of First Valley Bank Group, Inc.'s common stock at $42.00 per share. The leveraged ESOP plan covers substantially all employees. Employee contributions are matched at the discretion of the Company to a maximum of 3% (6% in 1995) of the individual's compensation, as defined in the plan. The Company's match contributions amounted to $169, $215 and $156 for the years 1996, 1995 and 1994, respectively. Additional contributions to the plan are determined annually at the discretion of the Company's Board of Directors and were $486, $300 and $200 for the years 1996, 1995 and 1994, respectively. The 71,429 shares were initially pledged as collateral for the ESOP debt. As the debt is repaid, shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the Company reports in its balance sheet the debt of the ESOP and unearned ESOP shares, which are the ESOP shares pledged as collateral for the debt. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding. The ESOP shares are appraised annually. The ESOP shares were as follows as of December 31,:

                                                                 1996    1995
                                                                ------- -------
   Allocated shares............................................ 106,724 102,222
   Shares released for allocation..............................  19,558     --
   Unreleased shares...........................................  51,871     --
                                                                ------- -------
     Total ESOP shares......................................... 178,153 102,222
                                                                ======= =======
   Fair value of unreleased shares at December 31.............. $ 2,179 $   --
                                                                ======= =======

NOTE K--COMMITMENTS AND CONTINGENCIES

1. COMMITMENTS TO EXTEND CREDIT

  In the normal course of business, the Company is a party to financial instruments which are not reflected in the accompanying financial statements. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company evaluates its credit and market risks on each commitment on a case by case basis and obtains collateral as deemed necessary. Losses are provided during the same evaluation process as for existing loans as set forth in note A4. The Company does not anticipate any losses as a result of these commitments.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

  The Company had outstanding letters of credit of approximately $1,373 and $985 as of December 31, 1996 and 1995, respectively. The Company had outstanding loan commitments of approximately $24,558 and $19,865 as of December 31, 1996 and 1995, respectively.

2. LITIGATION

  The Company is currently involved in various claims and litigation arising in the normal course of business. The plaintiffs in certain of the lawsuits are requesting unspecified actual damages, unspecified punitive damages and other requested relief. In the opinion of the Company's management, after consultation with outside legal counsel, these matters will not have a material effect on the consolidated financial position or results of operations of the Company.

3. INCENTIVE COMPENSATION PLAN

  FirstBank Group, Inc.'s Board of Directors established an Incentive Compensation Plan in 1993. Incentive contracts with certain senior management of FirstBank Group, Inc. were consummated under the plan with an effective date of January 1, 1993. The plan, which was a non-qualified plan for federal income tax purposes, was terminated May 31, 1995. The plan provided certain incentives in the form of deferred compensation based upon computations as defined in the plan. The accompanying statements of earnings include pre-tax charges of $699 and $114 for incentive compensation in 1995 and 1994 related to this plan.

  An Incentive Compensation Plan benefitting senior management was established June 1, 1995. The plan provides certain incentives in the form of deferred compensation based upon computations as defined in the plan. The plan is a non-qualified plan for federal income tax purposes. The accompanying consolidated statements of earnings include pre-tax charges of $480 and $200 for incentive compensation in 1996 and 1995, respectively, related to this plan.

NOTE L--INTEREST-BEARING DEPOSITS

  Interest-bearing deposits are as follows at December 31,:

                                                               1996     1995
                                                             -------- --------
   NOW and super NOW accounts............................... $ 55,199 $ 52,347
   Money market accounts....................................   38,861   26,089
   Savings deposits.........................................   38,739   30,955
   Certificates of deposit less than $100,000...............  110,750   88,126
   Certificates of deposit and state time deposits of
    $100,000 or more........................................   50,667   42,965
   Individual retirement accounts...........................   10,801    8,140
                                                             -------- --------
                                                             $305,017 $248,622
                                                             ======== ========

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The following is a schedule of maturities of certificates of deposit and individual retirement accounts:

                           YEAR ENDING DECEMBER 31,
                           ------------------------
         1997.......................................................... $142,827
         1998..........................................................   12,678
         1999..........................................................    7,530
         2000-2001.....................................................    9,107
         2002 and thereafter...........................................       76
                                                                        --------
                                                                        $172,218
                                                                        ========

NOTE M--STATEMENTS OF CASH FLOWS

  Noncash activities consisted of the following at December 31,:

                                                      1996     1995     1994
                                                     -------  -------  -------
   Other real estate owned acquired through settle-
    ment of loans..................................  $   355  $   152  $   215
   Other real estate owned sold for notes..........      134      164      --
   Unrealized gain (loss) on available-for-sale se-
    curities.......................................     ( 38)   3,142   (3,610)
   Tax (expense) benefit...........................       13   (1,068)   1,079
                                                     -------  -------  -------
   Net unrealized gain (loss)......................      (25)   2,074   (2,531)
   Property sold for notes.........................      --       440      --
   Refinancing of Texas Independent Bank notes into
    one note.......................................      --     2,690      --
   Refinancing of Corpus Christi National Bank note
    with Texas Independent Bank....................      --       --     1,955
   Common stock issued to ESOP.....................    3,000      --       --

  Cash paid for interest and taxes are as follows for the year ended December
31,:

                                                      1996     1995     1994
                                                     -------  -------  -------
   Interest........................................  $14,929  $ 9,827  $ 6,990
   Taxes...........................................    1,934    1,901    1,745
                                                     -------  -------  -------
                                                     $16,863  $11,728  $ 8,735
                                                     =======  =======  =======

  Details of the acquisition of Pharr HC and Subsidiary in 1996 are as follows:

     Fair value of assets acquired, including goodwill of $2,646...... $69,133
     Liabilities assumed..............................................  59,436
                                                                       -------
     Cash paid........................................................  (9,697)
     Less cash acquired...............................................   7,943
                                                                       -------
     Net cash used in acquisition..................................... $(1,754)
                                                                       =======

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


NOTE N--INTEREST INCOME

  A summary of the major components of interest income and other income is as follows for the years ended December 31,:

   INTEREST INCOME                                       1996    1995    1994
   ---------------                                      ------- ------- -------
   Interest and fees on loans.......................... $25,689 $21,732 $16,694
   Interest on deposits with banks.....................       2       2      45
   Interest on federal funds sold......................     639     453     467
   Interest on investment securities...................   5,664   4,923   4,709
   Other interest income...............................     152     180      83
                                                        ------- ------- -------
                                                        $32,146 $27,290 $21,998
                                                        ======= ======= =======

NOTE O--PREFERRED STOCK

  Convertible preferred stock is as follows at December 31,:

                                                                  1996   1995
                                                                 ------ ------
   Series B--8.5% cumulative, convertible preferred stock--$100 par value; authorized, issued and outstanding 20,126
    shares.....................................................  $  --  $2,013
   Series C--8.5% cumulative, convertible preferred stock--$100 par value; authorized 10,000 shares; issued and outstanding
    5,650 shares...............................................     565    565
   Series D--8% cumulative, convertible preferred stock--$100 par value; authorized 50,000 shares; issued and outstanding
    19,531 shares..............................................   1,953    --
                                                                 ------ ------
                                                                 $2,518 $2,578
                                                                 ====== ======

1. SERIES B

  During 1992 and 1993, the Series B Preferred stock was offered to the shareholders of FirstBank Group, Inc. and to certain other persons who at the time the offer was consummated were residents of Texas or who met the other qualifications described in the offering circular. The stock is non-voting and bears cumulative dividends of 8.5% per annum. At any time after December 31, 1994, the Series B Preferred stock may be redeemed by paying in cash the sum of $100.00 per share plus all accrued but unpaid dividends thereon.

  The Series B Preferred stock will be convertible at the option of the holder, at any time after December 31, 1995, on the following conversion ratios:

AFTER YEAR END                                        NUMBER OF COMMON SHARES
DECEMBER 31,                   CONVERSION BASIS        PER SHARE OF PREFERRED
--------------                 ----------------       -----------------------
  1995................... 150% of book value per
                          share as of December 31,   $100 divided by 150% of
                          1995                       book value per share
  1996................... 125% of book value per
                          share as of December 31,   $100 divided by 125% of
                          1996                       book value per share
  1997................... At book value per share as $100 divided by book value
                          of December 31, of the     per share
                          preceding year

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  For purposes of the above, "book value" per share is defined as the sum of the stated value of the common stock account on the books plus retained earnings and any other common stock surplus accounts on the books divided by the number of shares of common stock outstanding at the appropriate year end. The conversion ratios are subject to the adjustment for any subdivision, combination, stock distribution or stock dividend which may occur.

  The Series B Preferred stock was redeemed in 1996 for $100.00 per share plus accrued dividends.

2. SERIES C

  During 1994, the Series C Preferred stock was offered to the shareholders and to certain other persons who at the time the offer was consummated were residents of Texas or who met the other qualifications described in the offering circular. The stock is non-voting and bears cumulative dividends of 8.5% per annum. The Series C Preferred stock may be redeemed at any time by paying in cash the sum of $100.00 per share plus all accrued but unpaid dividends thereon.

  The Series C Preferred stock will be convertible at the option of the holder, at any time after December 31, 1997, on the following conversion ratios:

   AFTER YEAR END                                      NUMBER OF COMMON SHARES
   DECEMBER 31,                 CONVERSION BASIS        PER SHARE OF PREFERRED
   --------------               ----------------       -----------------------
    1997.................. 150% of book value per     $100 divided by 150% of
                           share as of December 31,   book value per share
                           1997
    1998.................. 140% of book value per     $100 divided by 140% of
                           share as of December 31,   book value per share
                           1998
    1999 and thereafter... 130% of book value per     $100 divided by 130% of
                           share as of December 31,   book value per share
                           of the preceding year

  For purposes of the above, "book value" per share is defined as the sum of the stated value of the common stock account on the books plus retained earnings and any other common stock surplus accounts on the books divided by the number of shares of common stock outstanding at the appropriate year end. The conversion ratios are subject to the adjustment for any subdivision, combination, stock distribution or stock dividend which may occur.

3. SERIES D

  During 1996, the Series D Preferred stock was offered to the shareholders and to certain other persons who at the time the offer was consummated were residents of Texas or who met the other qualifications described in the offering circular. The stock is non-voting and bears cumulative dividends of 8% per annum. The Series D Preferred stock may be redeemed at any time by paying in cash the sum of $100.00 per share plus all accrued but unpaid dividends thereon.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The Series D Preferred Stock will be convertible at the option of the holder, at any time after December 31, 1999, on the following conversion ratios:

   AFTER YEAR END                                            NUMBER OF COMMON
   DECEMBER 31,                  CONVERSION BASIS      SHARES PER SHARE OF PREFERRED
   --------------                ----------------      -----------------------------
    1999................... 150% of book value per      $100 divided by 150% of
                            share as of December 31,    book value per share
                            1999
    2000................... 140% of book value per      $100 divided by 140% of
                            share as of December 31,    book value per share
                            2000
    2001 and thereafter.... 130% of book value per      $100 divided by 130% of
                            share as of December 31,    book value per share
                            of the preceding year

  For purposes of the above, "book value" per share is defined as the sum of the stated value of the common stock account on the books plus retained earnings and any other common stock surplus accounts on the books divided by the number of shares of common stock outstanding at the appropriate year end. The conversion ratios are subject to the adjustment for any subdivision, combination, stock distribution or stock dividend which may occur.

NOTE P--SUBORDINATED DEBENTURES

1. VARIABLE RATE

  In 1992 and 1993, FirstBank Group, Inc. offered variable rate cumulative, subordinated debentures to its shareholders and to certain other persons who at the time the offer was consummated were residents of Texas or who met the other qualifications described in the offering circular. The debentures provide for payments of principal in eight equal annual installments commencing on March 31, 1993, and continuing on the same date in each year thereafter until the debentures finally mature on March 31, 2000. The debentures accrue interest payable quarterly on March 31, June 30, September 30 and December 31 of each year at one-half of one percent (0.5%) above the floating prime rate.

2. SERIAL VARIABLE AND FIXED RATE

  In 1992 and 1993, FirstBank Group, Inc. offered five serial variable and fixed rate cumulative, subordinated debentures as follows:

                                           MATURITY      FIXED       VARIABLE
   SERIES                                  MARCH 31, INTEREST RATE INTEREST RATE
   ------                                  --------- ------------- -------------
   A......................................   1996        6.75%      Prime + .5%
   B......................................   1997        7.25%      Prime + .5%
   C......................................   1998        7.75%      Prime + .5%
   D......................................   1999        8.25%      Prime + .5%
   E......................................   2000        8.75%      Prime + .5%

  Debentures within each series of both classes of the Serial Debentures are payable as to principal in a single payment at the respective maturity dates stated. The Serial Debentures accrue interest payable quarterly on March 31, June 30, September 30 and December 31 of each year. The serial variable rate debentures bear interest at one-half of one percent (0.5%) above the floating prime rate, or similarly denominated rate of Chase Manhattan Bank. Principal of $55 was added to the Series C Debentures in 1994. Principal payments totaled

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

$161 in each of the years 1996 and 1995. The Series A Debentures were redeemed at par plus accrued interest on March 31, 1996.

  Raymondville State Bancshares, Inc. issued 12% Subordinated Debentures in a prior year. The rate was reduced to 7% in 1993. Interest is payable annually and principal is due December 27, 1998.

  At December 31, 1996, the following serial variable and fixed rate debentures had been issued.

   SERIES                                                   FIXED VARIABLE TOTAL
   ------                                                   ----- -------- -----
   B....................................................... $ 70   $ --    $ 70
   C.......................................................  210      10    220
   D.......................................................   30      50     80
   E.......................................................  260      90    350
   7%......................................................  274     --     274
                                                            ----   -----   ----
                                                            $844   $ 150   $994
                                                            ====   =====   ====

NOTE Q--REGULATORY CAPITAL MATTERS

  The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined in the regulations), and of Tier 1 Capital (as defined in the regulations) to average assets (as defined in the regulations). Management believes that the Company meets all capital adequacy requirements, as of December 31, 1996, to which it is subject.

  As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's category.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The Company's actual capital amounts and ratios are also presented in the table.

                                                                   TO BE WELL
                                                                CAPITALIZED UNDER
                                               FOR CAPITAL      PROMPT CORRECTIVE
                             ACTUAL         ADEQUACY PURPOSES   ACTION PROVISIONS
                          -------------     ------------------- ------------------
                          AMOUNT  RATIO      AMOUNT     RATIO    AMOUNT    RATIO
                          ------- -----     ---------- -------- --------- --------
As of December 31, 1996:
  Total Capital (to Risk
   Weighted Assets):
    Consolidated........  $27,842 10.5%   . $   21,212    8.0%        N/A
    First Valley Bank...  $34,775 13.1%   . $   21,164    8.0%  $  26,455   10.0%
  Tier 1 Capital (to
   Risk Weighted
   Assets):
    Consolidated........  $24,562  9.3%   . $   10,606    4.0%        N/A
    First Valley Bank...  $32,198 12.2%   . $   10,582    4.0%  $  15,873    6.0%
  Tier 1 Capital (to
   Average Assets):
    Consolidated........  $24,562  5.7%   . $   17,344    4.0%        N/A
    First Valley Bank...  $32,198  7.4%   . $   17,391    4.0%  $  21,739    5.0%
As of December 31, 1995:
  Total Capital (to Risk
   Weighted Assets):
    Consolidated........  $26,212 12.4%   . $   16,869    8.0%        N/A
    First Valley Bank...  $30,261 14.4%   . $   16,784    8.0%  $  20,981   10.0%
  Tier 1 Capital (to
   Risk Weighted
   Assets):
    Consolidated........  $22,825 10.8%   . $    8,435    4.0%        N/A
    First Valley Bank...  $28,114 13.4%   . $    8,392    4.0%  $  12,588    6.0%
  Tier 1 Capital (to
   Average Assets):
    Consolidated........  $22,825  6.5%   . $   14,028    4.0%        N/A
    First Valley Bank...  $28,114  7.9%   . $   14,292    4.0%  $  17,865    5.0%

NOTE R--INTEREST EXPENSE

  A summary of the major components of interest expense is as follows for the years ended December 31,:

                                                           1996    1995   1994
                                                          ------- ------ ------
   NOW accounts.......................................... $ 1,078 $1,280 $1,135
   Money market accounts.................................   1,083    795    801
   Savings accounts......................................   1,023    841    731
   Certificates of Deposit less than $100,000............   5,981  4,668  2,728
   Certificates of Deposit greater than $100,000.........   2,417  1,759  1,189
   FHLB borrowings.......................................      71     85     82
   Debentures............................................     147    188    159
   Notes.................................................     353    246    152
   Other.................................................      16     99     13
                                                          ------- ------ ------
                                                          $12,169 $9,961 $6,990
                                                          ======= ====== ======

NOTE S--DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL STATEMENTS

  In accordance with Financial Accounting Standards Board Statement 107, Disclosures about Fair Value of Financial Statements (FASB 107), the Company is required to disclose fair values of financial instruments.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

  Cash and cash equivalents--for these short-term instruments, the carrying amount is a reasonable estimate of fair value.

  Investment securities--fair value equals quoted market price, if available; otherwise, fair value is estimated using quoted market prices for similar securities.

  Loans--fair value was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposit liabilities--fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. Fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturity.

  Notes payable and debentures--fair value of the notes payable and debentures are estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

  Commitments to extend credit, standby letters of credit, financial guarantees written--fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

                 FIRST VALLEY BANK GROUP, INC. AND SUBSIDIARIES

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)


  The estimated fair values of the Company's financial instruments as of December 31 are as follows:

                                                                  1996
                                                          ---------------------
                                                          CARRYING
                                                           AMOUNT    FAIR VALUE
                                                          ---------  ----------
   Financial Assets
     Cash and cash equivalents........................... $  33,599  $  33,599
     Investment securities...............................   110,801    110,801
     Loans, net..........................................   267,812    267,812
                                                          ---------  ---------
                                                          $ 412,212  $ 412,212
                                                          =========  =========
   Financial Liabilities
     Deposits............................................ $(405,722) $(405,722)
     Notes payable.......................................    (6,691)    (6,691)
     Subordinated Debentures
       Variable rate.....................................      (645)      (645)
       Serial variable and fixed rate....................      (994)      (994)
                                                          ---------  ---------
                                                          $(414,052) $(414,052)
                                                          =========  =========
   Unrecognized financial instruments:
     Commitments to extend credit........................ $ (24,558) $ (24,558)
     Standby letters of credit...........................    (1,373)    (1,373)
                                                          ---------  ---------
                                                          $ (25,931) $ (25,931)
                                                          =========  =========
                                                                  1995
                                                          ---------------------
                                                          CARRYING
                                                           AMOUNT    FAIR VALUE
                                                          ---------  ----------
   Financial Assets
     Cash and cash equivalents........................... $  36,581  $  36,581
     Investment securities...............................    77,075     77,075
     Loans, net..........................................   223,872    223,872
                                                          ---------  ---------
                                                          $ 337,528  $ 337,528
                                                          =========  =========
   Financial Liabilities
     Deposits............................................ $(328,526) $(328,526)
     Notes payable.......................................    (3,855)    (3,855)
     Subordinated debentures.............................
       Variable rate.....................................      (806)      (806)
       Serial variable and fixed rate....................    (1,404)    (1,404)
                                                          ---------  ---------
                                                          $(334,591) $(334,591)
                                                          =========  =========
   Unrecognized financial instruments:
     Commitments to extend credit........................ $ (19,865) $ (19,865)
     Standby letters of credit...........................      (985)      (985)
                                                          ---------  ---------
                                                          $ (20,850) $ (20,850)
                                                          =========  =========

                                   APPENDIX A

                     AGREEMENT AND PLAN OF REORGANIZATION,
                            AS AMENDED AND RESTATED,
                                    BETWEEN
                         FIRST VALLEY BANK GROUP, INC.
                                      AND
                              NORWEST CORPORATION
                                  DATED AS OF
                                  MAY 2, 1997

                     AGREEMENT AND PLAN OF REORGANIZATION*

  AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), as amended and restated, entered into as of the 2nd day of May, 1997, by and between FIRST VALLEY BANK GROUP, INC. ("Valley"), a Texas corporation, and NORWEST CORPORATION ("Norwest"), a Delaware corporation.

  WHEREAS, the parties hereto desire to effect a reorganization whereby a wholly-owned subsidiary of Norwest will merge with and into Valley (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement") in substantially the form attached hereto as Exhibit A, which provides, among other things, for the conversion and exchange of the shares of Common Stock of Valley, no par value per share ("Valley Common Stock"), outstanding immediately prior to the time the Merger becomes effective in accordance with the provisions of the Merger Agreement, into shares of voting Common Stock of Norwest of the par value of $1 2/3 per share ("Norwest Common Stock").

  NOW, THEREFORE, to effect such reorganization and in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto do hereby represent, warrant, covenant and agree as follows:

  1. BASIC PLAN OF REORGANIZATION

  (a) Merger. Subject to the terms and conditions contained herein, a wholly-owned subsidiary of Norwest (the "Merger Co.") will be merged by statutory merger with and into Valley pursuant to the Merger Agreement, with Valley as the surviving corporation, in which Merger: (i) each share of Valley Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined below) (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of Norwest Common Stock equal to the Norwest Share Amount (as defined below); and (ii) each participant in the First Valley Bank Group, Inc. Incentive Compensation Plan, as amended (the "ICP") listed on Schedule 1(a) ("Participant") hereto shall receive the number of shares of Norwest Common Stock set forth opposite the name of such Participant in Schedule 1(a) (an "ICP Share Equivalent"). The "Norwest Share Amount" shall be an amount determined by dividing 1,394,366 by the number of shares of Valley Common Stock outstanding immediately prior to the Effective Time of the Merger. If the Effective Time of the Merger does not occur on or before the record date for the payment of the regular quarterly dividend on the Norwest Common Stock declared during the fourth quarter of 1997, then, notwithstanding the foregoing, the number of shares of Norwest Common Stock included in the Norwest Share Amount shall be 1,403,366 .

  (b) Norwest Common Stock Adjustments. If, between the date hereof and the Effective Time of the Merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period (a "Common Stock Adjustment"), then the number of shares of Norwest Common Stock into which a share of Valley Common Stock or ICP Share Equivalents shall be converted pursuant to subparagraph
(a), above, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of Valley Common Stock or ICP Share Equivalents shall be converted will equal the number of

--------
* On September 23, 1997, the Norwest Board declared a two-for-one stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997. The Norwest Share Amount and other references to Norwest Common Stock in the Reorganization Agreement have not been restated to reflect the two-for-one split. However, shares of Norwest Common Stock which Valley's shareholders will receive in the Merger will be adjusted to reflect the split pursuant to paragraph 1(b) of the Reorganization Agreement.

shares of Norwest Common Stock which holders of shares of Valley Common Stock or ICP Share Equivalents would have received pursuant to such Common Stock Adjustment had the record date therefor been immediately following the Effective Time of the Merger.

  (c) Fractional Shares. No fractional shares of Norwest Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Norwest Common Stock as reported by the consolidated tape of the New York Stock Exchange for each of the five (5) trading days ending on the day immediately preceding the meeting of shareholders required by paragraph 4(c) of this Agreement.

  (d) Mechanics of Closing Merger. Subject to the terms and conditions set forth herein, the Merger Agreement shall be executed and it or Articles of Merger or a Certificate of Merger shall be filed with the Secretary of State of the State of Texas within ten (10) business days following the satisfaction or waiver of all conditions precedent set forth in Sections 6 and 7 of this Agreement or on such other date as may be agreed to by the parties (the "Closing Date"), but, unless otherwise mutually agreed by the parties hereto, in no event shall the Closing Date occur prior to October 2, 1997. Each of the parties agrees to use its best efforts to cause the Merger to be completed as soon as practicable after the receipt of final regulatory approval of the Merger and the expiration of all required waiting periods. The time that the filing referred to in the first sentence of this paragraph is made, or such other date specified in the Articles of Merger or Certificate of Merger is herein referred to as the "Time of Filing." The day on which such filing is made and accepted is herein referred to as the "Effective Date of the Merger." The "Effective Time of the Merger" shall be 12:01 a.m., Los Fresnos, Texas time, on the Effective Date of the Merger. At the Effective Time of the Merger on the Effective Date of the Merger, the separate existence of Merger Co. shall cease and Merger Co. will be merged with and into Valley pursuant to the Merger Agreement.

  The closing of the transactions contemplated by this Agreement and the Merger Agreement (the "Closing") shall take place on the Closing Date at the offices of Norwest, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota.

  2. REPRESENTATIONS AND WARRANTIES OF VALLEY. Valley represents and warrants to Norwest as follows:

  (a) Organization and Authority. Valley is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Valley and the Valley Subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Valley is registered as a bank holding company with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Valley has furnished Norwest true and correct copies of its articles of incorporation and bylaws, as amended, and of all resolutions establishing or designating classes of preferred stock.

  (b) Valley's Subsidiaries. Schedule 2(b) sets forth a complete and correct list of all of Valley's subsidiaries as of the date hereof (individually a "Valley Subsidiary" and collectively the "Valley Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth on Schedule 2(b), are owned directly or indirectly by Valley. Except as set forth on
Schedule 2(b), no equity security of any Valley Subsidiary is or may be required to be issued by reason of any option, warrant, scrip, preemptive right, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Valley Subsidiary is bound to issue additional shares of its capital stock, or any option, warrant or right to purchase or acquire any additional shares of its capital stock. Subject to the Texas Business Corporation Act, all of such shares so owned by Valley are fully paid and nonassessable and are owned by it free and clear of any lien (except the liens described on Schedule 2(b)), claim, charge, option, encumbrance or agreement with respect thereto. Each Valley Subsidiary is a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted. Except as set forth on Schedule 2(b), Valley does not own beneficially, directly or indirectly, more than 5% of any class of equity securities or similar interests of any corporation, bank, business trust, association or similar organization, and is not, directly or indirectly, a partner in any partnership or party to any joint venture.

  (c) Capitalization. The authorized capital stock of Valley consists of 2,000,000 shares of common stock, no par value, and 200,000 shares of preferred stock, $100 par value per share ("Preferred Stock"), consisting of 10,000 shares of Series A preferred stock, par value $100 per share ("Series A Preferred"), 20,126 of Series B preferred stock, par value $100 per share ("Series B Preferred"), 10,000 shares of Series C preferred stock, par value $100 per share ("Series C Preferred"), and 50,000 shares of Series D preferred stock, par value $100 per share ("Series D Preferred"), of which as of the close of business on December 31, 1996, 745,010 shares of Valley Common Stock, no shares of Series A Preferred, no shares of Series B Preferred, 5,650 shares of Series C Preferred, and 20,811 shares of Series D Preferred were outstanding, and no shares of Series A Preferred, no shares of Series B Preferred, no shares of Series C Preferred, no shares of Series D Preferred, and no shares of Valley Common Stock were held in the treasury. The maximum number of shares of Valley Common Stock (assuming for this purpose that phantom shares and other share-equivalents constitute Valley Common Stock) that would be outstanding as of the Effective Date of the Merger if all options, warrants, conversion rights (other than those arising under the ICP) and other rights with respect thereto were exercised is 785,322. All of the outstanding shares of capital stock of Valley have been duly and validly authorized and issued and are fully paid and nonassessable. Except as set forth in Schedule 2(c), there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls, preemptive rights or other rights obligating Valley or any Valley Subsidiary to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Valley or any Valley Subsidiary. Since December 31, 1996 no shares of Valley capital stock have been purchased, redeemed or otherwise acquired, directly or indirectly, by Valley or any Valley Subsidiary and, except as set forth on Schedule 2(c), no dividends or other distributions have been declared, set aside, made or paid to the shareholders of Valley.

  As of the date hereof, there are no dividends due and payable with respect to the Series C Preferred or Series D Preferred. Subject to the approval of the holders of the Series C Preferred and Series D Preferred, respectively, of the amendments of the "Statement of Resolution Establishing Series of Preferred Stock" filed on May 27, 1994 ("Series C Statement of Designation") and June 25, 1996 ("Series D Statement of Designation"), respectively, as required by paragraph 4(c) hereof and pursuant to the Texas Business Corporation Act, the total number of shares of Valley Common Stock into which shares of Series C Preferred would be convertible into upon the Merger is 8,607 and the number of shares of Valley Common Stock into which shares of Series D Preferred would be convertible into upon the Merger is 31,705.

  (d) Authorization. Valley has the corporate power and authority to enter into this Agreement and the Merger Agreement and, subject to any required approvals of its shareholders, to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Merger Agreement by Valley and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Valley. Subject to such approvals of shareholders and of government agencies and other governing boards having regulatory authority over Valley as may be required by statute or regulation, this Agreement and the Merger Agreement are valid and binding obligations of Valley enforceable against Valley in accordance with their respective terms.

  Except as set forth on Schedule 2(d), neither the execution, delivery and performance by Valley of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Valley with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Valley or any Valley Subsidiary under any of the terms, conditions or provisions of (x) its articles of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or any Valley Subsidiary is a party or by which it may be bound, or to which Valley or any Valley Subsidiary or any of the properties or assets of Valley or any Valley Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Valley, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Valley or any Valley Subsidiary or any of their respective properties or assets.

  Other than in connection or in compliance with the provisions of the Securities Act of 1933 and the rules and regulations thereunder (the "Securities Act"), the Securities Exchange Act of 1934 and the rules and regulations thereunder (the "Exchange Act"), the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHC Act or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), and filings required to effect the Merger under Texas law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Valley of the transactions contemplated by this Agreement and the Merger Agreement.

  (e) Valley Financial Statements. The consolidated balance sheets of Valley and Valley's Subsidiaries as of December 31, 1995 and 1994 and related consolidated statements of income, shareholders' equity and cash flows for the three years ended December 31, 1995, together with the notes thereto, certified by Burton, McCumber & Prichard, L.L.P. and the unaudited consolidated statements of financial condition of Valley and Valley's Subsidiaries as of September 30, 1996 and the related unaudited consolidated statements of income, shareholders' equity and cash flows for the nine (9) months then ended (collectively, the "Valley Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Valley and Valley's Subsidiaries at the dates and the consolidated results of operations and cash flows of Valley and Valley's Subsidiaries for the periods stated therein.

  (f) Reports. Since December 31, 1991, Valley and each Valley Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file, if any, with (i) the Securities and Exchange Commission (the "SEC"), (ii) the Federal Reserve Board,
(iii) the Federal Deposit Insurance Corporation (the "FDIC"), (iv) the United States Comptroller of the Currency (the "Comptroller") and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Valley Reports." As of their respective dates, the Valley Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Copies of all the Valley Reports have been made available to Norwest by Valley.

  (g) Properties and Leases. Except as may be reflected in the Valley Financial Statements and except for any lien for current taxes not yet delinquent, Valley and each Valley Subsidiary have good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Valley's consolidated balance sheet as of September 30, 1996, and all real and personal property acquired since such date, except such real and personal property as has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Valley or any Valley Subsidiary pursuant to which Valley or such Valley Subsidiary, as lessee, leases real or personal property, which leases are described on Schedule 2(g), are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Valley or such Valley Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Valley's and each

Valley Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

  (h) Taxes. Each of Valley and the Valley Subsidiaries has filed all federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Valley and the Valley Subsidiaries for the fiscal year ended December 31, 1991 and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 2(h), (i) neither Valley nor any Valley Subsidiary is a party to any pending action or proceeding, nor is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies and (ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Valley or any Valley Subsidiary which has not been settled, resolved and fully satisfied or adequately reserved for. Each of Valley and the Valley Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties. Except as set forth on Schedule 2(h), the consolidated balance sheet as of September 30, 1996, referred to in paragraph 2(e) hereof, includes adequate provision for all accrued but unpaid federal, state, county, local and foreign taxes, interest, penalties, assessments or deficiencies of Valley and the Valley Subsidiaries with respect to all periods through the date thereof.

  (i) Absence of Certain Changes. Since December 31, 1996 there has been no change in the business, financial condition or results of operations of Valley or any Valley Subsidiary, which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Valley and the Valley Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, that affect the banking industry generally or changes in the general level of interest rates).

  (j) Commitments and Contracts. Except as set forth on Schedule 2(j), neither Valley nor any Valley Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

    (i) any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director, employee or consultant (other than those which are terminable at will by Valley or such Valley Subsidiary);

    (ii) any plan, contract or understanding providing for any bonus, pension, option, deferred compensation, retirement payment, profit sharing or similar arrangement with respect to any present or former officer, director, employee or consultant;

    (iii) any labor contract or agreement with any labor union;

    (iv) any contract not made in the ordinary course of business containing covenants which limit the ability of Valley or any Valley Subsidiary to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, Valley or any Valley Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

    (v) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K; or

    (vi) any lease with annual rental payments aggregating $10,000 or more;
  or

    (vii) any agreement or commitment with respect to the Community Reinvestment Act with any state or federal bank regulatory authority or any other party; or

    (viii) any current or past agreement, contract or understanding with any current or former director, officer, employee, consultant, financial adviser, broker, dealer, or agent providing for any rights of indemnification in favor of such person or entity.

  (k) Litigation and Other Proceedings. Valley has furnished Norwest copies of
(i) all attorney responses to the request of the independent auditors for Valley with respect to loss contingencies as of December 31, 1995 in connection with the Valley Financial Statements, and (ii) a written list of legal and regulatory proceedings filed against Valley or any Valley Subsidiary since said date. Neither Valley nor any Valley Subsidiary is a party to any pending or, to the best knowledge of Valley, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Valley and the Valley Subsidiaries taken as a whole.

  (l) Insurance. Valley and each Valley Subsidiary maintains in effect the insurance described (including type of policy, premiums, limits, term, and the period during which each policy has been maintained) in Schedule 2(l) and has furnished true and correct copies of such policies to Norwest. All such policies are in full force and effect.

  (m) Compliance with Laws. Valley and each Valley Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted and that are material to the business of Valley or such Valley Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best knowledge of Valley, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Valley and each Valley Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Valley nor any Valley Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application and except as set forth on
Schedule 2(m), no federal, state, municipal or other governmental authority has placed any restriction on the business or properties of Valley or any Valley Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Valley and the Valley Subsidiaries taken as a whole.

  (n) Labor. No work stoppage involving Valley or any Valley Subsidiary is pending or, to the best knowledge of Valley, threatened. Neither Valley nor any Valley Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Valley or such Valley Subsidiary. Employees of Valley and the Valley Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

  (o) Material Interests of Certain Persons. Except as set forth on Schedule 2(o), to the best knowledge of Valley no officer or director of Valley or any Valley Subsidiary, or any "associate" (as such term is defined in Rule l4a-1 under the Exchange Act) of any such officer or director, has any interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Valley or any Valley Subsidiary.

  Schedule 2(o) sets forth a correct and complete list of any loan from Valley or any Valley Subsidiary to any present officer, director, employee or any associate or related interest of any such person which was required under Regulation O of the Federal Reserve Board to be approved by or reported to Valley's or such Valley Subsidiary's Board of Directors.

  (p) Valley Benefit Plans.

    (i) The only "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for which Valley or any Valley Subsidiary acts as the plan sponsor as defined in ERISA Section 3(16)(B), and with respect to which any liability under ERISA or otherwise exists or may be incurred by Valley or any Valley Subsidiary are those set forth on Schedule 2(p) (the "Plans"). No Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (ii) Except as set forth on Schedule 2(p), each Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on Schedule 2(p), Valley or the Valley subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of the Tax Reform Act of 1986 ("TRA") for each of the Plans to which the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), apply. Valley knows of no reason that any Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code.

    (iii) Except as disclosed in Schedule 2(p), and to the best knowledge of Valley, no Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or Section 406 of ERISA or violated any of the fiduciary standards under Part 4 of Title I of ERISA which could subject, to the best knowledge of Valley, such Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Valley and the Valley Subsidiaries taken as a whole.

    (iv) No Plan is subject to Title IV of ERISA.

    (v) No Plan or any trust created thereunder subject to Section 412 of the Code has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), since the effective date of ERISA.

    (vi) Except as disclosed in Schedule 2(p), neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Valley or any Valley Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

    (vii) Valley has provided Norwest with a true and complete copy of the ICP, as amended.

  (q) Proxy Statement, etc. None of the information regarding Valley and the Valley Subsidiaries supplied or to be supplied by Valley for inclusion in (i) a Registration Statement on Form S-4 to be filed with the SEC by Norwest for the purpose of registering the shares of Norwest Common Stock to be exchanged for shares of Valley Common Stock pursuant to the provisions of the Merger Agreement (the "Registration Statement"), (ii) the proxy statement to be mailed to Valley's shareholders in connection with the meeting to be called to consider the Merger (the "Proxy Statement") and (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Valley and the Valley Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

  (r) Registration Obligations. Except as set forth on Schedule 2(r), neither Valley nor any Valley Subsidiary is under any obligation, contingent or otherwise, which will survive the Merger by reason of any agreement to register any of its securities under the Securities Act.

  (s) Brokers and Finders. Except for Joel E. Meek and The Bank Advisory Group, Inc., neither Valley nor any Valley Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Valley or any Valley Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

  (t) Administration of Trust Accounts. Valley and each Valley Subsidiary has properly administered in all respects material and which could reasonably be expected to be material to the financial condition of Valley and the Valley Subsidiaries taken as a whole all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither Valley, any Valley Subsidiary, nor any director, officer or employee of Valley or any Valley Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the financial condition of Valley and the Valley Subsidiaries taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account.

  (u) No Defaults. Neither Valley nor any Valley Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default, under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Valley and the Valley Subsidiaries, taken as a whole. To the best of Valley's knowledge, all parties with whom Valley or any Valley Subsidiary has material leases, agreements or contracts or who owe to Valley or any Valley Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Valley Subsidiaries are in compliance therewith in all material respects.

  (v) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition of, on Valley or any Valley Subsidiary, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), pending or to the best of Valley's knowledge, threatened against Valley or any Valley Subsidiary the result of which has had or could reasonably be expected to have a material adverse effect upon Valley and Valley's Subsidiaries taken as a whole; to the best of Valley's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Valley's knowledge neither Valley nor any Valley Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability. Valley has provided Norwest with copies of all environmental assessments, reports, studies and other related information in its possession with respect to each bank facility and each non-residential OREO property.

  (w) Conversion Ratio. Subject to approval of the "Series C Amendment" and "Series D Amendment" (as hereinafter defined) pursuant to paragraph 4(c) hereof, for purposes of lettered paragraph (a) under the heading "Conversion" in the Series C Statement of Designation and the Series D Statement of Designation, the "book value per share" for calculating the "Conversion Ratio" (as defined in the Series C Amendment and Series D Amendment) is $43.76.

  3. REPRESENTATIONS AND WARRANTIES OF NORWEST. Norwest represents and warrants to Valley as follows:

  (a) Organization and Authority. Norwest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and failure to be so qualified would have a material adverse effect on Norwest and its subsidiaries taken as a whole and has corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Norwest is registered as a bank holding company with the Federal Reserve Board under the BHC Act.

  (b) Norwest Subsidiaries. Schedule 3(b) sets forth a complete and correct list as of December 31, 1996, of Norwest's Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) (individually a "Norwest Subsidiary" and collectively the "Norwest Subsidiaries"), all shares of the outstanding capital stock of each of which, except as set forth in Schedule 3(b), are owned directly or indirectly by Norwest. No equity security of any Norwest Subsidiary is or may be required to be issued to any person or entity other than Norwest by reason of any option, warrant, scrip, right to subscribe to, call or commitment of any character whatsoever relating to, or security or right convertible into, shares of any capital stock of such subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Norwest Subsidiary is bound to issue additional shares of its capital stock, or options, warrants or rights to purchase or acquire any additional shares of its capital stock. Subject to 12 U.S.C. (S) 55 (1982), all of such shares so owned by Norwest are fully paid and nonassessable and are owned by it free and clear of any lien, claim, charge, option, encumbrance or agreement with respect thereto. Each Norwest Subsidiary is a corporation or national banking association duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and has corporate power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted.

  (c) Norwest Capitalization. The authorized capital stock of Norwest consists of (i) 5,000,000 shares of Preferred Stock, without par value, of which as of the close of business on December 31, 1996, 980,000 shares of Cumulative Tracking Preferred Stock, at $200 stated value, and 11,594 shares of ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, 22,716 shares of 1995 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value, and 24,469 shares of 1996 ESOP Cumulative Convertible Preferred Stock, at $1,000 stated value were outstanding; (ii) 4,000,000 shares of Preference Stock, without par value, of which as of the close of business on December 31, 1996, no shares were outstanding; and (iii) 500,000,000 shares of Common Stock, $1-2/3 par value, of which as of the close of business on December 31, 1996, 368,702,706 shares were outstanding and 6,830,919 shares were held in the treasury. All of the outstanding shares of capital stock of Norwest have been duly and validly authorized and issued and are fully paid and nonassessable.

  (d) Authorization. Norwest has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Norwest and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Norwest. No approval or consent by the stockholders of Norwest is necessary for the execution and delivery of this Agreement and the Merger Agreement and the consummation of the transactions contemplated hereby and thereby. Subject to such approvals of government agencies and other governing boards having regulatory authority over Norwest as may be required by statute or regulation, this Agreement is a valid and binding obligation of Norwest enforceable against Norwest in accordance with its terms.

  Neither the execution, delivery and performance by Norwest of this Agreement or the Merger Agreement, nor the consummation of the transactions contemplated hereby and thereby, nor compliance by Norwest with any of the provisions hereof or thereof, will (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration of, or result in the creation of, any lien, security interest, charge or encumbrance upon any of the properties or assets of Norwest or any Norwest Subsidiary under any of the terms, conditions or provisions of (x) its certificate of incorporation or by-laws or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Norwest or any Norwest Subsidiary is a party or by which it may be bound, or to which Norwest or any Norwest Subsidiary or any of the properties or assets of Norwest or any Norwest Subsidiary may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, to the best knowledge of Norwest, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Norwest or any Norwest Subsidiary or any of their respective properties or assets.

  Other than in connection with or in compliance with the provisions of the Securities Act, the Exchange Act, the securities or blue sky laws of the various states or filings, consents, reviews, authorizations, approvals or exemptions required under the BHC Act or the HSR Act, and filings required to effect the Merger under Texas law, no notice to, filing with, exemption or review by, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Norwest of the transactions contemplated by this Agreement and the Merger Agreement.

  (e) Norwest Financial Statements. The consolidated balance sheets of Norwest and Norwest's subsidiaries as of December 31, 1996 and 1995 and related consolidated statements of income, stockholders' equity and cash flows for the three years ended December 31, 1996, together with the notes thereto, certified by KPMG Peat Marwick LLP and included in Norwest's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Norwest 10-K") as filed with the SEC (collectively, the "Norwest Financial Statements"), have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly (subject, in the case of financial statements for interim periods, to normal recurring adjustments) the consolidated financial position of Norwest and its subsidiaries at the dates and the consolidated results of operations, changes in financial position and cash flows of Norwest and its subsidiaries for the periods stated therein.

  (f) Reports. Since December 31, 1990, Norwest and each Norwest Subsidiary has filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements,
(ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Comptroller and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Norwest Reports." As of their respective dates, the Norwest Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and any applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (g) Properties and Leases. Except as may be reflected in the Norwest Financial Statements and except for any lien for current taxes not yet delinquent, Norwest and each Norwest Subsidiary has good title free and clear of any material liens, claims, charges, options, encumbrances or similar restrictions to all the real and personal property reflected in Norwest's consolidated balance sheet as of September 30, 1996 included in Norwest's Quarterly Report on Form 10-Q, and all real and personal property acquired since such date, except such real and personal property has been disposed of in the ordinary course of business. All leases of real property and all other leases material to Norwest or any Norwest Subsidiary pursuant to which Norwest or such Norwest Subsidiary, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any such lease, any material existing default by Norwest or such Norwest Subsidiary or any event which, with notice or lapse of time or both, would constitute such a material default. Substantially all Norwest's and each Norwest Subsidiary's buildings and equipment in regular use have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

  (h) Taxes. Each of Norwest and the Norwest Subsidiaries has filed all material federal, state, county, local and foreign tax returns, including information returns, required to be filed by it, and paid or made adequate provision for the payment of all taxes owed by it, including those with respect to income, withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and no taxes shown on such returns to be owed by it or assessments received by it are delinquent. The federal income tax returns of Norwest and the Norwest Subsidiaries for the fiscal year ended December 31, 1979, and for all fiscal years prior thereto, are for the purposes of routine audit by the Internal Revenue Service closed because of the statute of limitations, and no claims for additional taxes for such fiscal years are pending. Except only as set forth on Schedule 3(h), (i) neither Norwest nor any Norwest Subsidiary is a party to any pending action or proceeding, nor to Norwest's knowledge is any such action or proceeding threatened by any governmental authority, for the assessment or collection of taxes, interest, penalties, assessments or deficiencies which could reasonably be expected to have any material adverse effect on Norwest and its subsidiaries taken as a whole, and
(ii) no issue has been raised by any federal, state, local or foreign taxing authority in connection with an audit or examination of the tax returns, business or properties of Norwest or any Norwest Subsidiary which has not been settled, resolved and fully satisfied, or adequately reserved for. Each of Norwest and the Norwest Subsidiaries has paid all taxes owed or which it is required to withhold from amounts owing to employees, creditors or other third parties.

  (i) Absence of Certain Changes. Since December 31, 1996, there has been no change in the business, financial condition or results of operations of Norwest or any Norwest Subsidiary which has had, or may reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

  (j) Commitments and Contracts. Except as set forth on Schedule 3(j), as of December 31, 1996 neither Norwest nor any Norwest Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

    (i) any labor contract or agreement with any labor union;

    (ii) any contract not made in the ordinary course of business containing covenants which materially limit the ability of Norwest or any Norwest Subsidiary to compete in any line of business or with any person or which involve any material restriction of the geographical area in which, or method by which, Norwest or any Norwest Subsidiary may carry on its business (other than as may be required by law or applicable regulatory authorities);

    (iii) any other contract or agreement which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K.

  (k) Litigation and Other Proceedings. Neither Norwest nor any Norwest Subsidiary is a party to any pending or, to the best knowledge of Norwest, threatened, claim, action, suit, investigation or proceeding, or is subject to any order, judgment or decree, except for matters which, in the aggregate, will not have, or cannot reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Norwest and its subsidiaries taken as a whole.

  (l) Insurance. Norwest and each Norwest Subsidiary is presently insured or self insured, and during each of the past five calendar years (or during such lesser period of time as Norwest has owned such Norwest Subsidiary) has been insured or self-insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable law and regulation.

  (m) Compliance with Laws. Norwest and each Norwest Subsidiary has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit it to own or lease its properties or assets and to carry on its business as presently conducted and that are material to the business of Norwest or such Subsidiary; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and to the best knowledge of Norwest, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. The conduct by Norwest and each Norwest Subsidiary of its business and the condition and use of its properties does not violate or infringe, in any respect material to any such business, any applicable domestic (federal, state or local) or foreign law, statute, ordinance, license or regulation. Neither Norwest nor any Norwest Subsidiary is in default under any order, license, regulation or demand of any federal, state, municipal or other governmental agency or with respect to any order, writ, injunction or decree of any court. Except for statutory or regulatory restrictions of general application, no federal, state, municipal or other governmental authority has placed any restrictions on the business or properties of Norwest or any Norwest Subsidiary which reasonably could be expected to have a material adverse effect on the business or properties of Norwest and its subsidiaries taken as a whole.

  (n) Labor. No work stoppage involving Norwest or any Norwest Subsidiary is pending or, to the best knowledge of Norwest, threatened. Neither Norwest nor any Norwest Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding which could materially and adversely affect the business of Norwest or such Norwest Subsidiary. Except as set forth on Schedule 3(j), employees of Norwest and the Norwest Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees.

  (o) Norwest Benefit Plans.

    (i) As of December 31, 1996, the only "employee benefit plans" within the meaning of Section 3(3) of ERISA for which Norwest or any Norwest Subsidiary acts as plan sponsor as defined in ERISA Section 3(16)(B) with respect to which any liability under ERISA or otherwise exists or may be incurred by Norwest or any Norwest Subsidiary are those set forth on
  Schedule 3(o) (the "Norwest Plans"). No Norwest Plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA.

    (ii) Each Norwest Plan is and has been in all material respects operated and administered in accordance with its provisions and applicable law. Except as set forth on Schedule 3(o), Norwest or the Norwest Subsidiaries have received favorable determination letters from the Internal Revenue Service under the provisions of TRA for each of the Norwest Plans to which the qualification requirements of Section 401(a) of the Code apply. Norwest knows of no reason that any Norwest Plan which is subject to the qualification provisions of Section 401(a) of the Code is not "qualified" within the meaning of Section 401(a) of the Code and that each related trust is not exempt from taxation under Section 501(a) of the Code.

    (iii) The present value of all benefits vested and all benefits accrued under each Norwest Plan which is subject to Title IV of ERISA did not, in each case, as determined for purposes of reporting on Schedule B to the Annual Report on Form 5500 of each such Norwest Plan as of the end of the most recent Plan year, exceed the value of the assets of the Norwest Plans allocable to such vested or accrued benefits.

    (iv) Except as set forth on Schedule 3(o), and to the best knowledge of Norwest, no Norwest Plan or any trust created thereunder, nor any trustee, fiduciary or administrator thereof, has engaged in a "prohibited transaction", as such term is defined in Section 4975 of the Code or
  Section 406 of ERISA or violated fiduciary standards under Part 4 of Title I of ERISA, which could subject, to the best knowledge of Norwest, such Norwest Plan or trust, or any trustee, fiduciary or administrator thereof, or any party dealing with any such Norwest Plan or trust, to the tax or penalty on prohibited transactions imposed by said Section 4975 or would result in material liability to Norwest and its subsidiaries taken as a whole.

    (v) Except as set forth on Schedule 3(o), no Norwest Plan which is subject to Title IV of ERISA or any trust created thereunder has been terminated, nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA with respect to any Norwest Plan, other than those events which may result from the transactions contemplated by this Agreement and the Merger Agreement.

    (vi) No Norwest Plan or any trust created thereunder has incurred any "accumulated funding deficiency", as such term is defined in Section 412 of the Code (whether or not waived), during the last five Norwest Plan years which would result in a material liability.

    (vii) Neither the execution and delivery of this Agreement and the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or employee or former employee of Norwest under any Norwest Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Norwest Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent.

  (p) Registration Statement, etc. None of the information regarding Norwest and its subsidiaries supplied or to be supplied by Norwest for inclusion in
(i) the Registration Statement, (ii) the Proxy Statement, or (iii) any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated hereby or by the Merger Agreement will, at the respective times such documents are filed with the SEC or any regulatory authority and, in the case of the Registration Statement, when it becomes effective and, with respect to the Proxy Statement, when mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders referred to in paragraph 4(c), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for such meeting. All documents which Norwest and the Norwest Subsidiaries are responsible for filing with the SEC and any other regulatory authority in connection with the Merger will comply as to form in all material respects with the provisions of applicable law.

  (q) Brokers and Finders. Neither Norwest nor any Norwest Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for Norwest or any Norwest Subsidiary in connection with this Agreement and the Merger Agreement or the transactions contemplated hereby and thereby.

  (r) No Defaults. Neither Norwest nor any Norwest Subsidiary is in default, nor has any event occurred which, with the passage of time or the giving of notice, or both, would constitute a default under any material agreement, indenture, loan agreement or other instrument to which it is a party or by which it or any of its assets is bound or to which any of its assets is subject, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole. To the best of Norwest's knowledge, all parties with whom Norwest or any Norwest Subsidiary has material leases, agreements or contracts or who owe to Norwest or any Norwest Subsidiary material obligations other than with respect to those arising in the ordinary course of the banking business of the Norwest Subsidiaries are in compliance therewith in all material respects.

  (s) Environmental Liability. There is no legal, administrative, or other proceeding, claim, or action of any nature seeking to impose, or that could result in the imposition, on Norwest or any Norwest Subsidiary of any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, pending or to the best of Norwest's knowledge, threatened against Norwest or any Norwest Subsidiary, the result of which has had or could reasonably be expected to have a material adverse effect upon Norwest and its subsidiaries taken as a whole; to the best of Norwest's knowledge there is no reasonable basis for any such proceeding, claim or action; and to the best of Norwest's knowledge neither Norwest nor any Norwest Subsidiary is subject to any agreement, order, judgment, or decree by or with any court, governmental authority or third party imposing any such environmental liability.

  (t) Merger Co. As of the Closing Date, Merger Co. will be a corporation duly organized, validly existing, duly qualified to do business and in good standing under the laws of its jurisdiction of incorporation, and will have corporate power and authority to own or lease its properties and assets and to carry on its business.

  (u) Regulatory Approval. Norwest is not aware of any circumstance in existence as of the date hereof that would prevent the transactions contemplated by this Agreement and the Merger Agreement from being approved by the Federal Reserve Board.

  4. COVENANTS OF VALLEY. Valley covenants and agrees with Norwest as follows:

  (a) Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time of the Merger, Valley, and each Valley Subsidiary will: maintain its corporate existence in good standing; maintain the general character of its business and conduct its business in its ordinary and usual manner; extend credit in accordance with existing lending policies, except that it shall not, without the prior written consent of

Norwest, (which consent requirement shall be deemed to be waived as to any loan approval request to which Norwest has made no response by the end of the second business day following the receipt of the request by a representative designated by Norwest in writing) make any new loan or modify, restructure, or renew any existing loan (except pursuant to commitments made prior to the date of this Agreement) to any borrower if the amount of the resulting loan, when aggregated with all other loans or extensions of credit to such person, would be in excess of $300,000, except when cash advances would not be greater than $50,000 on an unsecured loan or $150,000 on a secured loan; maintain proper business and accounting records in accordance with generally accepted principles; maintain in all material respects presently existing insurance coverage; use its best efforts to preserve its business organization intact, to keep the services of its present principal employees and to preserve its good will and the good will of its suppliers, customers and others having business relationships with it; use its best efforts to obtain any approvals or consents required to maintain existing leases and other contracts in effect following the Merger; comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to the properties and operations of Valley and each Valley Subsidiary the non-compliance with which reasonably could be expected to have a material adverse effect on Valley and the Valley Subsidiaries taken as a whole; and permit Norwest and its representatives (including KPMG Peat Marwick LLP) upon prior notice to Valley to examine its and its subsidiaries books, records and properties and to interview officers, employees and agents at all reasonable times when it is open for business. No such examination by Norwest or its representatives either before or after the date of this Agreement shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Valley herein expressed.

  (b) Except as otherwise contemplated or required by this Agreement, from the date hereof until the Effective Time of the Merger, Valley and each Valley subsidiary will not (without the prior written consent of Norwest): amend or otherwise change its articles of incorporation or association or by-laws; issue or sell or authorize for issuance or sale, or grant any options or make other agreements with respect to the issuance or sale or conversion of, any shares of its capital stock, phantom shares or other share-equivalents, or any other of its securities; authorize or incur any long-term debt (other than deposit liabilities); mortgage, pledge or subject to lien or other encumbrance any of its properties, except in the ordinary course of business; enter into any material agreement, contract or commitment in excess of $10,000 except banking transactions in the ordinary course of business and in accordance with policies and procedures in effect on the date hereof; make any investments except investments in U.S. Treasury securities having a maturity of three years or less; amend or terminate any Plan except as required by law or requested by Norwest; make any contributions to any Plan except as required by the terms of such Plan in effect as of the date hereof or, with respect to the First Valley Bank Group, Inc. Employee Stock Ownership Plan (the "ESOP"), as necessary to service the indebtedness of the ESOP as and when such indebtedness becomes due and to correct any prohibited transaction disclosed on Schedule 2(p); declare, set aside, make or pay any dividend or other distribution with respect to its capital stock except (i) any dividend declared by the Board of Directors of a Valley Subsidiary in accordance with applicable law and regulation; and (ii) dividends paid on the Series C Preferred and Series D Preferred in accordance with the terms thereof; redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Valley; increase the compensation of any officers, directors or executive employees, except pursuant to existing compensation plans (including bonus plans) and consistent with past practices (including bonus plans), provided, however, that Valley may, in addition, accrue and pay bonuses in accordance with Schedule 4(b) attached hereto, and provided, further, however, that such bonus amounts shall be calculated without regard to the effect of the accruals and reserves taken in accordance with paragraph 4(m) hereof; sell or otherwise dispose of any shares of the capital stock of any Valley Subsidiary; or sell or otherwise dispose of any of its assets or properties other than in the ordinary course of business.

  (c) The Board of Directors of Valley will duly call, and will cause to be held not later than twenty-five (25) business days following the effective date of the Registration Statement referred to in paragraph 5(c) hereof, a meeting of its shareholders and will direct that this Agreement and the Merger Agreement and the amendment to the Series C Statement of Designation in the form of Exhibit D ("Series C Amendment") and the amendment to the Series D Statement of Designation in the form of Exhibit E ("Series D Amendment") be submitted to a vote at such meeting. In addition, the Board of Directors of Valley shall submit to a vote at such meeting a resolution approving the payments in the form of shares of Norwest Common Stock to be made to Participants in the ICP pursuant to the terms of the ICP and the resolutions of the Incentive Compensation Committee dated May 1, 1997. The Board of Directors of Valley will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the Texas Business Corporation Act and other applicable law and regulation, and (ii) except to the extent that the Board of Directors of Valley shall conclude in good faith, after taking into account the advice of counsel, that to do so would violate its fiduciary obligations under applicable law, (A) recommend by the affirmative vote of the Board of Directors a vote in favor of approval of this Agreement and the Merger Agreement and the Series C Amendment and Series D Amendment, and approval of the payments to be made under the ICP, and (B) use its best efforts to solicit from its shareholders proxies in favor thereof.

  (d) Valley will furnish or cause to be furnished to Norwest all the information concerning Valley and its subsidiaries required for inclusion in the Registration Statement referred to in paragraph 5(c) hereof, or any statement or application made by Norwest to any governmental body in connection with the transactions contemplated by this Agreement. Any financial statement for any fiscal year provided under this paragraph must include the audit opinion and the consent of Burton, McCumber & Prichard, L.L.P. to use such opinion in such Registration Statement.

  (e) Valley will take all necessary corporate and other action and use its best efforts to obtain all approvals of regulatory authorities, consents and other approvals required of Valley to carry out the transactions contemplated by this Agreement and will cooperate with Norwest to obtain all such approvals and consents required of Norwest.

  (f) Valley will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

  (g) Valley will hold in confidence all documents and information concerning Norwest and its subsidiaries furnished to Valley and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to Valley's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Norwest (except to the extent that such information can be shown to be previously known to Valley, in the public domain, or later acquired by Valley from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to Norwest.

  (h) Neither Valley, nor any Valley Subsidiary, nor any director, officer, representative or agent thereof, will, directly or indirectly, solicit, authorize the solicitation of or except to the extent that the Board of Directors of Valley shall conclude in good faith, after taking into account the written advice of its outside counsel, that to fail to do so could reasonably be determined to violate its fiduciary obligations under applicable law, enter into any negotiations with any corporation, partnership, person or other entity or group (other than Norwest) concerning any offer or possible offer (i) except as otherwise permitted by paragraph 4(b), to purchase any shares of common stock, any option or warrant to purchase any shares of common stock, any securities convertible into any shares of such common stock, or any other equity security of Valley or any Valley Subsidiary, (ii) to make a tender or exchange offer for any shares of such common stock or other equity security, (iii) to purchase, lease or otherwise acquire the assets of Valley or any Valley Subsidiary except in the ordinary course of business, or (iv) to merge, consolidate or otherwise combine with Valley or any Valley Subsidiary. If any corporation, partnership, person or other entity or group makes an offer or inquiry to Valley or any Valley Subsidiary concerning any of the foregoing, Valley or such Valley Subsidiary will promptly disclose such offer or inquiry, including the terms thereof, to Norwest.

  (i) Valley shall consult with Norwest as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

  (j) Valley and each Valley Subsidiary will take all action necessary or required (i) to terminate or amend, if requested by Norwest, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements as of the Effective Date of the Merger to facilitate the merger of such plans with Norwest plans without gaps in coverage for participants in the plans and without duplication of costs caused by the continuation of such plans after coverage is available under Norwest plans, and (ii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Date of the Merger.

  (k) Neither Valley nor any Valley Subsidiary shall take any action which with respect to Valley would disqualify the Merger as a "pooling of interests" for accounting purposes.

  (l) Valley shall use its best efforts to obtain and deliver at least 32 days prior to the Effective Date of the Merger signed representations substantially in the form attached hereto as Exhibit B to Norwest by each executive officer, director or shareholder of Valley who may reasonably be deemed an "affiliate" of Valley within the meaning of such term as used in Rule 145 under the Securities Act.

  (m) Valley shall establish such additional accruals and reserves as may be necessary to conform Valley's accounting and credit loss reserve practices and methods to those of Norwest and Norwest's plans with respect to the conduct of Valley's business following the Merger and, to the extent permitted by generally accepted accounting principles, to provide for the costs and expenses relating to the consummation by Valley of the Merger and the other transactions contemplated by this Agreement.

  (n) Valley shall obtain, at its sole expense, Phase I environmental assessments for each bank facility and each non-residential OREO property. Oral reports of such environmental assessments shall be delivered to Norwest no later than four (4) weeks and written reports shall be delivered to Norwest no later than eight (8) weeks from the date of this Agreement. Valley shall obtain, at its sole expense, Phase II environmental assessments for properties identified by Norwest on the basis of the results of such Phase I environmental assessments. Valley shall obtain a survey and assessment of all potential asbestos containing material in owned or leased properties (other than OREO property) and a written report of the results shall be delivered to Norwest within four (4) weeks of execution of the definitive agreement.

  (o) Valley shall obtain, at its sole expense, commitments for title insurance and boundary surveys for each bank facility which shall be delivered to Norwest no later than four (4) weeks from the date of this Agreement.

  (p) Valley shall obtain the written acknowledgment of each Participant in the ICP, which acknowledgment will provide the agreement of such Participant to elect to either (i) authorize the repurchase by Norwest from each Participant on the day on which the Norwest publishes 30 days of combined operations of Norwest and Valley ("Pooling Restriction Termination Date"), at the average of the Closing Price of a share of Norwest Common Stock as reported by the consolidated tape of the New York Stock Exchange as of such date, a sufficient number of shares of Norwest Common Stock necessary to satisfy minimum federal (and, if applicable, state) tax withholding obligations, rounded up to the nearest whole share ("Withholding Repurchase Option"), or (ii) contains the agreement by such Participant to pay to Norwest in cash an amount of money sufficient to satisfy minimum federal (and, if applicable, state) tax withholding obligations on the Pooling Restriction Termination Date in exchange for the shares of Norwest Common Stock to be issued to such Participant pursuant to paragraph 1(a) hereof. Such acknowledgment will further provide that in the event that such Participant has (i) not provided a written election to Norwest at least five (5) business days prior to the Pooling Restriction Termination Date, or (ii) provided to Norwest sufficient cash to satisfy such minimum withholding obligations prior to the Pooling Restriction Termination Date, that such Participant shall be deemed to have irrevocably elected the Withholding Repurchase Election. The Participants shall further (i) agree in the acknowledgment that the amount of taxable gain for determining the number of shares of Norwest Common Stock to be repurchased pursuant to the Withholding repurchase Option shall be calculated as of the Pooling Restriction Termination Date, (ii) agree in the acknowledgment that their shares of Norwest Common Stock will not be delivered to such Participants until minimum federal (and, if applicable, state) withholding obligations have been satisfied, and

(iii) include executed stock powers in blank with the acknowledgment to enable Norwest to execute the Withholding Repurchase Option.

  (q) Valley will file the Series C Amendment and Series D Amendment with the Secretary of State of the State of Texas prior to the Effective Time of the Merger and take all such other actions as are necessary to convert each outstanding share of Series C Preferred and Series D Preferred into 1.5235 shares of Valley Common Stock.

  (r) Valley shall take all action necessary to fulfill its obligations under paragraph 7(q).

  5. COVENANTS OF NORWEST. Norwest covenants and agrees with Valley as follows:

  (a) From the date hereof until the Effective Time of the Merger, Norwest will maintain its corporate existence in good standing; conduct, and cause the Norwest Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by all laws, governmental regulations, rules and ordinances, and judicial orders, judgments and decrees applicable to Norwest or the Norwest Subsidiaries, their businesses or their properties; maintain all books and records of it and the Norwest Subsidiaries, including all financial statements, in accordance with the accounting principles and practices consistent with those used for the Norwest Financial Statements, except for changes in such principles and practices required under generally accepted accounting principles.

  (b) Norwest will furnish to Valley all the information concerning Norwest required for inclusion in a proxy statement or statements to be sent to the shareholders of Valley, or in any statement or application made by Valley to any governmental body in connection with the transactions contemplated by this Agreement.

  (c) As promptly as practicable after the execution of this Agreement, Norwest will file the Registration Statement with the SEC and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Valley shareholders, at the time of the Valley shareholders' meeting referred to in paragraph 4(c) hereof and at the Effective Time of the Merger the prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement filed by Norwest (hereinafter the "Prospectus"), will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by Valley or any Valley Subsidiary for use in the Registration Statement or the Prospectus.

  (d) Norwest will file all documents required to be filed to list the Norwest Common Stock to be issued pursuant to the Merger Agreement on the New York Stock Exchange and the Chicago Stock Exchange and use its best efforts to effect said listings.

  (e) The shares of Norwest Common Stock to be issued by Norwest to the shareholders of Valley pursuant to this Agreement and the Merger Agreement will, upon such issuance and delivery to said shareholders pursuant to the Merger Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Norwest Common Stock to be delivered to the shareholders of Valley pursuant to the Merger Agreement are and will be free of any preemptive rights of the stockholders of Norwest.

  (f) Norwest will file all documents required to obtain, prior to the Effective Time of the Merger, all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

  (g) Norwest will take all necessary corporate and other action and file all documents required to obtain and will use its best efforts to obtain all approvals of regulatory authorities, consents and approvals required of it to carry out the transactions contemplated by this Agreement and will cooperate with Valley to obtain all such approvals and consents required by Valley.

  (h) Norwest will hold in confidence all documents and information concerning Valley and Valley's Subsidiaries furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Valley (except to the extent that such information can be shown to be previously known to Norwest, in the public domain, or later acquired by Norwest from other legitimate sources) and, upon request, all such documents, copies thereof or extracts therefrom shall immediately thereafter be returned to Valley. Norwest will not directly solicit for employment any officer or employee of Valley or a Valley Subsidiary for a period until the expiration of eighteen (18) months following termination of this Agreement, provided, however, that nothing herein shall prohibit Norwest from interviewing or hiring any officer or employee of Valley or a Valley Subsidiary who responds to a general employment solicitation placed by or on behalf of Norwest in a publication of general circulation.

  (i) Norwest will file any documents or agreements required to be filed in connection with the Merger under the Texas Business Corporation Act.

  (j) Norwest will use its best efforts to deliver to the Closing all opinions, certificates and other documents required to be delivered by it at the Closing.

  (k) Norwest shall consult with Valley as to the form and substance of any proposed press release or other proposed public disclosure of matters related to this Agreement or any of the transactions contemplated hereby.

  (l) Norwest shall furnish Valley with copies, prior to filing, of the nonconfidential portions of the applications referred to in paragraph 7(e) and shall give Valley notice of receipt of the regulatory approvals referred to in paragraph 7(e).

  (m) Neither Norwest nor any Norwest Subsidiary shall take any action which with respect to Norwest would disqualify the Merger as a "pooling of interests" for accounting purposes. Norwest shall use its best efforts to obtain and deliver to Valley, prior to the Effective Date of the Merger, signed representations from the directors and executive officers of Norwest to the effect that, except for de minimus dispositions which will not disqualify the Merger as a pooling of interests, they will not dispose of shares of Norwest or Valley during the period commencing 30 days prior to the Effective Date and ending upon publication by Norwest of financial results including at least 30 days of combined operations of Valley and Norwest.

  (n) For a period not exceeding fifteen days prior to the Closing Date, Norwest will permit Valley and its representatives to examine its books, records and properties and interview officers, employees and agents of Norwest at all reasonable times when it is open for business. No such examination by Valley or its representatives shall in any way affect, diminish or terminate any of the representations, warranties or covenants of Norwest herein expressed.

  (o) With respect to the indemnification of directors and officers and with respect to directors' and officers' insurance, Norwest agrees as follows:

    (i) Norwest shall ensure that all rights to indemnification and all limitations of liability existing in favor of any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time of the Merger, a director or officer of Valley or any Valley Subsidiary (an "Indemnified Party" and, collectively, the "Indemnified Parties"), in Valley's Articles of Incorporation or Bylaws or similar governing documents of any Valley Subsidiary, as applicable in the particular case and as in effect on the date hereof, shall, with respect to claims arising from (A) facts or events that occurred before the Effective Time of the Merger, or (B) this Agreement or any of the transactions contemplated by this Agreement, whether in any case asserted or arising before or after the Effective Time of the Merger, survive the Merger and shall continue in full force and effect. Nothing contained in this paragraph 5(o)(i) shall be deemed to preclude the liquidation, consolidation or merger of Valley or any Valley Subsidiary, in which case all of such rights to indemnification and limitations on liability shall be deemed to survive and continue as contractual rights notwithstanding any such liquidation or consolidation or merger; provided, however, that in the event of liquidation or sale of substantially all of the assets of Valley, Norwest shall guarantee, to the extent of the net asset value of Valley or any Valley Subsidiary as of the Effective Date of the Merger, the indemnification obligations of Valley or any Valley Subsidiary to the extent of indemnification obligations of Valley and the Valley Subsidiaries described above. Notwithstanding anything to the contrary contained in this paragraph 5(o)(i), nothing contained herein shall require Norwest to indemnify any person who was a director or officer of Valley or any Valley Subsidiary to a greater extent than Valley or any Valley Subsidiary is, as of the date of this Agreement, required to indemnify any such person;

    (ii) any Indemnified Party wishing to claim indemnification under paragraph 5(o)(i), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Norwest thereof, but the failure to so notify shall not relieve Norwest of any liability it may have to such Indemnified Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time of the Merger), (A) Norwest shall have the right to assume the defense thereof and Norwest shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Norwest elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Norwest and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to them, and Norwest shall pay the reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Norwest shall be obligated pursuant to this subparagraph (ii) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest and (B) such Indemnified Party shall cooperate in the defense of any such matter;

    (iii) for a period of three years after the Effective Time of the Merger, Norwest shall use its best efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Valley (provided that Norwest may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time of the Merger; provided, however, that Norwest shall not be required to maintain the coverage for employees (other than directors and officers) which is currently included in the directors' and officers' liability policies maintained by Valley; and provided, further, however, that in no event shall Norwest be obligated to expend, in order to maintain or provide insurance coverage pursuant to this paragraph 5(o)(iii), any amount per annum in excess of 125% of the amount of the annual premiums paid as of the date hereof by Valley for such insurance (the "Maximum Amount") and provided further that, prior to the Effective Time of the Merger, Valley shall notify the appropriate directors' and officers' liability insurers of the Merger and of all pending or threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Indemnified Party, or circumstances likely to give rise thereto, in accordance with terms and conditions of the applicable policies. If the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Norwest shall use reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Amount;

    (iv) if Norwest or any of its successors or assigns (A) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Norwest shall assume the obligations set forth in this paragraph 5(o); and

    (v) the provisions of this paragraph 5(o) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

  6. CONDITIONS PRECEDENT TO OBLIGATION OF VALLEY. The obligation of Valley to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following further conditions, which may be waived in writing by Valley:

  (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 3 hereof shall be true and correct in all respects material to Norwest and its subsidiaries taken as a whole as if made at the Time of Filing.

  (b) Norwest shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it and Merger Co. at or before the Time of Filing.

  (c) Valley shall have received a favorable certificate, dated as of the Effective Date of the Merger, signed by the Chairman, the President or any Executive Vice President or Senior Vice President and by the Secretary or Assistant Secretary of Norwest, as to the matters set forth in subparagraphs
(a) and (b) of this paragraph 6.

  (d) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Valley required for approval of a plan of merger in accordance with the provisions of Valley's Articles of Incorporation and the Texas Business Corporation Act, the Series C Amendment in the form of Exhibit D and the Series D Amendment in the form of Exhibit E shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Valley Series C Preferred and Series D Preferred, respectively, required for approval of amendment of the terms of a class of capital stock in accordance with the provisions of Valleys' Articles of Incorporation and the Texas Business Corporation Act, and the payments to Participants under the ICP shall have been approved by the vote of at least 75% of the outstanding shares of Valley entitled to vote thereon.

  (e) Norwest shall have received approval by the Federal Reserve Board and by such other governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired.

  (f) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

  (g) The shares of Norwest Common Stock to be delivered to the stockholders of Valley pursuant to this Agreement and the Merger Agreement shall have been authorized for listing on the New York Stock Exchange and the Chicago Stock Exchange.

  (h) Valley shall have received an opinion, dated the Closing Date, of counsel to Valley, substantially to the effect that, for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code; (ii) no gain or loss will be recognized by the holders of Valley Common Stock upon receipt of Norwest Common Stock except for cash received in lieu of fractional shares;
(iii) the basis of the Norwest Common Stock received by the shareholders of Valley will be the same as the basis of Valley Common Stock exchanged therefor; and (iv) the holding period of the shares of Norwest Common Stock received by the shareholders of Valley will include the holding period of the Valley Common Stock, provided such shares of Valley Common Stock were held as a capital asset as of the Effective Time of the Merger.

  (i) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened and be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

  (j) Prior to the mailing of the Proxy Statement referred to in paragraph 4(c), Valley and the Board of Directors of Valley shall have received an opinion from The Bank Advisory Group, Inc., or other financial advisor, addressed to Valley and the Board of Directors of Valley, and for their exclusive benefit, for inclusion in said Proxy Statement and dated effective as of the date of mailing of such Proxy Statement, based on such matters as The Bank Advisory Group, Inc., or other financial advisor, deems appropriate or necessary, to the effect that the consideration to be received by stockholders of Valley pursuant to the Merger is fair from a financial point of view. Valley shall promptly provide a copy of such opinion to Norwest upon receipt.

  7. CONDITIONS PRECEDENT TO OBLIGATION OF NORWEST. The obligation of Norwest to effect the Merger shall be subject to the satisfaction at or before the Time of Filing of the following conditions, which may be waived in writing by
Norwest:

  (a) Except as they may be affected by transactions contemplated hereby and except to the extent such representations and warranties are by their express provisions made as of a specified date and except for activities or transactions or events occurring after the date of this Agreement made in the ordinary course of business and not expressly prohibited by this Agreement, the representations and warranties contained in paragraph 2 hereof shall be true and correct in all respects material to Valley and the Valley Subsidiaries taken as a whole as if made at the Time of Filing.

  (b) Valley shall have, or shall have caused to be, performed and observed in all material respects all covenants, agreements and conditions hereof to be performed or observed by it at or before the Time of Filing.

  (c) This Agreement and the Merger Agreement shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Valley required for approval of a plan of merger in accordance with the provisions of Valley's Articles of Incorporation and the Texas Business Corporation Act, the Series C Amendment and the Series D Amendment shall have been approved by the affirmative vote of the holders of the percentage of the outstanding shares of Valley Series C Preferred and Series D Preferred, respectively, required for an approval of amendment of the terms of a class of capital stock in accordance with the provisions of Valleys' Articles of Incorporation and the Texas Business Corporation Act, and the payments to Participants under the ICP shall have been approved by the vote of at least 75% of the outstanding shares of Valley Common Stock entitled to vote thereon.

  (d) Norwest shall have received a favorable certificate dated as of the Effective Date of the Merger signed by the Chairman or President and by the Secretary or Assistant Secretary of Valley, as to the matters set forth in subparagraphs (a) through (c) of this paragraph 7.

  (e) Norwest shall have received approval by all governmental agencies as may be required by law of the transactions contemplated by this Agreement and the Merger Agreement and all waiting and appeal periods prescribed by applicable law or regulation shall have expired. No approvals, licenses or consents granted by any regulatory authority shall contain any condition or requirement relating to Valley or any Valley Subsidiary that, in the good faith judgment of Norwest, is unreasonably burdensome to Norwest.

  (f) Valley and each Valley Subsidiary shall have obtained any and all material consents or waivers from other parties to loan agreements, leases or other contracts material to Valley's or such subsidiary's business required for the consummation of the Merger, and Valley and each Valley Subsidiary shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

  (g) No court or governmental authority of competent jurisdiction shall have issued an order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement.

  (h) The Merger shall qualify as a "pooling of interests" for accounting purposes and Norwest shall have received from Burton, McCumber & Prichard, L.L.P., as Valley's auditors and at Valley's expense, an opinion to the effect that the activities of Valley would not preclude the Merger from being accounted for as a pooling of interests.

  (i) At any time since the date hereof (A) the total number of shares of Valley Common Stock outstanding and subject to issuance upon exercise (assuming for this purpose that phantom shares and other share-equivalents constitute Valley Common Stock) of all warrants, options, conversion rights, phantom shares or other share-equivalents, other than any option held by Norwest shall not have exceeded 745,010 (excluding conversion of the Series C Preferred and Series D Preferred) and 785,322 (including conversion of the Series C Preferred and Series D Preferred); (B) the total number of shares of Series C Preferred outstanding shall not exceed 5,650; (C) the total number of shares of Series D Preferred outstanding shall not exceed 19,531; (D) the total number of shares of Valley Common Stock into which shares of Series C Preferred are convertible upon filing of the Series C Amendment will be 8,607 and into which shares of Series D Preferred will be convertible upon filing of the Series D Amendment will be 31,705; and (E) the number of ICP Share Equivalents shall be as set forth on Schedule 1(a).

  (j) The Registration Statement (as amended or supplemented) shall have become effective under the Securities Act and shall not be subject to any stop order, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated and be continuing, or have been threatened or be unresolved. Norwest shall have received all state securities law or blue sky authorizations necessary to carry out the transactions contemplated by this Agreement.

  (k) Norwest shall have received from the Chief Executive Officer and Chief Financial Officer of Valley a letter, dated as of the effective date of the Registration Statement and updated through the date of Closing, in form and substance satisfactory to Norwest, to the effect that:

    (i) the interim quarterly financial statements of Valley included or incorporated by reference in the Registration Statement are prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements of Valley;

    (ii) the amounts reported in the interim quarterly financial statements of Valley agree with the general ledger of Valley;

    (iii) the annual and quarterly financial statements of Valley and the Valley Subsidiaries included in, or incorporated by reference in, the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder;

    (iv) from the date of the most recent unaudited consolidated financial statements of Valley and the Valley Subsidiaries as may be included in the Registration Statement to a date 5 days prior to the effective date of the Registration Statement or 5 days prior to the Closing, there are no increases in long-term debt, changes in the capital stock or decreases in stockholders' equity of Valley and the Valley Subsidiaries, except in each case for changes, increases or decreases which the Registration Statement discloses have occurred or may occur or which are described in such letters. For the same period, there have been no decreases in consolidated net interest income, consolidated net interest income after provision for credit losses, consolidated income before income taxes, consolidated net income and net income per share amounts of Valley and the Valley Subsidiaries, or in income before equity in undistributed income of subsidiaries, in each case as compared with the comparable period of the preceding year, except in each case for changes, increases or decreases which the Registration Statement discloses have occurred or may occur or which are described in such letters;

    (v) they have reviewed certain amounts, percentages, numbers of shares and financial information which are derived from the general accounting records of Valley and the Valley Subsidiaries, which appear in the Registration Statement under the certain captions to be specified by Norwest, and have compared certain of such amounts, percentages, numbers and financial information with the accounting records of Valley and the Valley Subsidiaries and have found them to be in agreement with financial records and analyses prepared by Valley included in the annual and quarterly financial statements, except as disclosed in such letters.

  (l) Valley and the Valley Subsidiaries considered as a whole shall not have sustained since December 31, 1996 any material loss or interference with their business from any civil disturbance or any fire, explosion, flood or other calamity, whether or not covered by insurance.

  (m) There shall be no reasonable basis for any proceeding, claim or action of any nature seeking to impose, or that could result in the imposition on Valley or any Valley Subsidiary of, any liability relating to the release of hazardous substances as defined under any local, state or federal environmental statute, regulation or ordinance including, without limitation, CERCLA, which has had or could reasonably be expected to have a material adverse effect upon Valley and its subsidiaries taken as a whole.

  (n) Since December 31, 1996, no change shall have occurred and no circumstances shall exist which has had or might reasonably be expected to have a material adverse effect on the financial condition, results of operations, business of Valley and the Valley Subsidiaries taken as a whole (other than changes in banking laws or regulations, or interpretations thereof, that affect the banking industry generally or changes in the general level of interest rates). No action taken by Valley solely in order to comply with the requirements of paragraph 4(m) hereof shall be deemed to have a material adverse effect for purposes of this paragraph 7(n).

  (o) Valley shall have obtained the written acknowledgments required by paragraph 4(p).

  (p) Valley shall have taken the actions required by paragraph 4(q) hereof and each share of Series C Preferred and Series D Preferred shall have been converted into 1.5235 shares of Valley Common Stock.

  (q) Valley shall have terminated the ICP effective as of the Effective Time of the Merger and obtained the written consent of the ICP Participants (i) to such termination and (ii) that the issuance of the shares of Norwest Common Stock in the amounts set forth on Schedule 1(a) shall satisfy in full their rights under the ICP.

  8. EMPLOYEE BENEFIT PLANS. Each person who is an employee of Valley or any Valley Subsidiary as of the Effective Date of the Merger ("Valley Employees") shall be eligible for participation in the employee welfare and retirement plans of Norwest, as in effect from time to time, as follows:

  (a) Employee Welfare Benefit Plans. Each Valley Employee shall be eligible for participation in the employee welfare benefit plans of Norwest listed below subject to any eligibility requirements applicable to such plans (and not subject to pre-existing condition exclusions, except with respect to the Norwest Long Term Care Plan) and shall enter each plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger (provided, however, that it is Norwest's intent that the transition from the Valley plans to the Norwest plans be facilitated without gaps in coverage to the participants and without duplication in costs to Norwest):

    Medical Plan                       Basic Group Life Insurance Plan
    Dental Plan                        Group Universal Life Insurance Plan
    Vision Plan                        Dependent Group Life Insurance Plan
    Short Term Disability Plan         Business Travel Accident Insurance
    Long Term Disability Plan          Plan
    Long Term Care Plan                Accidental Death and Dismemberment
    Flexible Benefits Plan             Plan
                                       Severance Pay Plan
                                       Vacation Program

For the purpose of determining each Valley Employee's benefit for the year in which the Merger occurs under the Norwest vacation program, vacation taken by a Valley Employee in the year in which the Merger occurs will be deducted from the total Norwest benefit. Valley Employees shall receive credit for years of service to Valley, the Valley Subsidiaries and any predecessors of the Valley Subsidiaries (to the extent credited under the vacation and short-term disability programs of Valley and the Valley Subsidiaries) for the purpose of determining benefits under the Norwest Vacation Program and Short Term Disability Plan.

  (b) Employee Retirement Benefit Plans. Each Valley Employee shall be eligible for participation in the Norwest Savings-Investment Plan (the "SIP"), subject to any eligibility requirements applicable to the SIP (with full credit for years of past service to Valley and the Valley Subsidiaries for the purpose of satisfying any eligibility and vesting periods applicable to the SIP, to the extent credited under the respective employee retirement benefit plans of Valley and the Valley Subsidiaries), and shall enter the SIP not later than the first day of the calendar quarter which begins at least 32 days after the Effective Date of the Merger.

  Each Valley Employee shall be eligible for participation, as a new employee, in the Norwest Pension Plan under the terms thereof.

  9. TERMINATION OF AGREEMENT.

  (a) This Agreement may be terminated at any time prior to the Time of
Filing:

    (i) by mutual written consent of the parties hereto;

    (ii) by either of the parties hereto upon written notice to the other party if the Merger shall not have been consummated by December 31, 1997, unless such failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereof to be performed or observed by such party; or

    (iii) by Valley or Norwest upon written notice to the other party if any court or governmental authority of competent jurisdiction shall have issued a final order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; or

    (iv) by Valley, within five business days after the end of the Index Measurement Period (as defined in subparagraph (c)(ii) below),

      (A) if both of the following conditions are satisfied:

        (1) the Norwest Measurement Price (as defined in subparagraph
      (c)(ii) below) is less than $41.00; and

        (2) the number obtained by dividing the Norwest Measurement Price by the closing price of Norwest Common Stock on the trading day immediately preceding the date of this Agreement is less than the number obtained by dividing the Final Index Price (as defined in subparagraph (c) below) by the Initial Index Price (as defined in subparagraph (c) below) and subtracting 0.15 from such quotient; or

      (B) if the Norwest Average Price is less than $39.00. The "Norwest Average Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the period of 15 trading days ending on the day immediately preceding the meeting of the shareholders of Valley held to vote on this Agreement and the Merger Agreement.

    (v) by either Norwest or Valley upon written notice to the other party if the Board of Directors of Valley shall in good faith determine that a Takeover Proposal constitutes a Superior Proposal; provided, however, that Valley shall not be permitted to terminate this Agreement pursuant to this paragraph (a)(v) unless (i) it has not breached any covenant contained in paragraph 4(h) and (ii) it delivers to Norwest simultaneously with such notice of termination the fee referred to in paragraph 9(d) below. As used in this Agreement; (i) "Takeover Proposal" means a bona fide proposal or offer by a person to make a tender or exchange offer, or to engage in a merger, consolidation or other business combination involving Valley or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, Valley, and (ii) "Superior Proposal" means a bona fide proposal or offer made by a person to acquire Valley pursuant to a tender or exchange offer, a merger, consolidation or other business combination or an acquisition of all or substantially all of the assets of Valley and the Valley Subsidiaries on terms which the Board of Directors of Valley shall determine in good faith, after taking into account the advice of counsel, to be more favorable to Valley and its shareholders than the transactions contemplated hereby.

    (vi) by Norwest upon written notice to Valley if (A) the Board of Directors of Valley fails to recommend, withdraws, or modifies in a manner materially adverse to Norwest, its approval or recommendation of this Agreement, or the transactions contemplated hereby, (B) after an agreement to engage in or the occurrence of an Acquisition Event (as defined below) or after a third party shall have made a proposal to Valley or Valley 's shareholders to engage in an Acquisition Event, the transactions contemplated hereby are not approved at the meeting of Valley shareholders contemplated by paragraph 4(c), or (C) the meeting of Valley shareholders contemplated by paragraph 4(c) is not held prior to December 31, 1997 and Valley has failed to comply with its obligations under paragraph 4(c). "Acquisition Event" means any of the following: (i) a merger, consolidation or similar transaction involving Valley, its intermediate bank holding company ("Holding Company"), its bank subsidiary (the "Bank") or any successor to Valley, the Holding Company or the Bank, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of Valley or any of the Valley Subsidiaries representing 25% or more of the consolidated assets of Valley and the Valley Subsidiaries or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 25% or more of the voting power of Valley or any Valley Subsidiary in each case with or by a person or entity other than Norwest or an affiliate of Norwest.

  (b) Termination of this Agreement under this paragraph 9 shall not release, or be construed as so releasing, either party hereto from any liability or damage to the other party hereto arising out of the breaching party's willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, and the obligations under paragraphs 4(g), 5(h) and 10 shall survive such termination.

  (c) For purposes of this paragraph 9:

    (i) The "Company Market Capitalization" shall mean (a) the price of one share of the common stock of a given company at the close of the trading day immediately preceding the date of this Agreement multiplied by (b) the number of shares of common stock of such company outstanding as of June 30, 1996 (adjusted for any stock dividend, reclassification, recapitalization, exchange of shares or similar transaction between June 30, 1996 and the close of the trading day immediately preceding the date of this Agreement).

    (ii) The "Index Group" shall mean all of those companies listed on Exhibit C the common stock of which is publicly traded and as to which there is, during the period of 20 trading days ending on the day immediately preceding the meeting of the shareholders of Valley held to vote on this Agreement and the Merger Agreement (the "Index Measurement Period"), no pending publicly announced proposal for such company to be acquired, nor has there been any proposal by such company publicly announced subsequent to the day before the date of this Agreement to acquire another company in exchange for stock where, if the company to be acquired were to become a subsidiary of the acquiring company, the company to be acquired would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X promulgated by the SEC nor has there been any program publicly announced subsequent to the day before the date of this Agreement to repurchase 5% or more of the outstanding shares of such company's common stock. The "Norwest Measurement Price" is defined as the average of the closing prices of a share of Norwest Common Stock as reported on the consolidated tape of the New York Stock Exchange during the Index Measurement Period.

    (iii) The "Initial Index Price" shall mean the sum of the following, calculated for each of the companies in the Index Group: (a) the closing price per share of common stock of each such company on the trading day immediately preceding the date of this Agreement multiplied by (b) the Weighting Factor (as defined below) for each such company.

    (iv) The "Final Index Price" shall mean the sum of the following, calculated for each of the companies in the Index Group: (a) the Final Price for each such company multiplied by (b) the Weighting Factor (as defined below) for each such company.

    (v) The "Final Price" of any company in the Index Group shall mean the average of the daily closing prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the Index Measurement Period.

    (vi) The "Total Market Capitalization" shall mean the sum of the Company Market Capitalization for each of the companies in the Index Group.

    (vii) The "Weighting Factor" for any given company shall mean the Company Market Capitalization for such company divided by the Total Market Capitalization.

  If a Common Stock Adjustment occurs with respect to the shares of Norwest or any company in the Index Group between the date of this Agreement and the Valley shareholder meeting date, the closing prices for the common stock of such company shall be appropriately and proportionately adjusted for the purposes of the definitions above so as to be comparable to what the price would have been if the record date of the Common Stock Adjustment had been immediately following the Effective Time of the Merger.

  (d) If this Agreement is terminated pursuant to paragraphs 9(a)(v) or 9(a)(vi), and if terminated pursuant to paragraph 9(a)(vi) and prior thereto or within 12 months after such termination:

    (i) Valley, the Holding Company or the Bank or any successor to Valley, the Holding Company or the Bank shall have entered into an agreement to engage in an Acquisition Event (as defined above) or an Acquisition Event shall have occurred; or

    (ii) the Board of Directors of Valley shall have authorized or approved an Acquisition Event or shall have publicly announced an intention to authorize or approve or shall have recommended that the shareholders of Valley approve or accept any Acquisition Event, then Valley shall promptly, but in no event later than five business days after the first of such events shall have occurred, pay Norwest a fee equal to $1,750,000.

  (e) If this Agreement is terminated pursuant to this paragraph 9, Norwest shall immediately pay to Valley an amount equal to Valley's actual expenses in connection with obtaining the environmental assessments, asbestos surveys, title commitments and boundary surveys required by paragraphs 4(n) and 4(o) hereof.

  10. EXPENSES. Except as otherwise provided in paragraph 9 hereof, all expenses in connection with this Agreement and the transactions contemplated hereby, including without limitation legal and accounting fees, incurred by Valley and Valley Subsidiaries shall be borne by Valley, and all such expenses incurred by Norwest shall be borne by Norwest.

  11. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto.

  12. THIRD PARTY BENEFICIARIES. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the parties hereto.

  13. NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be delivered in person or shall be mailed by first class registered or certified mail, postage prepaid, addressed as follows:

      If to Norwest:

              Norwest Corporation
              Sixth and Marquette
              Minneapolis, Minnesota 55479-1026
              Attention: Secretary

      If to Valley:

              First Valley Bank Group, Inc.
              205 North Arroyo Boulevard
              Los Fresnos, Texas 78566
              Attention: Mr. Cleve Breedlove

      With a copy to:

              Jenkens & Gilchrist, P.C.
              1445 Ross Avenue, Suite 3200
              Dallas, Texas 75202-2799
              Attention: Charles E. Greef, Esq.

or to such other address with respect to a party as such party shall notify the other in writing as above provided.

  14. COMPLETE AGREEMENT. This Agreement and the Merger Agreement contain the complete agreement between the parties hereto with respect to the Merger and other transactions contemplated hereby and supersede all prior agreements and understandings between the parties hereto with respect thereto.

  15. CAPTIONS. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

  16. WAIVER AND OTHER ACTION. Either party hereto may, by a signed writing, give any consent, take any action pursuant to paragraph 9 hereof or otherwise, or waive any inaccuracies in the representations and warranties by the other party and compliance by the other party with any of the covenants and conditions herein.

  17. AMENDMENT. At any time before the Time of Filing, the parties hereto, by action taken by their respective Boards of Directors or pursuant to authority delegated by their respective Boards of Directors, may amend this Agreement; provided, however, that no amendment after approval by the shareholders of Valley shall be made which changes in a manner adverse to such shareholders the consideration to be provided to said shareholders pursuant to this Agreement and the Merger Agreement.

  18. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

  19. NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. No representation or warranty contained in the Agreement or the Merger Agreement shall survive the Merger or except as set forth in paragraph 9(b), the termination of this Agreement. Paragraph 10 shall survive the Merger.

  20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one instrument.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                          NORWEST CORPORATION

                                                  /s/ Kenneth R. Murray
                                          By __________________________________

                                                Executive Vice President
                                          Its _________________________________

                                          FIRST VALLEY BANK GROUP, INC.

                                                 /s/ Cleave T. Breedlove
                                          By __________________________________

                                                        Chairman
                                          Its _________________________________

                                                                       EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                                 SEE APPENDIX B

                                                                      EXHIBIT B

Norwest Corporation
Norwest Center
Sixth and Marquette
Minneapolis, MN 55479-1026
Attn: Secretary

Gentlemen:

  I have been advised that I might be considered to be an "affiliate," as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 ("Rule 145") promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") of First Valley Bank Group, Inc., a Texas corporation ("Valley").

  Pursuant to an Agreement and Plan of Reorganization, dated as of May 2, 1997, as amended and restated (the "Reorganization Agreement"), between Valley and Norwest Corporation, a Delaware corporation ("Norwest") it is contemplated that a wholly-owned subsidiary of Norwest will merge with and into Valley (the "Merger") and as a result, I will receive in exchange for each share of Common Stock, no par value per share, of Valley ("Valley Common Stock") and ICP Share Equivalents (as defined in the Reorganization Agreement) owned by me immediately prior to the Effective Time of the Merger (as defined in the Reorganization Agreement), a number of shares of Common Stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), as more specifically set forth in the Reorganization Agreement.

  I hereby agree as follows:

  I will not offer to sell, transfer or otherwise dispose of any of the shares of Valley Common Stock or Norwest Common Stock held by me during the 30 days prior to the Effective Time of the Merger.

  I will not offer to sell, transfer or otherwise dispose of any of the shares of Norwest Common Stock issued to me pursuant to the Merger (the "Stock") except (a) in compliance with the applicable provisions of Rule 145, (b) in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or (c) in an offering registered under the Securities Act.

  I will not sell, transfer or otherwise dispose of the Stock or in any way reduce my risk relative to any shares of Norwest Common Stock issued to me pursuant to the Merger until such time as financial results covering at least 30 days of post-Merger combined operations of Valley and Norwest have been published.

  I consent to the endorsement of the Stock issued to me pursuant to the Merger with a restrictive legend which will read substantially as follows:

    "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended (the "Act"), applies, and may be sold or otherwise transferred only in compliance with the limitations of such Rule 145, or upon receipt by Norwest Corporation of an opinion of counsel reasonably satisfactory to it that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act."

  Norwest's transfer agent shall be given an appropriate stop transfer order and shall not be required to register any attempted transfer of the shares of the Stock, unless the transfer has been effected in compliance with the terms of this letter agreement.

  It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the restrictive legend set forth above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (a) (i) any such shares of Stock shall have been registered under the Securities Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Securities Act, or (iii) I am not at the time of such disposition an affiliate of Norwest and have been the beneficial owner of the Stock for at least two years (or such other period as may be prescribed thereunder) and Norwest has filed with the Commission all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding twelve months, or (iv) I am not and have not been for at least three months an affiliate of Norwest and have been the beneficial owner of the Stock for at least three years (or such other period as may be prescribed by the Securities Act, and the rules and regulations promulgated thereunder), or (v) Norwest shall have received an opinion of counsel acceptable to Norwest to the effect that the stock transfer restrictions and the legend are not required, and (b) financial results covering at least 30 days of post-Merger combined operations have been published.

  I have carefully read this letter agreement and the Reorganization Agreement and have discussed their requirements and other applicable limitations upon my ability to offer to sell, transfer or otherwise dispose of shares of Valley Common Stock, Norwest Common Stock or the Stock, to the extent I felt necessary, with my counsel or counsel for Valley.

                                          Sincerely,

                                          _____________________________________

                                                                       EXHIBIT C

                            BancOne Corporation
                            Bank of Boston Corporation
                            Bank of New York
                            BankAmerica Corporation
                            Barnett Banks, Inc.
                            Comerica, Inc.
                            CoreStates Financial Corporation
                            First Chicago NBD Corporation
                            First Union Corporation
                            Fleet Financial
                            KeyCorp
                            Mellon Bank Corporation
                            National City Corporation
                            PNC Financial Corporation
                            Signet Banking Corporation
                            Suntrust Banks, Inc.
                            U.S. Bancorp.
                            Wachovia Corporation
                            Wells Fargo

                                                                       EXHIBIT D

                             AMENDMENT TO SERIES C
                            STATEMENT OF DESIGNATION

                                 SEE APPENDIX C

                                                                       EXHIBIT E

                             AMENDMENT TO SERIES D
                            STATEMENT OF DESIGNATION

                                 SEE APPENDIX D

                                   APPENDIX B

                                   AGREEMENT
                                      AND
                                 PLAN OF MERGER

                         AGREEMENT AND PLAN OF MERGER*
                                    BETWEEN
                         FIRST VALLEY BANK GROUP, INC.
                              A TEXAS CORPORATION
                          (THE SURVIVING CORPORATION)
                                      AND
                            NORWEST VBG MERGER CO.
                              A TEXAS CORPORATION
                           (THE MERGED CORPORATION)

  This Agreement and Plan of Merger dated as of       , 1997, between FIRST
VALLEY BANK GROUP, INC. ("Valley"), a Texas corporation (hereinafter sometimes called "Valley" and sometimes called the "surviving corporation") and NORWEST VBG MERGER CO., a Texas corporation ("Merger Co.") (said corporations being hereinafter sometimes referred to as the "constituent corporations"),

  WHEREAS, Merger Co., a wholly-owned subsidiary of Norwest Corporation ("Norwest"), was incorporated by Articles of Incorporation filed in the office
of the Secretary of State of the State of Texas on        19 , and said
corporation is now a corporation subject to and governed by the provisions of the Texas Business Corporation Law Merger Co. has authorized capital stock of shares of common stock, no par value per share ("Merger Co. Common
Stock"). As of       , 1997, there were       shares of Merger Co. Common
Stock outstanding and       shares were held in the treasury; and

  WHEREAS, Valley was incorporated by Articles of Incorporation filed in the office of the Secretary of State of the State of Texas on November 19, 1981, and said corporation is now a corporation subject to and governed by the provisions of the Texas Business Corporation Law, with an authorized capital stock consisting of 2,000,000 shares of common stock, no par value per share ("Valley Common Stock"), and 200,000 shares of Preferred Stock, $100.00 par
value per share ("Preferred Stock"), of which       shares of Valley Common
Stock were outstanding and       shares of Valley Common Stock were held in
the treasury, and no shares of Preferred Stock were outstanding and no shares
of Preferred Stock were held in the treasury as of         , 1997; and

  WHEREAS, Norwest and Valley are parties to an Amended and Restated Agreement and Plan of Reorganization dated as of May 2, 1997 (the "Reorganization Agreement"), setting forth certain representations, warranties and covenants in connection with the merger provided for herein; and

  WHEREAS, the directors, or a majority of them, of each of the constituent corporations respectively deem it advisable for the welfare and advantage of said corporation and for the best interests of the respective shareholders of said corporations that said corporations merge and that Merger Co. be merged with and into Valley, with Valley continuing as the surviving corporation, on the terms and conditions hereinafter set forth in accordance with the provisions of the Texas Business Corporation Act, which statute permits such merger;

  NOW, THEREFORE, the parties hereto, subject to the approval of the shareholders of Merger Co. and Valley, in consideration of the premises and of the mutual covenants and agreements contained herein and of the benefits to accrue to the parties hereto, have agreed and do hereby agree that Merger Co. shall be merged with and into Valley pursuant to the laws of the State of Texas, and do hereby agree upon, prescribe and set forth the
--------
* On September 23, 1997, the Norwest Board declared a two-for-one stock split in the form of a 100% stock dividend paid on October 10, 1997 to stockholders of record on October 2, 1997. The Norwest Share Amount and other references to Norwest Common Stock in the Merger Agreement have not been restated to reflect the two-for-one split. However, shares of Norwest Common Stock which Valley's shareholders will receive in the Merger will be adjusted to reflect the split pursuant to Article Sixth, paragraph 3 of this Merger Agreement.

terms and conditions of the merger of Merger Co. with and into Valley, the mode of carrying said merger into effect, the manner and basis of converting the shares of Valley Common Stock, and "ICP Share Equivalents" (as defined in the Reorganization Agreement) into shares of common stock, par value $1 2/3 per share, of Norwest ("Norwest Common Stock"), and such other provisions with respect to said merger as are deemed necessary or desirable, as follows:

  FIRST: At the time of merger, Merger Co. shall be merged with and into Valley, one of the constituent corporations, which shall be the surviving corporation, and the separate existence of Merger Co. shall cease and the name of the surviving corporation shall remain "First Valley Bank Group, Inc."

  SECOND: The Articles of Incorporation of Valley at the time of merger shall be the Articles of Incorporation of the surviving corporation until amended according to law.

  THIRD: The Bylaws of Valley at the time of merger shall be and remain the Bylaws of the surviving corporation until amended according to the provisions of the Articles of Incorporation of the surviving corporation or of said Bylaws.

  FOURTH: At the time of merger, the following-named persons shall become the directors of the surviving corporation and shall hold office from the time of merger until their respective successors are elected and qualify:

                                Stanley S. Stroup
                                William H. Queenan
                                John T. Thornton

  FIFTH: At the time of merger, the following named persons shall become and remain the officers of the surviving corporation and shall hold office from the time of merger until their respective successors are elected or appointed and qualify:

         John T. Thornton    President
         Charles D. White    Senior Vice President and Treasurer
         Stanley S. Stroup   Senior Vice President
         J. Daniel
          Vandermark         Vice President
         Robert J. Murphy    Vice President
         James A. Horton     Vice President
         Michael A. Graf     Vice President
         David M. Stautz     Vice President
         Diana Lea-Kahle     Secretary
         Margaret M. Weber   Assistant Secretary
         Rachelle M. Graham  Assistant Secretary

  SIXTH: The manner and basis of converting the shares of Valley Common Stock shall be as follows:

    1. At the time of merger, by virtue of the merger and without any action on the part of the holder or holders thereof (i) each share of Valley Common Stock outstanding immediately prior to the time of the merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for the number of shares of Norwest Common Stock equal to the Norwest Share Amount (as defined below); and (ii) each participant in the First Valley Bank Group, Inc. Incentive Compensation Plan, as amended (the "ICP") listed on Schedule 1(a) ("Participant") hereto shall receive the number of shares of Norwest Common Stock set forth opposite the name of such Participant in Schedule 1(a) ("ICP Share Equivalents"). The "Norwest Share Amount" shall be an amount determined by dividing [The following (A) or (B) to be inserted: (A) To be inserted if the time of the merger occurs on or before the record date for the payment of the regular quarterly dividend on the Norwest Common Stock declared during the fourth quarter of 1997: 1,394,366 or (B) to be inserted if the time of the merger is after such date: 1,403,366] by the number of shares of Valley Common Stock outstanding immediately prior to the time of the merger.

    2. As soon as practicable after the merger becomes effective, each holder of a certificate for shares of Valley Common Stock, and, subject to the terms of the ICP (as defined in the Reorganization Agreement), each ICP Participant (as defined in the Reorganization Agreement) outstanding immediately prior to the time of merger shall be entitled, upon surrender of such certificate for cancellation to the surviving corporation or to Norwest Bank Minnesota, National Association, as the designated agent of the surviving corporation (the "Agent"), to receive a new certificate for the number of whole shares of Norwest Common Stock to which such holder shall be entitled on the basis set forth in paragraph 1 above. Until so surrendered each certificate which, immediately prior to the time of merger, represented shares of Valley Common Stock and ICP Share Equivalents shall not be transferable on the books of the surviving corporation but shall be deemed to evidence the right to receive (except for the payment of dividends as provided below) ownership of the number of whole shares of Norwest Common Stock into which such shares of Valley Common Stock and ICP Share Equivalents have been converted on the basis above set forth; provided, however, until the holder of such certificate for Valley Common Stock and ICP Share Equivalents shall have surrendered the same for exchange as above set forth, no dividend payable to holders of record of Norwest Common Stock as of any date subsequent to the effective date of merger shall be paid to such holder with respect to the Norwest Common Stock, if any, represented by such certificate, but, upon surrender and exchange thereof as herein provided, there shall be paid by the surviving corporation or the Agent to the record holder of such certificate for Norwest Common Stock issued in exchange therefor an amount with respect to such shares of Norwest Common Stock equal to all dividends that shall have been paid or become payable to holders of record of Norwest Common Stock between the effective date of merger and the date of such exchange.

    3. If between the date of the Reorganization Agreement and the time of merger, shares of Norwest Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Norwest Common Stock, if any, into which a share of Valley Common Stock or ICP Share Equivalent shall be converted on the basis above set forth, will be appropriately and proportionately adjusted so that the number of such shares of Norwest Common Stock into which a share of Valley Common Stock or ICP Share Equivalent shall be converted will equal the number of shares of Norwest Common Stock which the holders of shares of Valley Common Stock or ICP Share Equivalent would have received pursuant to such reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or stock dividend had the record date therefor been immediately following the time of merger.

    4. No fractional shares of Norwest Common Stock and no certificates or scrip certificates therefor shall be issued to represent any such fractional interest, and any holder of a fractional interest shall be paid an amount of cash equal to the product obtained by multiplying the fractional share interest to which such holder is entitled by the average of the closing prices of a share of Norwest Common Stock as reported by the consolidated tape of the New York Stock Exchange for each of the five (5) trading days ending on the day immediately preceding the meeting of shareholders held to approve the merger.

    5. Each share of Merger Co. Common Stock issued and outstanding at the time of merger shall be converted into and exchanged for one (1) share of the surviving corporation after the time of merger.

  SEVENTH: The merger provided for by this Agreement shall be effective as follows:

    1. The effective date of merger shall be the date on which the Articles of Merger (as described in subparagraph 1(b) of this Article Seventh) shall be delivered to and filed by the Secretary of State of the State of Texas or such other date specified in the Articles of Merger; provided, however, that all of the following actions shall have been taken in the following order:

      a. This Agreement shall be approved and adopted on behalf of Merger Co. and Valley in accordance with the Texas Business Corporation Act; and

      b. Articles of merger (with this Agreement attached as part thereof) with respect to the merger, setting forth the information required by the Texas Business Corporation Act, shall be executed by the President or a Vice President of Merger Co. and by the Secretary or an Assistant Secretary of Merger Co., and by the President or a Vice President of Valley and by the Secretary or an Assistant Secretary of Valley, and shall be filed in the office of the Secretary of State of the State of Texas in accordance with the Texas Business Corporation Act; and

    2. The merger shall become effective as of 12:01 a.m. (the "time of merger") on the effective date of merger.

  EIGHTH: At the time of merger:

    1. The separate existence of Merger Co. shall cease, and the corporate existence and identity of Valley shall continue as the surviving corporation.

    2. The merger shall have the other effects prescribed by Section 5.06 of the Texas Business Corporation Act.

  NINTH: The following provisions shall apply with respect to the merger provided for by this Agreement:

    1. If at any time Valley shall consider or be advised that any further assignment or assurance in law or other action is necessary or desirable to vest, perfect or confirm in Valley the title to any property or rights of Merger Co. acquired or to be acquired as a result of the merger provided for herein, the proper officers and directors of Valley and Merger Co. may execute and deliver such deeds, assignments and assurances in law and take such other action as may be necessary or proper to vest, perfect or confirm title to such property or right in Valley and otherwise carry out the purposes of this Agreement.

    2. For the convenience of the parties and to facilitate the filing of this Agreement, any number of counterparts hereof may be executed and each such counterpart shall be deemed to be an original instrument.

    3. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Texas.

    4. This Agreement cannot be altered or amended except pursuant to an instrument in writing signed by both of the parties hereto.

    5. At any time prior to the filing of Articles of Merger with the Secretary of State of the State of Texas, this Agreement may be terminated in accordance with the terms of the Reorganization Agreement upon approval by the Board of Directors of either of the constituent corporations notwithstanding the approval of the shareholders of either constituent corporation.

  IN WITNESS WHEREOF, the parties hereto have cause this Agreement and Plan of Merger to be signed in their respective corporate names by the undersigned officers and their respective corporate seals to be affixed hereto, pursuant to authority duly given by their respective Boards of Directors, all as of the day and year first above written.

                                          NORWEST VBG MERGER CO.

                                          By: _________________________________
                                            Its: ______________________________
Attest:

_____________________________________
Secretary

                                          FIRST VALLEY BANK GROUP, INC.

                                          By: _________________________________
                                            Its: ______________________________
Attest:

_____________________________________
Secretary

                                   APPENDIX C

                             AMENDMENT TO SERIES C
                            STATEMENT OF DESIGNATION

  RESOLVED, that the Statement of Resolution Establishing Series of Preferred Stock of First Valley Bank Group, Inc., as filed with the Secretary of State of the State of Texas on May 27, 1994, designating a series of preferred stock as Series C, be amended by deleting the Section entitled "Conversion" and replacing it to read in its entirety as follows:

                                  "Conversion

(a) Effective immediately upon the filing of this Amendment to the Articles of Incorporation (this "Amendment") in the office of the Secretary of State of the State of Texas, each share of the Series C Preferred Stock issued and outstanding immediately prior to the filing of this Amendment, and all rights in respect thereof shall thereupon, by virtue of the filing of this Amendment and without any further action on the part of the holder thereof, automatically become and be converted into 1.5235 shares of Common Stock. All shares of the Series C Preferred Stock, and all rights in respect thereof, by virtue of the filing of this Amendment and without any further action on the part of the holder thereof, are hereby permanently canceled.

(b) No fractions of shares of Common Stock will be issued upon conversion of the Series C Preferred Stock, but in lieu thereof the Corporation shall pay therefor in cash the value of any fractional share of Common Stock as computed on the basis of $100.00 per whole share of Series C Preferred Stock.

(c) The term "Common Stock," as used in connection with conversion of the Series C Preferred Stock shall mean the Common Stock, no par value, of the class authorized as of the date of issue of the Series C Preferred Stock, and the stock of any other class or classes into which such Common Stock or any such other class may thereafter be changed or reclassified."

                                   APPENDIX D

                             AMENDMENT TO SERIES D
                            STATEMENT OF DESIGNATION

  RESOLVED, that the Statement of Resolution Establishing Series of Preferred Stock of First Valley Bank Group, Inc., as filed with the Secretary of State of the State of Texas on June 25, 1996, designating a series of preferred stock as Series D, be amended by deleting the Section entitled "Conversion" and replacing it to read in its entirety as follows:

                                  "Conversion

(a) Effective immediately upon the filing of this Amendment to the Articles of Incorporation (this "Amendment") in the office of the Secretary of State of the State of Texas, each share of the Series D Preferred Stock issued and outstanding immediately prior to the filing of this Amendment, and all rights in respect thereof shall thereupon, by virtue of the filing of this Amendment and without any further action on the part of the holder thereof, automatically become and be converted into 1.5235 shares of Common Stock. All shares of the Series D Preferred Stock, and all rights in respect thereof, by virtue of the filing of this Amendment and without any further action on the part of the holder thereof, are hereby permanently canceled.

(b) No fractions of shares of Common Stock will be issued upon conversion of the Series D Preferred Stock, but in lieu thereof the Corporation shall pay therefor in cash the value of any fractional share of Common Stock as computed on the basis of $100.00 per whole share of Series D Preferred Stock.

(c) The term "Common Stock," as used in connection with conversion of the Series D Preferred Stock shall mean the Common Stock, no par value, of the class authorized as of the date of issue of the Series D Preferred Stock, and the stock of any other class or classes into which such Common Stock or any such other class may thereafter be changed or reclassified."

                                   APPENDIX E

                         TEXAS BUSINESS CORPORATION ACT
                         ARTICLES 5.11, 5.12, AND 5.13

ART. 5.11 RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE
          ACTIONS

  A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

    (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise:

    (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation requiring the special authorization of the shareholders as provided by this Act;

    (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

  B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if (1) the shares held by the shareholder are part of a class shares of which are listed on a national securities exchange, or are held of record by not less than 2,000 holders, on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, and (2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for his shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares of which are (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, or (ii) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received.

  Acts 1955, 54th Leg., p. 239, ch. 64, eff. Sept. 6, 1955. Amended by Acts 1957, 55th Leg., p. 111, ch. 54, (S) 10; Acts 1973, 63rd Leg., p. 1508, ch.
545, (S) 36, eff. Aug. 27, 1973; Acts 1989, 71st Leg., ch. 801 (S) 34 eff.
August 28, 1989; Acts 1991, 72nd Leg., ch. 901, (S) 32, eff. Aug. 26, 1991.

ART. 5.12 PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

  A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

    (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

    (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the Corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

    (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

    (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

  B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporate (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty
(60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

  C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

  D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

  E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

  F. The provisions of this Article shall not apply to a merger if, on the date of filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

  G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

  Acts 1955, 54th Leg., p. 239, ch. 64, eff. Sept. 6, 1955. Amended by Acts 1967, 60th Leg., p. 1721, ch. 657 (S) 12, eff. June 17, 1967; Acts 1983, 68th
Leg., p. 2570, ch. 442 (S) 9, eff. Sept. 1, 1983; Acts 1987, 70th Leg., ch.
93, (S) 27, eff. Aug. 31, 1987; Acts 1989, 71st Leg., ch. 801, (S) 35, eff.
Aug 28, 1989; Acts 1993, 73rd Leg., ch 215, (S) 2.16, eff. Sept. 1, 1993.

ART. 5.13 PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

  A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

  B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

  C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for finding and determination of a fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

  Acts 1955, 54th Leg., p. 239, ch. 64, eff. Sep. 6, 1955. Amended by Acts 1967, 60th Leg., p. 1723, ch. 657 (S) 13, eff. June 17, 1967; Acts 1983, 68th
Leg., p. 2573, ch. 442, (S) 10, eff. Sept. 1, 1983; Acts 1993, 73rd Leg., ch.
215, (S) 2.17, eff. Sept. 1, 1993.

                                   APPENDIX F

                                FAIRNESS OPINION
                                       OF
                         THE BANK ADVISORY GROUP, INC.

October 10, 1997

Board of Directors
First Valley Bank Group, Inc.
Los Fresnos, Texas

Gentlemen:

  You have requested that The Bank Advisory Group, Inc. act as an independent financial analyst and advisor to the common shareholders of First Valley Bank Group, Inc., a Texas corporation ("Valley"), and its wholly-owned bank subsidiary, First Valley Bank ("Bank"). Specifically, we have been asked to render advice and analysis in connection with the proposed merger of Norwest VBG Merger Co., a wholly-owned subsidiary of Norwest Corporation, Minneapolis, Minnesota ("Norwest"), with and into Valley (the "Merger"). If the Merger is completed, Valley will become a wholly-owned subsidiary of Norwest and Valley shareholders will receive shares of Norwest stock for their shares of Valley stock. In our role as an independent financial analyst, you have requested our opinion with regard to the fairness--from the perspective of both the common and preferred shareholders of Valley--of the financial terms of the proposed merger pursuant to the provisions of the Agreement and Plan of Reorganization, as amended and restated, dated as of May 2, 1997 and the Agreement and Plan of Merger attached in draft form as an exhibit to the Agreement and Plan of Reorganization (collectively referred to as the "Agreements").

  In conjunction with our review of the Agreements, our understanding is that Norwest proposes to consummate the Merger pursuant to the following financial terms:

  . Immediately prior to the Merger, and subject to approval by the holders of Valley Series C Preferred Stock and Valley Series D Preferred Stock, each share of the Valley Series C Preferred Stock and Valley Series D Preferred Stock will be converted into 1.5235 shares of Valley Common Stock.

  . In conjunction with the Merger, and subsequent to the conversion of Valley Series C Preferred Stock and Valley Series D Preferred Stock into shares of Valley Common Stock, Norwest will exchange 2,806,732 shares of Norwest Common stock for all of the outstanding shares of Valley Common Stock.

  . Based on 785,322 shares of Valley Common Stock outstanding after conversion of the Valley Series C Preferred Stock and Valley Series D Preferred Stock into shares of Valley Common Stock, Norwest will issue approximately 3.57 shares of Norwest Common Stock for each share of Valley Common Stock outstanding at the time of the Merger.

  The Bank Advisory Group, Inc., as part of its line of professional services, specializes in rendering valuation opinions of banks and bank holding companies in connection with mergers and acquisitions nationwide. Prior to our retention for this assignment, The Bank Advisory Group provided financial advisory services to Valley and Bank; however, the revenues derived from the delivery of such services are insignificant when compared to The Bank Advisory Group's total gross revenues. The Bank Advisory Group has not provided any services to Norwest Corporation.

  In connection with this opinion and with respect to Valley we have reviewed, among other things:

    1. Audited consolidated financial statements for the years ended December 31, 1996, 1995, and 1994;

    2. Consolidated financial statements, on form F.R. Y-9C, for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with the Federal Reserve System;

    3. Parent company only financial statements, on form F.R. Y-9LP, for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with the Federal Reserve System;

    4. Reports of Condition and Income for Bank for the years ended December 31, 1996, 1995, and 1994, and for the six-month period ended June 30, 1997, as filed with Federal bank regulatory agencies;

    5. The condition of the commercial banking industry, as indicated in financial reports filed with various Federal bank regulatory authorities by all federally-insured commercial banks;

    6. Certain internal financial analyses and forecasts for Valley prepared by the management of Valley, including projections of future performance;

    7. Certain other summary materials and analyses with respect to Valley's loan portfolio, securities portfolio, deposit base, fixed assets, and operations including, but not limited to: (i) schedules of loans and other assets identified by management as deserving special attention or monitoring given the characteristics of the loan/asset and the local economy, (ii) analyses concerning the adequacy of the loan loss reserve,
  (iii) schedules of "other real estate owned," including current carrying values and recent appraisals, and (iv) schedules of securities, detailing book values, market values, and lengths to maturity; and,

    8. Such other information--including financial studies, analyses, investigations, and economic and market criteria--that we deem relevant to this assignment.

  In connection with this opinion and with respect to Norwest, we have reviewed, among other things:

    1. Audited consolidated financial statements, in Annual Report Form and Form 10-K, for the years ended December 31, 1996, 1995, and 1994;

    2. Quarterly financial statements, on Form 10-Q, for the three month period ended March 31, 1997, and for the six-month period ended June 30, 1997;

    3. Consolidated financial statements, on form F.R. Y-9C, for the years ended 1996, 1995, and 1994, as filed with the Federal Reserve System;

    4. Equity research reports regarding Norwest prepared by various analysts who cover the financial institutions sector;

    5. The condition of the commercial banking industry, as indicated in financial reports filed with various Federal bank regulatory authorities by all federally-insured commercial banks; and,

    6. Such other information--including financial studies, analyses, investigations, and economic and market criteria--that we deem relevant to this assignment.

  In connection with this opinion and with respect to the proposed Merger, we have reviewed, among other things:

    1. The Agreements, and any amendments thereto, that set forth, among other items, the terms, conditions to closing, pending litigation against both Valley and Norwest, and representations and warranties of Valley and Norwest with respect to the proposed Merger;

    2. The Proxy Statement-Prospectus, in draft form dated October 10, 1997, that will be furnished to the shareholders of Valley in connection with the proposed Merger;

    3. The financial terms and price levels for commercial banks with assets between $300 million and $600 million recently acquired in the United States together with the financial performance and condition of such banks;

    4. The price-to-equity and price-to-earnings multiples of commercial banking organizations based in the United States that have publicly-traded common stock, together with the financial performance and condition of such banking organizations, compared with the price-to-equity and price-to-earnings multiples for Norwest common stock; and,

    5. Such other information--including financial studies, analyses, investigations, and economic and market criteria--that we deem relevant to this assignment.

  Based on our experience, we believe our review of, among other things, the aforementioned items provides a reasonable basis for our opinion, recognizing that we are expressing an informed professional opinion--not a certification of value.

  We have relied upon the information provided by the management of Valley and Norwest, or otherwise reviewed by us, as being complete and accurate in all material respects. Furthermore, we have not verified through independent inspection or examination the specific assets or liabilities of Valley and Norwest or their subsidiary banks. We have also assumed that there has been no material change in the assets, financial condition, results of operations, or business prospects of Valley and Norwest since the date of the last financial statements made available to us. We have met with the management of Valley for the purpose of discussing the relevant information that has been provided to us.

  Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us, we conclude that:

  . The terms--specifically the conversion ratio--for the conversion of Valley Series C Preferred Stock and Valley Series D Preferred Stock into shares of Valley Common Stock, as outlined herein, are fair, from a financial standpoint, to both the Preferred and Common shareholders of Valley.

  . The terms of the proposed Merger with Norwest, as outlined herein, are fair, from a financial standpoint, to all shareholders of Valley.

  This opinion is available for disclosure to the shareholders of Valley. Accordingly, we hereby consent to the inclusion of our opinion as an appendix to the Proxy Statement-Prospectus relating to the proposed Merger, and to the reference of our firm in the Proxy Statement-Prospectus.

                                          Respectfully submitted,

                                          The Bank Advisory Group, inc.

                                                   /s/ Robert J. Walters
                                          By __________________________________

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of Norwest's Restated Certificate of Incorporation provides for broad indemnification of directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  Exhibits: Parenthetical references to exhibits in the description of Exhibits 3.1, 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5, 3.2, 4.1 and 4.2 below are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the Securities and Exchange Commission under File No. 1-2979.

  2.1   --Agreement and Plan of Reorganization, as amended and restated, dated as of May 2, 1997, between First Valley Bank Group, Inc. and Norwest
         Corporation (included in Proxy Statement-Prospectus as Appendix A).
  2.2   --Form of Agreement and Plan of Merger between First Valley Bank Group,
         Inc. and Merger Co. (included in Proxy Statement-Prospectus as
         Appendix B).
  3.1   --Restated Certificate of Incorporation (incorporated by reference to
         Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28,
         1993, Exhibit 3 to Norwest's Current Report on Form 8-K dated July 3,
         1995 and Exhibit 3 to Norwest's Current Report on Form 8-K dated June
         3, 1997 (filed June 10, 1997)).
  3.1.1 --Certificate of Designations of Powers, Preferences, and Rights of
         Norwest ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for
         the quarter ended March 31, 1994).
  3.1.2 --Certificate of Designations of Powers, Preferences, and Rights of
         Norwest Cumulative Tracking Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated January 9,
         1995).
  3.1.3 --Certificate of Designations of Powers, Preferences, and Rights of
         Norwest 1995 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q
         for the quarter ended March 31, 1995).
  3.1.4 --Certificate of Designations with respect to the 1996 ESOP Cumulative
         Convertible Preferred Stock (incorporated by reference to Exhibit 3 to
         Norwest's Current Report on Form 8-K dated February 26, 1996).
  3.1.5 --Certificate of Designations with respect to the 1997 ESOP Cumulative
         Convertible Preferred Stock (incorporated by reference to Exhibit 3 to
         Norwest's Current Report on Form 8-K dated April 14, 1997).
  3.2   --By-Laws (incorporated by reference to Exhibit 3(i) to Norwest's
         Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).
  4     --Rights Agreement, dated as of November 22, 1988, between Norwest
         Corporation and Citibank, N.A. (incorporated by reference to Exhibit 1 to Norwest's Form 8-A dated December 6, 1988).
  4.1   --Certificate of Adjustment, dated July 21, 1989, to Rights Agreement
         (incorporated by reference to Exhibit 3 to Norwest's Form 8 dated July
         21, 1989).
  4.2   --Certificate of Adjustment, dated June 28, 1993, to Rights Agreement
         (incorporated by reference to Exhibit 4 to Norwest's Form 8-A/A dated
         June 29, 1993).
  5     --Opinion of Stanley S. Stroup, Executive Vice President and General
         Counsel to Norwest.

  8   --Form of Opinion of Jenkens & Gilchrist, P.C.
 23.1 --Consent of Stanley S. Stroup (included as part of Exhibit 5 filed herewith).
 23.2 --Consent of KPMG Peat Marwick LLP.
 23.3 --Consent of Burton McCumber & Prichard, L.L.P.
 23.4 --Consent of Jenkens & Gilchrist, P.C.
 24   --Powers of Attorney.
 99.1 --Form of proxy card for holders of Common Stock for Special Meeting of
       Shareholders of First Valley Bank Group, Inc.
 99.2 --Form of proxy card for holders of Series C Preferred Stock for Special
       Meeting of Shareholders of First Valley Bank Group, Inc.
 99.3 --Form of proxy card for holders of Series D Preferred Stock for Special
       Meeting of Shareholders of First Valley Bank Group, Inc.

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that whichwas registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON OCTOBER 10, 1997.

                                          Norwest Corporation

                                                 /s/ Richard M. Kovacevich
                                          By: _________________________________
                                            RICHARD M. KOVACEVICH CHAIRMAN AND
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRATION STATEMENT HAS BEEN SIGNED ON OCTOBER 10, 1997 BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:

      /s/ Richard M. Kovacevich           Chairman and Chief Executive Officer
-------------------------------------         (Principal Executive Officer)
        RICHARD M. KOVACEVICH

        /s/ John T. Thornton               Executive Vice President and Chief
-------------------------------------         Financial Officer (Principal
          JOHN T. THORNTON                         Financial Officer)

         /s/ Michael A. Graf              Senior Vice President and Controller
-------------------------------------        (Principal Accounting Officer)
           MICHAEL A. GRAF

LES S. BILLER
J.A. BLANCHARD III
DAVID A. CHRISTENSEN
PIERSON M. GRIEVE
CHARLES M. HARPER
WILLIAM A. HODDER

REATHA CLARK KING                              A majority of the Board of
RICHARD M. KOVACEVICH                                   Directors*
RICHARD S. LEVITT
RICHARD D. McCORMICK
CYNTHIA H. MILLIGAN
BENJAMIN F. MONTOYA
IAN M. ROLLAND
MICHAEL W. WRIGHT
--------
* Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.

                                                /s/ Richard M. Kovacevich
                                          _____________________________________
                                           RICHARD M. KOVACEVICH ATTORNEY-IN-
                                                          FACT

                               INDEX TO EXHIBITS

 EXHIBIT                                                             FORM OF
 NUMBER                        DESCRIPTION*                           FILING
 -------                       ------------                          -------
  2.1    Agreement and Plan of Reorganization, as amended and
         restated, dated as of May 2, 1997 between First Valley
         Bank Group, Inc. and Norwest (included in Proxy
         Statement-Prospectus as Appendix A).
  2.2    Form of Agreement and Plan of Merger between First
         Valley Bank Group, Inc. and Norwest VSB Merger Co.
         (included in Proxy Statement-Prospectus as Appendix B).
  3.1    Restated Certificate of Incorporation (incorporated by
         reference to Exhibit 3(b) to Norwest's Current Report
         on Form 8-K dated June 28, 1993, Exhibit 3 to Norwest's
         Current Report on Form 8-K dated July 3, 1995 and
         Exhibit 3 to Norwest's Current Report on Form 8-K dated
         June 3, 1997 (filed June 10, 1997)).
  3.1.1  Certificate of Designations of Powers, Preferences, and
         Rights of Norwest ESOP Cumulative Convertible Preferred
         Stock (incorporated by reference to Exhibit 4 to
         Norwest's Quarterly Report on Form 10-Q for the quarter
         ended March 31, 1994).
  3.1.2  Certificate of Designations of Powers, Preferences, and
         Rights of Norwest Cumulative Tracking Preferred Stock
         (incorporated by reference to Exhibit 3 to Norwest's
         Current Report on Form 8-K dated January 9, 1995).
  3.1.3  Certificate of Designations of Powers, Preferences, and
         Rights of Norwest 1995 ESOP Cumulative Convertible
         Preferred Stock (incorporated by reference to Exhibit 4
         to Norwest's Quarterly Report on Form 10-Q for the
         quarter ended March 31, 1995).
  3.1.4  Certificate of Designations with respect to the 1996
         ESOP Cumulative Convertible Preferred Stock
         (incorporated by reference to Exhibit 3 to Norwest's
         Current Report on Form 8-K dated February 26, 1996).
  3.1.5  Certificate of Designations with respect to the 1997
         ESOP Cumulative Convertible Preferred Stock
         (incorporated by reference to Exhibit 3 to Norwest's
         Current Report on Form 8-K dated April 14, 1997).
  3.2    By-Laws (incorporated by reference to Exhibit 3(i) to
         Norwest's Quarterly Report on Form 10-Q for the quarter
         ended March 31, 1997).
  4      Rights Agreement, dated as of November 22, 1988,
         between Norwest Corporation and Citibank, N.A.
         (incorporated by reference to Exhibit 1 to Norwest's
         Form 8-A dated December 6, 1988).
  4.1    Certificate of Adjustment, dated July 21, 1989, to
         Rights Agreement (incorporated by reference to Exhibit
         3 to Norwest's Form 8 dated July 21, 1989).
  4.2    Certificate of Adjustment, dated June 28, 1993, to
         Rights Agreement (incorporated by reference to Exhibit
         4 to Norwest's Form 8-A/A dated June 29, 1993).
  5      Opinion of Stanley S. Stroup, Executive Vice President     Electronic
         and General Counsel to Norwest.                           Transmission
  8      Form of Opinion of Jenkens & Gilchrist, P.C.               Electronic
                                                                   Transmission
 23.1    Consent of Stanley S. Stroup (included as part of
         Exhibit 5 filed herewith).
 23.2    Consent of KPMG Peat Marwick LLP.                          Electronic
                                                                   Transmission

 EXHIBIT                                                          FORM OF
 NUMBER                      DESCRIPTION*                          FILING
 -------                     ------------                         -------
  23.3   Consent of Burton McCumber & Prichard, L.L.P.           Electronic
                                                                Transmission
  23.4   Consent of Jenkens & Gilchrist, P.C.                    Electronic
                                                                Transmission
  24     Powers of Attorney.                                     Electronic
                                                                Transmission
  99.1   Form of proxy card for holders of Common Stock for      Electronic
         Special Meeting of Shareholders of First Valley Bank   Transmission
         Group, Inc.
  99.2   Form of proxy card for holders of Series C Preferred    Electronic
         Stock for Special Meeting of Shareholders of First     Transmission
         Valley Bank Group, Inc.
  99.3   Form of proxy card for holders of Series D Preferred    Electronic
         Stock for Special Meeting of Shareholders of First     Transmission
         Valley Bank Group, Inc.

--------
* Parenthetical references to exhibits in the description of Exhibits 3.1, 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5, 3.2, 4.1 and 4.2 are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the SEC under File No. 1-2979.